UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number ________________

BRIDGEPORT VENTURES INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Ontario
(Jurisdiction of incorporation or organization)

1000 - 36 Toronto Street, Toronto, Ontario M5C 2C5
(Address of principal executive offices)

Carmelo Marrelli, phone (416) 848-0106, fax (416) 361-0923, carm@marrellisupport.ca
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 32,553,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ___             No  X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ___             No ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ___             No   X

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ___             No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___	Accelerated filer ___	Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___	International Financial Reporting Standards as Issued by the International Accounting Standards Board ___	Other X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17   X                   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___             No ___

BRIDGEPORT VENTURES INC.
FORM 20-F/A REGISTRATION STATEMENT
TABLE OF CONTENTS

GLOSSARY OF TECHNICAL TERMS

Agrillite means a sedimentary rock composed of compacted mud and clay particles.

Assay means the quantitative test of minerals and ore by chemical and/or fire assay techniques.

Breccia means a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.

Clastic means pertaining to a rock or sediment composed principally of broken fragments that are derived from pre-existing rocks or minerals and that have been transported some distance from their places of origin; also said of the texture of such a rock.

Conglomerates means a coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments, set in a fine-graned matrix.

Cretaceous means a geological period between 66 and 135 million years ago and which identifies the formation date of strata.

Gangue means the valueless rock or mineral aggregates in an ore.

Hydrothermal Alteration means the chemical and mineralogical changes in rock brought about by the addition or removal of materials by hydrothermal fluids (for example, silicification).

Igneous means a rock or mineral that solidified from molten or partly molten material.

Intrusive means a rock formed by the process of emplacement of magma in pre-existing rock.

Lithology means the description of rocks on the basis of such characteristics as color, mineralogic composition, and grain size.

Magma means naturally occurring mobile rock material, generated within the earth and capable of intrusion and extrusion and from which igneous rocks are thought to have been derived through solidification and related processes.

McCart Property means the property comprised of five mineral claims totalling approximately 534 hectares located in McCart Township, Porcupine Mining Division, Ontario known as the McCart Property, in which Bridgeport Ventures Inc. (the “Corporation”) holds a 100% interest, subject to a 2% NSR with respect to two such mineral claims and a 1% NSR with respect to three such mineral claims.

McCart Report means the technical report dated July 20, 2009 entitled “A Report to NI 43-101 Standards on the McCart Property, Ontario, Canada for Bridgeport Ventures Inc.” and prepared by Kevin Montgomery, M.Sc.(A), P. Geo., for the Corporation in respect of the McCart Property in compliance with NI 43-101.

Mineral Deposit means a deposit of mineralization which may or may not be ore, the determination of which requires a comprehensive feasibility study. A mineral deposit usually has been intersected by sufficient closely spaced drill holes and/or underground sampling to support sufficient tonnage and average grade of metal(s) tow arrant further exploration and development work.

Mineralized Material means a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support an estimate of size by tonnage and average grade of metals. Such a deposit does not qualify as “ore” or a reserve, which would require a comprehensive feasibility evaluation based upon unit cost, grade, recoveries, and other factors relating to engineering, legal, financial and economic feasibility.

Mineral Reserve means the economically mineable part of a Mineral Resource classified as “measured” or “indicated” demonstrated by at least a preliminary feasibility study. Mineral Reserves can be classified into “proven” and “probable” categories.

Mineral Resource means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Molybdenum means a hard, silvery metal used in steel and nickel alloys.

Nevada Report means the technical report dated November 26, 2010 entitled "Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview and Horsethief Gold Projects, Nevada, USA" prepared by Matthew Gray, Ph.D., C.P.G. for the Corporation in respect of the Nevada Portfolio properties (as hereinafter defined) in compliance with NI 43-101.

NI 43-101 means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

NSR means net smelter return royalty.

Ore means a mineral or aggregate of minerals more or less mixed with gangue which can be profitably mined given economic circumstances at the time. The Corporation does not own any interest in properties where the mineralization has been determined to be ore.

Oxide means mineral from which sulphur has been partially or completely removed by the action of surface water and oxygen.

Plan means the stock option plan of the Corporation which received shareholder approval on December 18, 2007.

Porphyritic means pertaining to or resembling porphyry.

Porphyry means an igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Pyrite means a very common iron sulphide mineral often associated with gold and other economic mineral deposits.

Pyroclastic means type of fragmented rock formed by volcanic explosion or aerial expulsion.

Pyrrhotite means an iron sulphide mineral, sometimes magnetic. Less widespread than pyrite, often associated with nickel and copper deposits.

Rhyolite means an extrusive igneous (volcanic) rock with phenocrysts of quartz and alkalic feldspar, commonly of porphyritic texture.

Rosario Property means the property comprised of 551 hectares known as the Rosario property located in Region III of Chile near the mining centre of Copiapo, in which Rio Condor holds the right to acquire a 100% interest subject to certain underlying royalties.

Rosario Report means the technical report dated November 27, 2009 as revised December 4, 2009 entitled “Summary Report on the Rosario Copper-Gold Project, Region III, Atacama, Chile” and prepared by Matthew Gray, Ph.D, C.P.G. for the Corporation in respect of the Rosario Property in compliance with NI 43-101.

Sedimentary means rock formed of sediment, as conglomerate, sandstone and shale, formed of fragments of other rock transported from their sources and deposited in water; rocks formed by precipitation from solution as rock salt or gypsum or non-organic secretions of organisms, e.g., most limestone.

Strata means a tabular or sheet-like body of sedimentary rock.

Sulphide means a group of minerals consisting of metals combined with sulphur; common metallic ores. (or “Sulfide”)

Vein means a tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure

Wallrock means the rock forming the walls of a vein or other mineral deposit.

NOTE TO U.S. READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND
RESERVE ESTIMATES IN THE UNITED STATES AND CANADA

Mineral Reserve

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

“reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;
“economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and

while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains certain forward-looking statements. Readers can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Corporation’s belief on the basis of the McCart Report that the McCart Property is prospective for nickel ("Ni"); (ii) the Corporation’s plan to target certain types of properties for acquisition and exploration, including properties which are prospective for gold ("Au") and Ni resources; the Corporation’s anticipation that, as its stable of properties grows, that there will be a greater emphasis placed on the exploration of such properties, with the long-term goal of developing the properties and achieving commercial production; (iii) the possibility that the Corporation may enter into partnerships in order to fully exploit the production potential of its exploration assets; (iv) the possibility that the Xstrata Kidd Metallurgical Site might be available to process potential Ni ore from the McCart Property thereby obviating the need of the Corporation to build a mill at such property; (v) the possibility that there is excess base metal capacity at the Xstrata Kidd Metallurgical Site that would be available to the Corporation should an economic base metals deposit be discovered on the McCart Property; (vi) management’s belief that the Corporation’s cash is sufficient to meet its general and administrative expenditures for fiscal 2010 at current operating levels; (vii) the Corporation’s intended use of cash for funding of its general and administrative expenditures and funding its investment activities; (viii) management’s belief that the Corporation has sufficient funds to finance operations with respect to the Rosario Property for the 12-month period ending April 30, 2011; (ix) the estimated costs of Phase 1 and Phase 2 with respect to the McCart Property; (x) the Corporation’s intent to enter into an option agreement to acquire a 100% interest in the Trillador property; (xi) the Corporation’s planned development of the mineral properties acquired from certain subsidiaries of Fronteer Gold Inc., including Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC (collectively, "Fronteer") and (xii) the estimated costs of exploring and developing, if warranted, the Nevada properties acquired from Fronteer (the "Acquired Nevada Properties") and the additional 149 claims located in Nevada that the Corporation has staked (together with the Acquired Nevada Properties, the "Nevada Portfolio"). These other factors include, among others, the following: capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; risks related to the Corporation’s ability to continue as a going concern; the Corporation’s status as an exploration stage corporation; the Corporation’s lack of mineral reserves; risks related to the Corporation’s ability to close its recently announced transaction with Fronteer to acquire certain mineral properties and to develop such mineral properties post-closing; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits; risks associated with current variable economic conditions; the possible impact of future financings; the possibility for adverse results in potential litigation; uncertainties associated with changes in government policy and regulation; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel; risks related to the fact that the Corporation’s officers do not devote all of their time to the Corporation’s business; uncertainties regarding the Corporation’s need for additional capital; uncertainties relating to the Corporation’s status as a non-U.S. corporation; uncertainties related to the volatility of the Corporation’s share price and trading volumes; risk associated with the Corporation’s shares being adversely affected by the penny stock rules; ability to enforce civil liabilities under U.S. securities laws outside the United States; risks associated with the Corporation’s possible status as a "passive foreign investment corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks related to the fact that the Corporation’s operations may require the approval of aboriginal peoples in the future, and other risks and uncertainties described under the heading "Risk Factors" of this Registration Statement.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply By

hectares	acres	2.471
metres	feet	3.281
kilometres	miles	0.621
tonnes	tons (2000 pounds)	1.102

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A. Directors and Senior Management

The Corporation’s current directors and officers are listed below.

Name	Business Address	Position with Company
Shastri Ramnath(1)	36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5	President and Chief Executive Officer, Director

Hugh Snyder(2)	36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5	Chairman
John McBride	36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5	Director
Jon North	36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5	Director
Wolf Seidler	36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5	Director
Carmelo Marrelli	500 – 360 Bay Street Toronto, Ontario M5H 2V6	Chief Financial Officer

(1) Ms. Ramnath was appointed President and Chief Executive Officer of the Corporation effective September 29, 2010 and appointed as a director on October 14, 2010.
(2) Mr. Snyder resigned as Chief Executive Officer of the Corporation effective September 29, 2010.

1.B. Advisers

Legal counsel – Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3C2

1.C. Auditors

McGovern, Hurley, Cunningham, LLP
300 - 2005 Sheppard Avenue East, Toronto, Ontario, M2J 5B4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected financial data below is presented in accordance with Canadian generally accepted accounting principles.

	As at April 30, 2010 (in Cdn$) (Audited)	As at April 30, 2009 (in Cdn$) (Audited)	As at April 30, 2008 (in Cdn$) (Audited)
Total Current Assets	$11,267,724	$113,189	$295,619
Interest in Mineral Property and Deferred Exploration Expenditures	$3,840,460	$165,932	$135,000
Total Current Liabilities	$325,079	$29,926	$8,972
Capital Stock	$11,798,967	$367,100	$367,100
Total Shareholders’ Equity, 28,036,000, 7,895,000 and 7,895,000 common shares outstanding as of April 30, 2010, 2009 and 2008, respectively	$14,384,923	$233,995	$357,847
	Year Ended April 30, 2010 (in Cdn$) (Audited)	Year Ended April 30, 2009 (in Cdn$) (Audited)	Period from incorporation on May 10, 2007 to April 30, 2008 (in Cdn$) (Audited)
Revenue	-	-	-
Net loss	$1,978,198	$123,852	$9,253
Net loss per share, basic	$0.12	$0.02	$0.00

	As at July 31, 2010 (in Cdn$) (Unaudited)	As at July 31, 2009 (in Cdn$) (Unaudited)
Total Current Assets	$10,043,785	$94,830
Interest in Mineral Property and Deferred Exploration Expenditures	$4,422,054	$22,510
Total Current Liabilities	$115,822	$58,346
Capital Stock	$11,801,733	$397,100
Total Shareholders’ Equity, 28,041,000 and 8,045,000 common shares outstanding as of July 31, 2010 and 2009, respectively	$13,969,426	$256,934
	Three months ended July 31, 2010 (in Cdn$) (Unaudited)	Three months ended July 31, 2009 (in Cdn$) (Unaudited)
Revenue	$-	$-
Net (loss) income	$(654,872)	$(7,061)
Net (loss) income per share, basic and diluted	$(0.02)	$(0.00)

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” or “Cdn$” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following tables set forth, (i) for the three fiscal years ended April 30, 2008, 2009 and 2010 and the interim period from May 1, 2010 through July 31, 2010, the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the Bank of Canada noon rate of exchange.

The average rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below.

	Quarter Ended	Year Ended April 30,
	July 31, 2010	2010	2009	2008
Average (US$) for Period	$0.9619	$0.9358	$0.8767	$0.9841

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	November 2010	October 2010	September 2010	August 2010	July 2010	June 2010
High for Period (US$)	$0.9987	$0.9970	$0.9783	$0.9844	$0.9724	$0.9805
Low for Period (US$)	$0.9743	$0.9690	$0.9506	$0.9397	$0.9381	$0.9429

As of April 30, 2010, the noon rate of exchange, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$0.9885 (US$1.00 = Cdn$1.0116).

As of December 2, 2010, the noon rate of exchange, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$0.9954 (US$1.00 = Cdn$1.0046).

The financial statements of the Corporation are prepared in accordance with Canadian generally accepted accounting principals ("Canadian GAAP").

3.B. Capitalization and Indebtedness

The table below sets forth the capitalization of the Corporation as of July 31, 2010. The Corporation does not have any outstanding long-term debt.

Shareholders’ Equity:
Common Shares, no par value;
unlimited common shares authorized
28,041,000 common shares issued and outstanding	$11,801,733
(Deficit)	$(2,766,175)
Net Shareholders’ Equity	$13,969,426

TOTAL CAPITALIZATION
Stock Options Outstanding	2,400,000
Share Purchase Warrants Outstanding	19,685,200

3.C. Reasons for the Offer and Use Of Proceeds

Not applicable.

3.D. Risk Factors

The Corporation operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The risks described below should be considered carefully when assessing an investment in the Corporation’s common shares. The occurrence of any of the following events could harm the Corporation. If these events occur, the trading price of the Corporation’s common shares could decline, and shareholders may lose part or even all of their investment.

The Corporation’s exploration and development activities are subject to certain operating risks.

Mining exploration and development operations generally involve a high degree of risk. The Corporation’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of Ni, copper (“Cu”), precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The Corporation may not discover or produce commercial quantities of minerals and may not achieve profitable operations in the future.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.

Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a Ni, Cu or other mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of mineralization and proximity to infrastructure; mineral prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of Ni, Cu or other minerals will result in discoveries of commercial quantities of Ni, Cu or other minerals.

Limited exploration has been conducted by the Corporation on these properties to date. No Mineral Resources or Mineral Reserves have been identified with respect to any of the Corporation’s property interests to date and there is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral occurrences will result in discoveries of commercial quantities of Ni, Cu or other minerals. The Corporation may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found.

In addition, even in the event of the successful completion by the Corporation of initial exploration programs on its properties, there is no assurance that the results of such exploration will warrant the completion of further exploration of such properties and the properties might not be brought into a state of commercial production. The Corporation is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Corporation’s operations will be profitable in the future. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit that can be legally and economically exploited. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production.

In such circumstances, the Corporation may be required to acquire and focus its operations on one or more additional mineral properties. There can be no assurance that any such additional mineral properties will be available for acquisition by the Corporation or that, if available, the terms of acquisition will be favourable to the Corporation.

The Corporation does not own certain of its properties but is required to make payments to earn its interest.

If the Corporation is unable to make the required outlays, its entire investment could be lost. Certain of the Corporation’s properties, including the Rosario Property, are currently held under option. The Corporation has no ownership interest in these properties until it meets, where applicable, all required cash payments. If the Corporation is unable to fulfill the requirements of these option agreements, it is likely that it would be considered in default of the agreements and the option agreements could be terminated, resulting in the complete loss of all expenditures including the payments made on the properties to that date.

Ongoing exploration of properties currently held by the Corporation under option could result in a devaluation of such properties.

Certain of the Corporation’s properties, including the Rosario Property, are currently held under option. Until such time as the Corporation acquires an ownership in the properties, other companies have the right to explore and exploit certain of the Company’s properties. This ongoing exploration could result in a devaluation of the Company’s properties due to the potential removal of minerals from the properties by other companies. If such removal of minerals were to occur, it would likely ultimately negatively impact upon the estimated mineral resources and reserves, if any, related to such properties.

The Corporation has a history of losses and expects losses to continue for the foreseeable future. As a result, it will require additional equity financings, which will cause dilution to the interests of existing shareholders.

The Corporation has limited financial resources and has no operating cash flow. As of the quarter ended July 31, 2010, the Corporation had incurred accumulated losses totalling $2,766,175 under United States generally accepted accounting principles (“U.S. GAAP”). The continued exploration efforts will require additional capital to help maintain and expand exploration on the Corporation’s principal exploration properties. Additionally, if the Corporation decides to proceed with a feasibility study on any of its primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. Late in fiscal year 2008, resulting from the on-going credit crisis centered in the United States, many economies including that of Canada went into a recession. This recession has impacted investor confidence and this has effectively reduced the availability of risk capital. The Corporation has traditionally been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing. However, due to the current economic conditions, the Corporation may not be able to obtain additional equity financing on reasonable terms, if at all. If the Corporation is unable to obtain sufficient financing in the future, it might have to dramatically slow exploration efforts and/or lose control of its projects. If equity financing is required, then such financings could result in significant dilution to the interests of existing or prospective shareholders. These financings may be on terms less favourable to the Corporation than those obtained previously.

The Corporation’s ability to continue as a going concern is dependent on raising additional capital, which it may not be able to do on favorable terms, or at all.

The Corporation will need to raise additional capital to support its continuing operations. The Corporation can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to the Corporation, or at all. If the Corporation is unsuccessful raising additional funding, its business may not continue as a going concern. Even if the Corporation does find additional funding sources, it may be required to issue securities with greater rights than those currently possessed by holders of its common shares. The Corporation may also be required to take other actions that may lessen the value of its common shares or dilute its common shareholders, including borrowing money on terms that are not favorable to the Corporation or issuing additional equity securities. If the Corporation experiences difficulties raising money in the future, its business and liquidity will be materially adversely affected.

The Corporation currently relies on a limited number of properties.

The principal property interests of the Corporation are currently its interest in the properties known as the McCart Property, the Rosario Property, and the Nevada Portfolio. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the McCart Property, the Rosario Property or the Nevada Portfolio could have a material adverse effect upon the Corporation and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation.

The Corporation is subject to certain uninsured risks which may result in losses and have a material adverse effect upon the financial performance and results of operations of the Corporation.

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, fire and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The Corporation currently maintains only general liability and director and officer insurance but no insurance against its properties or operations. Although the Corporation may in the future maintain additional insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Corporation’s property interests may be subject to undetected title defects.

No assurances can be given that there are no title defects affecting either the McCart Property, the Rosario Property or the Nevada Portfolio. Title insurance generally is not available, and the Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds an interest and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Corporation’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

There are no guarantees that title to the Corporation’s properties will not be challenged in the future.

The possibility exists that the Corporation could lose title and ownership to the Rio Condor Resources S.A. (“Rio Condor”) properties even if the options it holds are validly exercised, which would have a negative effect on its operations and valuation. The Corporation’s Chilean legal counsel has reviewed documents pertaining to certain of the Rio Condor properties and has opined that title to these is current and that the agreements entered into between Rio Condor and the underlying vendors are appropriate. The Corporation has only completed a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. There may be valid challenges to the title to the Corporation's mineral properties which, if successful, could impair the Corporation's ownership rights to such properties. Any disputes with respect to title may have to be defended through the courts. In the event of an adverse judgment, the Corporation could lose its property rights which could have a material adverse effect on the Corporation.

The unsuccessful resolution of litigation relating to the Simonetta mining concessions may result in the Corporation losing its interest in the Simonetta mining concessions.

A third party is disputing Rio Condor’s access and exploration rights at the Simonetta mining concessions. Rio Condor has initiated legal action to defend Rio Condor’s exploration rights.

If Rio Condor is not successful in either obtaining a favorable judgment or potentially reaching a settlement in connection with such litigation, Rio Condor will lose its interest in the Simonetta mining concessions with the result that it would be forced to abandon its efforts to continue exploration and, if warranted, development of the Simonetta mining concessions. In this event, the Corporation anticipates that the trading price of its common shares could decrease significantly and the Corporation may not be able to raise the additional financing that will be required to finance the Corporation to sustain its business operations. Further, the continued presence of this litigation may impair the ability of the Corporation to obtain additional financing for the further exploration and, if warranted, development of the Simonetta mining concessions. The inability to obtain financing would likely result in the Corporation’s inability to complete its exploration activities and, if warranted, development of the Simonetta mining concessions.

Amendments to certain government regulations applicable to mineral exploration and development activities may adversely impact the Corporation’s operations.

The development and mineral exploration activities of the Corporation are, and any future mining and processing activities will be, subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Corporation’s exploration and development activities are currently, and any future mining and processing operations will be, carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

The Corporation relies upon a small number of key executives and directors and the loss of such individuals may adversely affect its business and operations.

The Corporation is dependent on the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives. Due to the relatively small size of the Corporation, the loss of these persons or the Corporation’s inability to attract and retain additional highly skilled personnel may adversely affect its business and future operations. The Corporation’s key executives include Shastri Ramnath, President, Chief Executive Officer and a director, Hugh Snyder, Chairman and Carmelo Marrelli, Chief Financial Officer; and the other directors of the Corporation, including John McBride, Jon North and Wolf Seidler. The Corporation maintains no "key man" life insurance on any members of its management or directors.

The Corporation’s results of operations depend on economic conditions in Chile.

The Corporation’s financial condition and results of operations depend significantly on economic conditions prevailing in Chile. According to data published by the Central Bank, the Chilean economy grew at a rate of 5.7% in 2005, 4.0% in 2006, 5.3% in 2007, 3.2% in 2008 and -1.5% in 2009. The Chilean government has exercised and continues to exercise substantial influence over many aspects of the private sector and has changed monetary, fiscal, tax and other policies to influence the Chilean economy. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues. Our operations and financial condition may be adversely affected by changes in policies involving labor laws, exchange controls, taxation, exportation and other matters. In addition, our operations and financial condition may be adversely affected by factors such as:

  fluctuations in exchange rates; base interest rate fluctuations; and
  other political, diplomatic, social and economic developments in or affecting Chile.

Mineral operations are subject to market forces outside of the Corporation’s control, which could negatively impact the Corporation’s operations.

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Corporation has a limited operating history and may not achieve a return on shareholders’ investment.

The Corporation has a very limited history of operations, is in the early stage of exploration and must be considered a start-up company. As such, the Corporation is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that the Corporation will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations.

The Corporation operates in foreign countries and is subject to currency fluctuations which could have a negative effect on its operating results.

A substantial portion of the Corporation’s operations are located in Chile, which makes it subject to foreign currency fluctuations. The Corporation’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. dollars and Chilean pesos. Such fluctuations may adversely affect the Corporation’s financial position and results of operations. Management may not take any steps to address foreign currency fluctuations that would eliminate all adverse effects and, accordingly, the Corporation may suffer losses due to adverse foreign currency fluctuations.

The Corporation may be unable to obtain sufficient capital for purposes of financing its operations.

The development and exploration of the Corporation’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties or even a loss of property interest. The Corporation may not have sufficient funds to finance such operations. The primary source of funding available to the Corporation consists of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation.

Uncertain global economic conditions will affect the Corporation and its common share price.

Current conditions in the domestic and global economies are uncertain. There continues to be a high level of market instability and market volatility with unpredictable and uncertain financial market projections. Global financial problems and lack of confidence in the strength of global financial institutions have created many economic and political uncertainties that have impacted the global economy. As a result, it is difficult to estimate the level of growth for the world economy as a whole. It is even more difficult to estimate growth in various parts of the world economy, including the markets in which the Corporation participates. All components of the Corporation's budgeting and forecasting are dependent on commodity prices and their fluctuations as well as political acceptance and policy. The prevailing economic uncertainties render estimates of future expenditures difficult.

There are significant uncertainties regarding the price of Au, Ni, Cu and other minerals and the availability of equity financing for the purposes of mineral exploration and development. The prices of Au, Ni, Cu and other minerals have fallen substantially over the past several months and financial markets have deteriorated to the point where it has become extremely difficult for companies to raise new capital. The Corporation’s future performance is largely tied to the development of its current mineral properties and the overall financial markets. Current financial markets are likely to be volatile in Canada potentially into late 2010, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Corporation. These economic trends may limit the Corporation’s ability to develop and/or further explore its mineral property interests.

The Corporation is subject to environmental risks and hazards and a failure to comply with environmental regulations could have a material adverse effect on the Corporation’s results of operations.

All phases of the Corporation’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air, water and soil quality standards, land reclamation, and the protection of vegetation, wildlife and historical and cultural resources, if present. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

In Chile, exploration activities require an environmental declaration, while mining activities require an environmental evaluation. These documents are presented to the government entity (i.e., Conama or Corena) before activities begin. As the Corporation is at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will usually require the Corporation to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Permitting, licensing and approval processes are required for the Corporation’s operations and obtaining and maintaining these permits, licenses and approvals is subject to many conditions which the Corporation may be unable to achieve.

The Corporation’s exploration activities are subject to various federal, provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Many of the operations of the Corporation require licenses and permits from various governmental authorities. Exploration generally requires one form of permit while development and production operations require additional permits.

The Corporation believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and changes in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licenses, permits and approvals that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

The Corporation’s operations depend upon the availability and maintenance of certain infrastructure that is necessary for purposes of mineral exploration and development activities.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

The Corporation faces competition from companies with greater financial resources and operational capabilities.

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. Other companies could outbid the Corporation for potential projects or produce minerals at lower costs, which would have a negative effect on the Corporation’s operations. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Corporation’s revenues, operations and financial condition could be materially adversely affected.

Declining mineral prices may adversely impact the Corporation’s financial results and operations and the price of its common shares.

The price of the common shares of the Corporation, the Corporation’s financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of Au, Ni, Cu or other minerals. The price of Au, Ni, Cu or other minerals fluctuates widely and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market value of Au, Ni, Cu or other minerals could cause continued development of and commercial production from the Corporation’s properties to be impracticable. Depending on the price of Au, Ni, Cu and other minerals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation’s mining properties is dependent upon the prices of Au, Ni, Cu and other minerals being adequate to make these properties economic.

In addition to adversely affecting the Corporation’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The market price of the Corporation’s common shares may be subject to factors unrelated to the Corporation’s performance and such market price may not accurately reflect the long-term value of the common shares.

Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the securities of the Corporation is also likely to be significantly affected by short-term changes in Au, Ni, Cu or other mineral prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Corporation’s securities include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of securities; the size of Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and a substantial decline in the price of the Corporation’s securities that persists for a significant period of time could cause the Corporation’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the securities of the Corporation at any given point in time may not accurately reflect the Corporation’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Corporation may not pay dividends on its common shares in the foreseeable future.

The Corporation has paid no dividends on its common shares since incorporation and does not anticipate paying dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition and current and anticipated cash needs.

Sales of common shares by existing shareholders may impair the Corporation’s ability to raise capital in the future.

Sales of a large number of common shares of the Corporation in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Corporation’s ability to raise capital through future sales of common shares. At any given time, the Corporation may have previously issued common shares at an effective price per share which is lower than the then market price of the common shares as publicly traded. Accordingly, at any time a significant number of shareholders of the Corporation may have an investment profit in the common shares of the Corporation that they may seek to liquidate.

The Corporation’s directors and officers may have conflicts of interest in connection with other mineral exploration and development companies.

Certain of the directors and officers of the Corporation also serve as directors and/or officers and/or shareholders of other companies involved in natural resource exploration and development. Specifically, John McBride serves as a director for Brionor Resources Inc., Merc International Minerals Inc. and Anaconda Mining Inc.; Jon North serves as a director for New Dawn Mining Corp., Northquest Ltd. and Continental Nickel Limited; Wolf Seidler serves as a director for Inmet Mining Corporation; and Carmelo Marrelli serves as a director for Odyssey Resources Limited. Each of these companies is in either resource exploration or development, or mining. Consequently, it is possible that conflicts of interest may arise between these individuals’ duties as directors and officers of the Corporation and their duties as directors of other corporations. For example, certain corporate opportunities may come to the attention of such individuals where such opportunities would be attractive to both the Corporation and another corporation for which the individual serves as a director. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) (the "Business Corporations Act") and other applicable laws.

The Corporation’s executive officers do not devote all of their time to the Corporation’s business, which may hinder its ability to operate successfully.

The Corporation’s executive officers are involved in other business activities, which may result in their spending less time than may be required to manage the Corporation's business successfully. This could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the amount of time the Corporation’s officers will allocate among its business and other businesses could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. There are no formal requirements or guidelines for the allocation of the Corporation’s officers' time between its business and other businesses.

The Corporation has no history of earnings and no foreseeable earnings.

None of the properties in which the Corporation has or may acquire an interest has been determined to be commercially feasible and hence none have any commercial production. The Corporation has no history of profits and has a substantial deficit. The Corporation receives no revenues, earnings or cash flow from production or otherwise and is entirely dependent on raising additional equity and loan financing.

While the Corporation may receive funds from the exercise of outstanding share purchase warrants and stock options there are no assurances that this will occur. While the Corporation may generate additional working capital through joint ventures or sale of its properties in whole or in part, there is no assurance that this will be possible.

U.S. investors may have difficulty enforcing U.S. judgments against the Corporation.

The Corporation is incorporated under the laws of Ontario, Canada and all of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

The Corporation may be a passive foreign investment company, which has certain adverse consequences for U.S. Holders (as defined herein).

A non-U.S. corporation generally will be considered a “passive foreign investment company” (a “PFIC”) as such term in defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If the Corporation were treated as a PFIC for any taxable year in which a U.S. Holder held the Corporation’s shares, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements.

The determination of whether a corporation is a PFIC involves the application of complex tax rules. The Corporation has not made a conclusive determination as to whether it has been in prior tax years or is currently a PFIC. The Corporation could have qualified as a PFIC for past tax years and may qualify as a PFIC currently or in future tax years. However, no assurance can be given as to such status for prior tax years, for the current tax year or future tax years. U.S. Holders of Corporation’s shares are urged to consult their own tax advisors regarding the application of U.S. income tax rules. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their situation.

Shares of the Corporation may be adversely affected by the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving “penny stocks.” Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange that has a market price of less than US$5.00 per share. The Corporation’s shares are expected to be deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Corporation’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission (the “Commission”) relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Inflation in Chile may disrupt the Corporation’s business and have an adverse effect on its financial condition and results of operations.

Despite a decrease in 2009, Chile has experienced high rates of inflation in the past. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2007, 2008 and 2009 were 7.8%, 8.9% and -1.4%, respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Corporation’s financial condition and results of operations. The Corporation cannot assure you that Chilean inflation will not continue to increase significantly. The Corporation cannot assure you that, under competitive pressure, it would be able to realize price increases, which could adversely impact its financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile.

In 2005, the Chilean Congress approved Law No. 20,026 (also known as the “Royalty Law”) establishing a royalty tax to be applied to mining activities developed in Chile. The Corporation cannot assure you that the way in which the Royalty Law is interpreted and applied will not change in the future. In addition, the Chilean Government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Environmental laws and regulations in Chile could expose the Corporation to higher costs, liabilities, claims and failure to meet production targets in the future.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved. This trend is likely to continue. Furthermore, recently implemented environmental regulations have created uncertainty because rules and enforcement procedures for these regulations have not been fully developed. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond the Corporation’s control.

The Corporation’s operations may require the approval of aboriginal peoples in the future.

Notification to Canadian First Nations in order to conduct mineral exploration on Crown land (as described herein) is anticipated to be included in the upcoming revision of Ontario’s Mining Act. In the event that such provisions are enacted, prior to commencing any further exploration work, the Corporation will be required to contact three First Nations bands which have traditional interests covering the McCart Property. To the extent that the approval of aboriginal people of any of the Corporation’s operations is required, and such approvals are not obtained, the Corporation may be curtailed or prohibited from continuing its exploration or mining operations or from proceeding with planned exploration or development of mineral properties, which could have a material adverse impact on its operations and financial condition.

The Corporation may not be able to raise the funds necessary to develop the mineral properties acquired from Fronteer.

There is no assurance that the Corporation would be able to raise the requisite funds necessary to commence exploration and, if warranted, development of the Nevada Portfolio properties, including the Acquired Nevada Properties. The Corporation anticipates that it would need approximately $3,154,073 for completion of the phase I recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. If warranted based on the results of phase I, the Corporation anticipates that it would need approximately $3,538,096 for completion of the phase II recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. The Corporation anticipates that it would need approximately $3,057,300 for completion of the planned 2011 exploration program on the Hot Pot, Fri Gold, Columbia, Kobeh, Ashby and East Walker properties comprising, in part, the Nevada Portfolio properties. Such funds may not be available to the Corporation on terms acceptable to it, if at all. If such funds are not raised and/or the exploration and development of such mineral properties does not occur or is significantly curtailed, it would likely adversely affect the Corporation and the price of its common shares.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Bridgeport Ventures Inc. is a corporation which was incorporated under the laws of the Province of Ontario, Canada by articles of incorporation dated May 10, 2007. The registered office and the principal office of the Corporation are located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5, telephone number (416) 350-2173.

The Corporation completed its initial public offering in Canada on October 7, 2009, pursuant to which it issued an aggregate of 6,000,000 units at a price of $0.20 per unit to raise aggregate gross proceeds of $1,200,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one additional common share of the Corporation at an exercise price of $0.50 until October 7, 2014.

The Corporation has one subsidiary, Rio Condor Resources S.A., which is a private Chilean corporation. The Corporation holds all of the issued and outstanding shares of Rio Condor other than one common share of Rio Condor that is held by a local individual, as required under Chilean law.

The common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange ("TSX") and the Pink Sheets.

Since its inception, the Corporation has concentrated on the acquisition of properties prospective for Ni, Au and other minerals. To date, the Corporation has acquired a 100% interest, subject to an NSR ranging between 1% and 2%, in the McCart Property consisting of five mineral claims comprising an area of approximately 534 hectares located in the McCart Township, Porcupine Mining Division, Ontario. The Corporation acquired the McCart Property for a purchase price of $24,500. Based on the McCart Report, management of the Corporation believes that the McCart Property is prospective for Ni. In May 2010, the Corporation entered into a binding letter agreement with China Opportunity Inc. ("China Opportunity"), which provides that the Corporation and China Opportunity will enter into a definitive agreement whereby China Opportunity will be granted an option to earn up to a 70% interest in the McCart Property (the "Option"). Effective August 20, 2010, the Corporation entered into the definitive agreement with China Opportunity.

Under the terms of the definitive agreement, China Opportunity may earn an initial 50% interest in the McCart Property by:

(i) making an initial cash payment to the Corporation in the amount of $20,000;
(ii) issuing an aggregate of 1,050,000 common shares to the Corporation in tranches over a three-year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three-year period.

The definitive agreement provides that China Opportunity shall earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest. China Opportunity will be the operator of the project.

On August 24, 2010, the Corporation received $20,000 cash and 400,000 common shares of China Opportunity in accordance with the terms of the definitive agreement. As a result, the Company does not expect to spend any additional funds on the McCart Property until China Opportunity terminates the Option. There can be no assurance that China Opportunity will satisfy all the conditions necessary to obtain the 70% interest in the McCart property. These conditions include China Opportunity receiving conditional approval from the TSX Venture Exchange for the share issuances contemplated by the definitive agreement, which approval has been obtained.

On December 11, 2009, the Corporation acquired all of the issued and outstanding shares of Rio Condor, an arm’s length corporation, other than one common share that is held by a local individual as required under Chilean law, the principal asset of which was a right to acquire a 100% interest in 480 hectares of mining concessions at the Rosario Property located in Region III of Chile near the mining centre of Copiapo, which property is prospective for Cu and Au. In order to acquire all of the outstanding shares of Rio Condor, the Corporation issued 1,200,000 common shares and paid approximately US$2,000. The Corporation also assumed Rio Condor’s obligation to pay US$10,400,000 over four years, plus a US$500,000 management fee, to acquire a 100% interest in the Rosario, Eliana I, II, and III, Julia, and Tamara claim groups, of which US$265,000 was paid on closing and a total of approximately US$785,000 is payable at or before the end of the first year. The Rosario, Eliana I, II, and III, and Julia claim groups are subject to a 2% NSR, which may be purchased for US$2,000,000. The Tamara I claim group is not subject to any royalty. Cash payments in the aggregate of US$10.4 million are due as follows:

Rosario, Eliana I, II and III, Julia and Tamara

	Management fee US$		Cash payments US$

Date of signing the agreement	22,500	($23,700 Cdn)(paid)	$265,000		($282,365 Cdn)(paid)
November 5, 2010	42,500	*	784,999	*
November 5, 2011	69,000		1,350,001
November 5, 2012	91,000		1,770,000
November 5, 2013	275,000		6,230,000
	$500,000		$10,400,000

(*) The Corporation paid US$55,000 with respect to the Tamara concessions, which amount includes US$35,000 in property payments and US$20,000 in management fees, and is currently in discussions to negotiate a six month deferral of the remaining payments due in November, 2010 with respect to the Rosario Property.

SOESMI

Pursuant to an agreement entered into on December 3, 2009, Rio Condor would pay US$1,000,000 over three years to acquire a 100% interest in the SOESMI mining concessions, which are contiguous to the concessions comprising the Rosario Property. The SOESMI claim group is subject to a 2% NSR that may be purchased for US$1,000,000. US$75,000 ($79,020) was paid on closing. In addition, in accordance with the payment terms, a further US$50,000 ($52,590) was paid in June 2010. Cash payments in the aggregate of US$1,000,000 are due as follows:

	US$

Date of signing the agreement	$75,000	(paid)
June 3, 2010	50,000	(paid)
December 3, 2010	50,000
June 3, 2011	100,000
December 3, 2011	150,000
December 3, 2012	575,000
	$1,000,000

During the second quarter of fiscal 2011, the Corporation has determined not to make the next option payment due in respect of the SOESMI property, and to allow its rights in respect of such property to lapse. As a result, the Company has written off all costs associated with this project.

Simonetta

Subsequent to Bridgeport’s acquisition of Rio Condor, pursuant to an agreement entered into on January 23, 2010, Rio Condor would pay US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario Property. This acquisition is royalty free. US$30,000 ($30,782) was paid on closing. Cash payments in the aggregate of US$1,000,000 are due as indicated in the table below.

A third party is disputing Rio Condor’s access and exploration rights at the Simonetta mining concessions, based on an existing lease agreement that the former owner of such concessions had previously entered into with the third party. Such lease was not disclosed to Rio Condor at the closing of the option agreement. Management of the Corporation believes that this opposition is without merit.

The payments due under the agreement dated January 23, 2010 were temporarily suspended as per a force majeure clause in the contract. Pursuant to a modification agreement dated September 15, 2010, the parties have subsequently agreed that Rio Condor would exercise its option to acquire the Simonetta mining concessions upon delivery of the second payment in the amount of $10,000 due under the agreement, which payment was delivered by Rio Condor on September 15, 2010. The remaining cash payments are due as indicated in the table below; however, Rio Condor may, in its sole discretion and without incurring liability, cease delivery of payments under the agreement and return the property to the former owners. The parties believe that, under Chilean civil law, Rio Condor may potentially have a stronger claim against the third party as an owner of the Simonetta mining concessions rather than as the holder of an option to acquire such property. Consequently, Rio Condor has initiated a lawsuit against the third party requesting the competent ordinary court of Copiapo (1st Ordinary Court) to declare the termination of the lease in accordance with the applicable civil law.

Cash payments in the aggregate of US$1,000,000 are due as per the calendar adjusted timing of the original payment calendar as presented below:

	US$

Date of signing the agreement	$30,000	(paid)
July 23, 2010 (1)	10,000	(paid)
January 23, 2011 (2)	65,000
April 15, 2012	150,000
April 15, 2013	245,000
April 15, 2014	500,000

	$1,000,000

(1) Paid on September 15, 2010.
(2) The Corporation has requested a 60-day deferral of the payment due on January 23, 2011.

Currently, the Corporation does not have any plans to conduct any exploration activities on the Simonetta mining concessions. The Corporation will be required to obtain land access agreements prior to being able to commence any work at the Simonetta mining concessions, and is currently engaged in discussions in order to gain access rights in this regard. While the Corporation has not had any success so far, talks are expected to continue. The failure to obtain such access, or delays in obtaining such access, could increase the Corporation’s costs and delay its activities. To the extent such access rights are not obtained, the Corporation will be curtailed from proceeding with exploration or development of the Simonetta mining concessions.

Trillador

On July 5, 2010, the Corporation executed a letter of intent which provides that the Corporation will enter into an option agreement to acquire a 100% interest in the Trillador property through Rio Condor. The closing on the option agreement was to take place following a 30-day due diligence period. The 70-hectare property is located in Region III of Chile, near the mining centre of Copiapo. It is adjacent to the Corporation’s Rosario and Tamara properties and is located in a similar geological environment. Under the terms of the proposed agreement with the property owners, the Corporation will be required to pay US$1.5 million over four years in order to acquire a 100% interest in the Trillador property. This acquisition is royalty free.

As of August 27, 2010, the Trillador agreement has been modified, whereby US$25,000 is required on signing, which has been paid. This allows Rio Condor a 120 business day grace period in which to pay an additional US$25,000 and execute the option agreement. No drilling can be conducted on the Trillador concessions until the total US$50,000 has been paid.

Cash payments in the aggregate of US$1.5 million are due as follows:

	US$
Due on closing	$25,000	(paid)
January 17, 2011	25,000
12 months after closing	50,000
24 months after closing	60,000
36 months after closing	250,000
48 months after closing	1,090,000

	$1,500,000

The Corporation also previously acquired an option to earn up to a 100% interest, subject to a 3% NSR, in the Gold Rock Property, comprised of eight mineral claims totaling approximately 512 hectares located in the vicinity of Boyer Lake, Ontario. The Corporation has since terminated its option with respect to the Gold Rock Property and accordingly, no future exploration is planned on the Gold Rock Property.

The Corporation will also consider additional acquisitions of mineral property interests, or corporations holding mineral property interests, on a going forward basis, with the objectives of (i) creating additional value for shareholders through the acquisition of additional mineral exploration properties, and (ii) helping to minimize exploration risk by attempting to diversify the Corporation’s property portfolio.

On October 22, 2010, the Corporation entered into an agreement with Bridgeport Gold Inc. (formerly, BPV USA Inc.) ("BPV Gold"), Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC whereby BPV Gold agreed to acquire 10 mineral properties, consisting of a total of 207 unpatented mining claims, located in the State of Nevada. On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer Gold Inc.

4.B. Business Overview

The Corporation is a mineral exploration company. The primary business objectives of the Corporation are to create a diversified portfolio of property holdings and achieve rapid growth through the acquisition of additional mineral properties, coupled with the implementation of recommended programs with respect to the exploration of such properties. In furtherance of these objectives, the Corporation has acquired a 100% interest in the McCart Property, subject to a 2% NSR on two of the claims and a 1% NSR on three of the claims comprising such property. The Corporation, through its subsidiary Rio Condor, also holds a right to acquire a 100% interest, subject to certain underlying royalties (and in the case of the Simonetta claim group, payment of the remaining outstanding payments) in each of the Rosario, Julia, Tamara, Eliana I, Eliana II, Eliana III, SOESMI and Simonetta claim groups, which collectively comprise the Rosario Property. The Corporation, through its subsidiary BPV Gold, has acquired 10 mineral properties, consisting of a total of 207 unpatented mining claims located in the State of Nevada, subject to a 2% NSR in certain of such properties and an aggregate 3% NSR in certain of such properties. Additionally, the Corporation has executed a letter of intent which provides that the Corporation will enter into an option agreement to acquire a 100% interest in the Trillador claim. As of the date hereof, the Corporation also plans to target certain types of properties for acquisition and exploration, including properties which are prospective for Au, Ni and Cu resources. As the Corporation’s stable of properties grows, it is anticipated that there will be a greater emphasis placed on the exploration of such properties, with the long-term goal of developing the properties and achieving commercial production. The Corporation may enter into partnerships in order to fully exploit the production potential of its exploration assets.

In determining whether additional properties are prospective in nature and therefore suitable for acquisition, the Corporation will consider a variety of factors including (i) the mineral exploration focus of the property; (ii) the specific location of the property, including its accessibility, proximity to populated areas and any other governmental and/or regulatory considerations applicable to the region; (iii) the exploration history of the property, and in particular the nature and extent of previous exploration completed and the availability of geological data on the property; (iv) applicable market conditions with respect to the type of resource for which the property is prospective; (v) the success of exploration conducted in surrounding areas; and (vi) the political climate and stability of the region in which the property is situated.

Governmental Regulation

All phases of the Corporation’s operations are subject to governmental regulation in the various jurisdictions in which it operates, including regulation with respect to environmental matters. See “Risk Factors” regarding environmental regulations and permits and licensing. In particular, the Corporation’s operations with respect to the McCart Property are subject to the applicable laws of the Province of Ontario and the federal laws of Canada applicable therein, and its operations with respect to the Rosario Property and other property interests of Rio Condor are governed by the applicable laws of Chile. The Corporation maintains, and anticipates continuing to maintain, a policy of operating its business in compliance with all governmental regulations.

Various governmental economic, fiscal, monetary and political policies, such as those related to inflation or foreign exchange, may affect the economic conditions prevailing in the Corporation’s countries of operation, which may, in turn, impact its business. These government policies may also affect investments by the Corporation’s shareholders. In particular, the Chilean government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Corporation’s financial condition and results of operations could be adversely affected by political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which the Corporation has no control.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. In particular, there is a high degree of competition faced by the Corporation in Canada, Chile and elsewhere for desirable mining property interests, suitable prospects for drilling operations and necessary mining equipment, and many of these companies have greater financial resources, operational experience and/or more advanced properties than the Corporation. As a result of this competition, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable or at all.

The ability of the Corporation to acquire and explore additional properties depends on its success in exploring and developing its existing property interests and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of any minerals mined or discovered by the Corporation. See “Risk Factors”.

4.C. Organizational Structure

The Corporation has two wholly-owned subsidiaries, including Rio Condor, which is a private company existing under the laws of Chile, and BPV Gold, a corporation incorporated under the laws of Nevada.

4.D. Property, Plant and Equipment

The Corporation has three material properties: the McCart Property, the Rosario Property and the Nevada Portfolio. Excerpts of the technical reports related to such properties appear below.

Summary of Report on the McCart Property

Set forth below is a description of the McCart Property which has been derived from the McCart Report, which has been updated to reflect recent events that have occurred since the McCart Report was prepared and which is included herein with the consent of Kevin Montgomery, M.Sc.(A), P.Geo. Kevin Montgomery is a qualified person who is independent of the Corporation within the meaning of NI 43-101. The full text of the McCart Report is available on SEDAR at www.sedar.com.

Project Description and Location

Location

The McCart Property is situated in McCart Township, Porcupine Mining Division, Northeastern Ontario. The centre of the McCart Property is approximately 48 kilometres northeast of Timmins, Ontario (Figure 1).

95°0'0"W
90°0'0"W
85°0'0"W
80°0'0"W
75°0'0"W
70°0'0"W
55°0'0"N
50°0'0"N
45°0'0"N
40°0'0"N
Hudson Bay
Baie d'Hudson
James Bay
Baie James
CANADA
MANITOBA
QUEBEC
QUÉBEC
ONTARIO
McCart Property
Fort Severn
Peawanuck
Big Trout Lake
Sandy Lake
Attawapiskat
Lansdowne House
Moosonee
Pikangikum
Red Lake
Sioux Lookout
Armstrong
Kapuskasing
Cochrane
Iroquois Falls
Timmins
Kirkland Lake
Kenora
Dryden
Geraldton
Marathon
Thunder Bay
Fort Frances
Wawa
Chapleau
New Liskeard
North Bay
Greater/ Grand Sudbury
Sault Ste Marie
Elliot Lake
Espanola
Little Current
Pembroke
Hawkesbury
Ottawa
Cornwall
Brockville
Huntsville
Bancroft
Kingston
Parry Sound
Owen Sound
Orillia
Belleville
Peterborough
Port Elgin
Barrie
Oshawa
Toronto
Goderich
Kitchener
St Catharines
Welland
Hamilton
London
St Thomas
Sarnia
Chatham-Kent
Windsor
Severn R
River
Winisk
Albany River
Moose R
L Nipigon
L Superior
L Supérieur
L Michigan
L Huron
L Ontario
L Erie
L Érié
Ottawa R / R des Outaouais
St Lawrence R
Fl Saint-Laurent
USA / É-U d'A
UNITED STATES OF AMERICA
ÉTATS-UNIS D'AMÉRIQUE
N
LEGEND / LÉGENDE
National capital / Capitale nationale
Provincial capital /Capitale provinciale
Other populated places / Autres lieux habités
Trans-Canada Highway / La Transcanadienne
Major road / Route principale
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
Scale / Échelle
100 km 0 100 200 300 km
© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.
McCart Property,
Bridgeport Ventures Inc.
BRIDGEPORT VENTURES INC.
McCART PROPERTY
GENERAL LOCATION MAP
Figure 1
June, 2009
Kevin Montgomery & Associates

Mining Rights

The McCart Property is comprised of five contiguous unpatented mining claims (33 claim units) in McCart Township (Figure 2, Table 1). It is approximately 534 hectares in size.

N
508000E
509000E
510000E
511000E
512000E
5404000N
5403000N
5402000N
LOT 8, CON 6
LOT 7, CON 6
LOT 6, CON 6
LOT 5, CON 6
LOT 4, CON 6
LOT 3, CON 6
2500 VET 1901
5025 VET 1901
4244895
4241041 4933 VET 1901
4220800 6137 VET 1901
4220800
584 VET 1901
LOT 8, CON 5
LOT 5, CON 5
LOT 4, CON 5
LOT 3, CON 5
4244894
4243370
4244896
REF 106540
REF 123910
Berlinghoff Road
LOT 8, CON 4
LOT 7, CON 4
LOT 6, CON 4
REF 115507
REF 85882
UTM Zone 17
1000m grid
Brigdeport Ventures Claim
0
500
1,000 metres
BRIDGEPORT VENTURES INC.
McCART PROPERTY
PROPERTY CLAIM MAP
Figure 2
July 2009
Kevin Montgomery & Associates

Table 1 McCart Property Claim Listing

Claim	Legal Description	Recording Date	Expiration Date	Annual Work Required to Keep Mining Rights	No. units	Size (hectares)
4220800	E1/2 of N1/2 Lot 7, N1/2 Lot 6, E1/2 of S1/2 Lot 6, Con. 5	2008-Nov-20	2012-Nov-20	$3,200	8	129.52
4243370	W1/2 S1/2 Lot 6 & E1/2 S1/2 Lot 7 Con5	2008-Nov-27	2012-Nov-27	$1,600	4	64.76
4244894	SW1/4 Lot 7 Con 5	2009-Jun-19	2011-Jun-19	$800	2	32.38
4244895	S1/2 Lots 4&5 Con 6 and N1/2 Lots 4&5 Con 5	2009-Jun-19	2011-Jun-19	$6400	16	259.04
4244896	W1/2 S1/2 & NE 1/4 S1/2 Lot 5 Con 5	2009-Jun-19	2011-Jun-19	$1,200	3	48.57
TOTAL				$13,200	33	534.27

The claims have been transferred to the Corporation from Mr. William Brereton as follows: (i) pursuant to an agreement dated November 11, 2008 between the Corporation and Mr. William Brereton, a 100% interest in claim numbers 4220800 and 4243370 was transferred to the Corporation subject to a 2% NSR, one-half of which NSR (i.e., a 1% NSR) may be purchased by the Corporation at any time on or after the commencement of commercial production, for $1,000,000; and (ii) pursuant to an agreement dated July 30, 2009 between the Corporation and Mr. William Brereton, a 100% interest in claim numbers 4244894, 4244895 and 4244896 was transferred to the Corporation subject to a 1% NSR, one-half of which NSR (i.e., a 0.5% NSR) may be purchased by the Corporation at any time for $1,000,000.

In May 2010, the Corporation entered into a binding letter agreement with China Opportunity, which provides that the Corporation and China Opportunity will enter into a definitive agreement whereby China Opportunity will be granted an option to earn up to a 70% interest in the McCart Property. Effective August 20, 2010, the Corporation entered into the definitive agreement with China Opportunity.

Under the terms of the definitive agreement, China Opportunity may earn an initial 50% interest in the McCart Property by:

(i) making an initial cash payment to the Corporation in the amount of $20,000;
(ii) issuing an aggregate of 1,050,000 common shares to the Corporation in tranches over a three-year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three-year period.

The definitive agreement provides that China Opportunity shall earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest. China Opportunity will be the operator of the project.

On August 24, 2010, the Corporation received $20,000 cash and 400,000 common shares of China Opportunity in accordance with the terms of the letter agreement. As a result, the Company does not expect to spend any additional funds on the McCart Property until China Opportunity terminates the option. There can be no assurance that China Opportunity will satisfy all the conditions necessary to obtain the 70% interest in the McCart Property. These conditions include China Opportunity receiving conditional approval from the TSX Venture Exchange for share issuances contemplated by the definitive agreement, which approval has been obtained.

Surface Rights

The surface rights for the McCart Property are held by the government of Ontario (the “Crown”) with the exception of the three parcels listed below (Table 2). Crown land is land or land covered by water (such as rivers or lakes) that is owned by the provincial government.

Table 2 McCart Property Surface Rights Owners

Legal Description	Registered Owner	Owners last known address as per parcel registry	Size (hectares)	Part of Mining Claim
Con 5 Lot7 N1/2	H.M. Dignam Corporation Ltd.	65 Cedar Pointe Drive, Unit 807, Barrie, Ontario L4N 5R7	64.76	4220800
Con 5 Lot6 N1/2	H.M. Dignam Corporation Ltd.	65 Cedar Pointe Drive, Unit 807, Barrie, Ontario L4N 5R7	64.76	4220800
Con 5 Lot5 SW1/4	Jerome Berlinghoff	Lot1 Con 5 McCart Township PO General Delivery Iroquois Falls ON	32.34	4244896

First Nations Land Entitlements

To the knowledge of the Corporation and Kevin Montgomery (the author of the McCart Report), there are no First Nations land claims that affect the McCart Property. Notification to, and consultation with, First Nations in order to conduct mineral exploration on Crown land is anticipated to be detailed in the upcoming regulations of Ontario’s 2009 Amended Mining Act, which is expected to be adopted in late 2011 or 2012. In the event that such regulations are enacted, prior to commencing exploration work, the Corporation will be required to contact three First Nations bands which have traditional interests covering the McCart Property and engage in some scope of consultation with such bands with respect to proposed exploration activities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

There is excellent access to the McCart Property. It is located 72 road kilometres northeast of the city of Timmins, Ontario and is easily accessed by motor vehicle west from the village of Iroquois Falls, Ontario via the western extension of Highway 578, locally known as Berlinghoff Road. The southeast corner of the McCart Property is approximately 4.7 kilometres west of the junction of Berlinghoff Road and Highway 11. Berlinghoff Road cuts through the southern boundary of the property. All terrain vehicle (“ATV”) and drill trails trend north off Berlinghoff Road, from the southwest portion of the McCart Property, and allow ATV access to the property. Hydro lines are located along Highway 11 with a local branch line along Berlinghoff Road. In addition, the main line of the Ontario Northland Railway, which extends from North Bay to Moosonee, passes 5 kilometres east of the property. A spur line just south of the McCart Property at Porquois Junction connects the Xstrata Kidd Metallurgical Site with the main line. The Iroquois Falls Municipal Airport, which can handle light aircraft, is situated 5 kilometres east-southeast of the McCart Property, on Highway 11.

Climate

The climate of the McCart Property area is warm and dry during the summer months from May through September and cold and snowy from November to March. Temperatures range from +30 Celsius in the summer to -30 Celsius in the winter. Average annual precipitation is 581 millimetres of rain and 352 millimetres of snow. Most of the precipitation occurs between June and November. Year-round exploration and mining operations are feasible in the McCart Property area.

Local Resources and Infrastructure

The full range of equipment, supplies and services required for any mining development is available in Timmins, Ontario (population 50,000). The general Timmins area also possesses a skilled mining work force from which personnel could be sourced for any new mine development on the McCart Property. Abundant water resources are present in the lakes, rivers, creeks, and beaver ponds throughout the region surrounding the McCart Property area. There would appear to be ample room on or about the McCart Property to build a mine and mill should this eventuality arise. Likewise, any number of locations would appear to offer potential to construct environmentally sound tailings disposal area(s). Regional power lines extend northeast of Timmins in close proximity to the McCart Property. Kevin Montgomery also notes in the McCart Report that a Ni processing capability is currently present at the Xstrata Kidd Metallurgical Site east of Timmins. This site was handling ore from the Montcalm Nickel mine located west of Timmins. It is now idle due to an indefinite suspension of mining at Montcalm by Xstrata Nickel on June 9, 2009, as a result of rock stability problems. This facility might thus be available to process any potential Ni ore from the McCart Property thereby obviating the need to build a mill. This facility is particularly close to the McCart Property (~50 kilometres). Likewise, it is the understanding of Kevin Montgomery as stated in the McCart Report that there is considerable excess base metal capacity at the Xstrata Kidd Metallurgical Site should an economic base metals deposit be discovered on the McCart Property.

Physiography

The Timmins area is within the Great Clay Belt of the Canadian Shield and consists of local islands of higher ground, either bedrock-cored or as glacial deposits such as eskers, within large areas of spruce, alder and cedar swamp. Eskers typically trend north-south. The areas of higher ground are covered variably by jack pine, balsam and poplar forests with locally thick underbrush of species such as moose maple. Relief is generally low with some local higher relief bedrock ridges (e.g., the Kamiskotia Hill). The Timmins area in general is poorly drained, a reflection of the low relief. Mean elevation in the area is on the order of 300 metres above sea level. Outcrop exposure overall averages less than 5% and is 0% over large areas, particularly north of Timmins. The topography of the McCart Property is dominated by two bedrock outcrop areas that form small hills above the flat boreal forest terrain. These two bedrock areas are located in Lots 6 & 7 Con 5 and the N1/2 of Lot 5 Con 5 (see Figure 2). Vegetation consists of mixed deciduous and conifers chiefly consisting of birch, poplar, spruce and balsam on the bedrock outcrop areas. The remainder of the McCart Property is of low relief and is covered by alders and immature black spruce. The elevation of the McCart Property is approximately 300 to 330 metres above sea level. Water sources are scarce to non-existent on the property. The nearest significant water source, for mining purposes, to the McCart Property is 1.2 kilometres to the west. The north and northeast parts of the McCart Property have been logged in the last 10 years and are covered by alders and immature jack pines. The southwest corner of the property was once used for agricultural purposes and is now an overgrown open field.

History and Exploration

Previous Exploration Work

The ultramafic rocks in the McCart Township area received a moderate amount of exploration interest during the 1950’s and 1960’s for asbestos with more recent initiatives focused upon Ni exploration as the area is a highly prospective belt for the discovery of komatiite-hosted Ni sulphide mineralization. The recent exploration work on the Alexo, Dundeal and Dundonald South Ni deposits in Dundonald Township immediately to the southeast has further fuelled interest in the McCart area. Ni mineralization was first reported on the McCart Property in 1916, when grab rock samples collected by Dan O’Connor on Lot 7, Con 5 are said to have contained up to 3% Ni (Baker, M.B., 1917: Ontario Bureau of Mines, Volume 26 p 270-272).

Following this Ni discovery, several companies and individuals have completed exploration work over parts of the present McCart Property. This work is summarized as follows: In 1947, the International Nickel Company of Canada drilled four short holes totalling 290 metres on the property. The holes cut predominantly ultramafics with one hole ending in andesitic volcanics. Two holes were drilled on the SW1/4 S1/2 Lot 5 Con 6 and the other two on the SE1/4 S1/2 Lot 5 Con 6. No sampling or assaying is reported. In 1950, Dominion Gulf Company conducted geological mapping over a large area of McCart and Newmarket Townships. The mapping covered Con 6 Lot 4 S1/2, Con 6 Lot 5 S1/2, Con 5 Lot 4 N1/2 and Con 5 Lot 5 N1/2 of the McCart Property (McLeod, H.D., 1950: Geological Interpretation of Dominion Gulf Company’s McCart Twp. Property). In 1950, Arrow Timber Company (Calstock Exploration Development Company) mapped and conducted a magnetic survey over Con 5 Lots 7 & 6. A diamond drilling program consisting of seven diamond drill holes (totalling 1,162 m) was carried out in search for asbestos fibre. Six of the holes were drilled on Con 5 Lot 7 N1/2 SW¼ and intersected serpentinized dunite; only minor asbestos was encountered (Truss, T., 1951: A report of the activities of the prospect of the Arrow Timber Company in McCart Township, District of Cochrane. Ontario). Drill logs totalling 888 m for the six holes were located by Kevin Montgomery. Hole 2 intersected 55 metres of pyrrhotite mineralization in serpentinized peridotite from 70 to 125 metres downhole. Hole 6 also intersected pyrrhotite mineralization in serpentinized peridotite from 66 to 105 metres downhole. Both sections however appear not to have been assayed for Ni or any other commodity. In 1950, Quebec Asbestos drilled one hole at the volcanic-ultramafic contact in SW1/4 N1/2Lot 5, Concession 5. The hole was drilled at an azimuth of 180, a dip of – 40 degrees and was 233 metres long. In 1953, J. Satterly of the Ontario Department of Mines produced a geological compilation map of McCart Township. In 1954, Noranda Mines Limited drilled one hole in the southeast corner of SE1/4 S1/2 Lot 6, Con 5. The hole was drilled at an azimuth of 155, a dip of – 50 degrees and was 182 metres long. After 19 m of overburden, it intersected peridotite until 33 m, after which the remainder of the hole was andesite. Some minor sampling was conducted but no assays are reported. In 1957, Nortoba Nickel Explorations Limited conducted magnetic and resistivity surveys over eight claims covering the south half of Con 5 Lots 6 and 7 (Maurice, O.D., 1957: Report of Magnetic and Electrical Restivity surveys by Geo-Technical Development Company Limited on McCart Township claims). In 1961, Union Mining Corporation drilled one diamond drill hole on present claim 4243370; Hole UMC-2 was spotted to intersect the previously reported Dan O’Connor Ni mineralization in Lot 7. The 232.5 m long hole cut peridotite, argillite and andesite volcanic. The argillite from 47.5 to 67.2 metres downhole occurs at the peridotite/andesite contact and contained 6-10% pyrite-pyrrhotite mineralization. No assays were reported in the log and no sulphide mineralization is mentioned in the peridotite. In 1965, O’Brien Gold Mines Limited conducted a magnetic and vertical loop electromagnetic (“EM”) survey over nine claims in S1/2 of Lots 7 and 8, Con 5 and 5 (Benkis, R., 1965: Report on Geophysical Investigations in McCart Township, Porcupine Mining Division, Ontario (O’Brien gold Mines)). In 1966, O’Brien Gold Mines Limited drilled one hole (131.4 m) on the NW1/4 S1/2 of Lot 7 Con 5. The hole intersected serpentinized peridotite intercalated with pyritic graphitic sediments. The sediments were sampled but no significant Au, Silver (“Ag”), Cu and Ni values were returned from assaying. In 1969, one short drill hole (37.5 metres) was drilled by E. Fenato on the NE ¼ of the N1/2 Lot 5 Con 5. The hole was described to have intersected gabbro. In 1975, M. Jessup conducted manual stripping and plugger work in the southwest corner of the SE1/4 S1/2 Con 5. This work exposed ultramafics in various small pits. In 1986, Ferderber Geophysics conducted airborne magnetic and VLF-EM surveys for Angela Developments Ltd. over a vast area which included almost the entire present day McCart Property (Scott, F., 1986: Report on Airborne Geophysical Surveys over Mann, Newmarket, Little, McCart, Calvert, Evelyn, Dundonald, Clergue, German Townships Ontario for Angela Developments Ltd by Ferderber Geophysics). In 1988, a combined airborne EM and magnetic survey was flown by Geoterrex Limited for the Ontario Geological Survey (Ontario Geological Survey, 1988: Airborne Electromagnetic and Magnetic Survey, Timmins Area, McCart Township, Map 81058, scale 1:20,000), which covered much of the area immediately north and east of Timmins, inclusive of McCart Township and the present McCart Property. In 1990, Joe Rothfischer Geophysical Services conducted a geophysical program consisting of total field magnetics and horizontal loop EM surveys between January 17 and 29, 1990 for J.W, Newsome and Associates in McCart Township. This program covered the E1/2 S1/2 of Lot 6 Con 5 and W1/2 S1/2 of Lot 5 Con 5.

The most recent exploration work conducted on the McCart Property, prior to the involvement of the Corporation, occurred between 1990 and 2000. During this period of time, the present McCart Property was part of a claim group held by K. M. Cunnison and D. Pyke. Their exploration work focussed on the search for Ni mineralization at or near the ultramafic-mafic volcanic contact in the vicinity of the historic Dan O’Connor Ni showing. They conducted geological mapping (Cunnison, K. M., 1991a: Report on Geological Survey, McCart Township Property, Porcupine Mining Division, Ontario; Pyke, D.R., 1990: Geological Report, Concession 5, Lots 6&7, McCart Township, Timmins Area; Pyke, D.R., 1992: Geological Report McCart Township Property, N1/2, Lot 6, Concession 5 McCart Township, Porcupine Mining Division, Ontario), ground magnetic and ground HLEM-VLF surveys (Cunnison, K. M., 1991b: Report on Geophysical Survey, McCart Township Property, Porcupine Mining Division, Ontario; Cunnison, K. M., 1992: Report on Electromagnetic (VLF) and Magnetometer surveys, McCart Township Property, McCart Township, Porcupine Mining Division, Ontario; Londry, D., 1997: Report on Geophysical work McCart Township Property, McCart Township for D.R. Pyke), rock sampling (Pyke, D.R., 2000: Geochemical analyses McCart Township Property, McCart Township, Porcupine Mining Division, Ontario), rock geochemistry work, petrographic and microprobe analysis (Cunnison, K. M. and Pyke, D. R., 1993: OPAP-1992 Geological report McCart Township Property and Area).

Exploration by the Corporation

In November 2008, Mr. William Brereton noticed that some mining claims had lapsed over the historic Dan O’Connor Ni showing in McCart Township. Based on the premise that the McCart Township area had been under-explored for Ni, he contracted a staker to stake two mining claims (4220800 and 4243370) to cover the area of the historic Ni showing. He subsequently vended a 100% interest in these claims to the Corporation. The Corporation contracted MPH Consulting Limited to implement and manage a preliminary Ni exploration program on the two claims in November and December 2008. Kevin Montgomery, as a result of his Ni exploration experience in the Timmins area, was retained by MPH Consulting Limited to review and evaluate the previous exploration work. Based on Mr. Montgomery’s review, an initial diamond drilling program was deemed to be warranted and an appropriate program was subsequently designed and implemented by Mr. Montgomery. A diamond drilling program consisting of five BQ drill holes totalling 780 metres was completed on claim 4220800 of the McCart Property from November 29 to December 27, 2008. This program was carried out to test for Ni mineralization within ultramafics at or near the contact with mafic volcanics, in the vicinity of the historic Ni showing. The diamond drilling successfully intersected sulphide bearing peridotites. Two anomalous Ni mineralized sections were intersected, namely 0.35% Ni over 1 meter (60-61 meters) and 0.31% Ni over 1 meter (107-108 meters) in hole MC08-5, both in the area of the historic Ni showing (Montgomery, J.K., 2008: Report on the 2008 diamond drilling program on the McCart Property, Porcupine Mining Division, Northeastern Ontario for Bridgeport Ventures Inc. NTS 42A15SW). In conjunction with the drilling, a program of borehole EM surveying was conducted on three of the five diamond drill holes. This work was compromised by the understandable inability of the geophysical contractor to get the downhole probe through friable graphitic argillite units and only a fraction of the potential area of interest was surveyed. In any event, no down-hole conductors of potential interest were identified.

In December 2009, a ground grid was cut on the McCart Property to conduct geophysical surveys. The centre of the ground grid is located at 509811E and 5402613N in the North American Datum of 1983 (NAD83) Universal Transverse Mercator ("UTM") Zone 17N co-ordinate system. The grid consists of a 3.4 km long base line with grid lines at an azimuth of 330 degrees perpendicular to the base line and to the overall trend of the volcanic stratigraphy. In the vicinity of the historic nickel showing on the property, the grid line spacing is 100 metres and spacing is 200 metres in the eastern half of the grid. From December 6, 2009 to January 20, 2010 a fixed loop transient electromagnetic ("TEM") survey was conducted over the McCart grid. The survey was carried out, on behalf of the Corporation, by Quantec Geoscience Limited of Toronto. The purpose of the electromagnetic survey was to locate possible conductors in the ultramafic volcanic rocks on the property that could be the result of nickel mineralization. On May 20, 2010, the Corporation received an interpretation report of the survey results from S.T. Coulson of Quantec Geoscience Limited. The results of the survey indicate the western half of the grid is underlain by a large strongly conductive anomaly likely associated with the ultramafic rocks. A total of seven discrete conductor axes were interpreted and four of which were considered highly prospective by S.T. Coulson of Quantec Geoscience Limited for follow-up exploration.

Geological Setting

Regional and District Geology

The McCart Property lies within the southwestern part of the Abitibi Subprovince of the Archean Superior Province. The Abitibi Subprovince or “greenstone belt” is the world’s largest and best preserved example of an Archean supracrustal sequence. The Abitibi Subprovince is an assemblage of volcanic, sedimentary, and intrusive rocks deformed into a roughly east-trending, 200 kilometres wide belt exposed from the Kapuskasing Structure in Ontario to the Grenville Orogen in Quebec, a distance of 400 kilometres. The Abitibi Subprovince, compared to all other Archean Subprovinces of the Superior Province, is uniquely well endowed with metallic mineral deposits including the mining areas of Timmins (base metals and Au), Kirkland Lake (Au), Val d’Or (Au and base metals), and Noranda (base metals and Au). These mining areas are situated along major east and northeast trending deformation zones (Destor Porcupine Deformation Zone, Cadillac-Larder Lake Deformation Zone). These were active throughout the main periods of Archean volcanism and became the focus of a late period of alkaline volcanism and sedimentation between 2680 and 2677 millions of years ago. Several cycles of volcanism and sedimentation are known in the southern Abitibi Subprovince. These sequences usually begin with the deposition of ultramafic flows and intrusions and tholeiitic basalts which have interflow argillaceous sediments. The cycles then typically evolve into calc-alkaline flows, pyroclastic rocks and epiclastic sedimentary rocks deposited in marine to fluvial basins. The layered stratigraphy is intruded by gabbroic to granitic plutons during and after deformation and metamorphism. Metamorphic grade varies from greenschist to lower amphibolite facies. The basal komatiitic parts of the volcanic cycles are of most interest for Ni exploration. The present McCart Property is located near the southeast end of a large gabbroic-ultramafic complex in the Kidd-Munro Assemblage. The complex extends about 20 kilometres to the northwest into Mann Township (Figure 6). The complex appears to be a large synclinal structure that has been emplaced within relatively flat lying komatiitic and tholeiitic volcanics. Jackson and Fyon (1991 The western Abitibi Subprovince in Ontario; in Geology of Ontario, Special Volume 4, Part 1; Thurston, P.C., Williams, H.R., Sutcliffe, R.H. and Stott, G.M. (eds.); Ontario Geological Survey, p. 405-482) describe the Kidd-Munro assemblage (Figure 5) as an east-southeast striking zone that extends from Kidd Township in the west to the Grenville Front in Quebec in the east. The Kidd-Munro assemblage ranges in age from 2717 Ma to 2711 Ma (Corfu, F., 1993: The evolution of the southern Abitibi Greenstone Belt in light of precise U-Pb geochronology. Economic Geology, v. 88, p. 1323-1340). The Kidd-Munro assemblage comprises a wide range of volcanic rocks including: komatiitic dunites, peridotites, pyroxenites, and basalts; magnesium and iron (“Fe”)-rich tholeiitic basalts; tholeiitic picrites; high-aluminum basalts; high phosphorous andesites; and high silica rhyolites. Sedimentary rocks tend to be restricted to thin interflow graphitic argillites with varying amounts of cherty material and sulphides. A wide range of intrusive rocks occur within the Kidd-Munro assemblage and include: differentiated tholeiitic and komatiitic sills; intermediate to felsic plutons, and abundant late diabase dykes. Lower greenschist facies metamorphism dominates the Kidd-Munro assemblage with isolated windows of prehnite-pumpellyite facies metamorphism and amphibolite facies contact metamorphism around the intrusions. Chlorite is the most common mineral associated with metamorphism with lesser amounts of muscovite, hematite, albite, and quartz. Ultramafic rocks are dominated by serpentine alteration, which is typically pervasive and is accompanied by many other alteration minerals including magnetite, calcite, tremolite, and chlorite.

N
81°20'00"W
81°00'00"W
80°40'00"W
49°00'00"N
48°40'00"N
Timmins
0 2 4 6 8 10 km
LEGEND
Precambrian
Proterozoic
Diabase Dikes
Intrusive contact
Archean
Alkalic Intrusive Suite
Felsic to Intermediate Intrusive Suite
Porphyry Suite
Mafic Intrusive Rocks
Ultramafic Intrusive Rocks
McCart Property
Intrusive contact
Timiskaming-type Clastic Metasedimentary Rocks
Chemical Metasedimentary Rocks
Clastic Metasedimentary Rocks
Alkalic Metavolcanic Rocks/Intrusions
Felsic (to intermediate) Metavolcanic Rocks/Intrusions
Intermediate (to felsic) Metavolcanic Rocks/Intrusions
Mafic (to intermediate) Metavolcanic Rocks/Intrusions
Ultramafic (to mafic) Metavolcanic Rocks/Intrusions
Modified from OGS Maps P3379 & P3398.
BRIDGEPORT VENTURES INC.
McCART PROPERTY
REGIONAL GEOLOGY
NORTHEAST TIMMINS AREA
Figure 5
July, 2009
Kevin Montgomery & Associates

81°10'00"W
81°00'00"W
80°50'00"W
49°00'00"N
48°50'00"N
N
Legend[ab]
Major Rock Divisions
14 Huron Supergroup
13 Metamorphic (unknown)
12 Gneiss
11 Schist
10 Diabase
9 Felsic Intrusive Rocks
8 Intermediate Intrusive Rocks
7 Mafic Intrusive Rocks
6 Ultramafic Intrusive Rocks
5 Sedimentary Rocks
4 Felsic Volcanic Rocks
3 Intermediate Volcanic Rocks
2 Mafic Volcanic Rocks
1 Ultramafic Volcanic Rocks
a All rock codes and symbols may not appear on this map.
b The letter "G" preceding a rock code or structure indicates that the information was interpreted from geophysical data.
HANNA TOWNSHIP
REAUME TOWNSHIP
DUFF TOWNSHIP
MANN TOWNSHIP
TULLY TOWNSHIP
LITTLE TOWNSHIP
McCART TOWNSHIP
0 1 2 3 4 5 km
Bridgeport Ventures McCart Property
Modified from OGS Map P3391.
BRIDGEPORT VENTURES INC.
McCART PROPERTY
DISTRICT GEOLOGY
Figure 6
June, 2009
Kevin Montgomery & Associates

Property Geology

The McCart Property is underlain by a sequence of pillowed to massive mafic volcanics that trend northeasterly across the south half of Lots 6&7 Con 5 and easterly across the north half Lots 6, 5 & 4 Con 5. Ultramafics occur as an envelope surrounding the mafic volcanics (Figure 7).

Layered intrusives
Northern Mafic Volcanics
Southern Mafic Volcanics
Conc 5 north half
Conc5 south half
Conc4
Lot 7
Lot 6
Lot 5
Lot 4
NAD83 UTM Zone 17N
LEGEND
GEOLOGY LEGEND
BRIDGEPORT VENTURES INC.
McCART PROPERTY
PROPERTY GEOLOGY MAP
Figure 7
July, 2009
Kevin Montgomery & Associates

The northern mafic volcanic sequence (the north half of Lots 6, 5 & 4 Con 5) has north facing pillow tops and the strata has a shallow dip of 20 to 30 degrees to the north (Pyke, D.R., 1992: Geological Report McCart Township Property, N1/2, Lot 6, Concession 5 McCart Township, Porcupine Mining Division, Ontario). In the N1/2 Lot 5 Con 5 and S1/2 Lot 4 Con 6 the mafic volcanic strata strikes 45 degrees and dips steeper at 45 degrees north. In this area, small mafic dykes of gabbroic and lamprophyric composition intrude the volcanics (McLeod, H.D., 1950: Geological Interpretation of Dominion Gulf Company’s McCart Twp. Property). The northern volcanics generally consist of a massive base with an overlying pillowed portion, commonly capped by a pillow breccia and/or a hyaloclastite flow top. Flows vary in thickness from approximately 10 to 30 metres but may be up to 80 metres thick. The mafic volcanics are typically medium grey weathered, dark green grey fresh, massive, and fine to medium-grained. Some of the outcrops, in the most southern exposures of Lot 6, display the characteristic polygonal jointing or polysuturing structure on the weathered surface which is typically diagnostic of komatiite flows. A peculiar variolitic-type structure is common to many of the flows, occurring in both the pillowed and massive portions but generally best developed in the former (Pyke, 1992). Foliation is generally weak and tends to be parallel to flow contacts. Two fracture cleavages, striking NW and NE respectively, are locally prominent, being especially strongly developed in flow top and pillow breccias. Structurally the northern mafic volcanics are interpreted to be on the north limb of an east plunging overturned anticline, the axial trace of which trends through the south half of Lots 6&7 Con 5 (Pyke, 1992). The southern mafic volcanic sequence (south half of Lots 6&7 Con 5) consists of pillowed to massive komatiitic basalts that trend northeasterly. The volcanics are medium grey weathered, light to medium grey fresh, and generally display a characteristic polygonal jointing or polysuturing structure on the weathering surface which is diagnostic of komatiitic flows (Pyke, D.R., 1990: Geological Report, Concession 5, Lots 6&7, McCart Township, Timmins Area). In the southern komatiitic basalt sequence, a series of anticlines and synclines trending east-west are inferred from the mapping of pillow top directions (Cunnison and Pyke, 1993). The ultramafic rocks are largely mesocumulate to adcumulate massive peridotite flows, now altered to serpentine. They are commonly orange brown to orange grey weathering and dark blue-black or locally medium green on fresh surfaces. Irregular fracturing and local development of asbestos fiber is common (Pyke, 1992). No olivine spinifex textured units are mentioned in geological mapping of the property and none were observed by Kevin Montgomery in the Corporation’s 2008 diamond drilling. The northern contact of the komatiitic basalts and the peridotite has been heavily trenched in the past on the S1/2 of Lot 7 Con 5. Mapping by D. Pyke and K. Cunnison of the trenched areas in and around the contact indicates the peridotites have undergone quite intense carbonatization and albitization. A zone of intensely sheared, graphitic metasediment occurs immediately south of the altered peridotite contact (Pyke, 1990). This graphitic metasediment is likely the bedded graphitic argillite unit intersected in the Corporation’s 2008 diamond drilling at the peridotite-komatiitic basalt contact or just to the south of the contact within the komatiitic basalts (Montgomery, 2008). In 1950, D. McLeod mapped a large outcrop area sandwiched between andesites in the southeast corner of the S1/2 Lot 5 Con 6. From north to south he noted three ultramaficmafic units of gabbro, pyroxenite and peridoitite. He observed the units trended 80 degrees and their contacts dipped 80 degrees to the south. This may possibly be a layered mafic-ultramafic intrusive sill that intrudes the volcanics. The volcanic stratigraphy on the McCart Property has apparently been cut by two cross faults. A north-south fault is suggested to occur at the boundary between Lots 5 and 6 (McLeod, 1950). The second, a northwest-southeast trending fault, apparently occurs on Lot 4 con 5 (Cunnison and Pyke, 1993). These faults appear to have been solely interpreted from regional geophysical surveys and not concrete geological observations.

Deposit Models

Komatiite-hosted Ni Sulphide Deposits

Geological models for komatiite-hosted Ni (+/- Cu, Cobalt ("Co"), platinum-group elements ("PGE")) sulphide deposits were first developed in Western Australia after the discoveries of the Kambalda and Mt. Keith deposits. Two types of models have been applied to most komatiitic Ni-Cu deposits throughout the world. These two models are the Kambalda, channelized flow theory (Type I in Lesher, C.M and Keays, R.R., 2002: Komatiite associated Ni-Cu- PGE Deposits: Geology, Mineralogy, Geochemistry and Genesis; CIM Vol.54), and the Mt. Keith, sheet flow theory (Type II in Lesher and Keays, 2002). Both types of models would appear to be of most interest in the present context at the McCart Property. Komatiitic rocks are derived from high temperature partial melts of the earth’s mantle. Due to the high degree of partial melting and the source area, the komatiitic melt may be substantially enriched in elements such as Ni and magnesium. When erupted, the melts have a low viscosity and tend to flow turbulently over the substrate eroding the footwall lithologies through a combination of physical and chemical processes. Due to the low viscosity of the komatiitic melts, the lavas tend to concentrate in topographic lows. Komatiitic eruptions have been envisaged to have a high effusion rate and involve large volumes of lava and/or magma. The Mt. Keith-style of deposits are associated with sheet flows several hundreds of metres thick by several kilometres to tens of kilometres long and are composed primarily of olivine adcumulate to mesocumulate. Further down stream, more distal from the eruptive source, the komatiitic flows become channelized, similar to a river channel today, and begin to erode the substrate forming a more defined channel feature. This channelization is the cornerstone of the Kambalda model. Denser sulphides would tend to accumulate in the bottom of the channel-like features under the influence of gravity. As the eruption continued the channel would fill with olivine mesocumulate to adcumulate because of the constantly replenished magnesium oxide ("MgO")-rich komatiitic melt. As the eruption waned the channel would be capped by a sequence of regressive komatiitic flows composed of komatiitic pyroxenites and basalts. In order to develop Ni-Cu sulphides, the komatiitic melt must become sulphide saturated. A komatiitic melt will become sulphur saturated when an external source of sulphur is introduced to the melt by assimilation of a sulphide-rich lithology or by differentiation or contamination of a komatiitic melt until the sulphur content exceeds the saturation point. A strong relationship exists between the presence of footwall lithologies rich in sulphide and the development of Ni-Cu sulphide deposits in the overlying komatiitic flows. This association is strongest in the Kambalda-style Ni-Cu sulphide deposits. Differentiation or the assimilation of rocks rich in certain elements may result in the oversaturation of the komatiitic melt in sulphur. This is the mechanism related to the development of the Mt. Keith-style of deposits. Komatiite-hosted Ni sulphide deposits, whether they are Archean (Kambalda, Australia) or Proterozoic (Thompson, Manitoba; Raglan, Quebec) occur in clusters of small sulphide bodies generally less than 1 million tonnes. At 1:250,000 scale the deposits usually occur at a pronounced thickening of ultramafic stratigraphy, and at 1:5,000 scale the deposits are usually bodies of net-textured to massive sulphide in small embayments up to 200 m in strike length, 10’s to 100’s of metres in down-dip length and metres to 10’s of metres thick. The shape can be cylindrical, podiform, or in rare instances tabular.

Gabbro Hosted Ni-Cu Deposits

This is another style of Ni-Cu deposit which may be of potential interest on the McCart Property. These are associated with relatively small stock-like gabbro intrusives as typified in the Timmins area by the Montcalm deposit. Note that these types of deposits are quite distinct from Ni-Cu deposits associated with large layered intrusive complexes as in the Sudbury Basin and worldwide, and are a relatively minor source of Ni-Cu. The other notable Canadian example would be the Lynn Lake deposit in Manitoba. This produced ~200,000 t of Ni and 95,000 t of Cu along with some Co and PGE’s from a total of 20 million tonnes of material grading 1.02% Ni, 0.54% Cu from 11 separate ore bodies (Eckstrand, O.R., 1984. Canadian Mineral Deposit Types: A Geological Synopsis. Economic Geology, Report 36, Geological Survey of Canada, 1984. Fenato, E., 1969: Diamond drill log and plan map for hole F-1). The typical setting for this deposit type is similar to Montcalm namely stock-like intrusions in Precambrian greenstone belts. These types of intrusives may also be present in younger orogenic belts. The actual ores form irregular zones, in some cases pipe-like, within the host stocks. Ore consists of massive sulphide, sulphide-matrix breccia, disseminated sulphides and sulphide veins and the main ore minerals are typically pentlandite and chalcopyrite. Genetically, it is deemed highly probable that the ores represent immiscible sulphides which were present in the magma at the time of emplacement.

Layered Intrusive PGE Deposits

This model is of potential interest on the McCart Property given that D. McLeod in 1950 mapped a large layered intrusive outcrop on the S1/2 Lot 5 Con 6. The layered intrusive apparently consisted of gabbro/pyroxenite/peridotite from north to south. However, Kevin Montgomery has not verified this in the field. On a global basis, these types of deposits account for at least half of annual PGE production with the bulk of this from the Merensky and associated reefs of the Bushveld Igneous Complex in South Africa. Layered intrusive bodies in general occur in a cratonic setting, in some cases associated with intracontinental rifts and flood basalts. Some are known to occur, as in the present case, in Archean greenstone belts. Stillwater, Montana (2710 Ma) would be an example of an economic PGE deposit in a layered Archean mafic intrusive. The PGE ores, as at Stillwater, form thin stratiform layers within the host intrusion, and are associated with cumulate layers of anorthosite, norite and bronzite. The PGE-rich zones are characterized by sparse sulphide content and typically occur at an appreciable distance above the base of the host intrusive. Genetically, magmas that produced PGE ores apparently reached sulphide saturation at a later stage in the crystallization of the host intrusive, relative to, say, Sudbury-type ores where sulphide saturation is thought to have been reached relatively early.

Mineralization

Sulphide mineralization occurs at the base of the peridotite along the northeast trending contact with the komatiitic basalts in NW1/4 S1/2 Lot 6 Con 5, in the central portion of the McCart Property. Several old trenches, partially flooded and overgrown, occur along this contact area over a strike length of approximately 400 metres. These old trenches represent the area where Dan O’Connor is reported to have found Ni values up to 3% (Baker, 1917). Pyke (1992) reports the sulphides locally appear to occur over a width of up to 3-4 metres, but the general poor exposure along the zone and the infilling of the trenches with water precludes any reliable width estimate. The sulphides consist dominantly of pyrrhotite with minor pentlandite and chalcopyrite. They occur most commonly as fine disseminations forming 2-5% of the rock or as an interlocking net textured sulphide forming up to 15-25% of the rock over widths of up to 0.5 metre. Net textured sulphides, although most common along the contact zone, are also present in isolated lenses up to 100 metres north of the contact (Cunnison and Pyke, 1993). This sulphide mineralization in the peridotites is similar to that encountered in the Corporation’s 2008 diamond drilling program (Montgomery, 2008). Rock grab samples collected by Cunnison in 1990 from the peridotites returned anomalous Ni values ranging from 1320 parts per million (“ppm”) to 4130 ppm (0.41% Ni). The samples also returned very low values for Cu (88-605 ppm), palladium (“Pd”) (12-31 ppb (“parts per billion”)) and Pt (10 ppb or less). The rock geochemistry work indicated that both the peridotites and andesites were komatiitic in affinity (Cunnison, 1991a).

As a study to assess the potential for komatiite-hosted Ni sulphide mineralization occurring at the contact area, Pyke and Cunnison collected a suite of samples in 1992 for electron microprobe analysis of chromite spinels. The premise for this was a study by Groves, et al in 1977 that showed chromites associated with ultramafic rocks that host Ni deposits contain higher zinc concentrations than those which are not. The samples were taken from sulphide bearing peridotite near the contact, from weakly mineralized to non-mineralized peridotite occurring at some distance (to 300 metres) north from the contact zone, and from massive, foliated basaltic komatiite flows occurring immediately south of the contact. A total of 109 electron microprobe analyses of chromite grains were obtained from nine selected samples. The zinc content in the chromites varied from nil to 1.74%, with concentrations tending to increase outward from the core of a grain. Whether the zinc was an original magmatic component or possibly due to contamination during ascent or emplacement of the magma is still problematical (Groves, et al 1977; Spinel phases associated with metamorphosed volcanic-type iron-nickel sulphide ores from Western Australia; Econ. Geol. Vol.72, p 1224-1244). Nevertheless, from studies of Ni sulphide ores in Western Australia it is apparent that anomalously high zinc contents (0.5% Zn) in chromite spinels are a useful indicator for potentially mineralized ultramafic sequences (Cunnison and Pyke, 1993). Encouragingly for the McCart Property, over 40% of the chromite spinel analyses gave zinc values greater than 0.5% (Cunnison and Pyke, 1993). Past geological mapping surveys on the McCart Property have also reported sulphide mineralization in the peridotites elsewhere than the main contact area on the NW1/4 S1/2 Lot 6 Con 5. Three such areas are the southern mafic volcanic-peridotite contact on the SW1/4 N1/2 Lot 6 Con 5, 100 m north of the main contact area in the SW corner of SE1/4 S1/2 Lot 7 Con 5 and at the southern mafic volcanic-peridotite contact in the centre of NW1/4 S1/2 Lot 6 Con 5.

Drilling

A diamond drilling program consisting of five holes totalling 780 metres was completed on the McCart Property from November 29 to December 27, 2008 (Table 3). This BQ diamond drilling program was carried out, on behalf of the Corporation, by Salo Drilling of Iroquois Falls. The purpose of the drilling was to test for Ni mineralization within basal ultramafics at or near the contact with mafic volcanics. The drilling was conducted over a 300 m strike length of the contact. The majority of the drilling was conducted on the NE ¼ S1/2 Lot 7 Con 5 (Figure 9).

Table 3 Bridgeport Ventures 2008 Drill Hole Locations

HOLE	NAD83 Easting	NAD83 Northing	Elevation	Length	Azimuth	Dip
MC08-1	508799	5402424	317	106.6	140	-50
MC08-2	508880	5402485	316	82	140	-50
MC08-3	508953	5402544	319	202	140	-50
MC08-4	509028	5402630	322	202	140	-50
MC08-5	508888	5402637	321	185	140	-50

Overall the Rock Quality Determination (“RQD”) was good for all holes with some local blocky ground particularly in the graphitic argillite units. Core recovery was excellent with rare loss. The diamond drilling program intersected sulphide bearing peridotites that constitute a thick sequence which overlies komatiitic basalts. It appears that the peridotites may represent a massive flow unit due to presence of olivine adcumulate and mesocumulate textures although no distinctive spinifex or flow top breccia textures were observed. The peridotites are strongly carbonatized and serpentinized above the komatiitic basalts. A graphitic argillite unit occurred at the peridotite- komatiitic basalt contact in holes 1 and 4 while in holes 2 and 3 the unit occurs further into the basalts. This graphitic argillite unit is heavily sulphidized and may be the sulphur source for the sulphide mineralization within the overlying peridotites. The peridotite- komatiitic basalt contact is shallowly dipping at about 20 degrees to the northwest (Figure 10). Bedding core axis angles within mixed graphite argillite-greywacke and komatiitic basalts support this flat lying stratigraphic orientation. The 2008 diamond drilling thus confirms the shallow dipping strata observed by previous geological mapping.

5402650mN
320°
MC08-5
dip -50
az 140
506900mE
5402600mN
508950mE
5402550mN
MC08-3
dip -50
az 140
5402500mN
509000mE
5402450mN
E+509050.00
140°
300m
250m
200m
100m
Overburden
Peridotite
Po 1-3%
44.80 m
48.90 m
0.35% Ni / 1 m
55.50 m
Po 1-2%, Pn tr
69.00 m
89.40 m
Po 2-4%
101.90 m
0.31% Ni / 1 m
107.00 m
Po 5%, Pn tr
111.09 m
Disseminated
interstitial
sulphide zone
49.50 m
Py 1-5%
70.00 m
Serpentinized peridotite
Komatiitic Basalt
106.60 m
Py 5%
134.00 m
Py 5-20%
Sulphidic Graphitic Argilite/
Komatiitic Basalt
Greywacke
Serpentinized Komatiitic Basalt
Graphitic Argilite
Serpentinized Komatiitic Basalt
165m EOH
202m EOH
0
25
metres
BRIDGEPORT VENTURES INC.
McCART PROPERTY, ONTARIO
DRILL HOLE MC08-03
& MC08-05
(facing northeast)
Figure 10
July 2009
Kevin Montgomery & Associates
Claim No.: 4243370
UTM ZONE 17, NAD83

One hole, MC08-2, managed to completely transect the komatiitic basalt sequence and enter the southeastern peridotite sequence at the bottom of the hole. No sulphide mineralization was observed at this lower basalt contact or in the southeastern peridotite.

Sulphide mineralization, consisting of disseminated to weak net textured pyrrhotite (0.5% to 8%) with trace pentlandite, occurs interstitially between the olivine cumulate in the peridotites. Ni values in the sulphide bearing sections were only slightly anomalous (1,000-2,100 ppm) above peridotite background (500-1,000 ppm). Two anomalous Ni mineralized sections were intersected namely 0.35% Ni over 1 meter (60-61 meters) and 0.31% Ni over 1 meter (107-108 meters) in hole MC08-5, the latter occurring in a thick disseminated sulphide zone above the peridotite- komatiitic basalt contact (Figure 10). The orientation of this sulphide zone is not certain and its true thickness unknown. The sulphide zones within the komatiitic basalts in hole MC08-01, the sulphide bearing portions of the komatiitic basalts and the sulphidic graphite argillite units did not return significant metallic mineralization (Au, Pt, Pd, Cu, Ni, and Co). The sulphidic argillite units intersected in holes 1 to 4 are in fact depleted in Ni with very low values of 35-120 ppm Ni. Borehole EM surveys were conducted on drill holes MC08-3 to MC08-5 by Quantec Geophysics Inc. of Timmins, Ontario, on behalf of the Corporation. As a result of the BQ core size and the friability of the graphitic argillite units, hole MC08-3 was only tested down to 105 metres and MC08-4 was only tested down to 135 metres. Steel dummy probes are stuck in both the holes at about those distances downhole. The total survey coverage was 390 metres of combined core length. All three holes were logged from a single common, 300 metres x 300 metres loop. The instrumentation employed in the survey was as follows: the receiver a Geonics Digital Protem 30 channel BH43-3D Probe (100 meters squared effective area) and the transmitter a Geonics EM-57 (1.8 kilowatts output). Some of the survey parameters included Pulse repetition frequency 30 hertz and a current: 11 – 12 amperes (Coulson, S. T., 2008: Geophysical Survey Interpretation Report; Regarding the BOREHOLE TRANSIENT ELECTROMAGNETIC SURVEYS over the McCART TWP. PROJECT, near Iroquois Falls, ON, on behalf of MPH CONSULTING LTD. Toronto, ON).

The results of the borehole EM survey indicated strong in-hole EM conductors in holes MC08-3 and MC08-4. Both conductors corresponded to graphitic argillite units intersected by the drill hole. A weak (11 channel) off-hole response was evident at 80 metres down hole in the hole MC08-3. The MC08-05 TEM log showed a building response in all components at the end of the hole. This suggested a possible down-hole/off-hole conductor but the results were not deemed to be conclusive and there was no certainty that if the hole were extended that it would intersect a conductor (Coulson, 2008).

Sampling Method and Approach

Only the drilling program procedures and practices employed by the Corporation in the 2008 program can be documented with confidence by Kevin Montgomery. At the drill site, core was placed in wooden tray boxes along with “marker blocks” indicating measured distances down the drill hole from the collar by the drill contractor’s personnel. During the 2008 drilling program, the core was collected by Kevin Montgomery at the drill sites on a regular basis and moved to a secure logging facility. At the facility, the length of core recovered was compared to the position of depth markers in the core boxes by Mr. Montgomery in order to check for misplaced markers and to calculate the amount of core loss, if any. The core was logged and sampled by Mr. Montgomery. Sampling of the core was based on visual observations of sulphide mineralization and samples were collected within lithologically homogeneous intervals with due regard for varying mineralogy and textures. Sample intervals did not cross geological boundaries. In general the sample length within mineralized zones was on the order of 1.0 metre or less. The BQ core selected for sampling was sawn in half and a half bagged with the first part of a three-part assay tag bearing a unique identifier number. The other half of the core was stored at the logging facility with the second part of the three part assay tag bearing an identical unique identifier number placed in the core box at the beginning of the sample interval. Records of the sampled intervals and sample numbers were recorded in the computerized drill logs, on a sampling sheet, and on the third part of a three part assay tag bearing an identical identifier number as the other two parts of the assay tag. The third part of the assay tag was kept with the geologist’s records. The drill core is currently stored at the Hastings Management office/core facility on Moneta Avenue, in Timmins, Ontario. As of the effective date of the McCart Report, to the best of the knowledge of Kevin Montgomery, the Corporation has not collected any additional samples from the McCart Property.

Sample Preparation Analysis and Security

Security of samples prior to dispatch to the analytical laboratory was maintained by limiting access of un-authorized persons to the secure core handling facility. Detailed records of sample numbers and sample descriptions provide integrity to the sampling process. Labelled samples packed in sealed bags robust enough to survive the journey to the assay laboratory also provide sample integrity. The drill core sampler completed an assay requisition sheet describing the sample numbers, and requested assay and preparation procedures for inclusion with each batch of samples shipped to the laboratory. For the Corporation’s 2008 drilling program, the elements Au, Pt, Pd, Cu, Ni and Co were requested for analysis and samples were shipped directly by truck to Laboratoire Expert Inc. The assay laboratory completes sample preparation operations at their secure facility and employ bar coding and scanning technologies that provide complete chain of custody records for every sample. Kevin Montgomery is of the opinion that the security and integrity of the samples submitted for analyses were un-compromised, given the secure core handling location, adequate record keeping, prompt expediting of samples, and the analytical laboratories’ chain of custody procedures. Sample preparation and assaying was contracted to Laboratoire Expert Inc. of Rouyn-Noranda, Quebec (not certified by ISO/IEC 17025). Each sample was logged in at Laboratoire Expert Inc. using “bar codes.” Samples were dried prior to crushing the entire sample to 90% passing a -10 mesh screen. From the crushed coarse reject a sub-sample of approximately 300 grams was collected using a Jones riffle splitter. This 300 gram portion was completely pulverized to 90% passing a -200 mesh screen in a ring and puck pulverizer. A 0.5 g aliquot was collected, from each pulp.

All the 2008 drill core samples from the McCart Property were analyzed for Ni, Cu, and Co by aqua regia digestion followed by atomic absorption analyses. The detection limit was 2 ppm for each element. If the Ni, Cu or Co result was over 5,000 ppm then the pulp was re-analyzed by total digestion followed by atomic absorption analyses. The concentrations are reported as a percent and the detection limit is 0.01% for Ni and Cu with the total digestion method. All the 2008 drill core samples were also analyzed for Au, Pt and Pd by lead fire assay atomic absorption finish on a 30 gram sample pulp. The detection limit for the lead fire assay atomic absorption method is 2 ppb for Au, 5 ppb for Pt and 4 ppb for Pd. If the sample result was greater than 1,000 ppb for any element then the sample pulp was re-analyzed by using a lead fire assay collector and a gravimetric finish. The concentrations were reported as grams per tonne. Kevin Montgomery employed a rigorous external quality assurance/quality control program for the 2008 drilling program. Two Ni standards (63925 and 64000) and an Au standard (142400) were inserted as checks on the accuracy of the assaying conducted by Laboratoire Expert Inc.

The Ni, Cu and Au values recorded by Laboratoire Expert Inc., on the standards are within a 15% variance from the true sample standard values and are thus acceptable, as stated by Kevin Montgomery.

The external quality assurance program also consisted of inserting blank samples to detect any possible laboratory contamination. A total of eight blank gabbro drill core samples were inserted in the batch of 281 samples sent to Laboratoire Expert Inc., for analysis. The blank samples returned nil to extremely low values of the elements analyzed. The results thus indicated no sample contamination.

Laboratoire Expert Inc. has an internal check analysis procedure which includes a repeat pulp analysis every 12th sample for every element analyzed. Each sample shipment batch (certificate of analysis) included a standard for the Ni, Cu, and Co analysis. Each furnace batch of 28 samples analyzed for Au, Pt and Pd included a reagent blank and a standard sample. The precision of the laboratory based on their internal pulp repeat assays was excellent. The Laboratoire Expert Inc. analytical results for the Corporation’s 2008 core can therefore be considered to be both accurate and precise. Assay certificates related to the Corporation’s drilling in 2008 have been archived and are available for review. Laboratoire Expert Inc. has returned all the 2008 drill core sample pulps and rejects to the Corporation. The returned pulps and rejects are currently securely stored at the Hastings Management office/core facility in Timmins, Ontario.

Mineral Resource and Mineral Reserve Estimates

No mineral deposit has been outlined on the McCart Property as of the date of the McCart Report. As such, no mineral resource or reverse estimates have been conducted on the McCart Property.

Interpretation

With respect to Precambrian komatiite-hosted Ni deposits of particularly the so-called Kambalda type, the general geological setting on and about the McCart Property would appear to be analogous to that in the type of the area in Western Australia. This is an important observation to the extent that some very high grade, very profitable Ni deposits of this type such as Silver Swan, Cosmos, Emily Ann, etc., were brought into production in the latter area. The presence of a nearby Ni processing facility at the Xstrata Metallurgical Site greatly enhances the potential economics with respect to a mining operation at the McCart Property. Potential access to this facility would remove the need to build an on site mill, thus greatly lowering the threshold in terms of what would be required to constitute an economic tonnage at the McCart Property. Kevin Montgomery is of the opinion that an initial tonnage of +/- 250,000 t at 2.5-3% Ni, plus Cu, Co, PGE credits, could be of considerable economic interest to the Corporation in light of current and forecast metal prices. The large volume of ultramafic rocks in the general property area, the presence of some Ni mineralization within and at the base of the peridotites, and the presence of footwall sulphidic graphitic argillite units that might have acted as sulphur sources are encouraging for further Ni exploration on the McCart Property. The McCart Property has an 8 kilometre long peridotite-basalt contact present on it and only a small strike length of 300 m was drill tested in 2008. Previous geological mapping has noted sulphide mineralization within the peridotites at the contact area in other portions of the property. Furthermore, there are some directional changes of the peridotite-basalt contact on the McCart Property that could represent a basal trap embayment for komatiite-hosted Ni mineralization.

Kevin Montgomery also notes that the potentially ore grade Ni value reported from the 1916 O’Connor sampling has never been repeated by subsequent work, including that of the Corporation in 2008. On the other hand, there is a great deal of old trenching and there is clearly some Ni sulphide mineralization in the area of the reported historic occurrence. One possible explanation offered by Kevin Montgomery is that while real, the value in question could have been from a very carefully selected sample.

Recommendations

Results of the 2008 diamond drill program and the 2010 ground transient electromagnetic are deemed sufficiently encouraging that additional Ni exploration work is recommended by Kevin Montgomery on the McCart Property. A two phase exploration program is envisaged. It is recommended that the Phase 1 program be initiated by ground investigating the seven electromagnetic conductors interpreted from the 2010 ground transient electromagnetic survey conducted on the Property. Additional line cutting with tighter grid line spacing of 100 m and 50 m line spacing in the vicinity of the historic nickel showing is recommended. This would allow for better definition of the seven electromagnetic conductors, by deeper penetrating state of the art transient electromagnetic (TEM) surveys. A magnetic survey and should be completed over the new grid. The final grid should be properly located with differential global positioning system ("GPS") and all relevant landmarks such as drill casings, claim posts and relevant topographic features should be tied into it. Any valid EM conductors detected by the surveying should be ground investigated. A trenching program is recommended to test accessible shallow TEM conductor, as well as select sulphide enriched locations along peridotite-basaltic komatiite contacts. The trenching program would consist of mechanical stripping with a backhoe, washing of the exposed bedrock, geological mapping, channel sampling of any sulphide mineralization observed and Ni-Cu-PGE assaying of the rock samples. Any valid TEM conductors that could not be explained/evaluated by the trenching work would have to be diamond drilled. Phase 1 should also include a rock geochemical analysis program on the 2008 drill core and surface trenching samples focusing on the peridotites. The rock geochemistry program would search for geochemical signatures (magnesium oxide, nickel/chromium and sulphur tenors) associated with Kambalda-type komatiite-hosted Ni sulphide deposits and geochemical indicators of proximity to Ni mineralization. No permits are required in connection with the proposed Phase 1 recommended program.

A Phase 1 budget for McCart is proposed as follows:

Description	Units	Cost per Unit	Total
Data compilation, review	10 days	$800	$8,000
Line-cutting	35 kilometres	$600	$35,000
Ground Magnetic Survey	70 kilometres	$175	$12,250
Ground Electromagnetic Survey (TEM)	30 kilometres	$1,000	$30,000
Geophysics (interpretation, reporting)			$7,000
Trenching	90 hours	$125/hour	$11,250
Trench Washing	20 days	$1,000/day	$20,000
Trench Supervision Mapping & Prospecting	25 days	$800	$20,000
Ni-Cu-PGE Assaying	500 samples	$20/sample	$10,000
Rock geochemical Analysis	150 samples	$90/sample	$13,500
Support vehicles and equipment	4 months	$4,000	$16,000
Travel, Food, Accommodation	4 months	$2,500	$10,000
Differential GPS Survey	4 days	$1,750/day	$7,000
Trenching/Geochemistry (interpretation, reporting)	--	--	$10,000
Project Management, Supervision	4 months	$10,000	$40,000
Total Phase 1			$250,000

Undertaking a Phase 2 program would be contingent upon achieving sufficiently positive results in Phase 1. It would include diamond drilling, borehole Pulse-EM surveying, and the computerization of all drill hole and assay data. The locations of the holes have yet to be determined but a minimum 1,600 metres of drilling would probably be required.

A Phase 2 budget for McCart is proposed as follows:

Description	Units	Cost per Unit	Total
Diamond Drilling (NQ)	1,600 m	$100	$160,000
Borehole Pulse-EM Survey	15 days	$3,000/day	$45,000
Ni-Cu-PGE Analysis	550 samples	$20/sample	$11,000
Geologist	45 days	$800	$36,000
Travel, Food, Accommodation	3 months	$2,500	$7,500
Support vehicles and equipment	3 months	$3,500	$10,500
Project Management, Supervision	3 months	$10,000	$30,000
Total Phase 2			$300,000

Description	Units	Cost per Unit	Total
Total Phase 1 and 2 Estimate			$550,000

Summary of Report on the Rosario Property

Set forth below is a description of the Rosario Property which has been derived from the Rosario Report, which has been updated to reflect recent events that have occurred since the Rosario Report was prepared and which is included herein with the consent of Matthew Gray, Ph.D., C.P.G. Mr. Gray is a qualified person who is independent of the Corporation within the meaning of NI 43-101. The full text of the Rosario Report is available on SEDAR at www.sedar.com.

PROPERTY DESCRIPTION AND LOCATION

The Rosario project comprises 551 hectares of mining concessions and is located in the Provincia of Copiapó, Region III, Atacama, Chile, approximately 38 kilometres S-SE of the city of Copiapó. The center of the project area is located at UTM Zone 19 J, Southern Hemisphere, 384,900E 6,937,900N, Datum World Geodetic System ("WGS") 84, or South Latitude 27o 40’ 41" West Longitude 70o 10’ 03", Datum WGS 84. All geographic references in this summary utilize UTM Zone 19 J Southern Hemisphere and datum WGS 84 unless otherwise stated.

Claims and Title

Mining and exploration rights in Chile are controlled by the federal government. Private parties can obtain mineral rights via solicitation of an exploration concession ("pedimento") and prior to exploitation, converting the exploration pedimento to an exploitation concession. The mining concessions are administered by the Servicio Nacional de Geologia y Minera ("SERNAGEOMIN"), a federal agency. To maintain concessions in good legal standing, concession holders are obligated to pay annual tax payments. The Rosario project consists of 7 concession groups covering in aggregate 551 hectares and one application for a mining concession currently under review for issuance of title. The titled mining concessions are shown in Figure 1 and concession information is summarized in the embedded table. The legal standing of these claims has been verified by the Corporation’s legal counsel in Chile, Lic. Cristian Quinzio of Quinzio y Vergara in Santiago, Chile. Quinzio has also reviewed and confirmed the validity of the purchase option contracts by which Rio Condor may obtain ownership of the mining concessions. Rio Condor is a 100% owned Chilean subsidiary of the Corporation.

381,000 N
383,000 N
384,000 N
385,000 N
6'941,000 N
6'940,000 N
6'939,000 N
6'938,000 N
382,000 N
1
2
3
4
5
6
7
8
9
10

CONCESSIONS CONTROLLED BY:
Bridgeport Ventures Inc.

No.	Concession Group	Title Holder	Has
1	Eliana II 1-22	Balbontin Jaime	104
2	Eliana III 1-2	SLM Eliana III 1Sierra San Marco	2
3	Julia 1-18	SLM Julia 1 Sierra San Marc	86
4	Rosario 1-10	SLM Rosario Una de S Sn Marcos	50
5	Simonetta 1-20	Contreras Villar Mario Leoncio	71
6	SOESMI 1-32	SLM Eliana III 1Sierra San Marco	156
7	Tamara I 1-10	SLM Tamara I Una Sierra San	82

TOTAL 551 Has.

CONCESSIONS CONTROLLED BY:
Others referred to in text of Technical Report

No.	Concession Group	Title Holder	Has
8	Carmen 1-12	CMC Sali Hochschild SA	60
9	SOESMI 1-32	Julio Santander Noemi SLM	10
10	Trillador 1-14	Nelson Roa Barahona	70

GRAPHIC SCALE
0 500 1000
metres

Bridgeport Ventures Inc.

ROSARIO PROJECT
Region III, Chile

CONCESSION MAP

UTM Zone 19 S WGS84

Date: April 2010
Scale: Graphic

Resource Geosciences de México SA de CV

Figure 1. Rosario project mining concession map.

As specified in Article 74 of the Chilean Mining Code (Código de Minería), the location of concession boundaries are marked in the field with survey monuments placed by a registered engineer or minerals landman (“perito minero”) at the vertices of each claim group. During the site visit to the project, Mr. Gray located several survey monuments and obtained UTM coordinates for them using a Garmin GPS model Map60 CSX. The survey monuments matched the concession vertices indicated on the mineral claims land maps.

The seven mining concessions and the claim application which cover the project area are currently controlled by Rio Condor by means of seven separate option agreements whereby Rio Condor can earn a 100% interest in the mining concessions and applications, subject to a 2% NSR which may be purchased for US$3 million, by making annual cash payments over a four year period totaling US$12.4 million. Also, during the same period, Rio Condor must pay a total commission or management fee of US$500,000.

The main features of the seven options agreements are as follows:

Rio Condor may obtain from SLM Rosario Una de la Sierra San Marcos, a 100% interest in the Rosario 1 to 10 concessions, subject to a 2% NSR which may be purchased for US$534,200, under terms of a purchase option agreement executed on November 5, 2009. Rio Condor may exercise the purchase by making cash payments totaling US$2,670,589 over a four year period. An initial payment of US$66,765 has been made, and the next payment was due on November 5, 2010 in the amount of US$200,294; however, the Corporation is currently in discussions to negotiate a six month deferral of the payments due in November, 2010. Up until such time that Rio Condor exercises the purchase option, SLM Rosario Una de la Sierra San Marcos is permitted to continue exploitation activities up to 6,000 tonnes per month. SLM Rosario Una de la Sierra San Marcos, operating as Minera y Transportes Barahona, is currently producing approximately 2,000 tonnes per month of ores from the Rosario concession, as discussed in the section "Active Mines and Exploration Areas within Rosario Project" below.

Rio Condor may obtain from SLM Julia Una de la Sierra San Marcos, a 100% interest in the Julia 1 to 18 concessions, subject to a 2% NSR which may be purchased for US$205,800, under terms of a purchase option agreement executed on November 5, 2009. Rio Condor may exercise the purchase by making cash payments totaling US$1,029,412 over a four year period. An initial payment of US$25,735 has been made, and the next payment was due on November 5, 2010 in the amount of US$77,206; however, the Corporation is currently in discussions to negotiate a six month deferral of the payments due in November, 2010.

Rio Condor may obtain from SLM Eliana II Una de la Sierra San Marcos and SLM Eliana III Una de la Sierra San Marcos, a 100% interest in the Eliana II 1 to 22 and Eliana III 1 to 2 concessions, subject to a 2% NSR which may be purchased for US$203,600, under terms of a purchase option agreement executed on November 5, 2009. Rio Condor may exercise the purchase by making cash payments totaling US$1,017,646 over a four year period. An initial payment of US$25,441 has been made, and the next payment was due on November 5, 2010 in the amount of US$76,323; however, the Corporation is currently in discussions to negotiate a six month deferral of the payments due in November, 2010.

Rio Condor may obtain from SLM Eliana I Una de la Sierra San Marcos a 100% interest in the Eliana I 1 to 20 concessions, subject to a 2% NSR which may be purchased for US$1,056,400, under terms of a purchase option agreement executed on November 5, 2009. Rio Condor may exercise the purchase by making cash payments totalling US$5,282,353 over a four year period. An initial payment of US$132,059 has been made, and the next payment was due on November 5, 2010 in the amount of US$396,176; however, the Corporation is currently in discussions to negotiate a six month deferral of the payments due in November, 2010. Up until such time that Rio Condor exercises the purchase option, SLM Eliana I Una de la Sierra San Marcos is permitted to continue exploitation activities up to 4,000 tonnes per month. SLM Eliana I Una de la Sierra San Marcos is not currently producing any ores from the Eliana I 1 to 20 concessions. The Eliana I 1 al 20 Manifestacion (i.e., claim application) is currently under review by SERNAGEOMIN and the total hectares that will be awarded to this concession is not yet determined. The application covers ground that is east of, and not contiguous with, the Julia concession block. The Eliana I 1 al 20 application is physically separated from the core of the project area.

Rio Condor may obtain from SLM Tamara I Una de la Sierra San Marcos a 100% interest in the Tamara 1 to 9 concessions, under terms of a purchase option agreement executed on November 5, 2009 and modified on November 11, 2009. Rio Condor may exercise the purchase by making cash payments totaling US$400,000 over a four year period. An initial payment of US$15,000 has been made, and the second payment in the amount of US$55,000 was made on November 19, 2010. This option agreement does not contain a NSR payment.

Under terms of the option agreements, Rio Condor may only waive all together the option agreements comprising the Rosario, Julia, Eliana I, Eliana II and Eliana III agreements and does not have the right to waive one or more of these agreements independently. This means that the option granted by each option agreement must be exercised collectively with all option agreements. The Rosario 1/10, Julia 1/18, Eliana I 1/20, and Eliana II 1/22 – Eliana III option agreements contemplate that should the option be exercised then from the beginning of commercial production of each mining property, a NSR royalty of 2% must be paid by Rio Condor on a quarterly basis. Rio Condor may acquire the NSR royalty by paying to all the vendors a purchase price of US$2,000,000. The NSR royalty payments and, if applicable, the purchase price, is to be distributed among the four vendors according to the following percentages: Rosario, 26.71%; Julia, 10.29%; Eliana I, 52.82%; Eliana II, 5.09% and Eliana III, 5.09%. Pursuant to the agreements for Rosario, Julia, Eliana I, Eliana II - Eliana III, and Tamara I concessions US$265,000 was paid on closing and a total of US$784,999 was payable at or before November 5, 2010; however, the Corporation made a payment of US$55,000 with respect to the Tamara concessions, which amount includes a US$35,000 in property payments and US$20,000 in management fees, and the Corporation is currently in discussions to negotiate a six month deferral of the remaining payments due in November, 2010 with respect to the Rosario property.

Rio Condor may obtain from Julio Santander Noemi a 100% interest in the SOESMI 1 to 32 concessions under terms of an agreement entered into on December 3, 2009. The Corporation will pay US$1,000,000 over three years to acquire the SOESMI Property, subject to a 2% NSR fee. The royalty may be purchased for US$1,000,000. US$75,000 ($79,020) was paid on closing. The next payment was due on June 3, 2010 in the amount of US$50,000 followed by US$50,000 due on December 3, 2010.

Pursuant to an agreement entered into on January 23, 2010, Rio Condor acquired an option to obtain from Mario Leoncio Contreras Villar a 100% interest in the Simonetta 1 to 20 concessions. The Corporation would pay US$1,000,000 over four years to acquire a 100% interest in the Simonetta Property. Such agreement does not contain a NSR payment. US$30,000 ($30,782) was paid on closing. Pursuant to a modification agreement dated September 15, 2010, the parties have subsequently agreed that Rio Condor would exercise its option to acquire the Simonetta Property upon delivery of the second payment in the amount of $10,000 due under the agreement, which payment was delivered by Rio Condor on September 15, 2010. The next payment in the amount of US$65,000 is due on January 23, 2011. See "Item 4.A. History and Development of the Company – Simonetta".

“Demasías”

Under current Chilean mining law, a mining concession must be a square or rectangle with minimum dimensions of 100 x 100 metres, positioned such that sides are oriented due North-South and East-West. Because of this restriction, the ground shown in white in a stair step pattern surrounding the Rosario 1 to 10 concessions and the corridor between Trillador 1 to 14 and Carmen 1 to 12 cannot be claimed by any person as an independent and individual mining concession because none of such stair steps considered individually comply with the minimum dimensions and position requirements already referred to. Under Chilean mining law, at such time that this ground is completely enclosed by other valid mining concessions, these open fractions automatically convert to irregularly shaped concession blocks (i.e., demasias) with rights assigned to the senior contiguous concession. In this case, the Rosario concession block is the senior concession group with rights to this ground. Rio Condor’s legal counsel has advised that it is convenient to produce the demasias that will favor the Rosario concessions by applying for a mining concession that, aside from overlapping areas already comprehended by some of the Rosario project concessions, would take part of the open areas and confine the Rosario Property with two other neighboring exploitation mining claims, therefore producing the demasias, thus triggering the eventual assignment of this ground to the Rosario concession. Once the demasias is triggered by the ground being completely enclosed by other valid mining concessions, the demasias will belong to Rio Condor by operation of law. Out of an abundance of caution, Rio Condor has executed an agreement with the title holder of the Rosario concessions that explicitly guarantees that these demasias will be assigned to Rio Condor.

Surface Rights

The ownership of surface rights has been investigated by Rio Condor and by a minerals landman and no record of private surface rights has been found in the public record thus the lands are interpreted to be held federally. Rio Condor has requested confirmation of Fiscal surface rights from the Chilean lands bureau. Chilean mining law allows exploration activities to proceed on undeveloped lands without requirement of a surface access agreement. The legal ownership of surface rights has not been verified by Mr. Gray or Resource Geosciences de Mexico SA de CV (“RGM”).

Mineralization

Numerous active small mines and exploration workings of exposed mineralized zones are present within the property area. Nearly all are developed on zones of supergene Cu mineralization, and are easily identified in the field by the distinctive blue, green, and blue-green coloration of the rock caused by the presence of Cu oxides, carbonates, sulfates, silicates, and halides, accompanied by varying amounts of Fe-oxide staining. Controls on mineralization include high angle structural zones, volcanic stratigraphic contacts, and intrusive and/or hydrothermal breccias. The metals currently produced are Cu and Au. The principal mineralized occurrences and mines in the district that have thus far been explored are described below.

Environmental Liability

Potential environmental liabilities associated with the active and historic mining at the project have not been investigated or verified by Mr. Gray or RGM, but no significant environmental liabilities are apparent. Small abandoned mines and unmineralized rock piles are present but are not generating acid drainage. There are no plant facilities or tailings piles present within the project area.

Permits

Exploration and mining activities in Chile are subject to control by the Comision Nacional de Medioambiente. A review of environmental compliance and permitting issues was not within the scope of the present study. Because the Rosario project is within an active mining district, and the project itself hosts an active mining operation, it is presumed that additional exploration activities at Rosario will not be prohibited by environmental regulations. Chilean mining law grants a mining concession holder the right to conduct basic exploration activities, including drilling, without the need for prior federal approval.

ACCESS, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY

The property is located approximately 38 kilometres east-southeast of the city of Copiapó, in the Provincia of Copiapó, comuna of Tierra Amarilla, Region III, Atacama, Chile (Figure 2). Access is by road from Copiapó and requires approximately 1 hour of travel time. The first 26 kilometres is via paved federal highway 35, heading south to the electrical substation at the COEMIN mineral processing plant, thence turning east on unpaved highway C401. Beginning at highway C401 the remaining distance (approximately 20 kilometres) is on unpaved but well maintained high speed roads. From the COEMIN plant one travels east 7 kilometres on Highway 401 and then turns south on road C405 continuing 12 kilometres, then west onto the access road to the Rosario mine for a distance of 1.5 kilometres to arrive at the mine area. Road C405 passes directly through the project area. Electric transmission lines follow highway C401 and are as close as 11 kilometres to the project. All basic services are available in Copiapó and Tierra Amarilla, both of which are important mining centers. The project area is unpopulated, except for the camps of the miners currently exploiting the Cu deposits. Most of the inhabitants of the region depend on mining and agriculture (e.g., grapes) for economic sustenance. An adequate supply of experienced labor for mining operations can be drawn from the region. The nearest commercial airport is located 46 kilometres west of Copiapó and is served by daily flights from Santiago and other Chilean cities.

Figure 2. Rosario project location map.

The property is in the southern portion of the Atacama Desert, west of the Andean Cordillera. The topography consists of gentle mountain ranges separated by narrow valleys. Elevations in the project area range from 1,050 metres above sea level to over 1,460 metres above sea level. Areas of low relief in the southern portion of the project area are suitable locations for mill sites, leach pads, waste dumps, and other mine related infrastructure.

The climate in the area is arid with seasonal temperatures ranging from an average annual high of 28ºC in January and an average annual low temperature of 5ºC in July, as measured at meteorological station Copiapó-Chamonate located at 27°18’ S, 70°25’ W, 291 metres above sea level (Dirección Meteorológica de Chile, 1991, Normales de precipitación, temperature media, temperatura mínima media y temperatura máxima media, 1961-1990, Estación Meteorológica Copiapó-Chamonate, data available through the Departamento de Geofísica de la Facultad de Ciencias Físicas y Matemáticas de la Universidad de Chile, at http://www.atmosfera.cl/). Average annual precipitation is 12 millimetres. Exploration activities may be conducted year round. Vegetation in the area is sparse to absent, consisting only of small scrub in the valley floors along temporal river or stream channels.

HISTORY

The date of the earliest exploration and mining activity in the San Marcos district is undocumented. Early exploration of the district probably occurred in the late 1700’s concurrent with the early exploitation of mines in the nearby Punta del Cobre and Pampa Larga mining districts (Ortiz, F., Araya, R., Franquesa, F., Moraga, A., and Zentilli, M., 1966, Informe geológico del distrito minero Punta del Cobre, Provincia de Atacama, Instituto de Investigaciones Geologicas, Boletin No. 14, 46p., Santiago).

Modern exploration of the district consists of direct mining of Cu oxide showings exposed in outcrop using tracked excavators. Small scale exploitation of mineralized zones exposed in outcrop commenced in the early 1990’s with ores produced sold directly to the federally controlled mining company, Empresa Minera Nacional SA (“ENAMI”), operator of a mill and floatation concentration plant located adjacent to Copiapó.

The only drilling known to have been completed in the district are shallow (i.e., less than 100 metres) diamond core holes completed within or adjacent to small surface cuts and pits at the SOESMI, Trillador and Simonetta properties. In the case of the SOESMI Property, the claimant reports that Sociedad Punta del Cobre SA (“Pucobre”) completed a 916 metre drill campaign in the first semester of 2009, and in the case of the Trillador Property, ENAMI completed an unknown number of drillholes targeting the extensions of Cu oxide mineralization exposed in surface cuts and open pits. During field review of the Simonetta area Mr. Gray noted an uncapped and uncased abandoned drillhole, apparently an exploration drillhole targeting a zone of Cu oxide mineralization exposed in a small surface cut. The entity responsible for this drilling and the results are unknown to Mr. Gray and to the Corporation.

During the field review ground electrode stations for induced polarization geophysical surveys (“IP surveys”) were noted in the Simonetta and Rosario concessions. The claimant of the Simonetta concession advises that Freeport conducted the IP survey in the area in 2008. Minera Barahona has been mining oxide and sulfide ores at the Rosario concession from surface cuts, open pits, and a spiral decline, and currently is selling approximately 2,000 tonnes per month of sulfide ores to ENAMI, delivered to the ENAMI mill and concentration plant outside of Copiapó.

In April 2010, the Corporation commenced an exploration drilling program at the property. As of September 30, 2010, 12 drillholes totaling 2,783m of drilling were completed.

GEOLOGICAL SETTING
Regional Geology

The Rosario project is within the San Marcos Mining District, hosted by the Cretaceous Cerillos Formation, a 6,000 metre thick sequence of dominantly clastic sedimentary strata which crops out continuously in an 8 kilometres wide, 70 kilometres long, N-NE trending swath (Arevalo, C., 2005, Carta Los Loros, Región de Atacama, Carta Geológica de Chile Serie Geología Básica No. 92, Escala 1:100,000, Servicio Nacional de Geología y Minería, Subdirección Nacional de Geología), as shown in Figure 3. The upper 3,500 metres of the sequence hosts conglomerates and volcanic breccias intercalated with sandstones and andesite and basaltic andesite lavas and autoclastic breccias. Diaz, A., Lledo, H., Vivallo, W., 1998, Yacimientos metalíferos de la hoja Los Loros, Region de Atacama, Mapa de Recursos Minerales de Chile, No. 2, Servicio Nacional de Geología y Minería, Subdirección Nacional de Geología, described irregular manto, chimney, and vein Cu deposits hosted by andesitic lavas of the Cerrillos Formation where they were intruded by dikes and small stocks of andesitic and dioritic composition. The deposits described by Diaz, et al. (1998) contain specularite and/or magnetite as characteristic gangue minerals. The Cerrillos Formation lacks chronostratigraphic fossils but paleontological and radiometric age dates of underlying strata and cross cutting intrusives fix the age of the Cerrillos Formation within the range 89 to 125 millions of years ago (Aptian – Turonian). Geologic and metallogenic maps (Diaz et al., 1998, Arevalo, C., 2005, Carta Los Loros, Región de Atacama, Carta Geológica de Chile Serie Geología Básica No. 92, Escala 1:100,000, Servicio Nacional de Geología y Minería, Subdirección Nacional de Geología) published by the Chilean Geological Survey (SERNAGEOMIN) demark an extensive zone of hydrothermal alteration (mineral assemblage not specified) that partly covers the Rosario project area. The Cerillos Formation overlies and is separated from the Jurassic-Cretaceous Chanarcillo Group and the Punta del Cobre Formation by an erosional disconformity.

Figure 3. Regional geology map, Rosario project.

Local Geology

The following discussion of project geology is based upon 6 days of field examinations by Mr. Gray. The project area is underlain by a compositionally monotonous sequence of andesitic volcanic and volcaniclastic strata. A lack of compositionally or texturally distinct marker units hinders mapping of the area. Andesites observed include dark, magnetic, fine grained, sparsely porphyritic aphanitic andesites in which fine grained plagioclase phenocrysts are the only megascopically observable mineral, and course grained, plagioclase phenocrystic, porphyritic-aphanitic, non-magnetic andesites. Breccia textures interpreted to be autoclastic flow breccias were observed but many of the andesites lack textural evidence that would indicate a subaerial rather than shallow subvolcanic origin. Fine grained volcaniclastic arenites and siltstones are interpreted to be intercalated with the andesites. The volcaniclastic strata recessively weather and are generally only exposed in road cuts. Where primary volcanic stratification was observed and measured, it consistently had northeast strike with dip to the southeast at 25 to 45 degrees. Many volcanic lithologic contacts exhibit some degree of structural dislocation, but the contacts are interpreted to reflect primary volcanic contacts that served as zones of weakness that localized later small scale displacements as a result of post-depositional stress. Displacement along the primary contacts is unquantified but is interpreted to be a result of relatively minor bedding plane slip.

Reconnaissance mapping indicates that the andesitic sequence has been intruded by dikes, sills, and small stocks of diorite and andesitic subvolcanic intrusives. Three compositionally similar but texturally different types of intrusive are recognized: dark colored, fine grained, magnetic, plagioclase bearing dikes and sills; equigranular, fine grained, dioritic intrusions present as sills, dikes and irregular plugs; and course grained, plagioclase phenocrystic, porphyritic-phaneritic dioritec intrusive. The intrusives are compositionally similar to the strata they intrude, and in many cases are difficult to distinguish from their host rocks where the textural contrast is slight and intrusive contacts are not exposed. Pervasive hydrothermal alteration further obscures the nature of the intrusives. Where they are intensely hydrothermally altered, they are not distinguishable from their altered host rocks. Even where not intensely altered, conformable sills are not readily distinguishable from the volcanic strata.

The fine grained, magnetic, plagioclase phenocrystic, porphyritic-aphanitic intrusives often are not intensely hydrothermally altered and appear to post date the mineralizing event. These intrusions are often erosionally resistant and cap hills or form dip slopes, giving a misleading impression of a wide distribution. The equigranular, fine grained, dioritic intrusives appear to be present as both sills conformable with volcanic bedding and as dikes or plugs that transect the volcanic stratigraphy. The coarse grained, plagioclase phenocrystic, porphyritic-phaneritic intrusive is observed in the western portion of the project area where its outcrop pattern suggests it is present as small stocks. It is seen in razor sharp contact with the country rock andesites and it is crosscut by fine grained to aphanitic andesitic dikes. A fine grained, equigranular dioritic intrusion outcrops in the eastern portion of the project area and the Rosario mine decline is developed in this intrusive. Exposures in the Rosario decline are consistent with the dioritic intrusion(s) being present at least in part as sills conformable to the volcanic stratigraphy.

Outcrops of matrix-supported, rounded to subangular breccias comprised of dioritic clasts in a dioritic matrix are interpreted as intrusive breccias associated with emplacement of diorite. Breccias with similar texture that exhibit pervasive hydrothermal alteration of both clasts and matrix may represent altered intrusive breccias or may be hydrothermal breccias cutting diorite. These breccias are often associated with mineralization as discussed in this summary.

A lack of distinctive mappable marker units precludes inference of large scale structures by offsets, termination, or repeats of outcrop patterns. Numerous north azimuth (“NA”) 265 to 315 striking, steeply SW dipping to vertical, fault planes were noted in mine workings and prospects throughout the project area, and in one case a mapped fault correlates with a linear feature observable on satellite images with an apparent strike length of greater than 600 metres, however in most cases faults observed cannot be confidently projected beyond the immediate area of exposure. The inferred northeast striking fault is not directly observed but is inferred on the basis of the linear termination of outcrops of intrusive and breccias. High angle, sheeted fractures and joints were observed at every azimuth and at the level of reconnaissance mapping completed thus far, no dominant structural fabric is apparent.

DEPOSIT TYPES

The exploration target recognized at the project is an intrusive related Cu-Au deposit, with ore metal distribution controlled by both lithology and structure. The Rosario mineralized system shares some common traits with iron oxide copper gold (“IOCG”) deposits including an association with sodium (“Na”)-metasomatism and ore mineralogy dominated by chalcopyrite, and the deposit is located within a productive IOCG mineral belt, however hypogene specularite and/or magnetite, which are an essential component of IOCG deposits, were not observed to be present. The Rosario deposit has traits in common with Chilean manto type Cu deposits including andesitic host rocks, stratigraphic control to metal distribution, association with dioritic intrusions, and albitic alteration, however the Rosario system’s elevated Au content contrasts sharply with typical Chilean manto deposits that are Au deficient, Cu-Ag systems. The Rosario system is classified by Mr. Gray as intrusive related. Thus far, phyllic (quartz-sericite-pyrite) alteration zones and stockwork veinlets, which are characteristic of porphyry systems, have not been observed at Rosario, but potassic alteration zones are coincident with some mineralized zones.

Three partially overlapping mineralized environments are present at the prospect, and all are interpreted to be genetically related:

1. Manto Cu deposits, in which the host rocks are andesitic volcanic strata and primary Cu sulfide mineralization is present in conformable stratiform zones.
2. Intrusive and breccia hosted Cu deposits, in which the host rock is dioritic intrusion and/or related breccias.
3. Structurally controlled Cu deposits, in which distribution of Cu mineralization is related to high angle faults and structural zones.

Any one or all three mineralization styles may be present at a particular target area. High angle structures may control the distribution of mantos, with mantos preferentially developed adjacent to them, and the structures may also influence emplacement of intrusions, intrusive breccias, and hydrothermal breccias, thus the intrusive and breccia related Cu occurrences may be cospatial with or independent of manto and high angle mineralized zones.

The Rosario system exhibits some similarities to both Chilean manto and IOCG deposits.

MINERALIZATION
General

Numerous Cu occurrences and zones of hydrothermal alteration are exposed in outcrop, small active mines, and exploration workings throughout a 3 square kilometers area centered upon the Rosario Property. Host rocks to Cu mineralization include andesitic volcanic strata, andesitic porphyritic intrusions, dioritic intrusions, and intrusive and/or hydrothermal breccias. Both high angle structural and low angle stratigraphic controls are observed. Mineralized zones are characterized by alteration mineral assemblages which include albite, tourmaline, actinolite/tremolite, sericite, clay minerals, and a mineral tentatively identified as sphene. The mineralized area that has been the focus of exploration and exploitation is within the Rosario concession. Other mines and exploration workings in the project area include the Simonetta, Tamara, and SOESMI concessions. All are part of a single large mineralizing system and share some characteristics in common, but some differences are also observed between the different areas, as described in Mr. Gray’s report.

All of the prospects and small mines were developed on zones of outcropping Cu mineralization comprised of Cu carbonates, sulfates, silicates, and halides, principally malachite, chrysocolla, and chalcanthite, with or without accompanying atacamite. For simplicity of use, this supergene mineral assemblage, formed by the oxidation of primary Cu sulfide minerals, will hereafter be referred to as “oxide Cu” or “Cu oxide” mineralization. Primary Cu sulfides are present at depths of 2 to 20 metres below the present topographic surface. The most important mines and showings visited by Mr. Gray are herein described.

Active Mines and Exploration Areas within Rosario Project
Rosario Decline

The Rosario mine is the principal producer in the district. SLM Rosario Una de la Sierra San Marcos, operating through its production company Minera y Transportes Barahona, is currently mining 2,000 tonnes per month of sulfide Cu ores grading ~2 % Cu and 0.8 gpt Au. Ores are sold to the ENAMI plant in Copiapó. Initial production was from small pits and surface cuts developed directly on outcropping zones of oxide Cu mineralization but current production is exclusively of sulfide ores mined via underground methods and accessed by a spiral decline. The Rosario mine, like all mines in the district, does not have any defined mining reserves or mineral resources. The mine operates by direct mining of mineralized zones exposed in surface outcrop, and in the case of the Rosario decline, mining has continued to depths beyond those attainable in open cuts by development of an underground mine accessed by a spiral decline.

At the Rosario underground mine, primary Cu mineralization is hosted by a fine grained, equigranular dioritic intrusion and related intrusive and or hydrothermal breccias (Figure 4). The intrusive is present as both conformable sills and as discordant small plugs or stocks. The mineralized area is characterized by albite alteration, which locally is pervasive and intense, of both the intrusion and the host volcanic strata, often accompanied by tourmaline in the form of fine grained disseminated black grains, and by chlorite and actinolite/tremolite replacement of mafics. Elevated sodium oxide (Na2O) contents of as much as 10.5% (7.8% on an elemental Na basis) indicate the altered rocks were affected by Na metasomatism. Both mineralized and unmineralized intrusive are albite and tourmaline altered. A fine grained, translucent, pale yellow green mineral with adamantine luster is present as disseminations in intensely albitized rock and has been tentatively identified as sphene, and comprises a minor component of the alteration mineral assemblage. In breccias zones both clasts and matrix are tourmalinized. It is not clear if these breccias are altered intrusive breccias or hydrothermal breccias. The albite alteration zone lies within a broader zone of pervasive hydrothermal alteration which is expressed as bleaching and clay-sericite alteration of the host rocks, locally accompanied by primary sulfides that form Fe-oxide color anomalies in weathered exposures

.

Figure 4. Mineralized hydrothermal breccia exposed in Rosario mine decline.

The morphology of the mineralized zones is undetermined. Stopes on the ore are unordered and indicate no preferred orientation, which is consistent with observations made at the mine, where high grade mineralized diorite was observed in razor sharp but irregular contact with altered but unmineralized diorite (Figure 5). Mineralized breccias also exhibit razor sharp irregular contacts with the host diorite. Mined zones exposed are as much as 20 metres high with horizontal dimensions measured in the tens of metres. Since September of 2007, SLM Rosario Una de la Sierra San Marcos, operating as Minera y Transportes Barahona, has produced over 15,000 tonnes of sulfide ores from the Rosario decline with average grade of 2.05% Cu and 0.79 gpt Au. Ores have been exploited over a vertical interval of greater than 40 metres. Mr. Gray’s independent sampling yielded 0.86% Cu and 0.23 gpt Au at the deepest level of the Rosario decline, indicating that mineralization continues to at least the deepest level currently developed. The ore mineral assemblage consists of chalcopyrite with or without subordinate bornite. Pyrite is sparsely present as a gangue mineral. The chalcopyrite, and bornite when present, occur as fine grains evenly disseminated throughout the host rock. Veinlets of any scale are absent, and no fracture or microfracture control was observed. In some cases the Cu sulfides were clearly observed to be replacing chloritized mafic minerals. Molybdenum minerals were not observed in hand specimens, but molybdenum is present in the Cu-Au mineralized zones in amounts of as much as 0.04%, suggesting the presence of molybdenite.

Figure 5. Mineralized intrusive in sharp contact (dotted red line) with unmineralized intrusive.

Manto Pit

The manto pit is located 850 metres west-southwest of the Rosario decline and was developed as a series of open cuts on oxidized zones of primary sulfide Cu mineralization. The oxidized mineral assemblage consists of malachite, chrysocolla, chalcanthite, and possibly atacamite. In contrast to the Rosario decline, the main host rock appears to be the southeast dipping andesitic volcanic strata, although the intense alteration may be masking the presence of conformable sills of similar composition. The deepest portions of the surface cuts expose primary sulfide mineralization, present as disseminated chalcopyrite in the andesitic volcanic host. A two metre vertical representative sample, ROS-014, was collected across the lowermost exposed portion of the zone where it hosts disseminated chalcopyrite. Sample ROS-014 yielded 1.79% Cu and 0.01 gpt Au. The mineralized zone appears to follow the primary volcanic stratigraphy and dips 45º to the southeast, and is coincident with a planar fault zone interpreted to be a result of bedding plane slip (Figure 6). As exposed in the surface cuts, the mineralized zone is 12 metres thick, and possibly greater, but mineralization intensity varies across the exposed thickness. The mineralized zone lies within an extensive zone of pervasive hydrothermal alteration manifested by bleaching and clay-sericite alteration of the andesitic volcanics, accompanied by pyritization of the footwall to the mineralized zone, which is well expressed as an Fe-oxide color anomaly at surface. Some of the pyritic zone appears to be composed of a pyritic dioritic sill intruded into the andesite sequence. Cu oxide showings in pervasively bleached and sericite-clay altered volcanics located northeast of the main manto pit are interpreted to be part of the same mineralized zone, and if so, indicate a mineralized strike length of 175 metres. Sample ROS-015, a 2 metre representative sample over a 4 square meters area, was collected from an open cut on a Cu showing northeast of the Manto pit, and yielded 3.85% Cu and 0.08 gpt Au. Cu oxide showings beyond the hill crest east of the manto pits indicate that at least a 115 metre stratigraphic thickness of the andesites has at least been locally mineralized, assuming that the dip projection of the volcanic strata is constant to the southeast and that no structural offsets are present between the Cu showings.

Figure 6. View looking southwest at Manto Pit. Mineralized zone dips to the southeast, to the left in the photo.

Tamara

Cu mines and prospects visited in the Tamara concession are hosted in coarse grained, plagioclase phenocrystic, porphyritic rocks, some of which are porphyritic-phaneritic and appear to be intrusive, whereas others are porphyritic-aphanitic and may be extrusive or of shallow subvolcanic origin. Cu mineralization is also present in andesitic volcanics near the contact with the porphyritic unit. In contrast to other mineralized occurrences in the area, at Tamara a clear structural control is observed for some mineralized zones. A north-northeast striking vertical fracture zone controls Cu mineralization over at least a 200 metre strike length as exposed in various workings and prospects in the northern portion of the concession. The northeast structure is interpreted to control the distribution of primary Cu sulfides, but oxidation of them results in malachite and chrysocolla occurring as coatings on fractures of diverse orientations, a reflection of local small scale remobilization and precipitation of Cu. Primary Cu sulfide mineralization is exposed in both the coarse porphyritic unit and host rock andesite where it occurs as disseminations in the course porphyry and as vug filling clots in the andesite. A poorly defined breccia texture is developed in the andesite, possibly a result of autoclastic brecciation at a flow top, or possibly a result of variable pervasive bleaching and albitization of the host rock. The contact between the coarse grained porphyry and the underlying andesite is conformable with the regional dip of the volcanic strata, and this porphyry may be an extrusive volcanic. The Cu mineralized zone follows the contact and the volcanic stratigraphy

Simonetta

The Simonetta area is adjacent to and east of the Rosario area. The diorite intrusion and intense alteration observed at Rosario extends onto the Simonetta ground where tourmalinization and pervasive bleaching of diorite and andesite country rock was observed (Figure 7). Exploration of surface Cu showings with a tracked excavator has revealed both irregular zones of oxidized Cu mineralization and zones of primary chalcopyrite at shallow depths. The control of Cu distribution is unclear. Transported supergene Cu mineralization occurs as coatings on fractures and fault planes of diverse orientations, but these structures appear to be local controls of transported Cu and do not necessarily reflect the controls of the hypogene Cu sulfide distribution.

Figure 7. Bleached and tourmalinized diorite in outcrop at the Simonetta claim.

During field review of the Simonetta area, Mr. Gray noted an uncapped and uncased abandoned drillhole, apparently an exploration drillhole targeting a zone of Cu oxide mineralization exposed in a small surface cut. The entity responsible for this drilling and the results are unknown to Mr. Gray.

SOESMI

The SOESMI claims cover the westernmost known Cu occurrences in the district. As at the adjacent Tamara concession, the coarse grained plagioclase phenocrystic porphyry is an important host of Cu mineralization at SOESMI. Numerous surface cuts and pits are developed in zones where Cu oxides are abundant. In some cases, the Cu oxides are present only as fracture coatings and the host rock is not significantly altered nor does it show evidence of ever having hosted primary sulfide. In these cases, the oxide Cu is interpreted to be purely exotic transported Cu. In cases where the host rock is pervasively and penetratively stained by Cu oxides, in-situ oxidation of primary Cu sulfides is implied.

Precipitation of supergene Cu oxides was at least in part controlled by lithology. In several instances, gaudy fracture coatings of Cu oxides are entirely restricted to fractures in fine grained andesitic dikes that crosscut the coarse grained plagioclase porphyry. Fractures are Cu oxide encrusted when in the fine grained andesite but barren when in porphyry. Xenoliths of andesite within the porphyry exhibit the same control on Cu oxide precipitation. In these cases it is clear that the observed Cu oxides are not the result of in situ oxidation of Cu sulfide minerals and the source of the Cu is unknown. The claimant of the SOESMI concessions reported that Pucobre optioned and explored the SOESMI concessions in 2009 and drilled 10 shallow diamond core holes totaling 916 metres, in and around the surface pits. During field review of the SOESMI concession Mr. Gray noted in the field 10 drillhole collars and monuments.

Other Cu Occurrences

Numerous small cuts and prospects are developed on oxide Cu showings throughout the Rosario claim. In most cases, no clear structural or stratigraphic control to Cu distribution is noted. In most prospects, Cu oxides are present as fracture coatings and as pervasive stains or impregnations. The former result from precipitation of transported Cu and the host rock to the fracture coating Cu oxides may not have been a host to primary mineralization, however the pervasive impregnations of Cu oxides clearly correlate with the former presence of disseminated Cu sulfide and result from in-situ oxidation.

EXPLORATION
General

Prior to the Corporation’s acquisition of the Rosario project, exploration at the project consisted predominantly of direct mining of exposed mineralized zones by the mining concession owners or lessees. The claimants of the district utilize tracked excavators and bulldozers to expose bedrock in areas where Cu oxide staining is observed at surface. Shallow exploration drillholes are reported to have been completed within or immediately adjacent to some of the small oxide Cu pits at the SOESMI property as described in this summary. None of the Corporation, RGM, or Mr. Gray has access to original data for these drill campaigns. During his reconnaissance, Mr. Gray observed in the field IP electrode stations at the Simonetta and Rosario concessions. The owner of the Rosario concession reported that Freeport completed IP studies in the area prior to making an unsuccessful offer to option the Rosario project. Since the date of the Rosario Report, the Corporation has obtained directly from Freeport the data from the IP survey that it conducted on the Rosario and Simonetta properties. The results indicate that the Rosario and Simonetta concessions are underlain by a weak chargeability anomaly, consistent with the presence of disseminated sulfides at depth.

Upon execution of the purchase option agreements for the seven concessions that comprise the Rosario project, the Corporation’s Chilean subsidiary, Rio Condor, obtained explorations rights for the concessions. The Corporation’s exploration of the property commenced in October 2009 when Mr. Gray conducted reconnaissance studies of the district geology and the operating mines. In January 2010, the Corporation commenced detailed geologic mapping of the project leading to definition of drill targets. In the first quarter of 2010, the Corporation completed geologic mapping and reconnaissance sampling of the Rosario and Simonetta concessions, identifying alteration zones associated with Cu-Au mineralization and possible structural and stratigraphic controls to Cu and Au distribution. In April 2010, the Corporation commenced a Phase 1 exploration drill program comprising 3,000 meters of diamond core drilling in 14 drill holes. As of June 30, 2010, a total of 2,383 meters in 10 drillholes had been completed.

Geologic Mapping and Geochemical/Mineralogical Sampling

Reconnaissance mapping was completed over a 6 day period in October 2009, using 1:50,000 scale topographic maps and public domain satellite images as a mapping base. A Garmin GPS Map60CSX was used for survey control. All known small mines and significant Cu showings in the district were reviewed, but efforts were concentrated on the Rosario concession group. Concurrent with the reconnaissance mapping, Mr. Gray collected representative rock chip samples of specific mineralized and hydrothermally altered zones. The objective of the sampling was to determine the metal contents of particular alteration mineral associations and to verify the ranges of metal contents present in the orebodies being exploited at the Rosario mine.

Detailed geologic mapping with concurrent rock chip sampling commenced in January 2010 and is ongoing to the present. Thus far, the Corporation completed 1:5000 scale geologic mapping of the Rosario and Simonetta concessions and conducted systematic sampling of mineralized exposures in mine workings, prospects, and surface outcrops.

DRILLING

In April 2010, the Corporation commenced an exploration drill program at the project. As of September 30, 2010, 12 drillholes totaling 2,783m of drilling were completed. Drillhole locations and a summary of the most significant mineralized intercepts are provided in Tables 1 and 2 below. Previous operators are reported to have conducted exploration drilling in the SOESMI, Trillador, and Simonetta concessions, as discussed in this summary. Drillcore, original drillhole logs, and original assay certificates for these historical drill programs are not available to Mr. Gray or to the Corporation.

Table 1. Drillholes completed as of September 30, 2010, Locations and Orientations
Drillhole ID	Easting UTME WGS84	Northing UTMN WGS84	Elevation m	Azimuth	Dip	Depth m
RDDH2010-001	384,797	6,937,949	1389	0	-90	386
RDDH2010-002	384,934	6,937,886	1370	0	-90	230
RDDH2010-003	384,933	6,937,892	1370	0	-60	302
RDDH2010-004	384,840	6,937,833	1365	0	-90	142
RDDH2010-005	384067	6937604	1307	0	-90	299
RDDH2010-006	384306	6937668	1279	0	-90	200
RDDH2010-007	382703	6938853	1258	0	-90	218
RDDH2010-008	383113	6938353	1178	0	-90	200
RDDH2010-009	383089	6938463	1203	270	-60	206
RDDH2010-010	384771	6937663	1283	0	-90	200
RDDH2010-011	384573	6937555	1253	0	-90	200
RDDH2010-012	383206	6938189	1283	0	-60	200

Table 2. Summary of most significant mineralized drillhole intercepts.

Drill Hole #	Interval	Interval	Interval	Copper %	Gold g/t
	From	To (m)	Length (m)
	(m)
RDDH2010-002	52	82	30.79		.22
RDDH2010-003	14	54	40.76		.30
RDDH2010-008	02	64	62.25		<0.1
RDDH2010-010	82	128	46.74		<0.1
RDDH2010-011	2	28	26.39		<0.1

SAMPLING METHOD AND APPROACH
Sampling Method, Nature, and Spacing

Concurrent with reconnaissance review of the main Rosario sulfide and oxide workings, Mr. Gray collected representative rock chip samples of distinct mineralized and altered zones. Samples were collected from rock exposed in underground mine workings and open cuts. The objective of the sampling was to determine Cu contents and geochemical characteristics of particular zones of interest, and to verify the produced grades reported by the underlying claimant of the Rosario concessions. All samples were collected by Mr. Gray, and remained exclusively in the possession of Mr. Gray until such time that they were sent by courier to the ALS Chemex laboratory in La Serena, Chile.

Samples collected were representative grab samples, 1.5 to 2 metres in length, oriented perpendicular to the structural fabric of the feature of interest being sampled. All samples were collected by hand, using hardened steel geological hammers. Samples were placed in plastic sample bags and sealed. Sample weights varied from 1.5 to 2.0 kilograms. Sample spacing was variable, and was a function of exposure of mineralized or altered rock. Sample locations were marked in the field on the outcrop or mine working face.

Beginning in January 2010, the Corporation began systematic sampling of mine workings and prospects, using the same protocols and methods previously described.

Drill core from the Phase 1 drill program was sampled in continuous 2m intervals. All drill core was halved using a diamond disk saw, with one half being sent for assay and the other being retained in a core library.

Recovery Factors

No factors were identified that materially impact the accuracy or reliability of the sample results. Surface rock chip samples were collected manually and recovery was 100%.

Sample Quality and Representativity

In the opinion of Mr. Gray, samples collected are of high quality and representative of the mineralized areas being evaluated.

Surface sample locations were selected to be representative of the geologic feature being investigated. Representative sample was collected by chipping and collecting rock along a line perpendicular to the orientation of the structure or feature being sampled. Industry standard methods and best professional judgment were used in collection of the rock chip samples, however, by nature, manually collected rock chip samples are of lesser quality than mechanically collected continuous samples (i.e., cored or cut samples). The surface rock chip samples are of sufficient quality and confidence to be used for preliminary assessments of the project’s mineral potential but were not designed to provide detailed or reliable information of true mineralized dimensions and grades.

Drill core recovery exceeded 95% and samples collected are representative of the features being drill tested. Control samples, comprised of blanks, standards, and duplicates, were included in the sample stream as part of a quality assurance/quality control protocol. Mr. Gray reviewed the control sample data and concluded the drillhole data is reliable and meets industry standards for data quality.

SAMPLE PREPARATION, ANALYSES, AND SECURITY

It is Mr. Gray’s opinion that sample preparation, security, and analytical procedures used were adequate to insure the integrity and reliability of the sample data base.

Personnel

Surface and underground rock chip samples collected in 2009 were collected exclusively by Mr. Gray. Employees, officers, directors, or associates of the Corporation were not involved in sample collection or preparation. Samples collected in 2010 were collected by geologists contracted by Rio Condor working under the supervision of a senior geologist from Resource Geosciences de Mexico.

Bridgeport Resources Sampling Program

Geologic descriptions of the sample, including nature of the sample, length of sample, lithology, alteration, and mineralization, were captured in geologic field books. Samples were sealed in plastic sample bags with zip closures or ties. Samples were stored in Gray’s locked vehicles or in a rented house in Copiapo until such time that they were delivered directly to a commercial cargo carrier for shipment to the ALS Chemex laboratory in La Serena, Chile.

Analytical work was performed by ALS Chemex, an ISO 9001:2000 certified international provider of analytical services to mining and exploration companies. Sample preparation and analyses was conducted at the ALS Chemex facility in La Serena (Coquimbo), Chile.

ALS Chemex reports the following preparation method: Each sample was dried and the entire sample was crushed to better than 70% passing a 2 millimetre (Tyler 10 mesh) screen. Using a riffle splitter, a split of up to 250 grams was taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen. Au content was first analyzed utilizing standard fire assay fusion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (“ICPAES”) (ALS Chemex procedure Au ICP21), with a detection limit of 0.001 ppm and upper limit of 10 ppm. All other elements listed below were analyzed utilizing four acid digestion (HFHNO3-HClO4 acid digestion and HCl leach) and ICPAES methods (ALS Chemex procedure ME-ICP61).

DATA VERIFICATION
Prior Exploration Campaigns

No data is available from exploration programs conducted prior to Bridgeport’s involvement with the project, except for a photocopy of a report attributed to Pucobre summarizing drilling at the SOESMI claims. The Pucobre drill collar monuments were located and confirmed in the field, but the drillcore was not available for review or re-assay thus assay data for the drillholes was not confirmed and the results reported by the SOESMI claimant should be regarded as historical in nature, are not CSA NI 43-101 compliant, and should not be used for economic assessments of the project. The Corporation has not yet commenced an exploration program at the project beyond the work completed as part of the Rosario Technical Report, thus there is no prior data to be verified.

Production Data

SLM Rosario Una de la Sierra San Marcos, operating as Minera y Transportes Barahona, provided copies of ENAMI ore purchase receipts documenting production and grade of material shipped from the Rosario mine to the ENAMI mill in Copiapó. Mr. Gray reviewed the ENAMI sales receipts which confirmed that Minera y Transportes Barahona’s verbal representations of production sulfide ores at grades of ~2% Cu and >0.5 gpt Au were accurate. The receipts indicate that in the 31 month period from December 2006 to June 2009, Minera y Transportes Barahona produced: - 59,328 tonnes of oxide ores with average grade of 1.52% Cu, -15,110 tonnes of sulfide ores with average grade of 2.05% Cu, 3.3 gpt Ag, and 0.79 gpt Au. The average production rate of both oxide and sulfide ores, over the 31 month period was 2,401 tonnes per month, and the first semester 2009 production rate of sulfide ores was 1,920 tonnes per month. Mr. Gray was present to observe the daily production from the Rosario decline during the period spent on site in October 2009 and a random grab of ore being shipped to ENAMI on October 5, 2009 was collected for assay, sample ROS-006. This sampled assayed 3.39% Cu and 0.78 gpt Au, consistent with the representations made by Minera y Transportes Barahona. Mr. Gray collected 15 samples from the Rosario mine workings, both underground and surface cuts. Samples collected from ore zones currently being mined or previously mined yielded Cu contents of 0.67 to 4.36% Cu with Au contents ranging from 0.30 to 1.01 gpt Au, consistent with the grades indicated on the ENAMI sales receipts.

Under terms of the purchase option contract granting Rio Condor rights to acquire 100% interest in the Rosario mining concessions, until the purchase option is fully exercised, the vendor, SLM Rosario Una de la Sierra San Marcos, has the right to mine up to 6,000 tonnes per month of ores from the Rosario concessions. SLM Rosario Una de la Sierra San Marcos, operating as Minera y Transportes Barahona, is currently mining up to 2,000 tonnes per month of copper oxide ores from the property. There is no relationship between the Corporation and SLM Rosario Una de la Sierra San Marcos or between the Corporation and Minera y Transportes Barahona. At the maximum contractually allowable production rate of 6,000 tonnes per month, mining by SLM Rosario Una de la Sierra San Marcos, prior to the Corporation’s exercise of its purchase option, could deplete mineral resources at the Rosario concession by as much as 288,000 tonnes, consequently diminishing the economic value of the concession. The Corporation’s objective is to discover and develop mineral resources orders of magnitude greater than 288,000 tonnes, thus in consideration of the size of the mineral deposit being sought by the Corporation, this depletion and diminishment of economic value is not considered significant.

SLM Eliana I Una de la Sierra San Marcos is permitted to continue exploitation activities up to 4,000 tonnes per month from the Eliana I 1 to 20 concessions. SLM Eliana I Una de la Sierra San Marcos is not currently producing any ores. There is no relationship between the Corporation and SLM Eliana I Una de la Sierra San Marcos. At the maximum contractually allowable production rate of 6,000 tonnes per month, mining by SLM Eliana I Una de la Sierra San Marcos, prior to the Corporation’s exercise of its purchase option, could deplete mineral resources at the Eliana I 1 to 20 concessions by as much as 192,000 tonnes, consequently diminishing the economic value of the concession. The Corporation’s objective is to discover and develop mineral resources orders of magnitude greater than 192,000 tonnes, thus in consideration of the size of the mineral deposit being sought by the Corporation, this depletion and diminishment of economic value is not considered significant.

METALLURGICAL TESTING

No metallurgical studies have been conducted by the Corporation. The current operators of the mines in the district sell their production directly to ENAMI where sulfide ores are processed via conventional milling and floatation methods. Oxide ores are processed via solvent extraction and electro-winning “SX-EW” methods. Recoveries obtained by ENAMI are unknown to Mr. Gray.

MINERAL RESOURCE ESTIMATE

Data is insufficient to permit estimation of a mineral resource. None of the operating mines in the district, including the Rosario mine, have mining reserves or mineral resources. These mines operate by direct mining of mineralized material exposed at surface.

INTERPRETATION AND CONCLUSIONS

The Rosario prospect is part of a significant Cu-Au mineralized system that merits drill testing. The system as currently exposed within the Rosario project is at least 1.4 square kilometres in extent, as defined by distribution of Cu showings and hydrothermal alteration. The most intense hydrothermal alteration and the most significant mineralized zones thus far discovered in the district lie within the Rosario concessions. Cu mineralization in the district is present as mantos, mineralized intrusions, mineralized breccias, and as mineralized high angle structures. Cu is present as mantos in the sense that the Cu distribution follows the primary volcanic stratification. The thickest manto zones currently known are only 12-15 metres thick but manto type mineralization appears to be present over at least a 115 metre, and perhaps as much as a 300 metre, stratigraphic thickness of the volcanic sequence, thus lending credence to a hypothesis that stacked mantos may be discovered.

Separate from the mantos, Cu mineralization is hosted by a dioritic intrusion, and intrusive and/or hydrothermal breccias. The Rosario mine decline into the 2% Cu sulfide zone is developed in such a zone. The morphology and dimensions of the Cu mineralization exposed in the decline are irregular and not understood, but even if the mineralized zone at the Rosario decline is small, its presence lends support for a significant target at the project comprised of a concealed mineralized intrusive and related breccias.

Cu mineralization also occurs as structurally controlled, high angle, tabular or vein-like zones. The structurally controlled mineralized zones currently exposed do not have dimensions of economic significance, however mineralized structural zones are probably related to the manto mineralization and they may control distribution of the latter. Structural intersections and intersections of mineralized faults and favorable volcanic strata may be important exploration targets at the project.

Many, but not all, oxide Cu occurrences (i.e., oxide, carbonate, sulfate, silicate and halide) in the district are developed from in-situ oxidation of chalcopyrite, thus many of the small prospects and mines on Cu oxide showings are indicating the shallowly concealed presence of primary Cu mineralization. Sulfide mineralization is encountered at shallow depths (less than 20 metres from the surface), thus the project is not prospective to host significant tonnages in an oxide Cu deposit. The system is pyrite poor, which means the project is not prospective for an enriched chalcocite zone. For the aforementioned reasons, the project is not prospective for a leachable (SX-EW) target. Primary mineralization is comprised of altered andesitic volcanic rocks, dioritic intrusive rocks, and related intrusive and hydrothermal breccias that host disseminated chalcopyrite, bornite, and subordinate pyrite. Hydrothermal alteration minerals associated with Cu mineralization include albite, tourmaline, actinolite/tremolite, sphene, sericite and/or clay minerals. In contrast to many hydrothermal deposits, quartz veining at any scale is not present at Rosario. The distribution of primary sulfide minerals is truly disseminated, lacking any visible microfracture or veinlet control. The system shares some common traits with IOCG deposits including Na-metasomatism, alteration mineral associations, and ore mineralogy dominated by chalcopyrite. The deposit is located within a productive IOCG mineral belt, however hypogene Fe oxides (specularite and/or magnetite), which are an essential component of IOCG deposits, were not observed to be present. The Rosario system also has traits in common with Chilean manto type deposits including andesitic host rocks, stratigraphic control to metal distribution, association with dioritic intrusions and hydrothermal breccias, and albitic alteration, however the Rosario system’s elevated Au content contrasts sharply with typical Chilean manto deposits that are Au deficient, Cu-Ag systems. The system is classified by Mr. Gray as intrusive related. The system as currently exposed, lacks phyllic (quartz-sericite-pyrite) alteration zones and stockwork veinlets, which are characteristic of porphyry systems, but potassic alteration zones are coincident to some mineralized zones, suggestive of a possible link to a porphyry system.

The concessions have not been evaluated in their entirety, and known zones of hydrothermal alteration have thus far not been mapped or sampled, thus the project remains highly prospective for discovery of additional exploration targets. Continued mapping and geochemical sampling of the concessions is required to define the number and quality of the new exploration targets contained therein.

RECOMMENDATIONS
Target Concepts

Exploration results for the Rosario project clearly demonstrate that it is prospective for bulk mineable Cu-Au deposits. Numerous mineralized occurrences have been identified, but existing data is insufficient to determine the extent and metal content of these zones. Existing data validates at least two important target concepts for the project: (i) stacked mantos, and (ii) mineralized intrusive and related breccias.

Andesite hosted Cu mineralization that appears to be stratiform is exposed in the manto pit at the Rosario concession. Similar Cu mineralization is seen in small prospects and volcanic rocks in the hangingwall of the main mineralized zone at the manto pit. The exposed thickness of the mineralized manto at the manto pit is as much as 12 metres, but evidence suggests that a much thicker zone of andesite strata may be a favorable host of manto Cu mineralization. The morphology of the hangingwall Cu occurrences above the manto pit is unclear, but no structural control to these occurrences was observed and they are interpreted to be stratiform conformable zones, similar to that seen in the manto pit. If this is true and if the mineralized zone at the manto pit is projected along the dip of the strata to a point beneath the hangingwall occurrences, then a simple stratigraphic reconstruction, assuming no structural offsets between the manto pit and the hangingwall occurrences, indicates that Cu mineralization occurs within a 115 metre stratigraphic thickness of the andesite sequence. If Cu occurrences exposed in workings further south of the manto pits are likewise related to stratigraphically conformable zones, and structural offset is not present, then Cu mineralized mantos are demonstrated to be present within a 300 metre stratigraphic thickness of the andesites, and a stacked manto concept is valid. The stacked manto target comprises gently dipping tabular mineralized mantos that overlay one another, separated by variable thicknesses of unmineralized or weakly mineralized rock.

The Rosario mine produces sulfide ores containing 2% Cu and 0.78 gpt Au. Production is from mineralized zones developed in a diorite intrusion and related breccias, hosted within a large zone of pervasive hydrothermal alteration that is manifested by broad zones of bleaching and sericite-clay alteration. Restrictive zones of albite and tourmaline alteration appear to be closely spatially related to mineralized zones. The intensity of the alteration and the alteration mineral assemblage, particularly tourmaline, are permissive of a genetic relationship to a magmatic system. Similarly the angular breccias, both intrusive and explosive hydrothermal in origin, suggest proximity to a dynamic intrusive center. The morphology of the intrusion- and breccias-hosted mineralized zones currently being mined is unknown, but their presence lends support for a significant target at the project comprised of a concealed mineralized intrusive and related breccias. The entirety of the broad pervasive alteration zone and the diorite intrusion(s) and immediate z are prospective for hosting Cu mineralization. A similarly prospective intrusion that hosts Cu occurrences crops out to the southwest of the Rosario decline. Drilling is required to define the limits of the currently exploited mineralized zone and to test for the presence of others within the alteration halo. Reconnaissance mapping has demonstrated that the color anomaly visible on satellite imagery is related to hydrothermal alteration, and exploration that post dates the date of acquisition of the satellite imagery proves that some of this hydrothermal alteration is directly associated with primary Cu sulfide mineralization. The empirical evidence is clear that the alteration zones exposed throughout the district are prospective for discovery of additional Cu sulfide mineralized zones. The manto pit at the Rosario concession is developed at the edge of an Fe-oxide color anomaly related to oxidation of sulfide bearing volcanic rocks.

Exploration Program and Budget

A 3,000 metre exploration diamond drilling program is recommended as an initial evaluation of the target concepts thus far developed, and if results are positive, an additional 6,000 metres of resource definition drilling is recommended to establish the morphology and metal contents of the mineralized zones discovered. Phase 1 drillholes are summarized in Figure 8 and Table 1. Initial emphasis should be placed on drill testing the mineralized intrusion and breccias at the Rosario mine, exploring for stacked mantos in the manto pit area, and testing of the mineralized plagioclase porphyry at the Tamara prospect. Because the favorable andesite sequence may be as much as 300 metres thick, drillholes of at least this length will be required in some areas. Location of Phase 2 drillholes is dependent upon results obtained in Phase 1. A two stage, US$2.3 million budget for the recommended work, including 9,000 metres of diamond core drilling, is presented. The first stage comprises 3,000 metres of diamond core drilling with a total budget of US$776,000. The second stage is contingent upon positive results from the first and includes 6,000 metres of diamond core drilling at a total cost of US$1.6M. The proposed exploration budget is summarized in Table 3.

Figure 8. Phase 1 exploration drillholes, Rosario Project.

Table 3. Recommended Two-phase exploration budget.

Phase 1 Budget - Rosario Project, Region III, Chile

PHASE 1 DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	3	months	7,500	22,500
Roads and Drill Pads	1		40,000	40,000
Drilling - Diamond Core	3000	meters	150	450,000
Assays	3300	samples	25	82,500
Senior Geologist	36	days	800	28,800
Project Geologists	72	man-days	350	25,200
Technicians/Samplers	144	man-days	100	14,400
Vehicles and Fuel	72	vehicle-days	110	7,920
Permits	1	permit	15,000	15,000
Field Supplies	1		20,000	20,000
Travel Costs	1		20,000	20,000
Environmental Costs/Reclamation	1		50,000	50,000
			Total	$776,320

		Grand Total Phase 1		$776,320	USD

Phase 2 Budget -Conditional upon positive results from Phase 1 Program

PHASE 2 RESOURCE MODELING AND INFILL DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	6	months	7,500	45,000
Roads and Drill Pads	1		75,000	75,000
Resource Modeling	1		75,000	75,000
Drilling - Diamond Drill Core	6000	meters	150	900,000
Assays	6600	samples	20	132,000
Senior Geologist	126	days	800	100,800
Project Geologists	252	man-days	350	88,200
Technicians/Samplers	252	man-days	100	25,200
Vehicles and Fuel	126	vehicle-days	110	13,860
Permits	1	permit	25,000	25,000
Field Supplies	1		10,000	10,000
Travel Costs	1		30,000	30,000
Reclamation	1		50,000	50,000
			Total	$1,570,060

		Grand Total Phase 2		$1,570,060	USD

	Grand Total, Phase 1 and Phase 2			$2,346,380	USD

The Corporation intends to follow the above recommended program. In April 2010, the Corporation commenced the exploration drill program at the project. As of September 30, 2010, approximately 90% of the 3,000 meter planned drill program was completed.

Summary of Report on the Nevada Portfolio

Set forth below is a description of the Nevada Portfolio properties which has been derived from the Nevada Report, which is included herein with the consent of Matthew Gray, Ph.D., C.P.G on behalf of Resource Geosciences de Mexico SA de CV (“RGM”). Mr. Gray is a qualified person who is independent of the Corporation within the meaning of NI 43-101. The full text of the Nevada Report is available on SEDAR at www.sedar.com.

PRIORITY NEVADA PORTFOLIO PROPERTIES

Set forth below is a description of the Blackrock, Argentite, Bellview and Horsethief properties which comprise, in part, the Acquired Nevada Properties, which summary has been derived from the Nevada Report.

Claims and Title

The map below shows the location of the Blackrock, Argentite, Bellview and Horsethief properties which comprise, in part, the Nevada Portfolio properties.

NEVADA
Winnemucca
Wells
Elko
Carlin
Gerlach
Lovelock
Bellview
Reno
Sparks
Fallon
Austin
Eureka
Carson City
Blackrock
Ely
Minden
Hawthorne
Tonopah
Horsethief
Pioche
Argentite
Goldfield
Caliente
Beatty
Las Vegas
Henderson
Searchlight
42°
41°
40°
39°
38°
37°
36°
120°
119°
118°
117°
116°
115°
114°
GRAPHIC SCALE
0
25
50 miles
0
25
50 kilometres
CANADA
USA
MEXICO
LEGEND
Argentite
Location project
Active gold mine
Mine or district with
>1M oz Au production and reserves
> 0.1M oz Au production and reserves
Beatty
Main city
Main highway
Highway
Train tracks
BRIDGEPORT VENTURES INC
PROJECT LOCATION MAP
Date November 2010
Scale Graphic
Resource Geosciences de México SA de CV

Figure 1. Priority Nevada Portfolio Properties locations map

The Corporation holds the mineral rights for the Blackrock, Argentite, Bellview and Horsethief properties as unpatented mining claims located on the public lands of the United States. A private party acquires such mineral rights by the location of the unpatented mining claims in accordance with the procedures prescribed in federal and state laws. The claim owner must comply with federal laws and regulations and state laws in order to maintain the mining claims in good standing. Under federal law, the claim owner is obligated to pay a federal annual mining claim maintenance fee in the amount of US$140 per mining claim. Additionally, under Nevada law, the claim owner is directed to record annually an affidavit of payment of the federal annual mining claims maintenance fee and notice of intent to hold the mining claim. The claim owner must pay a fee of US$10.50 per mining claim under current Nevada law. In March 2010, the Nevada Legislature enacted Assembly Bill 6 (“AB 6”), codified as NRS 517.187, which provides that the owner of an unpatented mining claim must pay an additional fee for each unpatented mining claim for which the claim owner records a notice of intent to hold the unpatented mining claim. The fee payable for each mining claim is based upon the number of mining claims owned by the claim owner in the State of Nevada on the date of recording of the notice of intent to hold, as follows: (a) 11 or more, but less than 200 mining claims, US$70 per claim; (b) 200 or more, but less than 1,299 mining claims, US$85 per claim; and (c) 1,200 or more mining claims, US$195 per claim. The fee is payable on or before June 1, 2011. AB 6 provides that the law expires in 2011, but certain legislators have stated publicly that the additional mining claim fee may be extended for another year.

Blackrock Property

Property Description and Location

The Blackrock property is located in Lyon County, Nevada, at coordinates 287,888E, 4,342,914N UTM Zone 11 NAD83. The property is 47 kilometers southeast of Reno, Nevada and 27 kilometers east-northeast of the state capital Carson City, Nevada (see Figure 1). The property area is 100.34 hectares (247.93 acres).

Surface Rights

The ownership of surface rights at the Blackrock property is Federal, administered by the U.S. Bureau of Land Management (“BLM”).

Mineralization

Historic artisanal small mines and exploration workings are present within the Blackrock property. Nearly all such workings are developed on zones of outcropping quartz veins or silicified andesite. No metals are currently produced from the property.

Access, Climate, Infrastructure, and Physiography

The Blackrock property is located 27 kilometers east-northeast of the state capital of Carson City (see Figure 1). Access is by unsurfaced road from Dayton, Nevada, and may require use of an all wheel drive vehicle. Paved state Highway 50 passes within 12 kilometers of the Blackrock property on the northwest side. Electric transmission lines follow Highway 50 and are as close as 12 kilometers to the project.

All basic services are available in Carson City. The property is unpopulated and an adequate supply of experienced labor for mining operations can be drawn from the region. The nearest commercial airport is located 27 kilometers west-southwest of the property in Carson City. The Reno, Nevada airport is located 42 kilometers northwest of the property and is served by daily flights from major US cities.

The property is located in the southwest margin of the Great Basin physiographic province, within the Walker Lane geologic province of Nevada, in the Pine Nut mountain range. Topographic relief is moderate and elevations in the property range from 2,000 meter above sea level (“ASL”) to over 2,150 meter ASL. Broad valleys of low relief east of the property are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is arid with total annual precipitation of 15.6 centimetres and seasonal temperatures ranging from an average annual high of 33oC in July and an average annual low temperature of -8 o Celsius in December. Exploration activities may be conducted year round.

Vegetation in the area is sparse, consisting only of small scrub and sage in the valley floors and piñon-juniper forest at the highest elevations.

History

The Blackrock property is located within the intensely explored and productive gold producing terrain of the Great Basin. Historical records of previous exploration efforts at the property are shown in Table 2.

Table 2. Exploration History Blackrock Property.

Company	Year		Type of Work	Comments
Unknown	1800’s	Au	Adits	Two adits along the structure (106m)
			Trenches	Several trenches were completed
Bentinck and Lester	1979	Au	Adits	resampling the adits, old dumps,
Placid Oil Company	1985	Au	Rock Samples	39 rock samples collected
			Soil Samples	30 soil samples collected
			Stream Sediment	2 stream sediment samples
			VLF-EM Survey	Discontinued due to weak signals
Echo Bay Exploration	1986	Au	Rock sampling	No results
Aqua Gold Resources	1988	Au	Trenching	Two trenches dug with a bulldozer;
Almac Mineral Resources Inc.	1989	Au	Further Sampling	No available results
Integrated Resources	1990	Au	Geological Mapping	Grid work
			Rock Sampling
			Soil Sampling
			VLF-EM Survey
			Total Field Magnetics
			Trenching
Baughman	1999	Au	Staked	Staked by Jerry as the ground was open
Romarco Minerals Inc.	1999	Au	Surface sampling	61 rock samples
Meridian Gold Company	1999	Au	Surface Sampling	13 rock samples; all samples > 100 ppb Au
Teck Resources Limited	2000	Au	Geological Mapping
			Rock and soil sampling	260 rock samples collected
			Petrological Study
Franco Nevada Corporation	2001	Au	Surface Samples	17 samples
Pacific Rim Exploration Inc.	2001	Au	Surface Samples	11 rock samples
Western Exploration	2001	Au	Drilling	4 RC dh
Miranda Gold Corp.	2001	Au	Surface Samples	3 samples
New Dimension Resources Ltd.	2008	Au	Drilling	12 holes

Geological Setting

Regional Geology of the Blackrock Property

The Blackrock property lies within the Walker Lane geologic province, which occurs at the western edge of the Great Basin physiographic province and separates the Great Basin from the Sierra Nevada batholith and structural block to the west. The Walker Lane is underlain by Precambrian to Cenozoic metamorphic, intrusive, and sedimentary basement rocks. Volcanism related to eastward subduction of the Pacific plate beneath the North American plate resulted in a southwest migration of Cenozoic magmatism which began at approximately 40 million years (“Ma”) in northeast Nevada and by 34 Ma began to affect the Walker Lane region, resulting in deposition of extensive volumes of calc-alkalic Tertiary volcanic units and emplacement of associated intrusives. Early Oligocene to Early Miocene calc-alkalic volcanism is volumetrically significant in the eastern and central parts of Nevada yet is associated with few epithermal ore deposits, however, where the subduction related volcanism affected the intensely faulted crust in the Walker Lane, mineral deposits related to the igneous activity are common. Active volcanism in the Walker Lane terminated approximately ~3 Ma. In contrast to the predominant west-northwest extension in the western Great Basin and east-west extension in the eastern Great Basin, the Walker Lane is characterized by right lateral displacement along regional scale, northwest striking, strike slip faults. Collectively these faults accommodate 15 to 25% of the current relative motion between the Pacific and North American tectonic plates. Major strike slip faults cut Miocene and younger volcanic rocks indicating that strike slip movement began in the middle and late Cenozoic.

Local Geology

The following discussion of project geology is based upon field examinations by Mr. Gray and a review of historic exploration data contained in the Fronteer project files.

The Blackrock property is within the Como mining district. The Como district has produced gold from epithermal deposits in the form of quartz veins, vein stockworks, and disseminated mineralization, all hosted by andesitic volcanic rocks. The Blackrock property is underlain by Miocene andesitic and dacitic volcanic strata similar to those exposed elsewhere in the Como district.

The andesitic flows and tuffs that underlie the Blackrock property are generally southeast-dipping and are underlain, to the north, by an undetermined thickness of volcanic lahar. The andesite is described as porphyritic with phenocrysts of feldspar, pyroxene, and hornblende and in places with textures of a crystal lithic tuff. Throughout the sequence, the andesite contains 0-5% lapilli size, rounded, dark to light brown basalt cobbles. In the north part of the property, steeply dipping, flow foliated andesites, identical in all other aspects to the other andesites in the area, may be intrusive feeders to the surrounding volcanics. A narrow basaltic dike is located in the extreme southeast corner of the property.

The dominant structural feature at Blackrock is a north-northeast striking, southeast dipping fault or fracture zone that controlled emplacement of the Blackrock vein and localized silicification of the footwall andesite. The quartz vein is discontinuously exposed over a 1,300 meter strike length. The multiphase vein is up to 15 meters wide and exhibits pinch and swell morphology. It is bordered by greater thicknesses of silicified andesite in the footwall. The vein structure exposed at surface is near vertical but drillhole data demonstrates a steep southeast dip for the southernmost 400 meters of the vein. Cross-fractures intersect the vein at angles ranging from 060º-090º and the southern exposure of the Blackrock fault is truncated by an east-west fault and that two east-west structures separate the north, central, and south portions of the vein. These faults parallel the main structural features in the Como area, 4 kilometers to the south. Offset along these faults is minor, with displacement along the cross fault at the north end of the South Zone estimated at approximately 3 meters.

Deposit Types

The exploration target recognized for the Blackrock property is a low sulfidation (referred to by some authors as quartz adularia) epithermal gold deposit, which has productive and economically important analogs in the region. Geologic characteristics observed at Blackrock are consistent with a low sulfidation system.

Economically important low sulfidation epithermal gold systems in the Walker Lane include Aurora, Bullfrog, Comstock, Rawhide, Round Mountain, and Tonopah, Nevada and Bodie, California. The mineralization described for the mines and mining districts in this section is not necessarily indicative of the mineralization at the Blackrock and Argentite properties.

Low sulfidation deposits may be present as veins and/or disseminated deposits and hosted by intrusive, volcanic, and sedimentary rocks. Features common to such deposits include:

  Intermediate to felsic, calc-alkaline volcanic host rocks.
  Association with intrusive centers.
  Alteration mineral assemblages dominated by sericite, quartz, adularia, and chlorite.
  Variable Au:Ag ratios.

  Ore mineralogy characterized by argentite, tetrahedrite, tennantite, native silver, native gold, and base- metal sulfides.
  Vertical geochemical zoning, with well defined upper and lower elevation limits to economic mineralization, over vertical ranges of 200 to 700 meters.
  Open space filling vein textures.
  Quartz and carbonate gangue minerals.
  Ore and gangue mineral textures indicative of low temperature environments.

Mineralization

At Blackrock a gold mineralized multistage quartz vein is exposed in outcrop. A small caved adit in the arroyo at the southern end of the vein outcrop is the only know historic mine working on the property. The vein outcrops have been mapped and sampled by previous operators and the southernmost section of the vein has been partially tested by reverse circulation (“RC”) drilling.

The data generated by previous operators supported the possibility of a bonanza lode target at Blackrock. Surface sampling of the vein by previous operators reportedly confirmed a 1,300 meter strike length over which the vein and/or silicified wall rock discontinuously crops out. Sampling of the vein yielded anomalous to potentially ore grade gold concentrations over significant true widths of as much 6.1 meters @ 6.5 gpt Au. The historic rock chip assay data has not been independently confirmed by Mr. Gray but was obtained by exploration groups and personnel known to Mr. Gray and believed to be credible. Mr. Gray conducted independent sampling of the vein and altered wallrock and confirmed that both the veins and the silicified footwall are gold and silver mineralized. Mr. Gray’s sampling of the vein and wallrock yielded anomalous results with a minimum gold assay of 0.12 ppm Au from silicified andesite and a maximum gold assay of 1.6 ppm Au across a 3 meter width of the vein. Mr. Gray’s sample of vein fragments from the dump at the adit at the south end of the vein yielded 0.35 ppm gold and 228 ppm silver.

The only known drill testing of the project was conducted in 2001 by Western Exploration and in 2008 by New Dimension Resources, a publically traded Canadian exploration company. All drilling was concentrated on the southern end of the exposed vein. The 2008 drilling tested a 400 meter strike length of the Blackrock vein at depths of less than 100 meters. The vein was reported to have been intersected in every drillhole and each drillhole yielded wide, low grade gold intercepts, which were reported to include 38.1 meters @ 0.64 gpt in drillhole BR08-06 and 70.1 meters @ 0.21 gpt Au in drillhole BR08-03. The highest grade intercept was 1.5 meters @ 6.5 gpt Au. New Dimension Resources stated that these drill assay results were consistent with the required disclosure rules outlined in NI 43-101. Mr. Gray has not reviewed the original drill logs nor assay certificates thus cannot comment on the accuracy of the reported drill results. The drill hole assay data was obtained from sources believed to be reliable but cannot be verified and the 2008 drillhole data has not been independently confirmed by Mr. Gray. It is Mr. Gray’s opinion that although the 2008 drilling failed to define an economic resource it yielded results of exploration significance. The reported drill data demonstrated:

1.	Continuity of the mineralized vein along strike and dip.

2.	Increasing vein widths at depth and to the north.

3.	Multiple mineralized zones, interpreted as parallel vein structures.

4.	Possible increase of grade with depth (drillhole BR08-09).

Field inspection of the area by Mr. Gray was completed on 14 and 20 October 2010, and was sufficient to confirm a 1,000 meter strike length of the silicified vein and outcrop, with true widths locally exceeding 15 meters. The vein is a multiphase vein comprised of fine white and tan sugary crystalline silica crosscut by white sugary and chalcedonic quartz veins, often with an angular breccia texture. Mr. Gray sampled vein material and silicified footwall host rock to the vein and confirmed that both the vein and the silicified wallrock locally contain elevated gold contents. Sample descriptions and gold assays are summarized in Table 3 and complete assay data is presented in Appendix B of the Nevada Report. The outcrop, surface rock chip assays, and drillhole data validate a high grade “bonanza vein” target at the Blackrock prospect, exploitable by underground methods, analogous to the productive veins of the Comstock district. Mr. Gray believes that the potential to host a bulk minable near surface deposit is low, but not precluded by the data.

Table 3. Sample descriptions and assay data for Blackrock property rock samples collected by M Gray.

Legend
M Gray rock chip samples
Au_ppb
less than 100 ppb
100 to 300 ppb
300 to 1000 ppb
greater than 1000 ppb
Historic Rock Chip Samples
Au_ppb
less than 100 ppb
100 to 500 ppb
500 to 1000 ppb
greater than 1000 ppb
Vein outcrop and silicified wallrock
Claim boundary
4,343,063
288,167
6283AT
N
W
E
S
0 200 400 600 800 1,000
Feet
0 50 100 150 200 250
Meters
UTM Zone 11, NAD 1983
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Blackrock Project
Lyon County, NV
Vein Map and Gold Assays
Date: 8 Nov 2010

Figure 2. Map of Blackrock vein showing rock chip sample gold assay data.

Data Verification

Prior Exploration Campaigns

An extensive amount of exploration work has been completed on the Blackrock property. Nearly all of this work is historic in nature, and as such the reported results are not NI 43-101 compliant. Digital copies of data files from exploration programs conducted prior to Bridgeport’s involvement with the project were reviewed by Mr. Gray. Data includes geologic maps, drillhole logs, drill sample assays, surface rock chip assays, and geophysical studies. Original documents are not available, nor is drill core or witness samples from RC drilling. Much of the exploration work was completed decades ago, and reclamation of drill sites and the effects of time and weathering have combined to destroy monuments and physical evidence of drillhole and surface sample locations. The only data that could be directly verified by Mr. Gray were geologic outcrop maps, some drillhole locations, and some outcrop rock chip sample assays.

Bridgeport has not yet commenced an exploration program at the Blackrock property beyond the work completed as part of the Nevada Report, thus there is no prior data generated by Bridgeport to be verified.

Production Data

No significant historic production is reported from the Blackrock property.

Adjacent Properties

The Blackrock property is not contiguous with any historic or active mining or exploration property. The nearest mining properties of economic significance are the Como and Comstock districts, located 4 kilometers south and 20 kilometers northwest respectively.

Metallurgical Testing

No metallurgical studies have been conducted by Bridgeport, nor is historical metallurgical data available for the property.

Mineral Resource Estimate

Data is insufficient to permit estimation of a mineral resource at the Blackrock property.

Other Relevant Data and Information

To the best knowledge of Mr. Gray, all relevant data has been presented in the Nevada Report.

Recommendations

Target Concepts

The target at Blackrock is an epithermal Au-Ag mineralized vein system, minable by underground methods. Target analogs are the productive deposits of the Comstock district, located 20 kilometers to the northwest, which produced greater than 8M ounces gold. The Con Virginia deposit in the Comstock district produced 1.1M tonnes of ore with an average grade of 87 gpt Au. The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Blackrock property.

Exploration data generated by previous operators has confirmed the viability of a bonanza lode target at Blackrock. Surface mapping, which was confirmed in the field by Mr. Gray, demonstrates a 1,300 meter strike length of the fault that localizes gold mineralization. Historical sampling of vein outcrops yielded anomalous (>0.1 gpt Au) to potentially ore grade gold concentrations over significant true widths (6.1 meters @ 6.5 gpt Au) and independent sampling by Mr. Gray confirmed that the vein outcrops are significantly gold mineralized. The historic drill testing of the project explored only to shallow depths a 400 meter strike length of the Blackrock vein. The vein was intersected in every drillhole and each yielded wide, low grade gold intercepts. The historic drilling failed to define an economic resource but yielded results of exploration significance. Drill data demonstrates:

1.	Continuity of the mineralized vein along strike and dip.

2.	Increasing vein widths at depth and to the north.

3.	Multiple mineralized zones, interpreted as parallel vein structures.

4.	Possible increase of grade with depth (drillhole BR08-09).

Outcrop and drillhole data validate a high grade “bonanza vein” target at the Blackrock property, exploitable by underground methods, analogous to the productive veins of the Comstock district. Mr. Gray believes that the potential to host a bulk minable near surface deposit is low, but not precluded by the data.

Exploration Program and Budget

Testing of the prospect is straightforward. Geological mapping and surface rock chip sampling has defined the vein trace on surface and existing drillhole data constrains the vein orientation. The project can be advanced to the drill stage rapidly. Mr. Gray recommends that the Blackrock property be evaluated by:

1.	Compilation of exploration data into a Geographical Information System (“GIS”) database.

2.	Confirmatory program of geologic mapping and rock chip sampling.

3.

Drill testing the projection of the vein structure at depths of 150 to 200 meters below surface at spacings of 150 meters along the strike projection of the vein. A total of 4,000 meters of RC drilling is recommended for the first phase drill test.

Completion of the recommended Phase 1 work program is estimated to require 5 months and US$0.7M. A Phase 2 drill and resource modeling program with a budget of US$1.0M would be conditional upon successful results from the Phase 1 program. The timing of proposed expenditures includes approximately US$1.5M in 2011 and US$0.2M in 2012, assuming the completion of Phase 2 is warranted based upon prior results received.

Table 4. Proposed exploration program and budget, Blackrock property.

Phase 1: Drilling program
Phase 2: Resource modeling and infill drilling program
	Total Cost (US$)
Item	Phase 1	Phase 2 (1)
Lodging/Meals/Communications	$24,300	$36,000
Geophysical Surveys (IP/Resistivity)	$-	$-
Roads and Drill Pads	$45,000	$50,000
Resource Modeling	$-	$75,000
Drilling - Reverse Circulation	$328,000	$-
Drilling - Diamond Drill Core	$-	$500,000
Drilling - Core	$-	$-
Assays, drill samples	$80,000	$120,000
Assays, rock and soil	$-	$-

Senior Geologist	$14,625	$29,250
Project Geologists	$63,000	$52,500
Technicians/Samplers	$12,600	$21,000
Vehicles and Fuel	$20,790	$23,100
Permits	$15,000	$15,000
Field Supplies	$40,000	$40,000
Travel Costs	$12,000	$24,000
Environmental Costs/Reclamation	$45,000	$50,000
Total	$700,315	$1,035,850
Total Phase 1 & Phase 2		$1,736,165
(1) Conditional upon positive result from Phase 1 program

Argentite Property

Property Description and Location

The Argentite property is in Esmeralda County, Nevada, at coordinates 426,984E, 4,179,876N UTM Zone 11 NAD83. The property is 261 kilometers southeast of Reno, Nevada and 295 kilometers northwest of Las Vegas, Nevada (see Figure 1). The property areas is 66.89 hectares (165.29 acres).

Figure 3. Claim block boundary, Argentite project showing limit of claims staked by Bridgeport.

Surface Rights

The ownership of surface rights at the Argentite property is Federal, administered by the BLM.

Mineralization

Historic artisanal small mines and exploration workings are present within the Argentite property, developed on zones of outcropping quartz veins. No metals are currently produced from any of the properties.

Access, Climate, Infrastructure, and Physiography

The Argentite property is located 261 kilometers southeast of Reno, Nevada, 295 kilometers northwest of Las Vegas, Nevada, and 63 kilometers southwest of Tonopah, Nevada (see Figure 1). Access is by unsurfaced road from Silver Peak or Dyer, Nevada, and may require use of an all wheel drive vehicle. Paved state Highway 264 passes within 23 kilometers of the property on the west side. Electric transmission lines that service Dyer, Nevada are as close as 24 kilometers to the project.

All basic services are available in Tonopah. The project area is unpopulated. An adequate supply of experienced labor for mining operations can be drawn from the region.

The nearest commercial airport is located 242 kilometers northwest of the project in Carson City. The Reno, Nevada airport is located 261 kilometers northwest of the project and is served by daily flights from major US cities. A general aviation use airstrip in Tonopah is capable of serving small passenger jets.

The property is located in the southwest margin of the Great Basin physiographic province, within the Walker Lane geologic province of Nevada, in the Silver Peak mountain range. Topographic relief is moderate and elevations in the project area range from 2,250 meter ASL to over 2,500 meter ASL. Broad valleys of low relief east of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is arid with total annual precipitation of 11.0 centimetres and seasonal temperatures ranging from an average annual high of 36oC in July and an average annual low temperature of -8o C in December. Exploration activities may be conducted year round.

Vegetation in the area consists predominantly of piñon-juniper forest and lesser open areas covered by small scrub and sage.

History

The Argentite property is located within the intensely explored and productive gold producing terrain of the Great Basin and has been previously explored. Historical records of previous exploration efforts at the Argentite property are shown in Table 5.

Table 5. Exploration History, Argentite Property.

Company	Year	Com.	Type of Work	Comments
Unknown	1920’s	Au	Prospecting	Identified mineralization
		Au	Pits, Shafts, Drifts	Several small prospect pits; two 30-foot shafts; Drift on small low grade showing
	WWII	Mn	Prospecting
Mineral’s Exploration Company & Hecla Mining	1960’s	Ag		Briefly investigated the area
Sunshine Mining Company	1970’s	Unknown	Geochemical Surveys	No data
US Government	1980’s	--	Geological Mapping	Government Geology Map (1:63,360)
Amoco Minerals Comp.	1979	Ag, Zn	Rotary Drilling	14 RC dh (5,655ft); Ag and Zn intersection
Hunt, Ware, and Proffett (Freeport Exploration)	1981	Ag, Au	Geochemistry
			RC Drilling	10 RC dh (1,855ft)
Camnor	1997	Au	Drilling	12 RC dh
			Surface Mapping
Cordex	2004	Au	RC Drilling	4 RC dh (1,324 m)

Geological Setting

Regional Geology of the Argentite Property

The Argentite property lies within the Walker Lane geologic province, which occurs at the western edge of the Great Basin physiographic province and separates the Great Basin from the Sierra Nevada batholith and structural block to the west. See “Blackrock Property – Geological Setting – Regional Geology of the Blackrock Property”.

Local Geology

The following discussion of project geology is based upon field examinations by Mr. Gray and a review of historic exploration data contained in the Fronteer project files.

The Argentite property lies in the Silver Peak Mountains within the Silver Peak mining district. The property is underlain by a Tertiary volcanic and sedimentary sequence which has been described as comprising a lowermost Tertiary ash-flow tuff dated at 21.5 Ma (early Miocene) which is overlain by andesitic to dacitic volcanic breccias with interlayered flows and lenses of tuffaceous sandstone. Tuffaceous shale and sandstone strata overlie the volcanic breccia unit and may represent lacustrine sedimentation in late Miocene to early Pliocene lakes or basins. Rhyolitic air-fall tuffs, flows, domes, breccias and intrusive masses rest on, or intrude, the lacustrine sediments and older rocks. The rhyolite unit has been dated at 6.0 Ma and is overlain by porphyritic latite or trachyandesite, at least 500 ft thick. This rock is characterized by abundant large plagioclase and sanidine phenocrysts and abundant biotite. Sandstone, conglomerate and tuff are interlayered with the latite flows. The unit has been dated at 5.9 Ma. The distribution, thickness, and lithology of the rhyolitic air-fall tuffs, flows, domes, breccias, intrusive masses, and of the porphyritic latite suggest the central part of the Silver Peak Mountains may have been a caldera-like structure. The flows, agglomerates, and sediments on the property form a gentle south-dipping sequence away from a proposed caldera rim a mile or so to the north, and the major structures on the property are north to northeast-trending normal faults with 300 to 500 feet of right lateral offset. The coarse grained porphyritic latite unit is exposed at the base of Argentite Canyon whereas the volcaniclastic sedimentary strata and interbedded silica sinters crop out at the higher elevations on the east side of the canyon. They appear to depositionally overlie the porphyritic latite.

Deposit Types

The exploration targets recognized for the Argentite property include epithermal gold deposits of either high sulfidation (referred to by some authors as acid sulfate or quartz alunite) or low sulfidation (referred to by some authors as quartz adularia) type, both of which have productive and economically important analogs in the region. The Argentite prospect may be prospective for either a low or a high sulfidation deposit.

Economically important low sulfidation epithermal gold systems in the Walker Lane include Aurora, Bullfrog, Comstock, Rawhide, Round Mountain, and Tonopah, Nevada and Bodie, California. The mineralization described for the mines and mining districts in this section is not necessarily indicative of the mineralization at the Blackrock and Argentite properties.

Low sulfidation deposits may be present as veins and/or disseminated deposits and hosted by intrusive, volcanic, and sedimentary rocks. Features common to such deposits include:

  Intermediate to felsic, calc-alkaline volcanic host rocks.
  Association with intrusive centers.
  Alteration mineral assemblages dominated by sericite, quartz, adularia, and chlorite.
  Variable Au:Ag ratios.
  Ore mineralogy characterized by argentite, tetrahedrite, tennantite, native silver, native gold, and base- metal sulfides.
  Vertical geochemical zoning, with well defined upper and lower elevation limits to economic mineralization, over vertical ranges of 200 to 700 meters.
  Open space filling vein textures.
  Quartz and carbonate gangue minerals.
  Ore and gangue mineral textures indicative of low temperature environments.

Economically important high sulfidation systems were formed in the Walker Lane at Borealis, Goldfields, and Paradise Peak, Nevada. The mineralization described for the mines and mining districts in this section is not necessarily indicative of the mineralization at the Argentite property.

High sulfidation gold-silver deposits may be present as veins and/or disseminated deposits. Some of the most intensely studied and described high sulfidation deposits (“HS deposit”) include Summitville, Colorado; Goldfield, Nevada; Lepanto, Philippines; and Julcani, Peru. Based upon these studies and others, excellent compilations of general characteristics and genetic and empirical models have been presented. General characteristics of high sulfidation deposits include:

  Located within plutonic-volcanic arcs.
  Associated with intermediate calc-alkaline rocks, often in dome complexes.
  Alteration mineral assemblages indicative of high temperature acidic hydrothermal fluids, including an advanced argillic assemblage characterized by one or more of pyrophyllite, alunite, dickite, kaolinite, and diaspore.
  Silicification and acid leaching of principal hydrothermal fluid conduits (forming the clichéd “vuggy silica” alteration).
  Presence of minerals indicative of high sulfidation states, principally the sulfosalt enargite or its low temperature polymorph luzonite.
  Economically important quantities of Au and/or Ag and/or Cu.
  Alteration zoning typified by a central zone of silica alteration flanked by a zone of advanced argillic alteration, which in turn is surrounded by illite dominated argillic alteration.

Genetic models proposed for high sulfidation systems call upon shallow emplacement of an oxidized calc-alkaline magma. As the magma crystallizes, a metal- and volatile-rich fluid phase exsolves, and at relatively low confining pressures will separate into a low salinity vapor and a hypersaline liquid. The vapor phase ascends and when absorbed into connate or meteoric waters, forms a high temperature, sulfate-rich, acidic hydrothermal fluid. As this hydrothermal fluid ascends and cools, acidity progressively increases, resulting in a vertical zonation where advanced argillic assemblages overly illite-dominated argillic assemblages. Neutralization and cooling of the fluid during lateral fluid flow repeats this zoning pattern, with proximal silicified and leached zones flanked first by advanced argillic alteration, and then by more distal illite dominated alteration. As the hydrothermal system evolves, younger, more reduced hydrothermal fluids, probably generated by interactions between ascending hypersaline magmatic fluid and meteoric water dominated convection cells, then transport and deposit metals (Au-Ag-Cu) along the same conduits utilized previously. Metals may be sourced directly from the magmatic fluids or leached from country rocks.

Mineralization

A gold mineralized high angle silicified structural zone is exposed in Argentite Canyon and has been the focus of historic artisanal scale mining. The mineralized zone is characterized by pervasive silicification and quartz veining and in places comprises a quartz cemented silicified breccia. An adit with no more than 50 meters of combined drifting and a few small prospect pits are the only known historic mines or exploration workings at the project. Brecciation and silicification of the structural zones is intense and iron oxide staining varies from nil to intense. Alteration and mineralization are confined to structurally broken zones. The host rock latites are not visibly altered or mineralized peripheral to the structural zones.

Work by previous project operators Camnor Resources Ltd. (“Camnor”), Cordex Exploration Co. (“Cordex”), and Fronteer partially tested the epithermal gold system exposed in Argentite Canyon and identified hot spring sinter deposits that crop out at elevations 140 meters above the canyon floor. Rock chip samples of the silicified zone exposed in the adit were reported by Camnor to yield as much as a 17 meter width assaying greater than 3.7 gpt Au. Samples collected from silicified and brecciated outcrops in Argentite Canyon were reported to yield as much as 3.3 gpt Au. The sinters were reported to contain geochemically anomalous concentrations of Au, As, Sb, and Hg. The historic rock chip assay data has not been independently confirmed by Mr. Gray but was obtained by exploration groups and personnel known to Mr. Gray and believed to be credible. Mr. Gray conducted independent sampling of the silicified zones exposed in Argentite Canyon and of the sinters cropping out above the canyon on the east side. The results verify that the silicified structural zones contain significant gold concentrations and that the sinters are geochemically anomalous. Mr. Gray’s samples across the silicified breccias zones exposed in Argentite Canyon yielded as much as 1.9 gpt Au over a width of 1.5 meters. Mr. Gray’s sample of quartz vein material from the dump at the adit yielded 17.6 gpt Au and his samples of the sinter returned assays of 0.03 gpt Au and as much as 286 ppm Sb. In cases where samples were collected at a sample site marked from prior sampling by Fronteer, gold assays matched those reported by Fronteer.

Cordex is known to have drilled exploration boreholes in Argentite Canyon but Mr. Gray does not have access to the drill data. Drilling by Camnor in 1997 was reported to have returned significant widths of gold mineralized quartz veined zones hosted in Tertiary volcanic strata, with intercepts of as much as 45.7 meters @ 1.2 gpt Au reported in public press releases. Mr. Gray has not reviewed the original drill logs nor assay certificates thus cannot comment on the accuracy of the reported drill results. The drill hole assay data was obtained from sources believed to be reliable but cannot be verified and the Camnor drillhole data has not been independently confirmed by Mr. Gray. Both Camnor and Cordex interpreted east-striking structures as controls of the gold mineralization exposed in Argentite Canyon.

Table 6. Sample descriptions and assay data for Argentite property rock samples collected by Gray.

During the field review mineralized zones exposed in Argentite Canyon and hydrothermal silica sinter outcrops on the east side of the canyon were visited. High angle silicified and quartz veined zones were observed in the canyon bottom, and low temperature chalcedonic silica replacement deposits and sinters were seen 140 meters above the canyon floor on the east side. The sinters comprise bedded laminated sinter, low temperature chalcedonic silica replacement of sediments possibly deposited contemporaneously with the sinters, and sinter cemented sinter breccias. Accumulated thicknesses of as much as 15 meters of sinter and related high level silicified sediments were observed at elevations of 7,880 feet. Geologic mapping by Cordex indicates that the sinters extend for at least 2,500 feet along a northwest trend.

Data Verification

Prior Exploration Campaigns

An extensive amount of exploration work has been completed on the Argentite property. Nearly all of this work is historic in nature, and as such the reported results are not NI 43-101 compliant. Digital copies of data files from exploration programs conducted prior to Bridgeport’s involvement with the project were reviewed by Mr. Gray. Data includes geologic maps, drillhole logs, drill sample assays, surface rock chip assays, and geophysical studies. Original documents are not available, nor is drill core or witness samples from RC drilling. Much of the exploration work was completed decades ago, and reclamation of drill sites and the effects of time and weathering have combined to destroy monuments and physical evidence of drillhole and surface sample locations. The only data that could be directly verified by Mr. Gray were geologic outcrop maps, some drillhole locations, and some outcrop rock chip sample assays.

Bridgeport has not yet commenced an exploration program at the Argentite property beyond the work completed as part of the Nevada Report, thus there is no prior data generated by Bridgeport to be verified.

Production Data

No significant historic production is reported from the Argentite property.

Adjacent Properties

The Argentite property is not contiguous with any historic or active mining or exploration property. The nearest active mining property is the Mineral Ridge gold mine, located 13 kilometers to the east.

Metallurgical Testing

No metallurgical studies have been conducted by Bridgeport, nor is historical metallurgical data available for the property.

Mineral Resource Estimate

Data is insufficient to permit estimation of a mineral resource at the Argentite property.

Other Relevant Data and Information

To the best knowledge of Mr. Gray, all relevant data has been presented in the Nevada Report.

Recommendations

Target Concepts

The target concept at Argentite is an epithermal low sulfidation gold system, in a high level and/or hot spring environment, prospective for both bulk minable near surface deposits and high grade, structurally controlled deposits minable by underground methods. Target analogs include the Mineral Ridge mine located approximately 13 kilometers east of Argentite. The host rocks at Mineral Ridge are metasediments rather than volcanics, but the mine is developed on a structurally controlled epithermal gold deposit which is reported to have produced 575,000 ounces gold from open pit and underground operations and hosts a Measured Mineral Resource and Indicated Mineral Resource of 221,000 ounces and an inferred resource of 136,000 ounces. Another possible exploration analog for the Argentite prospect is the McLaughlin deposit in Napa County, California, which comprises gold bearing epithermal sheeted veins underlying subaerial sinter. McLaughlin hosted a total gold resource (production and reserves) greater than 3.5M ounces gold. The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Argentite property.

Work by previous project operators has partially tested the epithermal gold system exposed in Argentite Canyon and identified geochemically anomalous (Au, As, Sb, Hg) hot spring sinter deposits that crop out at elevations 140 meters above the canyon floor. Historic drilling returned significant widths of gold mineralized quartz veined zones with intercepts of as much as 46 meters @ 1.2 gpt Au reported. East-striking structures were interpreted as controls of the gold mineralization exposed in Argentite Canyon.

During the field review mineralized zones exposed in Argentite Canyon and hydrothermal silica sinter outcrops on the east side of the canyon were visited. High angle silicified and quartz veined zones were observed in the canyon bottom, and low temperature chalcedonic silica replacement deposits and accumulated thicknesses of as much as 15 meters of sinter and related high level silicified sediments at the highest elevations on the east side of the canyon.

Sampling of the silica sinters by previous operators was reported to yield anomalous gold concentrations of as much as 0.1 ppm Au with elevated Hg concentrations. Independent sampling by Mr. Gray confirmed that the sinters contain geochemically anomalous Au, As, and Sb contents. Mr. Gray considers the low level metal anomaly in sinter to be significant supporting evidence that the sinters were deposited as part of an auriferous hot springs epithermal system. Such systems often do not produce economic gold concentrations in the near surface environment but may host economic gold concentrations at relatively shallow depths.

The data is permissive of a model in which both the gold showings in Argentite Canyon and the sinters to the east are part of the same mineralizing system, and the sinters represent the highest level of the paleo-hydrothermal system, whereas the auriferous stockwork zones represent a deeper portion of the same system. If so, a 140 meter vertical extent of the system is exposed, and potentially economic gold concentrations are present at depths of 140 meters below the paleosurface marked by the sinters, thus the sinters east of Argentite Canyon are guides to potentially economic gold concentrations at relatively shallow depths beneath them.

Exploration Program and Budget

The exploration target concept is straightforward, yet requires further data collection to define drill targets. The concept to be explored is gold mineralized zones underlying silica sinters, with gold mineralization controlled by the structural zones that served as conduits for the sinter forming hydrothermal fluids. Sinter outcrops are discontinuously present over an area of greater than 1 square kilometre. In the opinion of Mr. Gray, developing drill targets within the prospective zone of known sinter outcrops will require:

1.	Compilation of historic exploration data into a GIS database.

2.	Creation of 2D and 3D models of geology, vein structures, and mineralized zones using drillhole information and outcrop maps.

3.	Detailed geologic mapping and rock chip sampling.

4.	Grid soil geochemical surveys to identify hidden structural controls to gold distribution.

5.

Terrestrial induced polarization (“IP”)/resistivity/magnetic surveys to seek evidence of pyritic zones (chargeability highs), silicified zones (resistors) and structures (magnetic gradient discontinuities) within the prospective area.

6.

Drill testing the interpreted structural zones that controlled formation of the sinters at depths of 150 meters below the sinters. A total of 3,000 meters of RC drilling is recommended for the first phase drill test.

Mr. Gray recommends completion of a recommended work program that is estimated to require 8 months and approximately US$0.8M. A Phase 2 drill and resource modeling program with a budget of US$1.0M would be conditional upon successful results from the Phase 1 program. The timing of proposed expenditures includes approximately US$1.4M in 2011 and US$0.4M in 2012, assuming the completion of Phase 2 is warranted based upon prior results received.

Table 7. Proposed exploration program and budget, Argentite property.

Phase 1: Drilling program
Phase 2: Resource modeling and infill drilling program
	Total Cost (US$)
Item	Phase 1	Phase 2 (1)
Lodging/Meals/Communications	$31,500	$42,300
Geophysical Surveys (IP/Resistivity)	$150,000	$-
Roads and Drill Pads	$50,000	$75,000
Resource Modeling	$-	$75,000
Drilling - Reverse Circulation	$246,000	$410,000
Drilling - Diamond Drill Core	$-	$-
Drilling – Core	$-	$-
Assays, drill samples	$60,000	$100,000
Assays, rock and soil	$-	$-
Senior Geologist	$29,250	$29,250
Project Geologists	$73,500	$63,000
Technicians/Samplers	$25,200	$25,200
Vehicles and Fuel	$30,030	$27,720
Permits	$15,000	$25,000
Field Supplies	$40,000	$40,000
Travel Costs	$24,000	$24,000
Environmental Costs/Reclamation	$50,000	$75,000
Total	$824,480	$1,011,470
Total Phase 1 & Phase 2		$1,835,950
(1) Conditional upon positive result from Phase 1 program

Bellview Property

Property Description and Location

The Bellview property is located in White Pine County, Nevada, at coordinates 616,828E, 4,438,341N UTM Zone 11 NAD83. The property is 363 kilometers east-northeast of Reno, Nevada, and 85 kilometers south-southeast of Elko, Nevada (see Figure 1). The property area is approximately 1095 hectares (443 acres).

Surface Rights

The ownership of surface rights at the Bellview property is Federal, administered by the US National Forest Service.

Mineralization

Historic artisanal small mines and exploration workings are present within the Bellview property. Nearly all are developed on zones of outcropping quartz veins or silicified carbonates (jasperoids). No metals are currently produced from the property.

Access, Climate, Infrastructure, and Physiography

The Bellview property is located 363 kilometers east-northeast of Reno, Nevada and 85 kilometers south-southeast of Elko, Nevada (see Figure 1). Access is by highway 228, unsurfaced USFS road 114, and Cherry Springs Road, and may require use of an all wheel drive vehicle. Paved state Highway 264 passes within 23 kilometers of the property on the west side.

All basic services are available in Elko. The project area is unpopulated. An adequate supply of experienced labor for mining operations can be drawn from the region. The nearest commercial airport is located in Elko, with turboprop commuter flight connections to Salt Lake City.

The property is located in the north-central portion of the Great Basin physiographic province, on the west flank of the Ruby Mountains. Topographic relief is moderate and elevations in the project area range from 2,000 meters ASL to 2,350 meters ASL. Broad valleys of low relief and pediments west of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is temperate with total annual precipitation of 33.2 centimetres and seasonal temperatures ranging from an average annual high of 31o C in July and an average annual low temperature of -10o C in January, as measured at meteorological station Ruby Lake Nevada 267123 located at 40° 12' N, 115° 30' W, 1,831 meters ASL. Snowfall in the period December to March may preclude exploration activities.

Vegetation in the area consists predominantly of piñon-juniper forest.

History

The Bellview property reviewed is located within the intensely explored and productive gold producing terrain of the Great Basin and has been previously explored. Historical records of previous exploration efforts at the Bellview property are shown in Table 8.

Table 8. Exploration History Bellview Property.

Company	Year		Type of Work	Comments
Unknown	1951-1954	Pb- Zn	Mining	Small, pits, shafts, and adits; 10% Pb and 1 oz/ton Ag
Kohlmoos and Zilich	1970	Au	Stake Claims	Claim Staking
Arctic Precious Metals Inc.	1979	Au	Optioned
	1980-1985	Au	Soil and Rock Sampling
VLF-EM Survey
	1983		Mapping	Produced a 1:200 scale outcrop map
			Drilling	95 RC Drillholes (15,557ft)
			Resource	500,000 tons @ 0.034 opt Au NOT NI 43-101 COMPLIANT
Silver State Mining Company	1986	Au	Drilling	10 vertical dh (1,105ft)
Pegasus Gold Inc.	1987	Au	Rock Chip	Across jasperoid areas
Teck Resources Limited	1987-1991	Au	Soil Sampling
Rock Chip Sampling
			TFM Survey	TFM Survey;
			Geologic Mapping	1:1000 and 1:200 scale maps
			Drilling	68 RC dh (10,630ft)
			Resource	1.12 m tons @ 0.031 opt Au( 0.96 g/t - 34,720 Au); NOT NI 43-101 COMPLIANT
Western States Minerals Corp.	1991-1999	Au	Geologic Mapping	Mapping at 1:500 scale;
			Rock Chip	With mapping in 1999
Soil Geochemistry
	1991		Drilling	3 RC dh (1,410 ft)
	1993		Drilling	21 RC dh (9,595 ft)
	1995		Drilling	2 RC dh (800 ft)
Homestake Mining Company	1996	Au	Drilling	6 RC dh (2,835 ft)
Lyle Campbell	1980’s	Au	Drilling	20 RC holes Cherry Springs area, results unknown

Geological Setting

Regional Geology of the Bellview Property

The Bellview property lies within the north central Great Basin. The region of the Bellview property is underlain by Archean and Proterozoic crystalline basement which was rifted in Proterozoic time, forming a rifted continental margin west of the project area. Orogenic contractional deformation associated with the Late Paleozoic Sonoma orogeny thrust allochthonous blocks of western deepwater sedimentary strata, the Roberts Mountains and Golconda allochthons, onto the eastern shallow continental shelf facies sedimentary strata. Middle, Late Jurassic, Early Cretaceous, and Late Cretaceous orogenies associated with an east dipping subduction zone resulted in further displacement of the older allochthons and compressional events were followed by intervening periods of relaxation and extension. Extensional deformation has affected the area since the Late Eocene, with extension direction changing from northwest-southeast in the late Eocene to west-southwest-east-northeast in the late Eocene and middle Miocene, then to northwest-southeast in the late Miocene to present. Subduction related calc-alkaline magmatism affected the region in Middle and Late Jurassic, Cretaceous, Late Eocene, and middle Miocene time. Magmatic activity from Late Miocene to the present has been dominated by rift related tholeiitic bimodal magmatism.

Local Geology

The following discussion of project geology is based upon field examinations by Mr. Gray and a review of historic exploration data contained in the Fronteer project files.

The Bellview property is underlain by a series of Lower and Middle Cambrian limestones, shales, and dolostones.

It has been reported that dioritic, fine-grained, equigranular to medium-grained, weakly porphyritic dikes are found throughout the property. The main fault orientations at Bellview have been described as follows:

  North-northeast faults striking NA035 with apparent left lateral offset;
  NA000 to NA015 striking faults with normal offsets;
  NA325 striking faults with dip slip and oblique dextral normal displacement;
  East-west faults and shear zones of unspecified relative displacement.

Linear outcrops patterns of silicified Eldorado Dolomite suggest that north and northeast striking faults have locally controlled jasperoid formation.

The Bellview property has been described as a complex of folded folds, with the elliptical exposure of the Eldorado Dolomite representing the core of a refolded, doubly plunging anticline. Small-scale, broad folds or warps trending west-northwest and northeast throughout the property have been mapped.

It has been reported that the Secret Canyon and overlying units on the east side of the Eldorado exposures strike mostly to the north and dip moderately to the east. Northwest of the resource area, medium to thick-bedded limestones dip from between 37 and 62 degrees west and postulated an anticlinal fold in the center of the property area.

It has been proposed that the structural regime at Bellview represents the sliding of a detached sheet of shale-rich, plastically flowing, Middle Cambrian sediments over a corrugated basement of east-northeast trending rotated horsts and grabens where resistive, brittle fracturing Eldorado Dolomite highs forced upward warping and ramping of the overriding plate, back thrusting, and formation of tear faults along the margins of the Eldorado Dolomite highs.

Deposit Types

The exploration target recognized for the Bellview property is a Carlin-type deposit, here defined as a sedimentary rock hosted, structurally and lithologically controlled gold deposit of moderate to low temperature of formation. Divergent ideas for the formation of Carlin-type deposits have been proposed ranging from a distal magmatic hydrothermal origin; to formation from hydrothermal fluids generated by regional metamorphic processes; to an amagmatic origin related to regional fluid circulation due to crustal extension. Although the genesis of the Carlin deposits is a matter of dispute, the general characteristics of the deposits are not, and are summarized as follows:

  Metals contained in economically significant amounts are gold and silver.
  Other metals and elements present may include arsenic, antimony, barite and mercury.
  Host rocks are generally Paleozoic silty to massive limestones, dolostones, calcareous siltstones, and shales, with lesser amounts of ore hosted by interbedded mafic flows or crosscutting felsic dikes.
  Commonly occur at intersection of major normal faults with favorable stratigraphic units or thrust contacts.
  No clear association with intrusives although intermediate to felsic intrusions are present in many Carlin districts.
  Individual deposits or mineralized systems contain from 0.1M to 30M ounces gold.
  Associated hydrothermal alteration includes bedding controlled carbonate dissolution, structurally and stratigraphically controlled silica replacement (jasperoid formation), recrystallization of limestones and dolostones, and calcite veining peripheral to mineralized areas.
  Temperatures of formation ranging from 160 to 250° C under pressure of 300 to 800 bars.
  Ore and gangue mineral assemblage of quartz, illite, kaolinite, arsenian pyrite, arsenopyrite, stibnite, realgar, orpiment.
  Gold typically present as micron sized inclusions in pyrite.

Mineralization

The Bellview property hosts gold mineralized jasperoids and auriferous argillized, silicified, and quartz veined sedimentary strata. Historic mine and exploration workings are comprised of shallow prospect cuts in areas of boldly outcropping silicified dolostone or jasperoid. No metal production is reported from the property. Initial exploration interest in the property was focused on a gold bearing, jasperoid replaced, carbonate unit, the Cambrian Eldorado Dolomite. Subsequently it was observed that the overlying silty sedimentary strata at the base of the Cambrian Secret Canyon Formation were mineralized and hosted significant gold concentrations. Two areas of outcropping jasperoid are present:

1.

A large continuous area of jasperoid replaced Eldorado Dolomite exposed in the low hills on the west flank of the Ruby Mountains, beginning at Buck Spring and roughly bounded by Walker Canyon to the north and bounded to the south by the southwest-draining unnamed arroyo located immediately south of Water Canyon. The historic resource was discovered in the northern portion of this jasperoid zone in the Secret Canyon shales immediately overlying the jasperoid. The area including the northernmost jasperoid is herein referred to as the “resource zone”.

2.	A 400 x 200 meter area of jasperoid replaced Secret Canyon silty strata located in Cherry Springs Canyon at approximately 7,000 feet elevation, herein referred to as the “Cherry Springs zone”.

Gold concentrations are localized by both structural and stratigraphic features. Linear zones of jasperoid development in the Eldorado Dolomite and overlying strata are interpreted as high angle faults that allowed migration of mineralizing fluids into the strata of the lower Secret Canyon Formation. Within the Secret Canyon formation, hydrothermal fluids selectively mineralized the basal silty and shaly strata. The jasperoid replaced Eldorado Dolomite forms massive hill capping outcrops and linear rib like outcrops. The jasperoid is crosscut by sugary quartz veins. NA010 steeply west dipping veinlet sets were observed. The mineralized Secret Canyon shale is recessively weathering and is poorly exposed as subcrop and float boulders in the resource area, where it is observed as a drusy and chalcedonic quartz cemented clast supported angular breccia with clasts of variably silicified red-brown Fe-oxide stained siltstone. Structural controls to alteration and gold mineralization are observed in Cherry Springs Canyon and on the hills to the north. In Cherry Springs Canyon, NA015 steeply east dipping sheeted quartz veins cut siltstone of the Secret Canyon Formation and north of Cherry Springs Canyon a northeast striking structurally controlled zone of brecciation, quartz veining, and variable pervasive silicification cuts the Dunderberg Shales.

Sampling of the jasperoids and quartz veined and silicified zones by previous operators is reported to have identified geochemically anomalous gold, arsenic, and mercury concentrations, principally within the jasperoid in and near the resource zone, and lesser anomalies were reported from the Cherry Springs area. The historic rock chip assay data has not been independently confirmed by Mr. Gray but was obtained by exploration groups and personnel known to Mr. Gray and believed to be credible. Mr. Gray and RGM senior geologist Roman Solis (“Solis”) conducted independent sampling of the jasperoids and silicified and quartz veined outcrops and confirmed that they are anomalously gold, arsenic, and antimony mineralized. Samples of jasperoid replaced Eldorado Dolomite in the resource area yielded as much as 1.26 gpt Au. Samples of subcrop and float of the mineralized Secret Canyon shale collected in the resource area assayed up to 0.75 ppm Au. Silicified and quartz veined Dunderberg Shale north of Cherry Springs Canyon assayed 0.18 ppm Au and stockwork veined Secret Canyon Shale in Cherry Springs Canyon returned up to 0.15 ppm Au. Where independent samples were collected at sites previously sampled by Fronteer, assays confirmed the previously reported results.

During the last 30 years the property has been explored and drill tested by several operators. Geologic mapping, geochemical sampling, geophysical surveys, and several drilling programs have been completed. It has been reported that a total of 225 exploration drillholes have been completed at the property.

Table 9. Sample descriptions and assay data for Bellview project rock samples collected by M Gray and Solis.

Legend
Property Outline
Outline of historic resource, not CSA NI43-101 compliant
Drill Holes
Company
Arctic Precious Metals
Silver State Mining
Teck Resources
WSMC
Homestake
Skylark Project
Resource area
drilled by Artic Precious Metals,
Silver State Mining, and Teck,
Walker Canyon
Buck Spring
Water Canyon
Waterspout Spring
Rye Grass Spring
HUMBOL
Upper Cherry Spring
Cherry Spring
Area drilled by Lyle Campbell, 1980's
Assay results unknown
4,439,000
4,438,000
4,437,000
4,436,000
4,435,000
616,000
617,000
618,000
619,000

N
W E
S

UTM Zone 11, NAD 1983

Bellview Property Historic Drillhole Locations as compiled by Fronteer Gold

Meters
0 125250 500 750 1,000

Feet
0 5001,000 2,000 3,000

prepared by
Resource Geosciences de Mexico

Bridgeport Ventures Inc.

Bellview Project
White Pine County, NV

Date: 13 Nov 2010

Figure 4. Historic drillhole location map, Bellview property.

Table 10. Historic drill programs, Bellview prospect.

Company	Year	Drillholes	Assays Available	Comment
Lyle Campbell	1980’s	20 drillholes	No	Drilled at what are now Fronteer’s Skylark claims, no data available.
Artic Precious Metals	1980 to 1985	95 rotary and reverse circulation drillholes totaling 4,741m	Yes	Defined geologic resource of ~500,000 tons @ 0.034 opt Au. NOT NI 43-101 COMPLIANT.
Silver State Mining	1986	10 drillholes totaling 336 m	Yes	Infill drilling within resource area.
Teck Resources Limited	1987 to 1991	68 reverse circulation drillholes totaling 3,240m	Yes	Mostly infill drilling within resource area. Calculated resource of 1.12M tons @ 0.031 opt Au (~34,000 ounces). NOT NI 43-101 COMPLIANT.
Western States Minerals	1991 to 1999	26 reverse circulation drillholes totaling 3,598m	Yes
Homestake	1996	6 reverse circulation drillholes totaling 864m	Yes	Tested geophysical and conceptual targets.

The most significant work is that of Teck Resources Limited (“Teck”) in the period from 1987 to 1991, when Teck drilled a gold resource estimated to contain 1,120,000 tons of ore grading 0.031 opt Au, using a 0.015 opt cutoff, for a total of 34,720 contained ounces of gold. Insufficient information is available regarding the procedures used to create the historic resource estimate to determine if it is compliant with the protocols set forth by NI 43-101. The resource estimate has not been independently verified. Mr. Gray has not reviewed the original drill logs, assay certificates, or resource model thus cannot comment on the accuracy of the reported drill results or resource estimate. The data was obtained from sources believed to be reliable but cannot be verified and the historical drillhole data and resource estimate has not been independently confirmed by Mr. Gray thus should not be used in economic assessments of the project’s value.

The mineralization was reported to be contained within the lowermost strata of the Secret Canyon Shale, immediately above the contact with the underlying jasperoid replaced Eldorado Dolomite. Lyle Campbell is reported to have drilled 20 RC drillholes in the Cherry Springs jasperoid area in the 1980’s. All that is known to Mr. Gray about these drillholes is that they were vertical and ranged from 125 to 465 feet in depth, with most less than 300 feet. Assay data is not available for these drillholes.

Data Verification

Prior Exploration Campaigns

An extensive amount of exploration work has been completed on the Bellview property. Nearly all of this work is historic in nature, and as such the reported results are not NI 43-101 compliant. Digital copies of data files from exploration programs conducted prior to Bridgeport’s involvement with the project were reviewed by Mr. Gray. Data includes geologic maps, drillhole logs, drill sample assays, surface rock chip assays, and geophysical studies. Original documents are not available, nor is drill core or witness samples from RC drilling. Much of the exploration work was completed decades ago, and reclamation of drill sites and the effects of time and weathering have combined to destroy monuments and physical evidence of drillhole and surface sample locations. The only data that could be directly verified by Mr. Gray were geologic outcrop maps, some drillhole locations, and some outcrop rock chip sample assays.

Bridgeport has not yet commenced an exploration program at the projects beyond the work completed as part of the Nevada Report, thus there is no prior data generated by Bridgeport to be verified.

Production Data

No significant historic production is reported from the Bellview property.

Adjacent Properties

The Bellview property is not contiguous with any historic or active mining or exploration property. The nearest active mining property is the Bald Mountain gold mine of Barrick Gold, located 13 kilometers to the south-southeast.

Metallurgical Testing

No metallurgical studies have been conducted by Bridgeport, nor is historical metallurgical data available for the Bellview property.

Mineral Resource Estimate

Data is insufficient to permit estimation of a mineral resource at the Bellview property.

The historical resource estimate for the Bellview property is discussed in the History and Mineralization chapters of the Nevada Report. Insufficient information is available regarding the procedures used to create the historic Bellview resource estimate to determine if it is compliant with the protocols set forth by NI 43-101. The resource estimate and has not been independently verified. Mr. Gray has not reviewed the original drill logs, assay certificates, or resource model thus cannot comment on the accuracy of the reported drill results or resource estimate. The data was obtained from sources believed to be reliable but cannot be verified and the historical drillhole data and resource estimate has not been independently confirmed by Mr. Gray thus should not be used in economic assessments of the project’s value.

Other Relevant Data and Information

To the best knowledge of Mr. Gray, all relevant data has been presented in the Nevada Report.

Recommendations

Target Concepts

The target concept for the Bellview property is a Carlin-style disseminated gold deposit or an intrusive related sedimentary rock hosted gold deposit. A possible analog is the Bald Mountain mine, located 13 kilometers south-southeast. The Bald Mountain mine has exploited gold mineralization hosted along the Dunderberg-Hamburg contact and from Geddes/Secret Canyon strata just above the Eldorado Formation. The Bald Mountain mine has reportedly produced over 2M ounces gold and as of 31 December 2009 hosted 4.5M ounces gold in measured and indicated reserves. The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Bellview property.

The Bellview property has been explored and drill tested by several operators. Geologic mapping, geochemical sampling, geophysical surveys, and several drilling programs have been completed. Fronteer has compiled the historic data into an integrated GIS database, conducted additional field studies, and subsequently developed three target zones proposed for drill testing, summarized as:

  The Saddle Target, where brecciated, recrystallized, calcite-veined Hamburg Limestone is thrust over Secret Canyon strata. IP/Resistivity data suggests Eldorado Dolomite lies beneath the ground surface at shallow depths of 100-200 meters. A north-northwest trending topographic lineation passes through the target and leads to the Cherry Spring Au-As anomaly to the south.
  The Cherry Spring Target, located at Cherry Spring in an area of jasperoid development at the contact of a massive, locally oolitic limestone of unknown provenance with overlying Lower Secret Canyon shales and silty limestones. Fronteer’s rock chip samples of the jasperoids returned gold values up to 331 ppb Au, and arsenic values up to 533 ppm As. High angle northeast breccia structures intersect the jasperoid and are interpreted to have controlled gold mineralization. The intersection of these structures with the unexposed Eldorado-Secret Canyon horizon may be an area of significant gold deposition and is a compelling drill target.

The CS Target, where Fronteer’s sampling returned anomalous Au (up to 1.217 ppm) and As (up to 297 ppm) from rock chip samples from silicified limestone beds within the lowermost Dunderberg Formation just above the Hamburg-Dunderberg contact, a regionally important site for gold-mineralization. Controlling structures are a series of northeast and northwest-trending faults which intersect the stratigraphy. The drill targets are the Hamburg-Dunderberg and Secret Canyon-Eldorado Dolomite contacts where they are intersected by the high angle structures. Mr. Gray’s field review of the project validated the target concepts proposed by Fronteer.

Legend
target areas
Property Outline
Jasperoid
Dolomite Jasperoid
Shale Jasperoid
Outline of historic resource, not CSA NI43-101 compliant)
Detachment Fault
Faults inferred
Saddle Target
CS Target
Cherry Springs
Target
Buck Spring
Water
Canyon
Waterspout Spring
Cherry Spring
Canyon
4,439,000
4,438,000
4,437,000
4,436,000
4,435,000
616,000
617,000
618,000
619,000
620,000
35
36
N
S
W
E
0 125 250 500 750 1,000 Meters
0 750 1,500 3,000 4,500 Feet

UTM Zone 11, NAD 1983

Bellview Property Drill Targets
(Jasperoids as mapped by Lanier, 1999)

prepared by
Resource Geosciences de Mexico

Bridgeport Ventures Inc.
Bellview Project
White Pine County, NV

Date: 12 Nov 2010

Figure 5. Bellview property drill target map.

Exploration Program and Budget

Work by Fronteer and previous operators has identified several high priority targets for drill testing and the permitting process to allow for drilling of these targets has been initiated. The property is “drill ready” pending receipt of permits. Evaluation of the project should include:

1.	Expansion of the property concession package to include 100% of the historic resource and areas peripheral to the three defined drill targets.

2.	Drill testing of all three target areas defined by Fronteer. A 4,500 foot RC drill program should be an adequate first test.

Completion of the recommended work program is estimated to require 6 months (assuming permits obtained in 4th quarter 2010) and approximately US$0.8M. A Phase 2 drill and resource modeling program with a budget of US$1.0M would be conditional upon successful results from the Phase 1 program. The timing of proposed expenditures includes approximately US$1.3M in 2011 and US$0.5M in 2012, assuming the completion of Phase 2 is warranted based upon prior results received.

Table 11. Proposed exploration program and budget, Bellview property.

Phase 1: Drilling program
Phase 2: Resource modeling and infill drilling program
	Total Cost (US$)
Item	Phase 1	Phase 2 (1)
Lodging/Meals/Communications	$36,000	$36,000
Geophysical Surveys (IP/Resistivity)	$-	$-
Roads and Drill Pads	$40,000	$100,000
Resource Modeling	$-	$75,000
Drilling - Reverse Circulation	$369,000	$328,000
Drilling - Diamond Drill Core	$-	$-
Drilling - Core	$-	$-
Assays, drill samples	$90,000	$80,000
Assays, rock and soil	$-	$-
Senior Geologist	$29,250	$29,250
Project Geologists	$52,500	$52,500
Technicians/Samplers	$21,000	$21,000
Vehicles and Fuel	$23,100	$23,100
Permits	$15,000	$100,000
Field Supplies	$40,000	$40,000
Travel Costs	$24,000	$24,000
Environmental Costs/Reclamation	$40,000	$100,000
Total	$779,850	$1,008,850
Total Phase 1 & Phase 2		$1,788,700
(1) Conditional upon positive result from Phase 1 program

Horsethief Property

Property Description and Location

The Horsethief property is located in Lincoln County, Nevada, at coordinates 741,187E, 4,211,966N UTM Zone 11 NAD83. The property is 223 kilometers northeast of Las Vegas, Nevada, and 19 kilometers northeast of Pioche, Nevada (see Figure 1). The property area is 371.90 hectares (150.50 acres).

Surface Rights

The ownership of surface rights at the Horsethief property is Federal, administered by the BLM.

Mineralization

Historic artisanal small mines and exploration workings are present within the Horsethief property. Nearly all are developed on zones of outcropping quartz veins or silicified carbonates (jasperoids). No metals are currently produced from the property.

Access, Climate, Infrastructure, and Physiography

The Horsethief property is located 223 kilometers northeast of Las Vegas, Nevada and 19 kilometers northeast of Pioche, Nevada. Access is by all weather unsurfaced roads from Pioche. In fair weather, all wheel drive vehicle is not required. Highway 93 passes within 19 kilometers of the property on the southwest side. The electric power grid that serves Pioche is 19 kilometers distant.

Basic services are available in Pioche, with additional services available in Ely, Nevada, 146 kilometers to the northwest. The project area is unpopulated. An adequate supply of experienced labor for mining operations can be drawn from the region.

The Las Vegas, Nevada airport is located 223 kilometers southwest of the project and is served by daily flights from major US cities. A general aviation use airstrip in Ely is capable of serving small passenger jets.

The property is located in the southeast portion of the Great Basin physiographic province, in the Wilson Creek mountain range. Topographic relief is moderate and elevations in the project area range from 1,980 meter ASL to 2,030 meter ASL. Broad flat valleys west of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is semi arid with total annual precipitation of 30.2 centimetres and seasonal temperatures ranging from an average annual high of 31o C in July and an average annual low temperature of -13o C in January. Snowfall in the period December to February may preclude exploration activities.

Vegetation in the area consists of piñon-juniper forest.

History

The Horsethief property is located within the intensely explored and productive gold producing terrain of the Great Basin and has been previously explored. Historical records of previous exploration efforts at the Horsethief property are shown in Table 12.

Table 12. Exploration History Horsethief Property.

Company	Year	Com	Type of Work	Comments
Canyon Resources Corp	1981	Au	Rock sampling	190 samples collected
Unknown	Historical	Au	Mining	Two 25 foot shafts and a few shallow pits
Canyon Resources Corp	1981	Au	Rock sampling	46 rock samples collected by Labradex Corporation for Canyon
Copper Range Exploration	1982-1984	Au	Drilling	40 RC dh (13,890 ft)
			Geological Mapping	1 week program
			Rock Chip Sampling	20 samples collected
NovaGold Resources Inc.	1987	Au	Hand Drill Sampling	No results

Geological Setting

Regional Geology of the Horsethief Property.

The geologic setting of the Horsethief area project has been summarized as being situated within the east-central Nevada Caldera province, a poorly understood series of nested Tertiary calderas. A public domain geologic report from the NBMG described a volcanic rock package near Horsethief, east of Caliente, Nevada, that is several thousand feet thick, and consists of flows, mud flows, breccias, and tuffs which are andesitic in appearance, but may be latitic or dacitic in chemical composition and are intruded by small dioritic and monzonitic stocks. The age of these rocks is not definitely known. The NBMG report states that they may be as old as Cretaceous or Jurassic.

It has been stated that the Horsethief window of Cambrian rocks is an unusual occurrence in a region dominated by volcanic rocks and he speculated that it may represent the tip of a larger package of autochthonous sedimentary rocks underlying the volcanic units or it could be a slide block into a caldera. He also reported that the same section of upper Cambrian rocks can be found in the Bristol/Highland Range 18 miles to the west of Horsethief.

Local Geology

The following discussion of project geology is based upon field examinations by Mr. Gray and a review of historic exploration data contained in the Fronteer project files.

The Horsethief property is centered upon a narrow, northwest trending horst of dolostone and limestone strata exposed through an erosional window in overlying Tertiary volcanic strata. The window, or area of exposed carbonates, is approximately 4.7 kilometers long and 400 to 1,300 metres wide. The surrounding Tertiary volcanic rocks comprise ash flow tuffs, air fall tuffs, flows, flow breccias, lahars and waterlain tuffs and have been mapped by the NBMG as undifferentiated Tertiary volcanics. The carbonate strata have been interpreted as Upper Cambrian strata of the Dunderberg Shale. Bedding of limestone and dolostone observed in outcrop dips gently to the northeast. An east-west trending zone of pervasive silicification of carbonate, mapped as jasperoid, covers an area of approximately 1,200 x 200 meters and was recognized by both the Nevada Bureau of Mines and Geology (“NBMG”) and Canyon Resources, and the latter mapped north-northwest trending shear zones cutting the carbonates and postulated an east-west high angle structure as a control of development of jasperoid. Igneous rocks are not exposed in outcrop but drill logs for rotary drillholes completed by Canyon Resources describe intercepts of altered felsic dikes.

Deposit Types

The exploration target recognized for the Horsethief property is a Carlin-type deposit, here defined as a sedimentary rock hosted, structurally and lithologically controlled gold deposit of moderate to low temperature of formation. Divergent ideas for the formation of Carlin-type deposits have been proposed ranging from a distal magmatic hydrothermal origin; to formation from hydrothermal fluids generated by regional metamorphic processes; to an amagmatic origin related to regional fluid circulation due to crustal extension. Although the genesis of the Carlin deposits is a matter of dispute, the general characteristics of the deposits are not, and are summarized as follows:

  Metals contained in economically significant amounts are gold and silver.
  Other metals and elements present may include arsenic, antimony, barite and mercury.
  Host rocks are generally Paleozoic silty to massive limestones, dolostones, calcareous siltstones, and shales, with lesser amounts of ore hosted by interbedded mafic flows or crosscutting felsic dikes.
  Commonly occur at intersection of major normal faults with favorable stratigraphic units or thrust contacts.
  No clear association with intrusives although intermediate to felsic intrusions are present in many Carlin districts.
  Individual deposits or mineralized systems contain from 0.1M to 30M ounces gold.
  Associated hydrothermal alteration includes bedding controlled carbonate dissolution, structurally and stratigraphically controlled silica replacement (jasperoid formation), recrystallization of limestones and dolostones, and calcite veining peripheral to mineralized areas.
  Temperatures of formation ranging from 160 to 250° C under pressure of 300 to 800 bars.

  Ore and gangue mineral assemblage of quartz, illite, kaolinite, arsenian pyrite, arsenopyrite, stibnite, realgar, orpiment.
  Gold typically present as micron sized inclusions in pyrite.

Mineralization

Mapping and sampling of the Horsethief property has identified a large area of variably gold mineralized jasperoid. The largest jasperoid body crops out over an area of roughly 900 x 150 meters and a smaller area of jasperoid crops out southeast of the main body. Several small prospect cuts and shafts in the area of jasperoid outcrops are the only known mine or exploration workings at the project. A joint venture between Canyon Resources and Copper Range explored the property in the period 1981 to 1984. Rock chip assay data generated by the joint venture reportedly defined gold anomalies in jasperoid, which was subsequently the focus of exploration drilling. The joint venture is reported to have completed two drill campaigns comprising a total of 40 rotary drillholes and a total of 4,233 meters.

Drillholes ranged from 39 to 195 meters depth, but were generally less than 100 meters. The drill campaigns identified a gold mineralized zone in jasperoid and a separate gold mineralized zone hosted in silty limestones. Gold mineralization was also reported from the basal portion of the volcanic units that overlie the limestones and dolostones. Significant mineralized intercepts of as much as 13.7 meters @ 1.2 gpt Au and 39.6 meters @ 0.79 gpt Au were reported. Mr. Gray has not reviewed the original drill logs nor assay certificates thus cannot comment on the accuracy of the reported drill results. The drill hole assay data was obtained from sources believed to be reliable but cannot be verified and the Canyon Resources drillhole data has not been independently confirmed by Mr. Gray. A grade-thickness plot of drillhole intercepts demonstrates an east-west trend to the most intensely mineralized portion of the jasperoid, consistent with Canyon Resources’ interpretation of an east-west striking structural control to gold mineralization.

Mr. Gray and Solis conducted independent sampling of the jasperoids and silicified or quartz veined outcrops and confirmed that they are anomalously gold, arsenic, and antimony mineralized. Samples of jasperoid replaced limestone in the northern jasperoid area yielded as much as 0.176 gpt Au. The jasperoid is not everywhere gold mineralized and some samples of jasperoid did not yield gold above the 5 ppb detection limit. The jasperoid is locally an angular breccia and the color varies from brown to hematitic red. The samples of hematitic jasperoid collected by Mr. Gray and Solis all contained detectable gold whereas the brown colored jasperoid samples did not. No difference in degree of silicification was noted between the auriferous and barren jasperoids.

Table 13. Sample descriptions and assay data for Horsethief property rock samples collected by Gray and Solis.

Data Verification

Prior Exploration Campaigns

An extensive amount of exploration work has been completed on the property. Nearly all of this work is historic in nature, and as such the reported results are not NI 43-101 compliant. Digital copies of data files from exploration programs conducted prior to Bridgeport’s involvement with the project were reviewed by Mr. Gray. Data includes geologic maps, drillhole logs, drill sample assays, surface rock chip assays, and geophysical studies. Original documents are not available, nor is drill core or witness samples from RC drilling. Much of the exploration work was completed decades ago, and reclamation of drill sites and the effects of time and weathering have combined to destroy monuments and physical evidence of drillhole and surface sample locations. The only data that could be directly verified by Mr. Gray was geologic outcrop maps, some drillhole locations, and some outcrop rock chip sample assays.

Bridgeport has not yet commenced an exploration program at the Horsethief property beyond the work completed as part of the Nevada Report, thus there is no prior data generated by Bridgeport to be verified.

Production Data

No significant historic production is reported from the Horsethief property.

Adjacent Properties

The Horsethief property is not contiguous with any historic or active mining or exploration property. The nearest mining property is the Pioche gold mining district, located 24 kilometers to the southwest.

Metallurgical Testing

No metallurgical studies have been conducted by Bridgeport, nor is historical metallurgical data available for the property.

Mineral Resource Estimate

Data is insufficient to permit estimation of a mineral resource at the Horsethief property.

Other Relevant Data and Information

To the best knowledge of Mr. Gray, all relevant data has been presented in the Nevada Report.

Recommendations

Target Concepts

The target concept at Horsethief is a sediment hosted Carlin-style gold deposit. Nearby deposits that may represent geologic analogs include the Pioche district, located 24 kilometers to the southwest, which produced over 100,000 ounces gold and the Atlanta mine, located 49 kilometers north, which produced over 100,000 ounces gold and 1.7M ounces silver from jasperoid orebodies. The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Horsethief property.

A joint venture between Canyon Resources and Copper Range explored the property in the period 1981 to 1984. Their mapping and sampling identified large areas of variably auriferous jasperoid. The drill campaigns identified a gold mineralized zone in jasperoid interpreted to be controlled by an E-W striking structure, and a separate disseminated gold zone south of the jasperoid zone, hosted in silty limestones. A soil geochemical survey completed by Fronteer in 2010 identified soil gold anomalies associated with the outcropping jasperoid, but importantly also identified anomalies south and east of the drill tested jasperoid zone. Figure 22.2 on page 99 of the Nevada Report presents the drillhole intercept grade- thickness data plotted on a surface plan view (the length of an intercept in meters is multiplied by its gold grade in ppm and the subsequent result is plotted at the location of the drillhole that hosts the intercept) for the main jasperoid zone and a plot of the soil gold data for the same area. The grade x thickness map is consistent with an east-west control to mineralization and the mineralized trend projects beyond the limits of the drill pattern. The soil gold assay data indicates that additional mineralized zones may be present to the south and southeast of the main jasperoid zone. The drillhole and soil assay data indicate potential for the gold mineralized zone to extend both east and west of the drilled jasperoid zone, into areas where the sedimentary strata are concealed by volcanic rocks, and to the south and southeast. The 1981 to 1984 drill campaigns failed to define a significant gold resource in the outcropping jasperoid, however, in many Carlin-type systems, auriferous jasperoids are present but do not comprise the economically significant orebody. Mr. Gray regards the auriferous jasperoid at Horsethief as a positive indication that a significant mineralized system was active at the property, thus the property remains prospective for gold deposits hosted by favorable sedimentary strata beneath the level of current outcrop exposure or drill testing, and for the discovery of gold deposits along the trend of the mineralized zone where it projects under volcanic cover rock.

Exploration Program and Budget

The historic drilling has adequately tested, with negative results, the possibility that the outcropping jasperoid is an orebody, however drilling indicates potential for disseminated gold mineralization in silty limestones that may occupy a stratigraphic level below that of the jasperoid replaced limestone. Exploration to date has not explored favorable strata at deeper stratigraphic levels nor the projection of mineralized zones where they are concealed beneath volcanic cover rocks. In order to evaluate these targets the following work plan is recommended:

1.	Compilation of all available geology, geochemical, and drillhole data into a GIS database.

2.	Creation of 2D and 3D models of geology using existing drillhole information and outcrop maps.

3.	On the basis of trends identified by analysis of the historic data, expand the land package by staking additional claims along the projection of mineralized zones and favorable strata.

4.	Complete soil and rock chip geochemical surveys, concurrent with geological mapping, to define stratigraphic intervals favorable for mineralization and possible structural controls to mineralization.

5.	Conduct geophysical surveys to seek evidence of non-outcropping mineralized zones. Silica alteration associated with mineralization may be evidenced by resistivity highs.

6.	Drill test developed targets. A 4,000 meter RC drill program will be an adequate phase one test.

Completion of the estimated work program is estimated to require 8 months and approximately US$0.8M. A Phase 2 drill and resource modeling program with a budget of approximately US$0.4M would be conditional upon successful results from the Phase 1 program. The timing of proposed expenditures includes approximately US$0.9M in 2011 and US$0.3M in 2012, assuming the completion of Phase 2 is warranted based upon prior results received.

Table 14. Proposed exploration program and budget, Horsethief Property

Phase 1: Drilling program
Phase 2: Resource modeling and infill drilling program
	Total Cost (US$)
Item	Phase 1	Phase 2 (1)
Lodging/Meals/Communications	$24,300	$14,100
Geophysical Surveys (IP/Resistivity)	$100,000	$-
Roads and Drill Pads	$40,000	$20,000
Resource Modeling	$-	$75,000
Drilling - Reverse Circulation	$328,000	$164,000
Drilling - Diamond Drill Core	$-	$-
Drilling - Core	$-	$-
Assays, drill samples	$80,000	$40,000
Assays, rock and soil	$-	$-
Senior Geologist	$14,625	$4,875
Project Geologists	$63,000	$21,000
Technicians/Samplers	$12,600	$8,400
Vehicles and Fuel	$20,790	$9,240
Permits	$15,000	$20,000
Field Supplies	$40,000	$15,000
Travel Costs	$12,000	$4,000
Environmental Costs/Reclamation	$40,000	$20,000
Total	$790,315	$415,615
Total Phase 1 & Phase 2		$1,205,930
(1) Conditional upon positive result from Phase 1 program

General

Environmental Liability

Potential environmental liabilities associated with the historic exploration at the Blackrock, Argentite, Bellview and Horsethief properties have not been investigated or verified by Mr. Gray or RGM, but no significant environmental liabilities are apparent. Small abandoned shafts and unmineralized rock piles are present but there is no evidence of acid drainage. Old drill roads and drill pads at the properties have been adequately reclaimed by previous explorers. There are no plant facilities present within the project areas, nor are tailings piles present.

Permits

Exploration activities at the Blackrock, Argentite and Horsethief properties are subject to regulation by the BLM. Surface management regulations prescribed by regulation 43 CFR 3809 incorporates three levels of operation on BLM lands as summarized by the Nevada Bureau of Mines and Geology:

1.	Casual use by operator who does negligible disturbance - No notice or plan required. Need not contact BLM prior to initiating activities. Does not include use of earth moving equipment or explosives.

2.

Notice - Includes exploration activities that propose disturbance of five acres or less. A written notice must be submitted to the appropriate BLM field office 15 days prior to starting operations. No approval necessary. Effective for two years. May be extended for an additional two years.

3.	Plan of Operations - Includes all mining and processing activities and exploration exceeding five acres of disturbance. BLM approves plan.

Basic exploration activities, including road construction and drilling, on BLM lands can typically be permitted in 15 days.

Exploration activities at the Bellview property are subject to regulation by the United States Forest Service (“USFS”). Surface management regulations prescribed for exploration on USFS lands, as summarized by the Nevada Bureau of Mines and Geology require:

Any mineral development or exploration activities conducted under the General Mining law of 1872 on National Forest System lands must be approved pursuant to the surface management Regulations (36 CFR 228). An operator must provide information describing the proposed activity to the District Ranger. Operations which will cause a significant surface disturbance will require an approved plan of operations and a reclamation bond. Road Use Permits and other Special Use Permits may be required to access and utilities. Operators must also obtain all applicable state permits.

Basic exploration activities, including road construction and drilling, on USFS lands can typically be permitted in 12 months.

Exploration

The Corporation has not conducted any field based exploration on any of the properties which are the subject of the Nevada Report, beyond the confirmatory visits and reconnaissance mapping and sampling completed by Mr. Gray and Solis.

Drilling

No drilling campaigns have been conducted on any of the Blackrock, Argentite, Bellview or Horsethief properties by Bridgeport.

Sampling Method and Approach

Sampling Method, Nature, and Spacing

Surface Rock Chip Samples

Concurrent with the reconnaissance review of the Blackrock, Argentite, Bellview and Horsethief properties, Mr. Gray collected representative rock chip samples of distinct mineralized and altered zones. Solis assisted Mr. Gray in reconnaissance visits and sampling at Horsethief and Bellview. Samples were collected from rock exposed in outcrop, prospects, and mine dumps. The objective of the sampling was to determine metal contents and geochemical characteristics of particular zones of interest, and to verify that the mineralized zones that were reported to contain gold were in fact auriferous. All samples were collected by Mr. Gray or Solis, and remained exclusively in the possession of Mr. Gray until such time that they were delivered by Mr. Gray to the ALS Chemex sample reception and preparation facility in Elko, Nevada.

Samples collected were representative grab samples, representative composite samples oriented perpendicular to the structural fabric of the feature of interest being sampled, and both select and random mine dump samples. All samples were collected by hand, using hardened steel geological hammers. Samples were placed in plastic or cloth sample bags and sealed. Sample weights varied from 2 to 4 kilograms. Sample spacing was variable, and was a function of exposure of mineralized or altered rock. Sample descriptions, location data, and multi-element assay data was captured in digital format.

Recovery Factors

No factors were identified that materially impact the accuracy or reliability of the sample results. Surface rock chip samples were collected manually and recovery was 100%.

Sample Quality and Representativity

In the opinion of Mr. Gray, samples collected are of high quality and representative of the mineralized areas being evaluated.

Surface sample locations were selected to be representative of the geologic feature being investigated. Representative sample was collected by chipping and collecting rock along a line perpendicular to the orientation of the structure or feature being sampled. Industry standard methods and best professional judgment were used in collection of the rock chip samples, however, by nature, manually collected rock chip samples are of lesser quality than mechanically collected continuous samples (i.e. cored or cut samples). The surface rock chip samples are of sufficient quality and confidence to be used for preliminary assessments of the project’s mineral potential but were not designed to provide detailed or reliable information of true mineralized dimensions and grades.

Sample Preparation, Analyses, and Security

It is the opinion of Mr. Gray that sample preparation, security, and analytical procedures used were adequate to insure the integrity and reliability of the sample data base.

Personnel

All samples were collected exclusively by Mr. Gray and Solis. Employees, officers, directors, or associates of Bridgeport were not involved in sample collection or preparation.

Bridgeport Resources Sampling Program

Sample Security/Chain of Custody

Geologic descriptions of the sample, including nature of the sample, length of sample, lithology, alteration, and mineralization, were captured in geologic field books. Samples were sealed in plastic or cloth sample bags with tie closures. Samples were stored in Mr. Gray’s locked vehicle until such time that they were delivered directly by Mr. Gray to the ALS Chemex sample reception facility in Elko, Nevada.

Sample Preparation by ALS Chemex

Analytical work was performed by ALS Chemex, an ISO 9001:2000 certified international provider of analytical services to mining and exploration companies. Sample preparation was conducted at the ALS Chemex facility in Elko, Nevada and analyses were completed at the ALS Chemex laboratory in Vancouver, British Columbia.

ALS Chemex reports the following preparation method: Each sample was dried and the entire sample was crushed to better than 70% passing a 2 millimetres (Tyler 10 mesh) screen. Using a riffle splitter, a split of up to 250 grams was taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.

Analytical Techniques used by ALS Chemex

Gold content was first analyzed utilizing standard fire assay fusion, followed by atomic absorption analysis, of a 30 gram nominal sample weight (ALS Chemex procedure Au AA23), with a detection limit of 0.005 ppm and upper limit of 10 ppm.

All other applicable elements were analyzed utilizing four acid digestion (HF-HNO3-HClO4 acid digestion and HCl leach) and Inductively Coupled Plasma - Atomic Emission Spectroscopy methods (ALS Chemex procedure ME-ICP61).

OTHER NEVADA PORTFOLIO PROPERTIES

The Nevada Portfolio also includes six additional properties known as the Hot Pot, Fri Gold, Columbia, Kobeh, Ashby and East Walker properties. Summaries of each of these six additional properties are set forth below, together with the Corporation’s proposed 2011 exploration program for each such property. The aggregate expenditures allocated to explore these properties over the ensuing 12 months is $3 million.

Hot Pot

The Hot Pot property is located 273 kilometers northeast of Reno and 49 kilometers east-southeast of Winnemucca, in Humboldt County, Nevada. The property is comprised of 36 unpatented mining claims which are all located on BLM land. An aggregate 3% NSR is held by Fronteer and certain other third parties with regard to the Hot Pot property.

No mineralization is known to occur at the Hot Pot property. The property is considered prospective because of its location on a regional mineralized trend. It is proximal to and in between the Lone Tree and Twin Creeks gold mines which host high tonnage, low grade, sediment-hosted gold deposits occurring along the Battle Mountain-Eureka Gold Trend. The project area is blanketed by colluvium and does not host bedrock exposures. The only direct geological information for the property comes from a drill hole reported at the southern boundary of the claim block, which penetrated 160 meters of valley fill colluvium and basalt before intersecting Mississippian-Permian strata of the Havallah sequence, comprising the upper plate of the Golconda thrust, before penetrating quartzite of the lower plate Valmy Formation. Assays for this drillhole are not available.

Bridgeport intends to explore the Hot Pot property by performing a variety of ground geophysical surveys to identify structural zones that may have localized hydrothermal fluid flow and gold concentrations, and following-up with a 2,000 meter RC drill program.

Figure 6. Overview of the Hot Pot area.

Fri Gold

The Fri Gold property is located 226 kilometers southeast of Reno and 53 kilometers northwest of Tonopah in Nye County, Nevada. The property is comprised of 28 unpatented mining claims which are all located on BLM land. A 2% NSR is held by Fronteer with regard to the Fri Gold property.

Two mineralized zones have been identified at the Fri Gold property, an epithermal gold system exposed on the west side of the property, referred to as Fri Gold West, and a Cu-Mo porphyry mineralized target known only through subsurface drillhole data in the east side of the property, referred to as Fri Gold East. No metal production is known to have occurred from the property. Small prospect pits are the only exploration or mine workings present outside the southeast corner of the project area. A small open cut turquoise mine lies just outside the southeast corner of the project area and the Hall Cu-Mo Porphyry Deposit is located a few miles to the south.

An epithermal mineralized showing comprised of low temperature silica replacement of clastic sedimentary strata, silicified breccias zones, and quartz veining, is exposed on the western edge of the claim block and was drill tested by a previous explorer in 1986. Host rocks are Triassic and Jurassic siltstones and limestones, overlain by Tertiary felsic volcanics. A total of 32 reverse circulation drillholes were completed, ranging from 100 to 350 foot depth, as summarized in Table 15 below. A 1,300 meter strike length of a silicified structural zone was drill tested. No potentially economic intercepts were returned but gold concentrations exceeding 0.1 ppm were reported from several drillholes, and notably, the most important anomalous intercepts came from the drillholes at the extreme northwest and southeast ends of the drill pattern. Drillholes ROY-16 and ROY-28, drilled at the northwest limit of the drill pattern reportedly yielded 65 feet @ 0.24 gpt Au and 110 feet at 0.18 gpt Au respectively and were the broadest gold anomalous intercepts returned from the drill program. This drillhole data suggests a possible continuation of the mineralized zone with increasing intensity to the northwest of the drill tested area, beneath the pediment plain.

Figure 7. Plan map showing the Fri Gold West and Fri Gold East target areas.

Exploration drilling by previous explorers is reported to have intersected Cu-Mo mineralization at depths of greater than 150 meters at Fri Gold East. Mineralized intercepts came from a buried granodiorite intrusion and wallrock sedimentary strata. Narrow granodioritic dikes exposed at surface in the Fri Gold East area may be apophyses from the concealed intrusive. A gold mineralized intercept was reported from a 1972 drillhole completed by another previous explorer. The drillhole, FR3 reportedly returned 62 feet @ 0.097 opt Au (18.9m @ 3.32 gpt Au) from 810 to 872 feet, with assays provided by atomic absorption methods, however, a 2005 diamond core hole that twinned the 1972 drillhole failed to intercept any interval containing greater than 80 ppb Au, although an anomalously Cu and Mo mineralized intersection of 131 meters @ 253 ppm Cu and 129 ppm Mo was reported (Table 16). The 1972 and 2005 drillhole assays and logs confirm the presence of a Cu and Mo mineralized intrusive that supports a porphyry Cu-Mo target concept, however the modern data apparently negates the target concept of an auriferous porphyry.

Bridgeport intends to explore the Fri Gold property by compiling all data into a 2D GIS and 3D database, completing a detailed geological mapping program to define the structural controls to hydrothermal alteration and mineralization, performing a regional rock chip sampling program to identify gold mineralizing trends, and following-up with an extensive 3,000 meter RC drill program.

Table 15: Summary of drillhole data, Fri Gold West area.

Table 16: Summary of drillhole data, Fri Gold East area.

Columbia

The Columbia property is located 234 kilometers northeast of Reno and 108 kilometers northwest of Winnemucca in Humboldt County, Nevada. The property is comprised of 57 unpatented mining claims which are all located on BLM land. A 2% NSR is held by Fronteer with regard to the Columbia property.

Gold mineralization at the Columbia project is present as auriferous arsenopyrite-quartz veins. The veins are exposed and partly developed at the abandoned Columbia and Juanita mine shafts and associated workings. Mr. Gray visited the historic workings and surrounding areas of the Columbia mine. Bedrock was seen only in exploration trenches, prospect cuts, and shafts. Fine grained, thermally metamorphosed clastic sediments with extreme planar shear fabric were observed to host irregular milky quartz veinlets.

The property is reported to have been drill tested by a previous explorer in the early 1980’s yielding narrow high grade intercepts in two of the three holes drilled. Drillhole intercepts reported include:

  Drillhole C1, intercepted 3 meters wide open stope on the projection of the vein.

  Drillhole C2, 3meters @ 9.6 gpt across the vein, down dip of the Columbia mine workings, with the hangingwall portion of the vein assaying 1.5 meters @ 15.8 gpt Au.

  Drillhole C3, 3.6 meters vein interval, of which the hangingwall vein contact yielded 0.3 meters @ 14.4 gpt Au and the footwall contact yielded 0.3 meters @ 17.8 gpt Au.

The intervening 3.0 meters of quartz vein material was described as lacking arsenopyrite and was not significantly gold mineralized. The weighted average intercept for the entire vein intercept was 3.6 meters @ 2.7 gpt Au.

Figure 8. Prospect cut at Columbia workings exposing sheared metasediments and discontinuous quartz veining, in hangingwall of mined structure.

Drillhole data indicates continuity of the mineralized vein at least 100 meters downdip of the deepest mine workings, with mineralized widths of up to 3.6 meters. The mesothermal nature of the vein is consistent with vertical extents of mineralization of several hundreds of meters. The structure that controls mineralization appears to have a strike length of at least 1,300 meters as exposed on surface as measured from the Columbia workings to the southeast to the Juanita workings to the northwest. Although the structural zone appears to be continuous, it is not known if mineralization is similarly continuous along it.

Bridgeport intends to explore the Columbia property by compiling all data into a 2D GIS and 3D database, completing a detailed geological mapping and a rock chip sampling program, performing a regional grid soil sampling program to identify mineralized structures, implementing a variety of ground geophysical surveys to identify parallel mineralized structures within the larger shear zone that hosts the Columbia vein, and following-up with a 2,500 meter, RC drill program.

Kobeth

The Kobeh property is located 132 kilometers southwest of Elko, Nevada and 34 kilometers northwest of Eureka in Eureka County, Nevada. The property is comprised of 37 unpatented mining claims which are all located on BLM ground. An aggregate 3% NSR is held by Fronteer and certain other third parties with regard to the Kobeh property.

No mineralization is known to occur on the Kobeh property. Tertiary volcanic strata crop out on Kobeh Ridge on the eastern limit of the project while the remainder of the project area is covered by valley fill colluvium. The property is prospective because of its proximity to the Afghan and Gold Ridge gold deposits and its position within the regionally mineralized Battle Mountain – Eureka Trend.

It has been reported that the property has been partly drill tested by 6 drillholes completed by previous explorers. Historic drillhole logs and assays are not available to Mr. Gray but it has been reported that the drillhole data indicates that Paleozoic sedimentary strata are concealed by 5 to 60 meters of colluvial and volcanic cover and that stratigraphic sequences known to host gold mineralization elsewhere in the region underlie the property. The target concept of previous operators was a stratigraphically controlled gold deposit at the contact of the Mississippian Webb Formation and underlying Devonian Devils Gate limestone. Stratigraphically deeper Devonian mudstones and carbonate strata hosted ore at the nearby Gold Bar Project (1Moz+Au), which includes the Gold Pick and Gold Ridge mine. Pathfinder geochemical anomalies of As, Sb, and Hg, similar to those associated with the aforementioned mines are reported at the prospect.

Bridgeport intends to explore the Kobeh property by performing a stratigraphic, 1,500 meter RC drill testing program to determine if the sedimentary strata located on the property is favourable to host gold mineralization as suggested by historical records.

Figure 9. Aerial View of the Kobeh Property
showing the Gold Pick/Gold Ridge mine pits in the distance.

Ashby

The Ashby property is located 20 kilometers southwest of Luning, 22 kilometers southeast of Hawthorne, Nevada, and 111 kilometers northwest of Tonopah in Moneral County, Nevada. The property is comprised of 3 unpatented mining claims which are all located on BLM land. A 2% NSR is held by Fronteer with regard to the Ashby property.

The property hosts two or more parallel gold mineralized zones which have been exploited by small underground mines, all serviced by shafts developed along a northwest striking, southwest dipping quartz veined structural zone. The northern portion of the property was visited however no outcrop was observed. Mine dumps have obscured the original outcrops that presumably led to discovery of the Ashby vein. Vein material on dumps consists of white milky and bull quartz with minor amounts of coarse mineral oxidizes to give malachite stain.

Historic drillhole data and artisanal mines demonstrate that a 500 meter strike length of the vein is variably gold mineralized over widths of 1.5 to 9 meters with grades varying between 0.030 and 0.26 ounces (1 and 8 g/t) gold in the Lazy Man mine area.

Bridgeport intends to explore the Ashby property by compiling all data into a 2D GIS and 3D database, and following-up with a 2,000 meter, RC drill program. The exploration program will focus on identifying a larger, much bigger, system.

Table 16. Historical drill data, Ashby

Figure 10. Drillhole location of map of the Ashby property.

East Walker

The East Walker property is located 102 kilometers southeast of Carson City, Nevada and 35 kilometers west-southwest of Hawthorne, Nevada in Lyon County. The property is comprised of 4 unpatented mining claims which are all located on USFS land. A 2% NSR is held by Fronteer with regard to the East Walker property.

The East Walker property is situated in the Walker Lane Trend within the Masonic Precious Metals District. The target concept recognized at East Walker is a bulk minable epithermal gold deposit, partially exposed in an erosional window and extending underneath thin cover of post mineral volcanic strata. Nearby deposits which may be target analogs include the Borealis mine, located 23 kilometers to the east-southeast, which has mined 635,000 ounces gold and currently hosts a proven and probable reserve of 377,000 ounces gold.

Gold mineralization at East Walker is epithermal and is hosted by brecciated and silicified volcanic strata. The property was previously explored in 1984 by an explorer who is reported to have mapped and sampled a 900 meter long, 60 to 140 meter wide east-west trending zone of outcropping silica and clay alteration which yielded anomalous (>0.1 gpt) gold contents, with individual channel samples of as much as 2 gpt Au. Previous exploration of the property in 1990 reported continuous trench sampling results of as much as 24 meters @ 3.39 gpt Au.

15 shallow vertical drill holes were completed on the property in 1984. The land package held by the exploration company at the time did not cover the majority of the outcropping auriferous altered zone and their 1984 drill holes were located along the southern boundary of their claim block. Most were collared outside of the rock chip gold anomaly. Because all such drill holes were vertical they did not test a possible high angle structural control to the gold mineralization. Intercepts of as much as 19.8 meters @ 0.62 ppm Au were reported. A summary of highlighted drill hole results is set forth below:

Table 17. Highlighted results from 1984 drill program.

The Corporation believes that the East Walker property mineralization projects beneath unmineralized andesites and basalts and may be significantly larger than the current exposure. Drill pads and drillhole monuments were observed in the field whose locations match those shown on historic maps. Primary controls on alteration and mineralization appear to be structural, but this does not preclude the possibility of discovering bulk minable targets controlled by broad structural zones or the intersection of mineralized structures with permeable volcanic strata.

Figure 11. Figure on left shows a historical soil sampling survey completed in 1984; figure on right is a geological section showing the property boundary and vertical drilling.

Bridgeport intends to explore the East Walker property by compiling all data into a 2D GIS and 3D database, completing a detailed geological mapping and a rock chip sampling program, implementing a variety of induced polarization/resistivity surveys to identify extensions of the mineralized zone beneath the volcanic cover, and following-up with an extensive 3,500 meter, RC drill program. Since the East Walker property is located on USFS land, it requires additional permitting time. The permits are anticipated to be filed in December, 2010 and Bridgeport expects to receive approval within one year of the application date.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis ("MD&A") of the financial condition and results of the operations of the Corporation constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the fiscal year ended April 30, 2010 and for the three month period ended July 31, 2010. This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Corporation for the two fiscal years ended April 30, 2010, together with the notes thereto, the audited annual financial statements for the period from incorporation (May 10, 2007) to April 30, 2008, and the unaudited financial statements for the three month period ended July 31, 2010 together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The audited annual consolidated financial statements and the unaudited financial statements have been prepared in accordance with Canadian GAAP with a U.S. generally accepted accounting principles reconciliation note. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Except for statements of historical fact relating to the Corporation, certain information contained in this MD&A constitutes "forward-looking information" under applicable securities laws. See "Forward-Looking Statements."

5.A. Operating Results

Three months ended July 31, 2010, compared with three months ended July 31, 2009

The Corporation’s net loss totaled $654,872 for the three months ended July 31, 2010, with basic and diluted loss per share of $0.02. This compares with net loss of $7,061 with basic and diluted loss per share of $0.00 for the three months ended July 31, 2009. The increase of $647,811 in net loss was principally because:

  The Corporation incurred an increase in stock-based compensation of $236,875 for the three months ended July 31, 2010, compared to the three months ended July 31, 2009. The increase can be attributed to the grant of 1,700,000 stock options in fiscal 2010, compared to nil stock options issued during the three months ended July 31, 2009. The 1,700,000 stock options issued in fiscal 2010 have vesting terms subject to the Corporation’s stock option plan which require a stock-based compensation expense of $236,875 to be recorded in Q1 (2011). Users of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly;

  The Corporation incurred an increase in professional fees of $222,219 for the three months ended July 31, 2010, compared to the three months ended July 31, 2009. The increase can be attributed to increased corporate activity which in addition to technical activities, required assistance from the Corporation’s auditors and corporate lawyers;

  The Corporation incurred an increase in reporting issuer costs of $21,845 (includes transfer agent fees, filing fees, shareholder information costs and stock exchange fees). No such expenses were incurred during the three months ended July 31, 2009;

  The increase in management fees of $29,350 for the three months ended July 31, 2010, compared to the three months ended July 31, 2009, can be attributed to payment of $18,750 (three months ended July 31, 2009 - $nil) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman and Chief Executive Officer of the Corporation. The Corporation paid $13,600 to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (three months ended July 31, 2009 - $nil). Carmelo Marrelli is the president of MSSI. (See "Related Party Transactions" for further information);

  The Corporation incurred an increase in business development fees of $73,682 for the three months ended July 31, 2010, compared to the three months ended July 31, 2009. The increase can be attributed to consulting fees, investor relation costs and travel charges incurred to develop the Corporation’s investor profile and business opportunities for the Corporation. No such expense was incurred during the three months ended July 31, 2009;

  General and administrative expenses increased by $102,325. for the three months ended July 31, 2010, (three months ended July 31, 2009 - $61) and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage and courier charges. The increase can be attributed to increased corporate activity during the three months ended July 31, 2010 compared to the same period in 2009;

  Foreign exchange gain increased by $6,327 during the three months ended July 31, 2010, compared with the same period in 2009. The increase in foreign exchange gain can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  Interest income increased by $17,694 during the three months ended July 31, 2010. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, and the private placement, which was completed on December 1, 2009. No interest was earned in the comparative period.

  All other expenses related to general working capital purposes.

Twelve months ended April 30, 2010, compared with twelve months ended April 30, 2009

The Corporation’s net loss totaled $1,978,198 for the twelve months ended April 30, 2010, with basic and diluted loss per share of $0.12. This compares with net loss of $123,852 with basic and diluted loss per share of $0.02 for the twelve months ended April 30, 2009. The increase of $1,854,346 in net loss was principally because:

  The Corporation incurred an increase in stock-based compensation of $1,017,759 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009. The increase can be attributed to the grant of 2,400,000 stock options in fiscal 2010, compared to nil stock options issued in fiscal 2009. The options issued vest in accordance with the stock option plan. Following are the details of the stock options issued in fiscal 2010.

Number of Stock Options Issued	Exercise Price ($)	Expiry date
700,000	0.35	August 20, 2014
200,000	1.20	November 12, 2014
250,000	1.20	November 17, 2014
300,000	1.40	December 7, 2014
525,000	1.40	December 7, 2014
250,000	2.15	January 11, 2015
100,000	2.40	January 25, 2015
25,000	2.40	February 1, 2015
50,000	2.45	March 10. 2015
2,400,000

The stock options were issued to attract key personnel to work for the Corporation.

Several variables are used when determining the value of stock options using the Black-Scholes valuation model:

  The expected term: the Corporation used the maximum term ascribed to these stock options for the purpose of calculating their value. The Corporation chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these stock options will be exercised.

  Volatility: the Corporation used historical information for a similar company’s common shares to determine the degree of volatility at the date the stock options were granted. Depending on when the stock options were granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different stock options.

  Risk-free interest rate: the Corporation used the interest rate available for government securities of an equivalent term beginning on the date of the grant of the stock options. The risk-free interest rate will vary depending on the date of the grant of the stock options and their expected term.

  Dividend yield: the Corporation has not paid dividends in the past because it is in the exploration stage and has not yet earned any significant income. Therefore, a dividend rate of 0% was used for the purposes of the valuation of the stock options.

Users of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

  The Corporation incurred an increase in professional fees of $297,751 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009. The increase can be attributed to increased corporate activity requiring assistance from the Corporation’s auditors and corporate lawyers in 2010 compared to 2009;

  As the Corporation completed its initial public offering and became a reporting issuer during the twelve months ended April 30, 2010, its reporting issuer costs amounted to $216,004 (includes transfer agent fees, filing fees, shareholder information costs and stock exchange fees). No such expenses were incurred during the twelve months ended April 30, 2009;

  The increase in management fees of $94,500 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009, can be attributed to payment of $21,000 (twelve months ended April 30, 2009 - $nil) to St. Germain Capital Corp., a company that is associated with the former Chief Executive Officer of the Corporation, who is also the president and director of St. Germain Capital Corp. The Corporation paid $36,000 to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (twelve months ended April 30, 2009 - $nil). Carmelo Marrelli is the president of MSSI. In addition, the Corporation paid H.R. Snyder Consultants $37,500 for Hugh Snyder to act as Chairman and Chief Executive Officer of the Corporation (See "Related Party Transactions" for further information);

  The Corporation incurred an increase in business development fees of $153,415 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009. The increase can be attributed to consulting fees, investor relation costs and travel charges incurred to develop the Corporation’s investor profile and business opportunities for the Corporation. No such expense was incurred during the twelve months ended April 30, 2009;

  General and administrative expenses increased by $158,436. General and administrative expenses totaled $162,037 for the twelve months ended April 30, 2010 (twelve months ended April 30, 2009 - $3,601) and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage and courier charges. The increase can be attributed to increased corporate activity for 2010 compared to 2009;

  Foreign exchange loss increased by $60,854 during the twelve months ended April 30, 2010, compared with the same period in 2009. The increase in foreign exchange loss can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  Interest income increased by $17,741 during the twelve months ended April 30, 2010. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, and the private placement, which was completed on December 1, 2009; and

  Write-off of mineral property decreased by $161,023 during the twelve months ended April 30, 2010. As a result of poor exploration results, the Corporation entered into a termination agreement regarding the Gold Rock property and all exploration expenses on this property were written-off during the twelve months ended April 30, 2009.

Three months ended April 30, 2010, compared with three months ended April 30, 2009

The Corporation’s net loss totaled $883,118 for the three months ended April 30, 2010, with basic and diluted loss per share of $0.03. This compares with net loss of $123,934 with basic and diluted loss per share of $0.02 for the three months ended April 30, 2009. The increase of $759,184 in net loss was principally because:

  The Corporation incurred an increase in stock-based compensation of $264,413 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009. The increase can be attributed to the grant of 75,000 stock options in the fourth quarter of 2010, compared to nil stock options issued in the fourth quarter of 2009. The options issued vest in accordance with the stock option plan. Following are details of the stock options issued during the most recent quarter.

Number of Stock Options Issued	Exercise Price ($)	Expiry date
25,000	2.40	February 1, 2015
50,000	2.45	March 10, 2015
75,000

Several variables are used, including the expected term, volatility, risk-free interest rate and dividend yield when determining the value of stock options using the Black-Scholes valuation model, as described above.

  The Corporation incurred an increase in professional fees of $167,426 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009. The increase can be attributed to increased corporate activity requiring assistance from the Corporation’s auditors and corporate lawyers in the fourth quarter of 2010 compared to the fourth quarter of 2009;

  Reporting issuer costs increased by $146,803 during the three months ended April 30, 2010. The increase can be attributed to the Corporation becoming a reporting issuer in fiscal 2010, while it was a private entity in fiscal 2009;

  The increase in management fees of $38,750 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009, can be attributed to payment of $18,750 to H.R. Snyder Consultants for Hugh Snyder to act as Chairman and Chief Executive Officer of the Corporation (three months ended April 30, 2009 - $nil). The Corporation paid $20,000 to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (three months ended April 30, 2009 - $nil). Carmelo Marrelli is the president of MSSI. (See "Related Party Transactions" for further information);

  The Corporation incurred an increase in business development fees of $111,714 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009. The increase can be attributed to consulting fees, investor relations costs and travel charges incurred to develop the Corporation’s investor profile and business opportunities for the Corporation. No such expense was incurred during the three months ended April 30, 2009;

  General and administrative expenses increased by $131,719. General and administrative totaled $135,320 for the three months ended April 30, 2010 (three months ended April 30, 2009 - $3,601) and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage and courier charges. The increase can be attributed to increased corporate activity for the fourth quarter of 2010 compared to the fourth quarter of 2009;

  Foreign exchange loss increased by $42,264 during the three months ended April 30, 2010, compared with the same period in 2009. The increase in foreign exchange loss can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  Interest income increased by $17,092 during the three months ended April 30, 2010. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, and the private placement, which was completed on December 1, 2009; and

  Write-off of mineral property decreased by $161,023 during the three months ended April 30, 2010. As a result of poor exploration results, the Corporation entered into a termination agreement regarding the Gold Rock property and all exploration expenses on this property were written-off during the three months ended April 30, 2009.

Year Ended April 30, 2009 Compared with Period from May 10, 2007 to April 30, 2008 Prepared in Accordance with Canadian GAAP

The Corporation’s net loss totalled $123,852 for the year ended April 30, 2009, with basic and diluted loss per share of $0.02. This compares with a net loss of $9,253 with basic and diluted loss per share of $0.00 per share for the period from May 10, 2007 to April 30, 2008. The increase of $114,599 in net loss was principally due to the following factors:

  The increase in write-off of mineral property of $161,023 for the year ended April 30, 2009, compared to the period ended April 30, 2008. The increase can be attributed to poor exploration results from the Gold Rock Property.

  For the year ended April 30, 2009, future income tax recovery increased by $45,700 compared to the period ended April 30, 2008. This increase resulted from the benefit of the current year resource properties tax pool being applied against the future income tax liability.

  For the year ended April 30, 2009, the above cost increases/decreases were offset by an increase in interest income of $2,848 compared to the period ended April 30, 2008. The Corporation had higher term deposit interest income in fiscal 2009 compared to fiscal 2008.

  For the year ended April 30, 2009, professional fees increased by $2,052 compared to the period ended April 30, 2008. The increase resulted from increased corporate activity requiring outsourced legal and accounting support.

  All other expenses relate to general working capital purposes.

Subsequent Events

Effective August 20, 2010, the Corporation entered into the definitive agreement with China Opportunity with respect to the Option. On August 24, 2010, the Corporation received $20,000 cash and 400,000 common shares of China Opportunity in accordance with the terms of the definitive agreement.

On August 17, 2010, 1,200 warrants with an exercise price of $1.00 and expiry date of December 1, 2010 were exercised for cash proceeds of $1,200.

As of August 27, 2010, the Trillador agreement has been modified, whereby US$25,000 is required on signing, which has been paid. This allows Rio Condor a 120 business day grace period in which to pay an additional US$25,000 and execute the option agreement. No drilling can be conducted on the Trillador concessions until the total US$50,000 has been paid.

On September 29, 2010, the Corporation appointed Shastri Ramnath as its President and Chief Executive Officer. As of the same date, Hugh Snyder resigned from his position as Chief Executive Officer. Ms. Ramnath was appointed as a director of the Corporation on October 14, 2010.

On October 22, 2010, the Corporation entered into an agreement with BPV Gold, Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC whereby BPV Gold agreed to acquire 10 mineral properties, consisting of a total of 207 unpatented mining claims, located in the State of Nevada. On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer Gold Inc.

Impact of Governmental Policies and Factors on the Corporation’s Exploration Activities

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Various governmental economic, fiscal, monetary and political policies, such as those related to inflation or foreign exchange, may affect the economic conditions prevailing in the Corporation’s countries of operation, which may, in turn, impact its business. These government policies may also affect investments by the Corporation’s shareholders. In particular the Chilean government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Corporation’s financial condition and results of operations could be adversely affected by political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which the Corporation has no control.

Exploration may also be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration and production, price controls, export controls, currency availability, foreign exchange controls, income taxes, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, limitations on mineral exports, high rates of inflation, increased financing costs, and site safety. This may affect both the Corporation’s ability to undertake exploration and development activities in respect of present and future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

Although the Corporation believes that its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development or future potential production. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

5.B. Liquidity and Capital Resources

The activities of the Corporation, principally the acquisition and exploration of properties that have the potential to contain precious and base metals, are financed through equity offerings and the exercise of stock options and warrants. During the year ended April 30, 2010, the Corporation completed the following equity transactions:

(i)	The Corporation completed its initial public offering on October 7, 2009, pursuant to which it issued an aggregate of 6,000,000 units at a price of $0.20 per unit to raise aggregate gross proceeds of $1,200,000. Each unit consists of one common share of the Corporation and one warrant. Each warrant entitles the holder thereof to acquire one additional common share of the Corporation at an exercise price of $0.50 until October 7, 2014. The agent in the offering received an aggregate of 420,000 compensation warrants, each such compensation warrant entitling the agent to acquire one unit with the same terms as those issued in the initial public offering at an exercise price of $0.20 per unit until April 7, 2011. The agent elected to receive an aggregate of 180,000 units in satisfaction of $36,000 of commission to which it was entitled in connection with the offering, with the balance of the commission in the amount of $48,000 paid in cash.

(ii)	On December 1, 2009, the Corporation completed a non-brokered private placement financing, pursuant to which it issued an aggregate of 12,590,000 units at a price of $1.00 per unit to raise aggregate gross proceeds of $12,590,000. Each unit consists of one common share of the Corporation and one warrant. Each warrant entitles the holder to acquire one additional common share of the Corporation until December 1, 2012, at an exercise price of $1.50 per share. In connection with the private placement, the Corporation paid fees in the aggregate amount of $503,400 to certain qualified registrants assisting in the offering, and issued an aggregate of 521,200 compensation warrants to such persons. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $1.00 per share for a period of one year from the date of issuance.

(iii)	21,000 warrants were exercised for cash proceeds of $13,500.

At April 30, 2010, the Corporation had $11,137,382 in cash and cash equivalents (April 30, 2009 - $103,784). As at July 31, 2010, the Corporation had $9,834,942 in cash and cash equivalents (July 31, 2009 - $83,639).

The budgeted corporate activities for Toronto, Canada account for $800,000 to the end of the fourth quarter of fiscal 2011. In addition, proposed exploration expenditures in respect of the Rio Condor properties are approximately $1 million to the end of the fourth quarter of fiscal 2011, which amount is included in the $3.9 million budget for drilling the Rio Condor properties.

The Corporation must also comply with the payment schedule for the Rio Condor properties, which requires the following payments over the 12 months ending April 30, 2011 to keep the properties in good standing:

Name	Payment Date	Amount (US$)
Rosario-Tamara	November 5, 2010	784,999 (1)
SOESMI	June 3, 2010	50,000 (*)
Simonetta	July 23, 2010	10,000 (*)
Simonetta	January 23, 2011	65,000 (2)
Trillador	January 17, 2011	50,000 (*)
959,999 (3)

(*) Payment has been made.
(1) The Corporation paid US$55,000 with respect to the Tamara concessions, which amount includes US$35,000 in property payments and US$20,000 in management fees, and is currently in discussions to negotiate a six month deferral of the remaining payments due in November, 2010 with respect to the Rosario property.
(2) The Corporation has requested a 60-day deferral of the payment due on January 23, 2011.
(3) Canadian equivalent approximately equals $975,167 (Exchange rate - 1.0158 as at April 30, 2010).

On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer Gold Inc. The Corporation anticipates that it would need approximately $3,154,073 for completion of the phase I recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. If warranted based on the results of phase I, the Corporation anticipates that it would need approximately $3,538,096 for completion of the phase II recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. Proposed exploration expenditures to the end of the fourth quarter of fiscal 2011for the Nevada Portfolio properties are approximately $2 million, which amount is included in the $3,057,300 estimated for completing the planned 2011 exploration program on the Hot Pot, Fri Gold, Columbia, Kobeh, Ashby and East Walker properties comprising, in part, the Nevada Portfolio properties. In order to meet the Corporation’s planned exploration expenditures for the Nevada Portfolio properties, additional financing will be required. There can be no assurance, however, that such financing will be obtained on terms acceptable to the Corporation, if at all. If such additional financing is not obtained, the Corporation will be required to significantly curtail its planned exploration activities for the Nevada Portfolio properties. See "Risk Factors."

Accounts payable and accrued liabilities increased to $325,079 at April 30, 2010, compared to $29,926 at April 30, 2009, primarily due to accruals for exploration costs, professional fees, consulting fees and other working capital related items. The Corporation’s cash and cash equivalents as at April 30, 2010, is sufficient to pay these liabilities. At July 31, 2010, accounts payable and accrued liabilities were $115,822. The Corporation’s cash and cash equivalents as at July 31, 2010 is sufficient to pay these liabilities.

The Corporation has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing discretionary and committed exploration and operating activities. See "Trend Information".

As of April 30, 2010, and to the date of this registration statement, the cash resources of the Corporation are held with select Canadian financial institutions.

The Corporation has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short term and non-interest bearing.

The Corporation’s use of cash at present occurs, and in the future is expected to occur, principally in two areas, namely, funding of its general and administrative expenditures and funding of its investment activities. Those investing activities include the cash components of the cost of acquiring and exploring its mineral claims. During the year ended April 30, 2010, the Corporation’s operating expenses increased compared to prior years due to its acquisition of the Rio Condor properties. Corporate head office costs are estimated to average approximately $400,000 per quarter to the end of the fourth quarter of fiscal 2011. The $400,000 covers professional fees, reporting issuer costs, management fees, business development costs and general and administrative costs. In addition, the Corporation plans to spend approximately $1 million (excludes acquisition costs) for its ongoing exploration programs in Chile ending in the fourth quarter of fiscal 2011 (the $1 million is included in the Corporation’s $3.9 million exploration commitment for the Rio Condor properties). The Corporation will also have to make its scheduled property payments for the Rio Condor properties. As of April 30, 2010, approximately $975,167 remains to be spent for the 12 months ending April 30, 2011. The Corporation also plans to spend approximately $2 million to the end of the fourth quarter of fiscal 2011 for exploring the Nevada Portfolio properties, which amount is included in the $3,057,300 estimated for completing the planned 2011 exploration program on certain of the Nevada Portfolio properties. The Corporation believes it currently has sufficient funds to meet its 2010 planned expenditures for corporate head office costs and the Rio Condor properties. In order to meet the Corporation’s planned exploration expenditures for the Nevada Portfolio properties, additional financing will be required. There can be no assurance, however, that such financing will be obtained on terms acceptable to the Corporation, if at all. See "Risk Factors."

The working capital of $10,942,645 at April 30, 2010 (July 31, 2010 - $9,927,963), is expected to be sufficient to meet the Corporation’s plans for the acquisition costs and exploration expenditures for the Rio Condor properties for the 12-month period ending April 30, 2011. However, if the Corporation decides to continue to exercise its option to acquire the Rio Condor properties, additional financing will be required for the Corporation to make its scheduled property payments for the Rio Condor properties. Additionally, in order to meet the Corporation’s planned exploration expenditures for the Nevada Portfolio properties, additional financing will be required. There can be no assurance, however, that such financing will be obtained on terms acceptable to the Corporation, if at all. If such additional financing is not obtained, the Corporation will be required to significantly curtail its planned exploration activities for the Nevada Portfolio properties. See "Risk Factors."

Regardless of whether or not the Corporation develops the Rio Condor properties and the Nevada Portfolio properties, its working capital of $10,942,645 as of April 30, 2010 (July 31, 2010 - $9,927,963), is anticipated to be adequate for it to continue operations at the current level for the 12-month period ending in the fourth quarter of fiscal 2011 even if its expected plans discussed above do not materialize and new plans are developed. However, to meet long-term business plans, exploring its property interests is an important component of the Corporation’s financial success. In addition, in order to meet the Corporation’s scheduled property payments for the Rio Condor properties and planned exploration of the Nevada Portfolio properties, additional financing will be required. See "Risk Factors."

Financial Instruments

The Corporation’s risk exposures and the impact on the Corporation’s financial instruments are summarized below:

Credit Risk

The Corporation’s credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of goods and services tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of July 31, 2010. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2010, the Corporation had a cash and cash equivalents balance of $9,834,942 (July 31, 2009 - $83,639) to settle current liabilities of $115,822 (July 31, 2009 - $58,346). All of the Corporation’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Corporation regularly evaluates its cash position to ensure maintenance of liquidity.

Market Risk

a) Interest Rate Risk

The Corporation has cash and cash equivalents and no interest-bearing debt. The Corporation’s current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Corporation does not hedge against interest rate risk.

b) Foreign Currency Risk

The Corporation’s functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Corporation funds certain operations, exploration and administrative expenses in Chile on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada and Chile, and Chilean peso bank accounts in Chile. The Corporation is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar.

c) Price Risk

The Corporation is exposed to price risk with respect to commodity prices. The Corporation closely monitors commodity prices to determine the appropriate course of action to be taken by the Corporation. As the Corporation’s mineral properties are in the exploration stage and do not contain any mineral resources or mineral reserves, the Corporation does not hedge against commodity price risk.

Sensitivity analysis

The Corporation has designated its cash and cash equivalents as held-for-trading, measured at fair value. Financial instruments included in amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are reasonably possible over a 12-month period:

(i) Cash equivalents are subject to floating interest rates. As at April 30, 2010, if interest rates had decreased/increased by one percentage point from the date of purchase with all other variables held constant, the loss for the year ended April 30, 2010, would have been approximately $101,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

(ii) The Corporation is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect the reported net loss by approximately $28,000.

Capital Management

The Corporation defines capital that it manages as its shareholders’ equity. When managing capital, the Corporation’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at July 31, 2010, total shareholders’ equity (managed capital) was $13,969,426 (2009 - $256,934).

The properties in which the Corporation currently has an interest are in the exploration stage. As such, the Corporation is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Corporation will spend its existing working capital and endeavour to raise additional amounts as needed.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital in current economic conditions by:

(i) maintaining a liquidity cushion in order to address any potential disruptions or industry downturns;
(ii) minimizing discretionary disbursements; and
(iii) reducing or eliminating exploration expenditures that are of limited strategic value.

In light of the above, the Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is appropriate. There were no changes in the Corporation’s approach to capital management during the years ended April 30, 2010 and 2009.

The Corporation is not subject to any capital requirements imposed by a regulator or lending institution. The Corporation expects that its current capital resources will be sufficient to discharge its liabilities as at April 30, 2010 and July 31, 2010.

5.C. Research and Development, Patents and Licenses, etc.

Not applicable.

5.D. Trend Information.

The Corporation is a mineral exploration company, focused on the acquisition, exploration and development of properties for the mining of precious and base metals. The Corporation has operations in Latin America and Canada. The Corporation’s financial success will be dependent upon the extent to which it can make discoveries and on the economic viability of any such discoveries. The development of such assets may take years to complete and the resulting income, if any, is difficult to determine with any certainty. The Corporation lacks mineral resources and mineral reserves and to date has not produced any revenues. The sales value of any minerals discovered by the Corporation is largely dependent upon factors beyond its control, such as the market value of the commodities produced.

Although economic conditions in Canada have improved since the beginning of the year, the Corporation remains cautious in case the economic factors that impact the mining industry deteriorate. These factors include uncertainty regarding the prices of copper, silver, gold, nickel and other minerals, and the availability of equity financing for the purposes of mineral exploration and development. The prices of copper, silver, gold, nickel and other minerals have been volatile in recent periods and financial markets have deteriorated to the point where it has become extremely difficult for companies, particularly junior exploration companies, to raise new capital, even though there are signs the situation is improving. The Corporation’s future performance is largely tied to the development of its current mineral property interests and the overall financial markets. Financial markets are likely to be volatile for the remainder of 2010, reflecting ongoing concerns about the global economy. Companies worldwide have been affected negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting the interests of its current shareholders. With continued market volatility expected, the Corporation’s current strategy is to continue exploring the Rio Condor properties and to seek out other prospective business opportunities. The Corporation believes this focused strategy will enable it to meet the near-term challenges presented by the capital markets while maintaining momentum on key initiatives. These trends may limit the Corporation’s ability to develop and/or further explore the Rio Condor properties, the McCart Property and/or other property interests that could be acquired in the future. Management regularly monitors economic conditions and estimates their impact on the Corporation’s operations and incorporates these estimates in short-term operating and longer-term strategic decisions.

Apart from these and the risk factors noted under "Risk Factors", management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Corporation’s business, financial condition or results of operations.

5.E. Off-Balance Sheet Arrangements

As of the date hereof, the Corporation does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation, including, and without limitation, such considerations as liquidity, capital expenditures and capital resources.

5.F. Tabular Disclosure of Contractual Obligations

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name and municipality of residence of each director and executive officer of the Corporation, as well as such individual’s age, position with the Corporation, principal occupation within the five preceding years and period of service as a director (if applicable).

Name and Province of Residence	Age	Position with Corporation	Principal Occupation for Five Preceding Years	Director Since
Shastri Ramnath	34	President, Chief Executive Officer and Director	Area Geologist – Special Projects, Quadra FNX Mining Ltd.	2010
Hugh Snyder Ontario, Canada	74	Chairman	President, H.R. Snyder Consultants, a consulting firm	2009
John McBride Ontario, Canada	52	Director	Managing Director, CC Capital Partners Group, private investment company (1987 to present)	2007
Jon North Ontario, Canada	49	Director	President, Northquest Ltd., mineral exploration company (2008 to present)	2007
			President and Chief Executive Officer, North Atlantic Resources Ltd. (formerly North Atlantic Nickel Corp.), mineral exploration company (1997 to 2007)
Wolf Seidler Ontario, Canada	64	Director	Consultant/project manager for French Nuclear Waste Agency (Andra)	2010
Carmelo Marrelli Ontario, Canada	39	Chief Financial Officer	President, Marrelli Support Services Inc., corporate services firm (2009 to present) Partner, Marrelli & Drake Corporate Services, corporate services firm (2004 to 2009)	N/A

A description of each of the executive officers and directors of the Corporation (including details with regard to their principal occupations for the last five years) follows:

Shastri Ramnath was appointed the Corporation’s President and Chief Executive Officer effective September 29, 2010 and appointed as a director of the Corporation effective October 14, 2010. Ms. Ramnath received a B.Sc. (Hons) in Geology from the University of Manitoba, Canada in 1999 and subsequently earned an M.Sc. (Exploration Geology) from Rhodes University, South Africa in 2001. She is nearing completion of an MBA from Athabasca University, Canada. Ms. Ramnath has been working in the exploration and mining industry for over 10 years and has worked on projects in the United States, Nunavut, Manitoba, Ontario, Quebec, West Africa, and Chile. Her experience includes two years at Falconbridge Limited in Winnipeg, Canada and over eight years with the Exploration and Resource Group of FNX Mining (now Quadra FNX (TSX:QUX)) in Sudbury, Canada. Ms. Ramnath devotes 100% of her professional time to the Corporation’s business.

Hugh Snyder was appointed as the Corporation’s Chief Executive Officer effective January 11, 2010 and as Chairman and a director of the Corporation effective November 11, 2009. Mr. Snyder resigned as Chief Executive Officer on September 29, 2010. Mr. Snyder received a B.Sc. (Eng.) from the University of Witwatersrand, Johannesburg, South Africa, in 1958 and completed the P.M.D. from Harvard Business School in 1969. He acted as Chairman of Greenstone Resources from May 1993 to July 1997 and since 1985 has served as President of H.R. Snyder Consultants, a consulting firm providing services to junior resource companies. Mr. Snyder has served as a director and officer of a number of publicly traded junior mining companies, including as a former director and Chairman of Fronteer Gold Inc. (TSX:FRG) from January 28, 1999 to November 4, 2003, and as a director of Frontera Copper Corp. (TSX:FCC). Mr. Snyder has also served as Chairman of Greenstone Resources Ltd. (TSX: GRE) and as a director of Rio Narcea Gold Mines Ltd.

John McBride serves as a director of the Corporation. Mr. McBride has been engaged as Managing Director of CC Capital Partners Group, a private investment company and merchant banking group since 1987. Mr. McBride has been a significant shareholder, director, or played an advisory role in several private and public companies during his career, including SOFTIMAGE INC., Northfield Capital Corporation (TSXV:NFD.A), Hosted Data Transactions Solutions Inc. (formerly Dexit Inc.) (TSX:HDX), Phoenix Coal Corporation (TSX:PHC), Anaconda Mining Inc. (TSX:ANX), Andina Minerals Inc. (TSXV:ADM), Moto Goldmines Limited (TSX:MGL), Katanga Mining Limited (TSX:KAT), Normabec Mining Resources Ltd. (TSXV:NMB), Merc International Mining Inc. (TSXV:MRK), Quest Oil and Gas Inc. (CDNX:Q), Pearl Exploration and Productions Ltd., (formerly Pan Global Energy Ltd.), Caspian Energy Inc. (TSX:CEK), Costa Energy Inc. (NEX:CEQ), INI Power Systems Inc., Mightex Inc. and B.F. Realty Inc. Prior to forming CC Capital Partners Group, he was a financial consultant with Merrill Lynch Canada Inc.

Jon North serves as a director of the Corporation. Dr. North is a professional exploration geologist with 25 years of experience in mineral exploration with certain major and junior mining companies world-wide including Western Mining Corp. (WMC) International, BHP Minerals International and Agip Mining Zambia Ltd. Dr. North holds a B.Sc. (1984) from the University of Western Ontario, an M.Sc. (1988) from Memorial University of Newfoundland and a Ph.D. (1993) from the University of Western Ontario. Dr. North’s industry experience is primarily in area selection and target evaluation in the exploration for a wide variety of mineral deposits including Proterozoic Ni-Cu deposits and IOCG deposits. Dr. North currently serves as President of Northquest Ltd., a private mineral exploration company, and previously served as President and a director of North Atlantic Resources Ltd. (formerly North Atlantic Nickel Corp.) from 1997 to 2007. Dr. North was a director of Grange Gold Corporation which was the subject of a cease trade order issued in June, 2003 for failure to file financial statements. The cease trade order was subsequently revoked in July, 2003. Dr. North is also currently a director of Continental Nickel Limited (TSXV:CNI) and New Dawn Mining Corp. (TSX:ND).

Wolf Seidler was appointed as a director of the Corporation effective January 11, 2010. Mr. Seidler is currently a director of Inmet Mining Corp. (TSX: IMN). Mr Seidler has over 35 years of international experience as a mining engineer and has held senior executive positions at Normandy LaSource SAS (TSX:NDY), Quebec Cartier Mining (U.S. Steel), Inmet Mining Corp., J.S. Redpath Ltd., Teck Corporation and Gold Fields Mining Corp.

Carmelo Marrelli serves as the Corporation’s Chief Financial Officer. Mr. Marrelli holds a Bachelor of Commerce degree from the University of Toronto and is qualified as a Chartered Accountant and as a Certified General Accountant in Canada. Since February 1, 2009, Mr. Marrelli has been a principal of Marrelli Support Services Inc., a bookkeeping firm. From 2004 to 2009, Mr. Marrelli was a partner with Marrelli & Drake Corporate Services, a firm which provided administration services to public companies in Canada. Mr. Marrelli also currently serves as Chief Financial Officer of several publicly listed junior mining companies, and as a director of Odyssey Resources Limited (TSXV:ODX). Mr. Marrelli devotes 10% of his professional time through his firm, Marrelli Support Services Inc., to the Corporation’s business.

Steven Mintz resigned as a director, President and Chief Executive Officer of the Corporation effective January 11, 2010.

6.B. Compensation

COMPENSATION OF EXECUTIVE OFFICERS

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended April 30, 2009 and 2010 in respect of the individuals who served, during the fiscal year ended April 30, 2010, as the Chief Executive Officer and the Chief Financial Officer of the Corporation (the “Named Executive Officers”). The Corporation had no other executive officers during the fiscal year ended April 30, 2010.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended April 30,	Salary	Share- based awards	Option-based awards(3)(6)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual Incentive Plans	Long- term incentive plans
Hugh Snyder, Chairman and Former Chief Executive Officer (1)	2010	$37,500(3)	Nil	$472,000(4)	Nil	Nil	Nil	Nil	$509,500
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Carmelo Marrelli, Chief Financial Officer	2010	$36,000(5)	Nil	$8,000(6)	Nil	Nil	Nil	Nil	$44,000
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Steven Mintz, Former President and Chief Executive Officer(2)	2010	$21,000(7)	Nil	$16,000(8)	Nil	Nil	Nil	Nil	$37,000
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note(s):

(1)

Mr. Snyder was appointed as Chairman of the Board and director effective November 11, 2009 and as Chief Executive Officer effective January 11, 2010. Mr. Snyder resigned as Chief Executive Officer on September 29, 2010.

(2)	Mr. Mintz resigned as a director and officer of the Corporation effective January 11, 2010.

(3)	Amounts paid to H.R. Snyder Consultants for the services of Mr. Snyder.

(4)

On November 12, 2009, the Corporation granted 200,000 stock options to Mr. Snyder pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 93%, risk-free rate of return 2.7% and an expected maturity of 5 years. On December 8, 2009, the Corporation granted 300,000 options to Mr. Hugh Snyder pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of$1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 92%, risk-free rate of return 2.5% and an expected maturity of 5 years.

(5)	Amounts paid to MSSI for the services of Mr. Marrelli.

(6)

On August 20, 2009, the Corporation granted 100,000 stock options to Mr. Marrelli, exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $8,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years.

(7)	Amounts paid to St. Germain Capital Corp. for the services of Mr. Mintz.

(8)

On August 20, 2009, the Corporation granted 200,000 stock options to Mr. Mintz, exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $16,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years.

(9)

Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Corporation’s share price.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the Named Executive Officers outstanding as of April 30, 2010.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested
Hugh Snyder	200,000	$1.20	November 12, 2014	$190,000	333,334	$716,668
	300,000	$1.40	December 7, 2014	$225,000
Carmelo Marrelli	100,000	$0.35	August 20, 2014	$180,000	Nil	Nil
Steven Mintz	200,000	$0.35	August 20, 2014	$360,000	Nil	Nil

Notes:

(1)	Based upon the closing price of the common shares as at April 30, 2010 which was $2.15 per share.

Incentive Plan Awards – Value Vested During the Year

Set forth below is a summary of the value vested during the financial year of the Corporation ended April 30, 2010 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the Named Executive Officers.

Name	Option-based awards – value vested during the year(1)	Share-based awards – value vested during the year	Non-equity incentive plan compensation – value earned during the year
Hugh Snyder	$157,333	Nil	Nil
Carmelo Marrelli	$8,000	Nil	Nil
Steven Mintz	$16,000	Nil	Nil

Notes:

(1)

The fair value of the options granted was calculated using the Black-Scholes valuation method using the assumptions set forth in the notes to the table under the heading “Summary Compensation Table” above. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Corporation’s share price.

For further details concerning the incentive plans of the Corporation, please see “Stock Option Plan” under Item 6.E. below.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation’s approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Corporation attempts to maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of the Corporation.

The Corporation’s compensation arrangements for the Named Executive Officers may, in addition to salary, include compensation in the form of bonuses and, over a longer term, benefits arising from the grant of stock options. Given the stage of development of the Corporation, compensation of the Named Executive Officers to date has emphasized meaningful stock option awards to attract and retain Named Executive Officers and to a certain extent, conserve cash. This policy may be re-evaluated in the future to instead emphasize increased base salaries and/or cash bonuses with a reduced reliance on option awards, depending upon the future development of the Corporation and other factors which may be considered relevant by the board from time to time.

During fiscal 2010, (i) Mr. Snyder, in his role as the Chairman and Chief Executive Officer of the Corporation, received, through H.R. Snyder Consultants, a salary of $37,500 and stock option grants valued at $472,000 (in consideration of his services from November 11, 2009 to year end as Chairman of the Corporation, and from January 11, 2010 to year end as Chief Executive Officer of the Corporation); (ii) Mr. Marrelli, the Chief Financial Officer of the Corporation, was paid a salary, through MSSI, of $36,000 and stock option grants valued at $8,000; and (iii) Mr. Mintz, the former President and Chief Executive Officer of the Corporation, was paid, through St. Germain Capital Corp, a salary of $21,000 and stock option grants valued at $16,000 (in consideration of his services until his resignation effective January 11, 2010). The compensation program of the Corporation is designed to reward such matters as exploration success, market success, share performance, and the ability to implement strategic plans. The board of directors of the Corporation establishes and reviews the Corporation’s overall compensation philosophy and its general compensation policies with respect to the Chief Executive Officer and other officers, including the corporate goals and objectives and the annual performance objectives relevant to such officers. The board then evaluates each officer’s performance in light of these goals and objectives. In determining compensation matters, the board may consider a number of factors, including the Corporation’s performance, the value of similar incentive awards to officers performing similar functions at comparable companies, the awards given in past years and other factors it considers relevant. The current overall objectives of the Corporation’s compensation strategy is to reward management for their efforts, while conserving cash where advisable given market conditions and current exploration and development plans. With respect to any bonuses or incentive plan grants which may be awarded to executive officers in the future, the Corporation has not currently set any objective criteria and will instead rely upon any recommendations and discussion at the board level with respect to the above-noted considerations and any other matters which the board may consider relevant on a going-forward basis, including the cash position of the Corporation.

Existing options held by the Named Executive Officers at the time of subsequent option grants are taken into consideration in determining the quantum or terms of any such subsequent option grants. Options have been granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of the Corporation. The size of the option awards is in proportion to the deemed ability of the individual to make an impact on the Corporation’s success.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are currently no employment contracts between the Corporation and any Named Executive Officer or Ms. Ramnath, nor any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive payments from the Corporation in the event of a resignation, retirement or any other termination of the Named Executive Officer’s employment with the Corporation, a change of control of the Corporation or a change in the Named Executive Officer’s responsibilities following a change of control.

COMPENSATION OF DIRECTORS

Historically, directors of the Corporation who were not officers did not receive any cash fees for their services. Directors who were not officers were entitled to receive compensation to the extent that they provided services to the Corporation at rates that would be charged by such directors for such services to arm’s length parties. During the year ended April 30, 2010, no such fees were paid to any director of the Corporation. Going forward, members of the Corporation’s Technical Committee will be entitled to be paid for their service on such committee.

Directors are eligible to participate in the stock option plan of the Corporation. As of November 19, 2010, the Corporation had outstanding options to purchase 2,800,000 common shares, of which 1,550,000 options have been granted to current directors of the Corporation.

The Corporation maintains liability insurance for the directors. The current policy of insurance is in effect until January 7, 2011 and a premium of $18,900 has been paid by the Corporation. No portion of the premium is directly paid by any of the directors. The aggregate insurance coverage obtained under the policy is limited to $15,000,000 with a deductible limit of $25,000 per claim. No claims have been made or paid under such policy.

Director Compensation

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal year ended April 30, 2010, in respect of the individuals who were, during the fiscal year ended April 30, 2010, directors of the Corporation other than the Named Executive Officers.

Name	Fees Earned	Share- based awards	Option- based awards(5)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Jon North	Nil	Nil	$16,000(1)	Nil	Nil	$11,340(4)	$27,340
John McBride	Nil	Nil	$16,000(2)	Nil	Nil	Nil	$16,000
Wolf Seidler	Nil	Nil	$379,750(3)	Nil	Nil	$18,333(4)	$398,083

Notes:

(1)

On August 20, 2009, the Corporation granted 200,000 stock options to Mr. North, exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $16,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years.

(2)

On August 20, 2009, the Corporation granted 200,000 stock options to Mr. McBride, exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $16,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years.

(3)

On January 11, 2010, the Corporation granted 250,000 stock options to Mr. Seidler pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 90%, risk-free rate of return 2.7% and an expected maturity of 5 years.

(4)	Paid in consideration of consulting services provided to the Corporation.

(5)

Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Corporation’s share price.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the directors of the Corporation other than the Named Executive Officers as of April 30, 2010.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Jon North	200,000	$0.35	August 20, 2014	$360,000	Nil	Nil
John McBride	200,000	$0.35	August 20, 2014	$360,000	Nil	Nil
Wolf Seidler	250,000	$2.15	January 11, 2015	Nil	166,667	$358,334

Notes:

(1)	Based upon the closing price of the common shares as at April 30, 2010, which was $2.15 per share.

Incentive Plan Awards – Value Vested During the Year

     Set forth below is a summary of the value vested during the financial year of the Corporation ended April 30, 2010 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the directors of the Corporation, other than the Named Executive Officers.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Jon North	$16,000	Nil	Nil
John McBride	$16,000	Nil	Nil
Wolf Seidler	$126,583	Nil	Nil

Notes:

(1) The fair value of the options granted was calculated using the Black-Scholes valuation method using the assumptions set forth in the notes to the table under the heading “Director Compensation” above. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Corporation’s share price.

6.C. Board Practices

Each of the directors of the Corporation will hold office until the next annual meeting of shareholders and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal. Each of the officers of the Corporation serves at the pleasure of the board of directors of the Corporation. Please also refer to Item 6.A. above for further details regarding the periods of service of each of the current directors and officers of the Corporation.

During the fiscal year ended April 30, 2010 and since such time, there have been no employment contracts between the Corporation and any officer or director of the Corporation, nor any compensatory plan, contract or arrangement where any officer or director was entitled to receive payments from the Corporation in the event of a resignation, retirement or any other termination of his or her employment with the Corporation, a change of control of the Corporation or a change in his or her responsibilities following a change of control.

During the fiscal year ended April 30, 2010, the Corporation’s audit committee was comprised of the full board of directors at the time, including Steven Mintz and Messrs. North and McBride. As of January 11, 2010, Mr. Mintz resigned from the audit committee in conjunction with his resignation from the Corporation. As of March 9, 2010, the audit committee was reconstituted to consist of Messrs. North, McBride and Seidler. Each member of the audit committee was considered to be "independent" other than Mr. Mintz as a result of his role as a former officer of the Corporation. The audit committee is governed by the terms of an audit committee charter which has been adopted by the board of directors of the Corporation. The current members of the audit committee continue to be Messrs. McBride (Chair), Seidler and North.

The charter provides that the audit committee shall consist of at least three members, the majority of whom shall be independent directors, and shall assist the board of directors in its oversight responsibilities relating to financial accounting and reporting process and internal control for the Corporation. The audit committee is responsible for reviewing the Corporation’s annual and quarterly financial statements and management’s discussion and analysis and then reporting thereon to the board for approval of the same. The audit committee is responsible for appointing and monitoring the performance of the Corporation’s outside auditors. The audit committee is responsible for inquiring of management and the independent auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assessing the steps management has taken to minimize such risks. The audit committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. Finally the audit committee is responsible for overseeing related party transactions entered into by the Corporation.

The board of directors of the Corporation does not presently have a remuneration committee.

6.D. Employees

During each of the fiscal years ended April 30, 2008 and 2009, the Corporation had no employees. The Corporation hired one employee in January 2010, which employee provides office administration work in Toronto, Canada.

6.E. Share Ownership

Holder	Number/Type of Shares Under Options Exercisable Currently or Within 60 days of November 19, 2010	Number/Type of Shares Under Warrants Exercisable Currently or Within 60 days of November 19, 2010	Number of Common Shares Held as of November 19, 2010	Percentage of Common Shares Beneficially Held as of November 19, 2010(1)
Shastri Ramnath(2)(4)	133,333 (7) Common Shares	Nil	Nil	*
Steven Mintz(3)	200,000 Common Shares	160,000(8) Common Shares	520,000(9)	2.67%
Jon North(4)	200,000 Common Shares	25,000 Common Shares	25,000	*
John McBride(4)	200,000 Common Shares	150,000 Common Shares	150,000	1.52%
Wolf Seidler(4)	83,333 Common Shares	Nil	Nil	*
Hugh Snyder(4)(5)	233,333 Common Shares	1,000,000 Common Shares	2,400,000 (10)	10.75%
Carmelo Marrelli(6)	100,000 Common Shares	Nil	Nil	*

* Represents less than 1%.

(1)	Based on 32,553,000 shares outstanding as of November 19, 2010 and calculated in accordance with Rule 13d-3 under the Exchange Act.
(2)	Ms. Ramnath was appointed President and Chief Executive Officer of the Corporation effective September 29, 2010. As of such date, she was granted 400,000 options, including (i) 133,333 options which vested on September 29, 2010, (ii) approximately 133,333 options vesting on September 29, 2011 and (iii) approximately 133,334 options vesting on September 29, 2012.
(3)	Steven Mintz resigned as a director, President and Chief Executive Officer of the Corporation effective January 11, 2010.
(4)	Currently a director of the Corporation.
(5)	Currently the Chairman of the Corporation. Mr. Snyder resigned as Chief Executive Officer of the Corporation effective September 29, 2010.
(6)	Currently the Chief Financial Officer of the Corporation.
(7)

Does not include (i) options granted by Hugh Snyder, which are exercisable for 500,000 common shares at an exercise price of $1.00 per share until October 25, 2015, and (ii) options granted by Wayne Beach, which are exercisable for 500,000 common shares at an exercise price of $1.00 per share until October 25, 2015.

(8)	Includes 60,000 warrants held by Mr. Mintz’s minor children and 100,000 warrants held by 1567953 Ontario Limited, of which Mr. Mintz serves as president and a director and is a 25% owner.
(9)	Includes (i) 250,000 shares held by REI Capital Canada Ltd., of which Mr. Mintz’s wife is the sole owner and as to which shares Mr. Mintz disclaims beneficial ownership; (ii) 160,000 shares held by Mr. Mintz’s wife individually as to which shares Mr. Mintz disclaims beneficial ownership; (iii) 60,000 shares held by Mr. Mintz’s minor children; (iv) and 50,000 shares held by 1567953 Ontario Limited, of which Mr. Mintz serves as president and a director and is a 25% owner.
(10)	Mr. Snyder has granted options to Shastri Ramnath which are exercisable for 500,000 common shares at an exercise price of $1.00 per share until October 25, 2015.

Stock Option Plan

The shareholders of the Corporation approved the Plan on December 18, 2007. Up to such number of common shares as is equal to 10% of the aggregate number of common shares of the Corporation issued and outstanding from time to time may be reserved for issue upon the exercise of options granted pursuant to the Plan. As of November 19, 2010, an aggregate of 2,800,000 options have been granted by the Corporation under the Plan.

The purpose of the Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any stock exchange upon which the common shares of the Corporation may be listed or may trade from time to time. The total number of common shares which may be reserved for issuance to any one individual under the Plan within any one year period shall not exceed 5% of the outstanding issue. The maximum number of common shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of common shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of common shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis).

The maximum number of stock options which may be granted to any one consultant under the Plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any persons performing investor relations services under the Plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options issued may not be less than the fair market value of the common shares at the time the option is granted, less any allowable discounts.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Set forth below are the names and shareholdings of all major shareholders of the Corporation (meaning shareholders that are the beneficial owners of 5% or more of each class of the Corporation’s voting securities) as at November 19, 2010:

Name of Major Shareholder	Number of Common Shares Beneficially Held as at November 19, 2010	Percentage of Common Shares Held as at November 19, 2010 (1)
Wayne Beach	6,996,600(2)	18.94%
Hugh Snyder	3,663,333(3)	10.75%
Pinetree Capital Ltd.	2,250,000(4)	6.81%
Fronteer Gold Inc.	4,500,000	13.82%

(1) Based on 32,553,000 shares outstanding as of November 19, 2010 and calculated in accordance with Rule 13d-3 under the Exchange Act.
(2) Includes 4,381,000 common shares issuable upon the exercise of warrants. Mr. Beach has granted options to Shastri Ramnath which are exercisable for 500,000 common shares at an exercise price of $1.00 per share until October 25, 2015.
(3) Includes 233,333 common shares issuable upon the exercise of options and 1,000,000 common shares issuable upon the exercise of warrants. Mr. Snyder has granted options to Shastri Ramnath which are exercisable for 500,000 common shares at an exercise price of $1.00 per share until October 25, 2015.
(4) Includes 500,000 common shares issuable upon the exercise of warrants.

During the last three years, there have been significant changes in the percentage ownership held by each of Wayne Beach, Hugh Snyder, Pinetree Capital Ltd and Fronteer Gold Inc.

On October 7, 2009, Mr. Beach acquired 1,255,000 units of the Corporation, each unit consisting of one common share and one share purchase warrant. On October 9, 2009, Mr. Beach acquired an additional 2,000,000 share purchase warrants. On December 1, 2009, Mr. Beach acquired 1,000,000 units of the Corporation, each unit consisting of one common share and one share purchase warrant.

On October 7, 2009, Mr. Snyder acquired 2,000,000 units of the Corporation, each unit consisting of one common share and one share purchase warrant. On October 9, 2009, Mr. Snyder disposed of 600,000 shares and 2,000,000 share purchase warrants. On December 1, 2009, Mr. Snyder acquired 1,000,000 units of the Corporation, each unit consisting of one common share and one share purchase warrant.

On December 21, 2007, Pinetree Capital Ltd. (“Pinetree”) acquired 1,000,000 common shares of the Corporation. On December 1, 2009, Pinetree acquired 500,000 common shares of the Corporation and 500,000 share purchase warrants.

On November 16, 2010, Fronteer Gold Inc. acquired 4,500,000 common shares of the Corporation.

The major shareholders of the Corporation listed above do not have different voting rights than other holders of Common Shares of the Corporation.

To the knowledge of the Corporation, an aggregate of 9,000 common shares of the Corporation are held in the United States by an aggregate of four shareholders.

The Corporation is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

The Corporation is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Corporation.

7.B. Related Party Transactions

The related party transactions of the Corporation since the date of its incorporation on May 10, 2007 are as follows:

During the year ended April 30, 2010, the Corporation paid consulting fees of $21,000 ($nil for the fiscal year ended April 30, 2009 and $nil for the fiscal year ended April 30, 2008), to St. Germain Capital Corp., a company that is beneficially controlled by Steven Mintz, the former Chief Executive Officer of the Corporation. During the three months ended July 31, 2010, the Corporation paid consulting fees of $nil ($3,000 for the three months ended July 31, 2009) to St. Germain Capital Corp. Steven Mintz is the president and director of the associated company. These costs are reflected in management fees in the Corporation’s consolidated statements of operations.

During the year ended April 30, 2010, the Corporation paid $36,000 ($nil for the fiscal year ended April 30, 2009 and $nil for the fiscal year ended April 30, 2008), to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation. During the three months ended July 31, 2010, the Corporation paid $13,600 ($nil for the three months ended July 31, 2009) to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation. These costs are reflected in management fees in the Corporation’s consolidated statements of operations for the applicable periods. Carmelo Marrelli is the president of MSSI. As at April 30, 2010, MSSI was owed $12,226 (April 30, 2009 - $nil, April 30, 2008 - $nil) and as at July 31, 2010, MSSI was owed $12,613, and such amounts were included in accounts payable and accrued liabilities for the applicable periods.

During the year ended April 30, 2010, the Corporation paid management consulting fees of $37,500 ($nil for the fiscal year ended April 30, 2009 and $nil for the fiscal year ended April 30, 2008) to H.R. Snyder Consultants for the services of Hugh Snyder to act as the Chairman and Chief Executive Officer of the Corporation. During the three months ended July 31, 2010, the Corporation paid management consulting fees of $18,750 ($nil for the three months ended July 31, 2009) to H.R. Snyder Consultants for Hugh Snyder to act as the Chairman and Chief Executive Officer of the Corporation. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in management fees in the Corporation’s consolidated statements of operations for the applicable periods.

For the three months ended July 31, 2010, the Corporation paid $2,235 ($nil for the three months ended July 31, 2009) to DSA Corporate Services Inc. ("DSA"), a firm providing corporate secretarial services to the Corporation. Carmelo Marrelli, the Chief Financial Officer of the Corporation is the secretary of DSA. These costs are reflected in professional fees in the consolidated statements of operations. As at July 31, 2010, DSA was owed $989 ($919 as at April 30, 2010) and this amount was included in accounts payable and accrued liabilities.

During the three months ended July 31, 2010, the Corporation paid geological consulting fees of $15,000 ($nil for the three months ended July 31, 2009) to a director of the Corporation. This cost is reflected in professional fees in the consolidated statements of operations.

Since the date of the Corporation’s incorporation on May 10, 2007, officers and directors of the Corporation have been reimbursed for out of pocket expenses that occurred in the normal course of operations.

The transactions disclosed above occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing and due on demand.

The Chairman and Chief Executive Officer of the Corporation subscribed for 1 million units at a price of $1.00 per unit in the non-brokered private placement financing that closed on December 1, 2009. John McBride, a director of the Company also subscribed for 150,000 units at a price of $1.00 per unit in the non-brokered private placement financing that closed on December 1, 2009.

Except as mentioned above, no director, executive officer, principal holder of securities or any associate or affiliate thereof of the Corporation has or has had any material interest, directly or indirectly, in any transaction involving the Corporation since its incorporation, or in any proposed transaction involving the Corporation, that has materially affected or will materially affect the Corporation.

No individual who is, or at any time since the incorporation of the Corporation was, a director, executive officer or employee of the Corporation, or any of their associates, is or has been indebted to the Corporation, or has had any indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit, or similar arrangement provided by the Corporation.

See "Item 5. Operating and Financial Review and Prospects."

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Except as disclosed below, there are no legal proceedings or regulatory actions involving the Corporation or its properties as at November 19, 2010, nor have there been since the date of incorporation of the Corporation, and the Corporation knows of no such proceedings or actions currently contemplated that are reasonably expected to have a significant effect on the Corporation’s financial position or profitability.

A third party is disputing Rio Condor’s access and exploration rights at the Simonetta mining concessions, based on an existing lease agreement which the former owner of such concessions entered into with the third party. Such lease was not disclosed to Rio Condor at the closing of the option agreement. Management of the Corporation believes that this opposition is without merit.

The payments due under the acquisition agreement dated January 23, 2010 in connection with the Simonetta mining concessions were temporarily suspended as per a force majeure clause in the contract. Pursuant to a modification agreement dated September 15, 2010, the parties have subsequently agreed that Rio Condor would exercise its option to acquire the Simonetta mining concessions upon delivery of the second payment in the amount of $10,000 due under the agreement, which payment was delivered by Rio Condor on September 15, 2010. The remaining cash payments are due as indicated in the agreement; however, Rio Condor may, in its sole discretion and without incurring liability, cease delivery of payments under the agreement and return the property to the former owners. The parties believe that, under Chilean civil law, Rio Condor may potentially have a stronger claim against the third party as an owner of the Simonetta mining concessions rather than as the holder of an option to acquire such property. Consequently, Rio Condor has initiated a lawsuit against the third party requesting the competent ordinary court of Copiapo (1st Ordinary Court) to declare the termination of the lease in accordance with the applicable civil law.

The Corporation has never declared or paid cash dividends on its common shares and does not intend to do so in the near future. Any dividends declared in the future will be at the discretion of the board of directors. See "Risk Factors" regarding the Corporation’s dividend policy.

See "Item 17. Financial Statements."

8.B. Significant Changes

Since the date of the most recent interim financial statements of the Corporation (July 31, 2010), no significant changes have occurred with respect to the business of the Corporation, except as follows:

Effective August 20, 2010, the Corporation entered into the definitive agreement with China Opportunity with respect to the Option. On August 24, 2010, the Corporation received $20,000 cash and 400,000 common shares of China Opportunity in accordance with the terms of the definitive agreement.

On August 17, 2010, 1,200 warrants with an exercise price of $1.00 and expiry date of December 1, 2010 were exercised for cash proceeds of $1,200.

As of August 27, 2010, the Trillador agreement has been modified, whereby US$25,000 is required on signing, which has been paid. This allows Rio Condor a 120 business day grace period in which to pay an additional US$25,000 and execute the option agreement. No drilling can be conducted on the Trillador concessions until the total US$50,000 has been paid.

On September 29, 2010, the Corporation appointed Shastri Ramnath as its President and Chief Executive Officer. As of the same date, Hugh Snyder resigned from his position as Chief Executive Officer. Ms. Ramnath was appointed as a director of the Corporation on October 14, 2010.

On October 22, 2010, the Corporation entered into an agreement with BPV Gold, Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC whereby BPV Gold agreed to acquire 10 mineral properties, consisting of a total of 207 unpatented mining claims, located in the State of Nevada. On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer Gold Inc.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

The common shares, without par value, of the Corporation are listed and traded on the TSX under the symbol “BPV”. The following table indicates the high and low market prices and volume with respect to trading activity for the common shares on a monthly basis since the commencement of the listing of the common shares on the TSX Venture Exchange ("TSXV"), which occurred on October 9, 2009. (1)

Month	High	Low	Volume
November 2010	$1.20	$1.00	817,060
October 2010	$1.26	$1.00	594,711
September 2010	$1.25	$0.91	245,589
August 2010	$1.41	$1.15	316,220
July 2010	$1.50	$1.10	455,371
June 2010	$1.69	$1.29	144,700

(1) The common shares of the Corporation commenced trading on the TSXV on October 9, 2009. The Corporation subsequently graduated to the Toronto Stock Exchange and the common shares ceased trading on the TSXV and commenced trading on the TSX effective April 16, 2010.

For the first quarter ended July 31, 2010, the high and low market prices of the common shares of the Corporation were $2.15 and $1.10, respectively. For the second quarter ended October 31, 2010, the high and low market prices of the common shares of the Corporation were $1.41 and $0.91, respectively.

The Corporation is registering its common shares without par value on this Registration Statement on Form 20-F, as amended. There are no arrangements for transfer of the Corporation’s common shares or any restrictions on the free transferability of the shares.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The common shares of the Corporation are listed and posted for trading on the TSX and the Pink Sheets.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Pursuant to the articles of incorporation, the Corporation is authorized to issue an unlimited number of common shares without par value, of which 28,041,000 common shares were issued and outstanding as of July 31, 2010, and 32,553,000 common shares were issued and outstanding as of November 19, 2010.

Neither the Corporation nor any subsidiary of the Corporation holds any common shares of the Corporation.

As of July 31, 2010, the Corporation had an aggregate of 22,085,200 convertible securities outstanding, comprised of (a) an aggregate of 6,160,000 Subject Warrants, each entitling the holder to acquire one common share at an exercise price of $0.50 until October 7, 2014; (b) an aggregate of 420,000 compensation options, each entitling the holder to acquire one unit (comprised of one common share and one Subject Warrant) at an exercise price of $0.20 until April 7, 2011; (c) an aggregate of 12,590,000 share purchase warrants, each entitling the holder to acquire one common share at an exercise price of $1.50 until December 1, 2012; (d) an aggregate of 515,200 compensation warrants, each entitling the holder to acquire one common share at an exercise price of $1.00 until December 1, 2010; (e) an aggregate of 700,000 stock options, each entitling the holder to acquire one common share at an exercise price of $0.35 until August 20, 2014; (f) an aggregate of 200,000 stock options, each entitling the holder to acquire one common share at an exercise price of $1.20 until November 12, 2014; (g) an aggregate of 250,000 stock options, each entitling the holder to acquire one common share at an exercise price of $1.20 until November 17, 2014; (h) an aggregate of 300,000 stock options, each entitling the holder to acquire one common share at an exercise price of $1.40 until December 7, 2014; (i) an aggregate of 525,000 stock options, each entitling the holder to acquire one common share at an exercise price of $1.40 until December 7, 2014; (j) an aggregate of 250,000 stock options, each entitling the holder to acquire one common share at an exercise price of $2.15 until January 11, 2015; (k) an aggregate of 100,000 stock options, each entitling the holder to acquire one common share at an exercise price of $2.40 until January 25, 2015; (l) an aggregate of 25,000 stock options, each entitling the holder to acquire one common share at an exercise price of $2.40 until February 1, 2015; and (m) an aggregate of 50,000 stock options, each entitling the holder to acquire one common share at an exercise price of $2.45 until March 10, 2015.

As of November 19, 2010, the Corporation had an aggregate of 22,473,200 convertible securities outstanding, comprised of (a) an aggregate of 6,160,000 Subject Warrants, each entitling the holder to acquire one common share at an exercise price of $0.50 until October 7, 2014; (b) an aggregate of 420,000 compensation options, each entitling the holder to acquire one unit (comprised of one common share and one Subject Warrant) at an exercise price of $0.20 until April 7, 2011; (c) an aggregate of 12,590,000 share purchase warrants, each entitling the holder to acquire one common share at an exercise price of $1.50 until December 1, 2012; (d) an aggregate of 503,200 compensation warrants, each entitling the holder to acquire one common share at an exercise price of $1.00 until December 1, 2010; (e) an aggregate of 700,000 stock options, each entitling the holder to acquire one common share at an exercise price of $0.35 until August 20, 2014; (f) an aggregate of 200,000 stock options, each entitling the holder to acquire one common share at an exercise price of $1.20 until November 12, 2014; (g) an aggregate of 250,000 stock options, each entitling the holder to acquire one common share at an exercise price of $1.20 until November 17, 2014; (h) an aggregate of 300,000 stock options, each entitling the holder to acquire one common share at an exercise price of $1.40 until December 7, 2014; (i) an aggregate of 525,000 stock options, each entitling the holder to acquire one common share at an exercise price of $1.40 until December 7, 2014; (j) an aggregate of 250,000 stock options, each entitling the holder to acquire one common share at an exercise price of $2.15 until January 11, 2015; (k) an aggregate of 100,000 stock options, each entitling the holder to acquire one common share at an exercise price of $2.40 until January 25, 2015; (l) an aggregate of 25,000 stock options, each entitling the holder to acquire one common share at an exercise price of $2.40 until February 1, 2015; (m) an aggregate of 50,000 stock options, each entitling the holder to acquire one common share at an exercise price of $2.45 until March 10, 2015; and (n) an aggregate of 400,000 stock options, each entitling the holder to acquire one common share at an exercise price of $1.05 until September 23, 2015.

Set forth below is a summary of all stock options of the Corporation outstanding as of July 31, 2010.

Grantee	Position with Corporation	Expiry Date	Exercise Price	Number of Common Shares under Option
Hugh Snyder	Chairman, Chief Executive Officer and Director	November 12, 2014	$1.20	200,000
Hugh Snyder	Chairman, Chief Executive Officer and Director	December 7, 2014	$1.40	300,000
Steve Mintz	Former Chief Executive Officer & Director	August 20, 2014	$0.35	200,000
Jon North	Director	August 20, 2014	$0.35	200,000
John McBride	Director	August 20, 2014	$0.35	200,000
Wolf Seidler	Director	January 11, 2015	$2.15	250,000
Carmelo Marrelli	Chief Financial Officer	August 20, 2014	$0.35	100,000
Nadir Desai	Consultant	November 17, 2014	$1.20	250,000
Susanna Etienne	Consultant	December 7, 2014	$1.40	25,000
Francisco Schubert	Consultant	December 7, 2014	$1.40	250,000
David O’Connor	Consultant	December 7, 2014	$1.40	250,000
Herbert Soroca	Consultant	January 25, 2015	$2.40	100,000
Ludyann Gibson	Employee	February 1, 2015	$2.40	25,000
Mike Porter	Consultant	March 10, 2015	$2.45	50,000

The following table contains details of the prior sales of common shares by the Corporation from incorporation to July 31, 2010:

Date	Number and Type of Securities	Price
May 10, 2007	500,000 Common Shares	$0.0002 per Common Share
December 21, 2007	7,395,000 Common Shares	$0.06 per Common Share
July 29, 2009	150,000 Common Shares	N/A(3)
October 7, 2009	6,180,000 Common Shares	$0.20 per Unit(1)
December 1, 2009	12,590,000 Common Shares	$1.00 per Unit(2)
December 14, 2009	1,200,000 Common Shares	N/A(4)
January 18, 2010	5,000 Common Shares	$0.50(5)
January 21, 2010	5,000 Common Shares	$0.50(5)
January 22, 2010	5,000 Common Shares	$0.50(5)
April 14, 2010	6,000 Common Shares	$1.00(5)
June 8, 2010	5,000 Common Shares	$0.50(5)

(1) Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at an exercise price of $0.50 until October 7, 2014.
(2) Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at an exercise price of $1.50 until December 1, 2012.
(3) These common shares were issued as partial consideration for the acquisition by the Corporation of its interest in the McCart Property.
(4) These common shares were issued as partial consideration for the acquisition by the Corporation of its acquisition of 100% of the shares of Rio Condor.
(5) Issuable upon exercise of outstanding share purchase warrants of the Corporation.

An aggregate of 7,895,000 common shares of the Corporation were issued and outstanding as at May 1, 2009 (the commencement of the most recently completed fiscal year of the Corporation). 20,141,000 common shares were issued during the fiscal year ended April 30, 2010, such that as of April 30, 2010, an aggregate of 20,036,000 common shares of the Corporation were outstanding.

There have been no events since the incorporation of the Corporation which have changed the number and classes of shares of which the share capital is composed.

10.B. Memorandum and Articles of Association

Holders of common shares are entitled to receive notice of any meetings of shareholders of the Corporation, and to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro rata basis such dividends on the common shares, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor, and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any preemptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

In order to amend the rights attaching to the common shares of the Corporation, shareholder approval would be required to be obtained in accordance with applicable corporate law, and the Corporation’s articles of incorporation would then be amended accordingly.

There are no restrictions on the business the Corporation may carry on or the powers the Corporation may exercise.

Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(a) borrow money upon the credit of the Corporation;
(b) issue, re-issue, sell or pledge debt obligations of the Corporation;
(c) subject to the provisions of the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and
(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

Pursuant to the bylaws of the Corporation, a director who is a party to, or who is a director of or has a material interest in any person who is a party to, a material contract or transaction with the Corporation shall be referred to the board or shareholders for approval and the interested director shall not vote on any resolution to approve such contract except as permitted by the Business Corporations Act.

Pursuant to the bylaws of the Corporation, the directors shall be paid such remuneration for their services as the board of directors may from time to time determine.

There are no limitations contained in the articles or bylaws of the Corporation restricting non-Canadian persons from holding, or exercising voting rights of, common shares of the Corporation.

The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the board (if any) or the President of the Corporation may from time to time determine. The board, the Chairman of the board (if any) or the President of the Corporation also has power to call a special meeting of shareholders at any time. The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.C. Material Contracts

The only material contracts entered into by the Corporation, other than in the ordinary course of business, since the date of incorporation of the Corporation are as follows:

(i)	the Agency Agreement dated September 25, 2009 between the Corporation and Toll Cross Securities Inc. governing the terms of the initial public offering of the Corporation;

(ii)

the Acquisition Agreement between the Corporation and William Brereton dated November 11, 2008 pursuant to which the Corporation acquired its 100% interest in two of the claims comprising, in part, the McCart Property, subject to a 2% NSR;

(iii)

the Acquisition Agreement between the Corporation and William Brereton dated July 30, 2009 pursuant to which the Corporation granted a 1% NSR to William Brereton with respect to three of the claims comprising, in part, the McCart Property;

(iv)

the Amended and Restated Warrant Indenture entered into between the Corporation and Valiant Trust Company dated September 25, 2009 governing the terms of the share purchase warrants of the Corporation issued on October 7, 2009;

(v)

the Warrant Indenture entered into between the Corporation and Valiant Trust Company dated December 1, 2009 governing the terms of the share purchase warrants of the Corporation issued on December 1, 2009;

(vi)

the Purchase Agreement dated November 10, 2009 between the Corporation, Francisco Schubert Seiffert and Rio Condor Resources S.A. pursuant to which the Corporation acquired 100% of the issued and outstanding shares of Rio Condor, save and except for one nominee share;

(vii)

Acquisition Agreement dated January 23, 2010 among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta Property;

(viii)	Acquisition Agreement dated December 3, 2009 between the Rio Condor Resources S.A. and Maria Teresa Ortiz Carrasco in connection with the SOESMI Property;

(ix)	Letter of Intent – Option Agreement related to the Rosario I / 10 with its Demasias dated September 11, 2009.

(x)	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Eliana I Una de la Sierra San Marcos related to the Eliana I concessions dated November 5, 2009;

(xi)	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A., Sociedad Legal Minera Eliana II Una de la Sierra San Marcos and Sociedad Legal Minera Eliana III Una de la Sierra San Marcos related to the Eliana II and Eliana III concessions dated November 5, 2009;

(xii)

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Julia Una de la Sierra San Marcos related to the Julia concessions dated November 5, 2009;

(xiii)

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Rosario Una de la Sierra San Marcos related to the Rosario concessions dated November 5, 2009;

(xiv)

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009;

(xv)

Amendment of Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009;

(xvi)	Option Agreement related to the McCart Property dated August 20, 2010 between the Corporation and China Opportunity;

(xvii)	Letter of Intent – Option Agreement related to the Trillador property dated June 23, 2010;

(xviii)	First Modification to Letter of Intent – Option Agreement related to the Trillador property dated August 27, 2010;

(xix)	Purchase Agreement dated October 22, 2010 among the Corporation, BPV Gold, Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC in connection with certain mining claims located in Nevada; and

(xx)	Modification to Acquisition Agreement among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta Property dated September 15, 2010.

10.D. Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See “Taxation.” There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Corporation on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares. The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. Certain Government of Canada uranium policies may be material in respect of such a review.

A direct investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Corporation was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Corporation and the book value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5 million or more. An indirect investment in the common shares by a non-Canadian who is not a WTO Investor when the Corporation was not controlled by a WTO Investor would be reviewable if the book value of the assets of the Corporation was $50 million or more. However, this threshold falls to $5 million where the Canadian assets constitute more than 50% of the value of total worldwide assets acquired in the transaction. A direct investment in the common shares by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Corporation and the book value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2009 was any amount in excess of $312 million. An indirect investment in the common shares by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor would not be reviewable. All non-reviewable investments, however, would be subject to post-closing notification. Amendments to the Investment Canada Act are expected to come into force some time in 2010 that will change the financial threshold that will trigger a review. These amendments will make direct acquisitions of control by WTO Investors, or investments by non-Canadians when the Corporation was controlled by a WTO Investor reviewable if the enterprise value (which term is to be defined in regulations not yet in force) of the Corporation $600 million (which amount will increase in subsequent years). The monetary thresholds will remain the same for investments by non-WTO Investors or investments by non-Canadians when the Corporation was not controlled by a WTO Investor.

A non-Canadian would acquire control of the Corporation for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of the common shares.

A completed or proposed acquisition of common shares of the Corporation (whether or not control is acquired) may also be reviewable if the Minister of Industry, after consultation with the Minister of Public Safety and Emergency Preparedness, considers that the investment could be injurious to national security and the Canadian federal cabinet makes an order for the review of the investment. Furthermore, to the extent that the investor has not implemented the proposed acquisition of common shares of the Corporation and the Minister of Industry has reasonable grounds to believe that the investment could be injurious to national security, the investor may not implement the acquisition without clearance if the minister sends a notice to the investor that an order for the review of the investment may be made.

Certain transactions relating to the common shares may be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of the common shares, remained unchanged.

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable to the holding and disposition of common shares in the capital of the Corporation by a person who is a resident of the United States (and not resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”)), who is entitled to the benefit of the Treaty, who holds common shares solely as capital property and does not use or hold a common share in carrying on business in Canada (a “US Holder”). Generally the common shares will be considered to be capital property to a US Holder provided the holder does not hold the common shares in the course of carrying on a business of trading in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Special rules, which are not discussed herein, may apply to a holder of common shares who is a non-resident insurer which carries on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), the Treaty, all specific proposals to amend the Tax Act, the Regulations and the Treaty publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and the administrative practices and assessing policies of the of Canada Revenue Agency published in writing by it prior to the date hereof.

This summary is not exhaustive of all possible Canadian federal income tax considerations and except for the Proposals, does not take into account or anticipate any changes in the law or practice, whether by judicial, governmental, or legislative decision or action, nor does it take into account any provincial, territorial or foreign (including without limitation, any US) tax law or treaty, which may differ significantly from those discussed herein. It is assumed that all Proposals will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects. Each US Holder is advised to obtain tax and legal advice applicable to such US Holder’s particular circumstances.

Dividends

Dividends on common shares paid or credited by the Corporation to a US Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. In general, the Treaty reduces the rate of withholding with respect to dividends paid to a US Holder to 15% of the gross amount of the dividend. If the US Holder is a company that owns at least 10% of the voting stock of the Corporation and beneficially owns the dividend, the rate of withholding tax is reduced to 5% under the Treaty. Further, under the Treaty dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in the United States, are generally exempt from Canadian withholding tax. The Corporation is required to withhold the applicable tax from the dividend payable to the US Holder, and to remit the tax to the Receiver General of Canada for the account of the US Holder.

Disposition of Common Shares

A US Holder will not be subject to tax under the Tax Act on any capital gain realized on an actual or deemed disposition of a common share, provided the common shares are not “taxable Canadian property” to the US Holder. The common shares will not be taxable Canadian property to a US Holder with respect to a particular disposition unless at any time in the 60 month period preceding the disposition the US Holder while the common shares are listed on a designated stock exchange (which includes Tiers 1 and 2 of the TSXV), persons with whom the US Holder does not deal at arm’s length or the US Holder together with such persons owned 25% or more of the common shares (or any other class or series of shares of the Corporation). Further, the Treaty may exempt a US Holder from tax imposed under the Tax Act on capital gains arising on the disposition of common shares.

In the Canadian federal budget released on March 4, 2010, the Minister of Finance (Canada) proposed that after March 4, 2010, shares that are listed on a designated stock exchange will generally not constitute taxable Canadian property of a US Holder unless at any time during the 60-month period immediately preceding the disposition (i) the US Holder, persons with whom the US Holder did not deal at arm’s length, or the US Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the company, and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

United States Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS REGISTRATION STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of the Corporation’s common shares offered hereunder. It addresses only U.S. Holders that hold the Corporation’s common shares as capital assets within the meaning of Section 1221 of the Code (generally, assets held for investment purposes). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans, regulated investment companies, common trust funds, U.S. Holders subject to the alternative minimum tax, U.S. Holders holding the Corporation’s common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to market method of accounting for their securities holdings, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired the Corporation’s common shares in connection with the performance of services. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds the Corporation’s common shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of the Corporation’s common shares that is (i) a citizen or individual resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation (or an entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury Regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) may depend on both the partner’s and the partnership’s status and the activities of such partnership. Partnerships that are beneficial owners of the Corporation’s common shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the ownership and disposition of the Corporation’s common shares.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Ownership and Disposition of the Corporation’s Common Shares

Distributions. Subject to the discussion below under “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” and under “Certain United States Federal Income Tax Considerations – Controlled Foreign Corporations,” distributions made with respect to the Corporation’s common shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Corporation’s current and accumulated earnings and profits, if made with respect to the Corporation’s common shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such common shares, and thereafter as capital gain.

For taxable years beginning before January 1, 2011, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividends is an individual, estate, or trust, and (c) such dividend is paid on the Corporation’s shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

The Corporation generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if the Corporation is eligible for the benefits of the Convention between the U.S. and Canada with Respect to Taxes on income and Capital (the “Canada-U.S. Tax Convention”) or, if not, the Corporation’s shares are readily tradable on an established securities market in the U.S. However, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a PFIC for the taxable year during which it pays a dividend or for the preceding taxable year.

As discussed below, the Corporation has not made a determination of whether it is or has been a PFIC. It is possible that the Corporation currently is, may have been or will be a PFIC.

If any dividends are paid in Canadian dollars, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the payment, regardless of whether the payment is actually converted into U.S. dollars. If any Canadian dollars actually or constructively received by a U.S. Holder are later converted into U.S. dollars, such U.S. Holder may recognize gain or loss on the conversion, which will be treated as ordinary gain or loss. Such gain or loss generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit purposes.

A U.S. Holder may be entitled to deduct or claim a credit for Canadian withholding taxes, subject to applicable limitations in the Code. Dividends paid on the Corporation’s common shares will be treated as income from sources outside the U.S. and generally will be “passive category income” for U.S. foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex and the availability of the credit is subject to limitations. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Dispositions. Subject to the discussion below under “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” and “Certain United States Federal Income Tax Considerations – Controlled Foreign Corporations,” upon the sale, exchange or other taxable disposition of the Corporation’s common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such common shares. Capital gain or loss recognized upon a sale, exchange or other taxable disposition of the Corporation’s common shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such common shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition. The deductibility of capital loss is subject to limitations.

Passive Foreign Investment Company Rules

The foregoing discussion assumes that the Corporation is not a PFIC. Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is treated as a PFIC. In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income. For these purposes, passive income generally includes dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions, including transaction involving oil and gas. However, gains and losses from commodities transactions generally are excluded from the definition of passive income if (i) such gains or losses are derived by a non-U.S. corporation in the active conduct of a commodity business, and (ii) “substantially all” of such corporation’s business is as an active producer, processor, merchant or handler of commodities of like kind (the “active commodities business exclusion”).

The Corporation has not made a determination as to its PFIC status for the current or any past taxable years. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Thus, there can be no assurance that the Corporation is not a PFIC for the current taxable year, has not been for any past taxable years or will not be a PFIC for any future taxable years.

The following U.S. federal income tax consequences generally will apply to a U.S. Holder of the Corporation’s common shares if the Corporation is treated as a PFIC:

     Distributions. Distributions made by the Corporation with respect to its common shares, to the extent such distributions are treated as “excess distributions” pursuant to Section 1291 of the Code, must be allocated ratably to each day of the U.S. Holder’s holding period for such common shares. The amounts allocated to the taxable year during which the distribution is made, and to any taxable years in such U.S. Holder’s holding period which are prior to the first taxable year in which the Corporation is treated as a PFIC, are included in such U.S. Holder’s gross income as ordinary income for the taxable year of the distribution. The amount allocated to each other taxable year is taxed as ordinary income in the taxable year of the distribution at the highest tax rate in effect for the U.S. Holder in that other taxable year and is subject to an interest charge at the rate applicable to underpayments of tax. Any distribution made by the Corporation that does not constitute an excess distribution would be treated in the manner described under “Certain United States Federal Income Tax Considerations — Ownership and Disposition of the Corporation’s Common Shares — Distributions,” above.

     Dispositions. The entire amount of any gain realized upon the U.S. Holder’s disposition of the Corporation’s common shares generally will be treated as an excess distribution made in the taxable year during which such disposition occurs, with the consequences described above.

     Elections. In general, the adverse U.S. federal income tax consequences of holding stock of a PFIC described above may be mitigated if a U.S. shareholder of the PFIC is able to, and timely makes, a valid qualified electing fund (“QEF”) election with respect to the PFIC or a valid mark-to-market election with respect to the stock of the PFIC. U.S. Holders should be aware that there can be no assurance that the Corporation will supply U.S. Holders with the information and statements that such U.S. Holders require to make a QEF election under Section 1295 of the Code.

Congress recently enacted the Hiring Incentives to Restore Employment Act (“HIRE”). Under HIRE, U.S. Holders of a PFIC are required to file an annual report containing any information that may be required by the Treasury. No information requirements have yet been specified by the Treasury.

U.S. Holders should consult their own tax advisors as to the tax consequences of owning and disposing of stock in a PFIC, including the availability of any elections that may mitigate the adverse U.S. federal income tax consequences of holding stock of a PFIC.

Certain Controlled Foreign Corporation Rules

If more than 50% of the total voting power or the total value of the Corporation’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the Corporation’s outstanding shares (each a “10% Shareholder”), the Corporation could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The Corporation’s classification as a CFC would effect many complex results, including that under Section 1248 of the Code, gain from the disposition of the Corporation’s common stock by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the disposition will be treated as a dividend to the extent of the Corporation’s earnings and profits attributable to the common shares sold or exchanged.

If the Corporation is classified as both a PFIC and a CFC, the Corporation generally will not be treated as a PFIC with respect to 10% Shareholders.

The Corporation has made no determination as to whether it currently meets or has met the definition of a CFC, and there can be no assurance that it will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Information Reporting and Backup Withholding Tax

Dividend payments made with respect to shares of the Corporation’s stock and proceeds from the sale, exchange or other disposition of shares of the shares may be subject to information reporting requirements, and to possible U.S. backup withholding (currently at a rate of 28%). In general, backup withholding will apply with respect to reportable payments made to a U.S. Holder unless (i) the U.S. Holder is a corporation or other exempt recipient and, if required, demonstrates such exemption, or (ii) the U.S. Holder furnishes the payor with a taxpayer identification number on Internal Revenue Service (“IRS”) Form W-9 in the manner required, certifies under penalty of perjury that such U.S. Holder is not currently subject to backup withholding and otherwise complies with the backup withholding requirements.

A Non-U.S. Holder may be required to certify as to its non-U.S. status on IRS Form W-8BEN (or other applicable form) in order to establish an exemption from backup withholding. The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the Non-U.S. Holder provides the payor with its name and address and certifies the non-U.S. status or otherwise establish an exemption from such withholding. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interests in the partnership, backup withholding will not apply but such payments nonetheless will be subject to information reporting, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding imposed on a payment to a holder will be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF THE CORPORATION’S COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

The summary description of the McCart Property contained in this Amendment No. 2 to Form 20-F under the heading “Summary of Report on the McCart Property” has been derived from the McCart Report and included herein with the consent of Kevin Montgomery, M.Sc.(A), P.Geo, 1190 Lozanne Cr., Timmins, Ontario, Canada P4P 1E8. Kevin Montgomery is a qualified person who is independent of the Corporation within the meaning of NI 43-101.

The summary description of the Rosario Property contained in this Amendment No. 2 to Form 20-F under the heading “Summary of Report on the Rosario Property” has been derived from the Rosario Report and included herein with the consent of Matthew D. Gray, Ph.D., C.P.G., Calle 14 de Abril #68, Colonia San Benito, Hermosillo, Sonora, Mexico CP83190. Mr. Gray is a qualified person who is independent of the Corporation within the meaning of NI 43-101.

The summary description of the Nevada Portfolio contained in this Amendment No. 2 to Form 20-F under the heading "Summary of Report on the Nevada Portfolio" has been derived from the Nevada Report and included herein with the consent of Matthew D. Gray, Ph.D., C.P.G., Calle 14 de Abril #68, Colonia San Benito, Hermosillo, Sonora, Mexico CP83190. Mr. Gray is a qualified person who is independent of the Corporation within the meaning of NI 43-101.

10.H. Documents on Display

All documents referenced in this Amendment No. 2 to Form 20-F concerning the Corporation may be examined during regular business hours of the Corporation at the principal office address of the Corporation at 36 Toronto Street, Toronto, Ontario M5C 2C5.

The Corporation has filed with the Commission this Amendment No. 2 to Registration Statement on Form 20-F, including exhibits, under the Exchange Act with respect to the Corporation’s common shares.

You may read and copy all or any portion of the Registration Statement of other information in our files in the Commission’s public reference room at 100 F. Street, NE, Room 1580, Washington, D.C. 20549. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

10.I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)

Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended July 31, 2010
(Unaudited)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)

Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended July 31, 2010
(Unaudited)

INDEX
Management's Responsibility for Financial Reporting	F-1
Interim Consolidated Balance Sheet	F-2
Interim Consolidated Statements of Operations and Comprehensive Loss	F-3
Interim Consolidated Statements of Shareholders' Equity	F-4
Interim Consolidated Statements of Cash Flows	F-5
Notes to Interim Consolidated Financial Statements	F-6 - F-26

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Bridgeport Ventures Inc. (An Exploration Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the April 30, 2010 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/s/ Hugh Snyder	/s/ Carmelo Marrelli
Chairman and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
September 13, 2010

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Balance Sheet
(Expressed in Canadian Dollars)
(Unaudited)

	July 31,	April 30,
	2010	2010

Assets

Current assets
Cash and cash equivalents	$9,834,942	$11,137,382
Amounts receivable and prepaids	208,843	130,342

	10,043,785	11,267,724
Interest in exploration properties and deferred exploration expenditures (Note 5)	4,422,054	3,840,460
Equipment (Note 6)	27,409	26,007

	$14,493,248	$15,134,191

Liabilities

Current liabilities
Accounts payable and accrued liabilities (Note 10)	$115,822	$325,079

Future income tax liability	408,000	424,189

	523,822	749,268

Shareholders' Equity
Capital stock (Note 7)	11,801,733	11,798,967
Warrants (Note 9)	3,679,234	3,679,500
Contributed surplus	1,254,634	1,017,759
Deficit	(2,766,175)	(2,111,303)

	13,969,426	14,384,923

	$14,493,248	$15,134,191

Contingencies (Notes 5 and 13)
Subsequent events (Note 14)

Approved on behalf of the board:

signed " Hugh Snyder "	signed "John McBride"
Director	Director

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

For the three months ended July 31,	2010	2009

Expenses
Stock-based compensation (Note 8)	$236,875	$-
Professional fees (Note 10)	226,219	4,000
Reporting issuer costs	21,845	-
Management fees (Note 10)	32,350	3,000
Business development	73,682	-
General and administrative	102,386	61
Foreign exchange gain	(6,327)	-
Amortization	1,725	-

Loss before the under-noted	688,755	7,061

Interest income	(17,694)	-

Net loss before taxes	671,061	7,061

Future income tax (recovery)	(16,189)	-

Net loss and comprehensive loss	$654,872	$7,061

Net loss per share - basic and diluted	$0.02	$0.00

Weighted average number of shares outstanding
- basic and diluted	28,038,880	7,898,288

Interim Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

For the three months ended July 31,	2010	2009

Deficit, beginning of period	$(2,111,303)	$(133,105)
Net loss	(654,872)	(7,061)

Deficit, end of period	$(2,766,175)	$(140,166)

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

	Capital		Contributed
	Stock	Warrants	Surplus	Deficit	Total

Balance, April 30, 2009	$367,100	$-	$-	$(133,105)	$233,995
Issued for exploration property interest	19,500	-	-	-	19,500
Net loss for the period	-	-	-	(7,061)	(7,061)

Balance, July 31, 2009	386,600	-	-	(140,166)	246,434
Issued for exploration property interest	-	-	-	-	-
Initial public offering, net of costs	634,955	366,812	-	-	1,001,767
Private placement, net of costs	8,722,037	3,314,563	-	-	12,036,600
Acquisition of Rio Condor Resources S.A.	2,040,000	-	-	-	2,040,000
Exercise of warrants	13,500	-	-	-	13,500
Fair value of warrants exercised	1,875	(1,875)	-	-	-
Stock-based compensation
- Officers and directors	-	-	495,205	-	495,205
- Employee	-	-	20,493	-	20,493
- Consultants	-	-	502,061	-	502,061
Net loss for the period	-	-	-	(1,971,137)	(1,971,137)

Balance, April 30, 2010	11,798,967	3,679,500	1,017,759	(2,111,303)	14,384,923
Exercise of warrants	2,500	-	-	-	2,500
Fair value of warrants exercised	266	(266)	-	-	-
Stock-based compensation (Note 8)
- Officers and directors	-	-	107,344	-	107,344
- Employee	-	-	5,690	-	5,690
- Consultants	-	-	123,841	-	123,841
Net loss for the period	-	-	-	(654,872)	(654,872)

Balance, July 31, 2010	$11,801,733	$3,679,234	$1,254,634	$(2,766,175)	$13,969,426

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

For the three months ended July 31,	2010	2009

(Used in) provided by:

Operations activities
Net loss for the period	$(654,872)	$(7,061)
Items not affecting cash:
Stock-based compensation (Note 8)	236,875	-
Amortization	1,725	-
Future income tax recovery	(16,189)	-
Changes in non-cash working capital:
Amounts receivable and prepaids	(78,501)	(1,786)
Accounts payable and accrued liabilities	(209,257)	(5,898)

	(720,219)	(14,745)

Financing activities
Issue of securities	2,500	-
Share issue costs	-	(3,300)

	2,500	(3,300)

Investing activities
Expenditures on exploration properties	(581,594)	(2,100)
Additions to equipment	(3,127)	-

	(584,721)	(2,100)

Net change in cash and cash equivalents	(1,302,440)	(20,145)

Cash and cash equivalents, beginning of the period	11,137,382	103,784

Cash and cash equivalents, end of the period	$9,834,942	$83,639

Cash and cash equivalents consist of:
Cash	$1,180,049	$83,639
Cash equivalents	8,654,893	-

	$9,834,942	$83,639

Supplemental disclosure of cash flow information (Note 11)

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

1.     Nature of operations

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in Latin America and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the mineral properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company's mineral property interests are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title (See Note 13). Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at July 31, 2010, the Company had cash and cash equivalents of $9,834,942 and working capital of $9,927,963. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due.

2.     Basis of presentation and accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of the unaudited interim consolidated financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended April 30, 2010, since they do not contain all disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

2.     Basis of presentation and accounting policies (continued)

Future Accounting Changes

a)	International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter fiscal 2012 filing, comparative financial statements in accordance with IFRS for the three months ended July 31, 2010. While the Company has begun assessing the impact of the adoption of IFRS on its financial statements, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

b)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

3.     Capital management

The Company defines capital that it manages as its shareholders' equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business. As at July 31, 2010, total shareholders' equity (managed capital) was $13,969,426 (April 30, 2010 - $14,384,923).

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and endeavour to raise additional amounts as needed.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

3.     Capital management (continued)

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital in current economic conditions by:

(i) maintaining a liquidity cushion in order to address any potential disruptions or industry downturns;
(ii) minimizing discretionary disbursements; and
(iii) reducing or eliminating exploration expenditures that are of limited strategic value.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is appropriate. There were no changes in the Company's approach to capital management during the three months ended July 31, 2010.

The Company is not subject to any capital requirements imposed by a regulator or lending institution. The Company expects that its current capital resources will be sufficient to discharge its liabilities as at July 31, 2010.

4.     Financial risk factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous period.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of July 31, 2010. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2010, the Company had a cash and cash equivalents balance of $9,834,942 (April 30, 2010 - $11,137,382) to settle current liabilities of $115,822 (April 30, 2010 - $325,079). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure maintenance of liquidity.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

4.     Financial risk factors (continued)

Market Risk

a)	Interest Rate Risk

The Company has cash and cash equivalents and no interest-bearing debt. The Company's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Company does not hedge against interest rate risk.

b)	Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada and Chile, and Chilean peso bank accounts in Chile. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar.

c)	Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk.

Sensitivity Analysis

The Company has designated its cash and cash equivalents as held-for-trading, measured at fair value. Financial instruments included in amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i) Cash equivalents are subject to floating interest rates. As at July 31, 2010, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the three months ended July 31, 2010 would have been approximately $22,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at July 31, 2010, the Company held cash and accounts payable denominated in US dollars of US$620,739 (Cdn$638,306) and US$17,184 (Cdn$17,670), respectively. Sensitivity to a plus or minus 5% change in the foreign exchange rate would affect the reported net loss by approximately $33,800.

Fair Value

The Company's financial instruments that are cash and cash equivalents are classified as Level 1 within the fair value hierarchy under Section 3862.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

5.     Interest in exploration properties and deferred exploration expenditure

Three Months Ended July 31, 2010
	Opening				Ending
	Balance	Acquisition	Exploration	Write-off	Balance
McCart Township (a)(c)	$263,860	$-	$2,800	$-	$266,660
Rosario Properties (c)(d)	3,576,600	52,590	526,204	-	4,155,394
	$3,840,460	$52,590	$529,004	$-	$4,422,054
Year Ended April 30, 2010
	Opening				Ending
	Balance	Acquisition	Exploration	Write-off	Balance
McCart Township (a)(c)	$165,932	$19,500	$78,428	$-	$263,860
Rosario Properties (c)	-	3,047,933	528,667	-	3,576,600
	$165,932	$3,067,433	$607,095	$-	$3,840,460

(a) McCart Township

On May 25, 2010, Bridgeport announced that it has entered into a letter agreement (the “Agreement”) with China Opportunity Inc. (“COI”) pursuant to which Bridgeport has granted to COI an option to acquire up to a 70% interest in the McCart Property. Under the terms of the Agreement, COI may earn an initial 50% interest in the McCart Property by:

(i) making an initial cash payment to Bridgeport in the amount of $20,000;
(ii) issuing an aggregate of 1,050,000 common shares to Bridgeport in tranches over a three year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period.

The Agreement provides that COI shall earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, the transaction closed and Bridgeport received $20,000 cash and 400,000 common shares of COI in accordance with the terms of the Agreement.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

5.     Interest in exploration properties and deferred exploration expenditures (continued)

(b) Trillador Property

On July 5, 2010, the Company executed a letter of intent which provides that the Company will enter into an option agreement with an arm's length party to acquire a 100% interest in the Trillador property through its subsidiary, Rio Condor Resources S.A. ("Rio Condor"). The closing of the option agreement is to take place following a due diligence period. Under the terms of the proposed agreement with the property owners, the Company will be required to pay US$1.5 million over four years in order to acquire a 100% interest in the Trillador property. This acquisition would be royalty free.

As of August 27, 2010, the Trillador agreement has been modified, whereby US$25,000 is required on signing (paid). This will allow Rio Condor a 120 business day grace period in which to pay an additional US$25,000 and execute the option agreement. No drilling can be conducted on the Trillador concessions until the total US$50,000 has been paid.

Cash payments in the aggregate of US$1.5 million will be due as follows:

	US$

Date of closing	$25,000	(paid)
January 17, 2011	25,000
12 months after closing	50,000
24 months after closing	60,000
36 months after closing	250,000
48 months after closing	1,090,000

	$1,500,000

(c) On a quarterly basis, management of the Company reviews its interest in exploration properties and deferred exploration expenditures to determine if exploration costs are eligible for capitalization. No specific changes to interest in exploration properties and deferred exploration expenditures occurred from May 1, 2010 to July 31, 2010.

(d) Pursuant to a letter agreement dated December 3, 2009 relating to the Soesmi property, the Company paid $52,590 (US$50,000) during the three months ended July 31, 2010.

(e) Note 13.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

6.     Equipment

			Net Carrying	Net Carrying
			Amount	Amount
		Accumulated	July 31,	April 30,
	Cost	Amortization	2010	2010

Computer equipment	$8,496	$1,030	$7,466	$7,402
Software	320	40	280	-
Office equipment	659	32	627	328
Structures	15,595	1,061	14,534	13,410
Machinery and equipment	5,056	554	4,502	4,867

Total	$30,126	$2,717	$27,409	$26,007

7.     Capital stock

Authorized

Unlimited common shares

Issued

	Number of
	Common
	Shares	Amount

Balance, April 30, 2010	28,036,000	$11,798,967
Exercise of warrants	5,000	2,500
Fair value of warrants exercised	-	266

Balance, July 31, 2010	28,041,000	$11,801,733

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

8.     Stock options

The following table reflects the continuity of stock options for the three months ended July 31, 2010:

		Weighted Average
	Number of	Exercise Price
	Stock Options	($)

Balance, April 30, 2010 and July 31, 2010	2,400,000	1.21

(1) On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 93%, risk-free rate of return 2.7% and an expected maturity of 5 years. For the three months ended July 31, 2010, $21,677 was expensed to stock-based compensation.

(2) On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 93%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the three months ended July 31, 2010, $25,836 was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

8.      Stock options (continued)

(3) On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 92%, risk-free rate of return 2.5% and an expected maturity of 5 years. For the three months ended July 31, 2010, $37,808 was expensed to stock-based compensation.

(4) On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 92%, risk-free rate of return 2.5% and an expected maturity of 5 years. For the three months ended July 31, 2010, $66,164 was expensed to stock-based compensation.

(5) On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 90%, risk-free rate of return 2.7% and an expected maturity of 5 years. For the three months ended July 31, 2010, $47,859 was expensed to stock-based compensation.

(6) On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 89%, risk-free rate of return 2.5% and an expected maturity of 5 years. For the three months ended July 31, 2010, $21,160 was expensed to stock-based compensation.

(7) On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 89%, risk-free rate of return 2.47% and an expected maturity of 5 years. For the three months ended July 31, 2010, $5,690 was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

8.     Stock options (continued)

(8) On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 87%, risk-free rate of return 2.81% and an expected maturity of 5 years. For the three months ended July 31, 2010, $10,681 was expensed to stock-based compensation.

As at July 31, 2010, the Company had the following stock options outstanding and exercisable:

			Weighted average
			remaining contractual
Number of	Exercisable		life (years) for
stock	stock	Exercise	number of stock	Expiry
options	options	price ($)	options	date

700,000	700,000	0.35	4.06	August 20, 2014
200,000	66,667	1.20	4.29	November 12, 2014
250,000	83,333	1.20	4.30	November 17, 2014
300,000	100,000	1.40	4.36	December 7, 2014
525,000	175,000	1.40	4.37	December 7, 2014
250,000	83,333	2.15	4.45	January 11, 2015
100,000	33,333	2.40	4.49	January 25, 2015
25,000	8,333	2.40	4.51	February 1, 2015
50,000	16,667	2.45	4.61	March 10, 2015

2,400,000	1,266,666	1.21	4.28

The weighted average exercise price of exercisable stock options as at July 31, 2010 is $0.89.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.     Warrants

The following table reflects the continuity of warrants for the three months ended July 31, 2010:

		Grant date
	Number of	fair value
	Warrants	($)

Balance, April 30, 2010	19,690,200	3,679,500
Exercised	(5,000)	(266)

Balance, July 31, 2010	19,685,200	3,679,234

As at July 31, 2010, the Company had the following warrants outstanding:

		Grant date
Number of	Exercise	fair	Expiry
Warrants	Price ($)	Value ($)	Date

6,160,000	0.50	$327,891	October 7, 2014
420,000 (1)	0.20	37,800	April 7, 2011
12,590,000	1.50	3,225,959	December 1, 2012
515,200	1.00	87,584	December 1, 2010

19,685,200	1.15	$3,679,234

(1) Each exercisable to acquire one unit, each unit consisting of one common share and one common share purchase warrant exercisable to acquire one additional common share at an exercise price of $0.50 until October 7, 2014.

The weighted average remaining contractual life of outstanding warrants is 2.83 years.

10.     Related party transactions

The Company had the following related party transactions during the three months ended July 31, 2010 and 2009:

(a) During the three months ended July 31, 2010, the Company paid consulting fees of $nil (three months ended July 31, 2009 - $3,000) to a company that is beneficially controlled by the former Chief Executive Officer of Bridgeport. The former Chief Executive Officer of Bridgeport is the President and a director of the associated company. These costs are reflected in management fees in the consolidated statements of operations.

(b) For the three months ended July 31, 2010, the Company paid $13,600 (three months ended July 31, 2009 - $nil) to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company. These costs are reflected in management fees in the consolidated statements of operations. Carmelo Marrelli is the President of MSSI. As at July 31, 2010, MSSI was owed $12,613 (April 30, 2010 - $12,226) and this amount was included in accounts payable and accrued liabilities.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

10.     Related party transactions (continued)

(c) For the three months ended July 31, 2010, the Company paid $2,235 (three months ended July 31, 2009 - $nil) to DSA Corporate Services Inc. ("DSA"), a firm providing corporate secretarial services to Bridgeport. Carmelo Marrelli, the Chief Financial Officer of the Company is the secretary of DSA. These costs are reflected in professional fees in the consolidated statements of operations. As at July 31, 2010, DSA was owed $989 (April 30, 2010 - $919) and this amount was included in accounts payable and accrued liabilities.

(d) During the three months ended July 31, 2010, the Company paid management consulting fees of $18,750 (three months ended July 31, 2009 - $nil) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman and Chief Executive Officer of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in management fees in the consolidated statements of operations.

(e) During the three months ended July 31, 2010, the Company paid geological consulting fees of $15,000 (three months ended July 31, 2009 - $nil) to a director of the Company. This cost is reflected in professional fees in the consolidated statements of operations.

(f) During the three months ended July 31, 2010 and 2009, officers and directors of the Company were reimbursed for out of pocket expenses that occurred in the normal course of operations.

The above transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties as disclosed above are unsecured, non-interest bearing and due on demand.

11.     Supplemental information

For the three months ended July 31,	2010	2009

Common shares issued pursuant to the McCart Township property agreement	-	19,500

As at July 31, 2010, cash and cash equivalents consisted of cash of $1,180,049 and cash equivalents of $8,654,893. Cash equivalents consist of high interest savings accounts and certificates of deposit at select Canadian financial institutions as at July 31, 2010.

As at July 31, 2009, cash and cash equivalents consisted entirely of cash.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

12.     Segmented information

July 31, 2010	Canada	Chile	Total

Cash and cash equivalents (bank indebtedness)	$9,837,397	$(2,455)	$9,834,942
Amounts receivable and prepaids	112,857	95,986	208,843

	9,950,254	93,531	10,043,785
Interest in exploration property and deferred exploration expenditures	266,660	4,155,394	4,422,054
Equipment	4,770	22,639	27,409

	$10,221,684	$4,271,564	$14,493,248

April 30, 2010	Canada	Chile	Total

Cash and cash equivalents	$11,027,755	$109,627	$11,137,382
Amounts receivable and prepaids	96,681	33,661	130,342

	11,124,436	143,288	11,267,724
Interest in exploration property and deferred exploration expenditures	263,860	3,576,600	3,840,460
Equipment	5,156	20,851	26,007

	$11,393,452	$3,740,739	$15,134,191

13.     Contingencies

Environmental Contingencies

The Company’s mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

13.     Contingencies (continued)

Simonetta, Chile

Pursuant to an agreement entered into on January 23, 2010, Rio Condor has the option of paying US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario property. This acquisition is royalty free.

A third party is disputing Rio Condor’s access and exploration rights to the Simonetta property. Rio Condor and the Simonetta claimant have initiated legal action to defend Rio Condor’s exploration rights. Rio Condor’s agreement to acquire the Simonetta property remains in effect while property payments are suspended as per a force majeure clause in the contract. Management of the Company believes that this claim is without merit. Upon resolution of the legal challenge, cash payments in the aggregate of US$1,000,000 will resume as per the calendar adjusted timing of the original payment calendar as presented below:

	US$

Date of signing the agreement	$30,000	(paid)
July 23, 2010	10,000
January 23, 2011	65,000
January 23, 2012	150,000
January 23, 2013	245,000
January 23, 2014	500,000

	$1,000,000

14.     Subsequent events

(a) On August 24, 2010, the transaction with COI described in Note 5(a) closed and Bridgeport received $20,000 cash and 400,000 common shares of COI in accordance with the terms of the Agreement.

(b) On August 17, 2010, 1,200 warrants with an exercise price of $1.00 and expiry date of December 1, 2010 were exercised for cash proceeds of $1,200.

(c) Note 5(b).

(d) On October 25, 2010, Bridgeport announced that it agreed to acquire from Fronteer Gold Inc. ("Fronteer") 10 mineral properties, consisting of a total of 207 unpatented mining claims, located in the State of Nevada. Bridgeport issued 4.5 million shares as consideration for the acquisition. On November 16, 2010, Bridgeport acquired its interest in these mineral properties subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties.

15.     Differences between Canadian and US Generally Accepted Accounting Principles ("US GAAP")

(a) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(i) Exploration expenditures

Under Canadian GAAP, acquisition costs of exploration properties and exploration expenditures may be capitalized. Under US GAAP, exploration expenditures are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

15.     Differences between Canadian and US Generally Accepted Accounting Principles ("US GAAP") (continued)

(a) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows: (continued)

(ii) Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to an exploration stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties.

(iii) Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at enacted or substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

In July 2006, FASB ("Financial Accounting Standards Board") issued guidance for Accounting for Uncertainty in Income Taxes. The guidance prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the guidance, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time value. The guidance also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. Management has evaluated the adoption of the guidance for purposes of this reconciliation and has determined there is no significant impact.

(iv) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of a deferred tax liability and the liability recognized on issuance. The 4,000,000 flow-through shares issued in the December 2007 private placement described in Note 4(iii) of the April 30, 2009 audited financial statements were issued at the same price as the 3,395,000 non-flow-through shares issued pursuant to the same private placement and therefore proceeds of $nil were allocated to the sale of tax benefits relating to the flow-through shares.

FASB staff has taken the view that under SFAS No. 109, Accounting for Income taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed, when the tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. Under US GAAP, the amounts received from the issuance of flow-through shares and not yet expended on the related exploration costs are separately classified as restricted cash.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

15.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(a) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows: (continued)

Consolidated Balance Sheets

	July 31,	April 30,
As at July 31,	2010	2010

Assets
Canadian GAAP	$14,493,248	$15,134,191
Cumulative exploration adjustment (Note 15(a)(i))	(1,297,031)	(768,027)

US GAAP	$13,196,217	$14,366,164

Future income tax liabilities
Canadian GAAP	$408,000	$424,189
Cumulative income tax adjustment	(163,139)	(89,873)

US GAAP	$244,861	$334,316

Capital stock
Canadian GAAP	$11,801,733	$11,798,967
Flow-through share adjustment (Note 15(a)(iv))	69,600	69,600

US GAAP	$11,871,333	$11,868,567

Deficit
Canadian GAAP	$(2,766,175)	$(2,111,303)
Cumulative exploration adjustment (Note 15(a)(i))	(1,297,031)	(768,027)
Future income tax adjustment (Note 15(a)(iv))	93,539	20,273

US GAAP	$(3,969,667)	$(2,859,057)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

15.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(a)The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows: (continued)

Consolidated Statements of Operations and Comprehensive Loss

			Cumulative
			from
			date of
	Three months ended		inception
	July 31,		(May 10, 2007 to
	2010	2009	July 31, 2010)

Net (loss) and comprehensive (loss) under Canadian GAAP	$(654,872)	$(7,061)	$(2,766,175)
Exploration adjustment (Note 15(a)(i))	(529,004)	(17,208)	(1,297,031)
Future tax recovery (Note 15(a)(iv))	163,139	15,200	183,439

Net loss and comprehensive loss under US GAAP	$(1,020,737)	$(9,069)	$(3,879,767)

Basic and diluted loss per share
- US GAAP	$(0.04)	$-

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

15.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(a) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows: (continued)

Consolidated Statements of Cash Flows

			Cumulative
			from
			date of
	Three months ended		inception
	July 31,		(May 10, 2007 to
	2010	2009	July 31, 2010)

Cash flows from operating activities under Canadian GAAP	$(720,219)	$(14,745)	$(1,656,473)
Exploration expenditures (Note 15(a)(i))	(529,004)	(17,208)	(1,408,054)

Cash flows from operating activities under US GAAP	$(1,249,223)	$(31,953)	$(3,064,527)

Cash flows from investing activities under Canadian GAAP	$(584,721)	$(2,100)	$(1,996,752)
Exploration expenditures (Note 15(a)(i))	529,004	17,208	1,408,054

Cash flows from investing activities under US GAAP	$(55,717)	$15,108	$(588,698)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

15.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(b) Recent United States GAAP pronouncements

(i) The Hierarchy of Generally Accepted Accounting Principles

In June 2009, the FASB issued new standards for The Hierarchy of Generally Accepted Accounting Principles. These standards, ASC 105, culminated a multi-year project to replace the previous US GAAP hierarchy and established Accounting Standard Codification (the “Codification”). The Codification is not expected to change US GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. Following this guidance, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) to update the Codification. After the launch of the Codification on July 1, 2009, only one level of authoritative US GAAP for non-governmental entities will exist, other than guidance issued by the SEC. This statement is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in this note.

(ii) Business Combinations

In December 2007, the FASB revised its accounting standards for Business Combinations. The standard, ASC 805, requires the acquiring entity to recognize and measure in its financial statements all the assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The revision to this guidance applied prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009 and had no impact on the Company's consolidated financial statements.

(iii) Fair Value Measurement and Disclosures

In October 2008, FASB amended accounting standards for Fair Value Measurements and Disclosures. The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active. The amendment is intended to address the following application issues: (a) how the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist; (b) how available observable inputs in a market that is not active should be considered when measuring fair value; and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. The changes were effective on issuance, including prior periods. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

15.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(b) Recent United States GAAP pronouncements (continued)

(iv) Investments - Other

In January 2009, FASB amended accounting standards for Investments – Other. The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities. The amendment removes the reference to the consideration of a market participant’s estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment’s carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

(v) Fair Value Measurements and Disclosures

In April 2009, FASB amended accounting standards for Fair Value Measurements and Disclosures. The amended standard, ASC 820, addresses issues related to the determination of fair value when the volume and level of activity for an asset or liability has significantly decreased, and identifying transactions that are not orderly. The revisions affirm the objective that fair value is the price that would be received to sell an asset in an orderly transaction (that is not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions, even if the market is inactive. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. If determined that a quoted price is distressed (not orderly), and thereby not representative of fair value, the entity may need to make adjustments to the quoted price or utilize an alternative valuation technique (e.g., income approach or multiple valuation techniques) to determine fair value. Additionally, an entity must incorporate appropriate risk premium adjustments, reflective of an orderly transaction under current market conditions, due to uncertainty in cash flows. The revised guidance requires disclosures in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The changes are effective for interim and annual reporting periods ending after June 15, 2009, and are to be applied prospectively. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

15.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(b) Recent United States GAAP pronouncements (continued)

(vi) Financial Instruments

In April 2009, FASB revised accounting standards for Financial Instruments. The revised standard, ASC 825, requires fair value disclosures in the notes of an entity’s interim financial statements for all financial instruments, whether or not recognized in the statement of financial position. This revision became effective for the interim reporting period ending after June 15, 2009. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

(vii) Subsequent Events

In May 2009, FASB amended the accounting standard for Subsequent Events. The updated standard, ASC 855, established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

(viii) Variable Interest Entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The provisions of the updated guidance are effective for the Company’s fiscal year beginning May 1, 2010. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

(ix) Measuring Liabilities at Fair Value

In August 2009, FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. This update amends ASC 820, Fair Value Measurements and Disclosure, in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset, (ii) the quoted price for a similar liability or for a similar liability when traded as an asset, or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2010, 2009 and 2008

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2010, 2009 and 2008

INDEX
Auditors' Report	F-29
Management's Responsibility for Financial Reporting	F-30
Consolidated Balance Sheets	F-31
Consolidated Statements of Operations and Comprehensive Loss	F-32
Consolidated Statements of Shareholders' Equity	F-33
Consolidated Statements of Cash Flows	F-34 - F-35
Notes to Consolidated Financial Statements	F-36 - F-64

INDEPENDENT AUDITORS’ REPORT

To the Directors of
BRIDGEPORT VENTURES INC.
(An Exploration Stage Enterprise)

We have audited the accompanying consolidated balance sheets of Bridgeport Ventures Inc. (the “Company”) as at April 30, 2010, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended April 30, 2010 and for the period from incorporation (May 10, 2007) to April 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Bridgeport Ventures Inc. as at April 30, 2010, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2010 and for the period from the date of incorporation (May 10, 2007) to April 30, 2008 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

/s/ McGovern, Hurley, Cunningham, LLP
Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
July 7, 2010

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Bridgeport Ventures Inc. (An Exploration Stage Enterprise). were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors’ report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/s/ Hugh Snyder	/s/ Carmelo Marrelli
Chairman and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
July 29, 2010

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
As at April 30,

	2010	2009	2008
	$	$	$

Assets

Current assets
Cash and cash equivalents	11,137,382	103,784	290,328
Amounts receivable and prepaids	130,342	9,405	5,291
	11,267,724	113,189	295,619
Interest in exploration properties and deferred exploration expenditures (Note 6)	3,840,460	165,932	135,000
Equipment (Note 7)	26,007	-	-
	15,134,191	279,121	430,619

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 12)	325,079	29,926	8,972

Future income tax liability (Note 11)	424,189	15,200	63,800
	749,268	45,126	72,772

Shareholders' Equity
Capital stock (Note 8)	11,798,967	367,100	367,100
Warrants (Note 10)	3,679,500	-	-
Contributed surplus	1,017,759	-	-
Deficit	(2,111,303)	(133,105)	(9,253)

	14,384,923	233,995	357,847

	15,134,191	279,121	430,619

Contingencies (Notes 6 and 14)
Subsequent events (Note 15)

Approved on behalf of the board:

"Hugh Snyder"signed	"John McBride"signed
Director	Director

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

			Period from
			the date of
			incorporation
	Year ended	Year ended	(May 10, 2007)
	April 30,	April 30,	to April 30,
	2010	2009	2008
	$	$	$

Expenses
Stock-based compensation (Note 9)	1,017,759	-	-
Professional fees (Note 12)	309,989	12,238	10,186
Reporting issuer costs	216,004		-
Management fees (Note 12)	94,500	-	-
Business development	153,415	-	-
General and administrative	162,037	3,601	3,529
Foreign exchange loss	60,854	-	-
Amortization	991	-	-

Loss before the under-noted	2,015,549	15,839	13,715

Write-off of exploration property (Note 6)	-	161,023	-
Interest income	(22,151)	(4,410)	(1,562)

Net loss before taxes	1,993,398	172,452	12,153
Future income tax (recovery) (Note 11)	(15,200)	(48,600)	(2,900)

Net loss and comprehensive loss	1,978,198	123,852	9,253

Net loss per share - basic and diluted	0.12	0.02	0.00

Weighted average number of shares outstanding - basic and diluted	17,111,690	7,895,000	3,581,250

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Capital	Capital		Contributed
	Stock	Stock	Warrants	Surplus	Deficit	Total
	#	$	$	$	$	$

Shares issued on incorporation (May 10, 2007)	500,000	100	-	-	-	100
Issuance of shares pursuant to private placement, net of costs	7,395,000	436,600	-	-	-	436,600
Flow-through share renunciation	-	(69,600)	-	-	-	(69,600)
Net loss for the year	-	-	-	-	(9,253)	(9,253)

Balance, April 30, 2008	7,895,000	367,100	-	-	(9,253)	357,847
Net loss for the year	-	-	-	-	(123,852)	(123,852)

Balance, April 30, 2009	7,895,000	367,100	-	-	(133,105)	233,995
Issued for exploration property interest (Note 6(a))	150,000	19,500	-	-	-	19,500
Initial public offering, net of costs (Note 8(i))	6,180,000	634,955	366,812	-	-	1,001,767
Private placement, net of costs (Note 8(ii))	12,590,000	8,722,037	3,314,563	-	-	12,036,600
Acquisition of Rio Condor Resources S.A. (Note 5)	1,200,000	2,040,000	-	-	-	2,040,000
Exercise of warrants	21,000	13,500	-	-	-	13,500
Fair value of exercise of warrants	-	1,875	(1,875)	-	-	-
Fair value of stock options granted (Note 9)
- Officers and directors	-	-	-	495,205	-	495,205
- Employee	-	-	-	20,493	-	20,493
- Consultants	-	-	-	502,061	-	502,061
Net loss for the year	-	-	-	-	(1,978,198)	(1,978,198)

Balance, April 30, 2010	28,036,000	11,798,967	3,679,500	1,017,759	(2,111,303)	14,384,923

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

			Period from
			the date of
			incorporation
	Year ended	Year ended	(May 10, 2007)
	April 30,	April 30,	to April 30,
	2010	2009	2008
	$	$	$

(Used in) provided by:

Operations activities
Net loss for the year	(1,978,198)	(123,852)	(9,253)
Items not affecting cash:
Stock-based compensation (Note 9)	1,017,759	-	-
Amortization	991	-	-
Write-off of exploration property (Note 6)	-	161,023	-
Future income tax recovery	(15,200)	(48,600)	(2,900)
	(974,648)	(11,429)	(12,153)
Changes in non-cash working capital:
Amounts receivable and prepaids	(120,937)	(4,114)	(5,291)
Accounts payable and accrued liabilities	162,392	20,954	8,972
	(933,193)	5,411	(8,472)

Financing activities
Issue of securities	13,803,500	-	443,800
Share issue costs	(751,633)	-	(10,000)
	13,051,867	-	433,800

Investing activities
Cash acquired upon acquisition of Rio Condor Resources S.A. (Note 5)	7,207	-	-
Costs of acquisition of Rio Condor S.A. Resources (Note 5)	(32,632)	-	-
Expenditures on exploration properties	(1,032,653)	(191,955)	(135,000)
Additions to equipment	(26,998)	-	-
	(1,085,076)	(191,955)	(135,000)

Net change in cash and cash equivalents	11,033,598	(186,544)	290,328
Cash and cash equivalents, beginning of the year	103,784	290,328	-

Cash and cash equivalents, end of the year	11,137,382	103,784	290,328

Cash and cash equivalents consist of:
Cash	981,301	103,784	40,328
Cash equivalents	10,156,081	-	250,000
	11,137,382	103,784	290,328

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian Dollars)

			Period from
			the date of
			incorporation
	Year ended	Year ended	(May 10, 2007)
	April 30,	April 30,	to April 30,
	2010	2009	2008
	$	$	$

Interest paid	-	-	-
Income taxes paid	-	-	-
Common shares issued pursuant to the McCart Township property agreement (Note 6(a))	19,500	-	-
Common shares issued pursuant to acquisition of Rio Condor Resources S.A. (Note 5)	2,040,000	-	-
Units issued in exchange for commission (Note 8(i))	36,000	-	-
Warrants issued as share issuance costs (Notes 8(i) and (ii))	126,404	-	-
Value of warrants exercised	1,875	-	-
Future income tax liability to flow-through share renunciation		-	69,600
Future income tax asset related to share issue cost	-	-	(2,900)

As at April 30, 2010, cash and cash equivalents consisted of cash of $981,301 and cash equivalents of $10,156,081. Cash equivalents consist of high interest savings accounts and certificates of deposit at select Canadian financial institutions as at April 30, 2010.

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

1.	Nature of operations

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company, which is in the development stage as defined by CICA Handbook Accounting Guideline 11, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in Latin America and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the mineral properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company's mineral property interests are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at April 30, 2010, the Company had cash and cash equivalents of $11,137,382 and working capital of $10,942,645. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due.

2.	Basis of presentation and accounting policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year except where disclosed below. Outlined below are those policies considered particularly significant.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

2.	Basis of presentation and accounting policies (continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary Rio Condor Resources S.A. All significant intercompany balances and transactions have been eliminated on consolidation (Note 5).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and balances with selected financial institutions, including high interest savings accounts and certificates of deposit with maturity dates of three months or less, and cashable guaranteed instrument certificates.

Interest in Exploration Properties and Deferred Exploration Expenditures

Interest in exploration properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations in the year of abandonment or sale.

The Company reviews its exploration properties to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company reviews capitalized costs relating to its property interests on a periodic basis and recognizes an impairment in value based upon a review of exploration results, whether the Company has significant exploration plans in the immediate future and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review. An impairment loss is recognized when the carrying amount of the exploration properties is not recoverable and exceeds its fair value. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any write-down.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

Asset Retirement Obligations

The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. There were no asset retirement obligations as at April 30, 2010, 2009 and 2008.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

2.	Basis of presentation and accounting policies (continued)

Financial Instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net loss for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet or until impairment is assessed as other than temporary. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net loss for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

Flow-Through Financing

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to the qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. When flow-through expenditures are renounced, the Company records the tax effect as a reduction to share capital and an increase to future income tax liabilities. To the extent that the Company has future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, a future income tax recovery is recorded in the statement of operations. The Company has indemnified the subscribers for any tax related amounts that became payable by the subscriber as a result of the Company not meeting its expenditure commitments.

Loss Per Share

Basic loss per share is calculated using the weighted average number of shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

As at April 30, 2010, all options and warrants were excluded from the computation of the diluted loss per share, because the effect would be anti-dilutive. See Notes 9 and 10 for potentially dilutive securities.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

2.	Basis of presentation and accounting policies (continued)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the income tax bases of assets and liabilities, and are measured using the enacted or substantively enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions affect the carrying values of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, and estimates for asset retirement obligations. Other significant estimates made by the Company include factors affecting the valuation of future tax assets and liabilities, stock-based compensation and warrants. The Company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates and these differences could be material.

New Accounting Policies

Effective May 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

a)	Goodwill and Intangible Assets

Effective May 1, 2009, the Company adopted CICA Section 3064 “Goodwill and Intangible Assets”, which replaced CICA Handbook sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs”, as well as EIC-27, “Revenues and Expenditures During the Pre-operating Period”, and part of Accounting Guideline 11, “Enterprises in the development stage”. Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards (“IFRS”). The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets. The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated. The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets. The portions in the new standard relating to goodwill remain unchanged.

The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations for the year ended April 30, 2010.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

2.	Basis of presentation and accounting policies (continued)

New Accounting Policies (continued)

b)	Foreign Exchange

The functional currency of the Company is the Canadian dollar. The Company's foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate which is similar to the rate incurred during the period. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of income for the current period.

c)	Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on the declining balance basis on an annum, based on the estimated useful life, as follows:

Computer equipment	-	30%
Office equipment	-	20%
Structures	-	20%
Machinery and equipment	-	30%

d)	Stock-based Compensation

The Company records all stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period with a corresponding credit to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

e)	Fair Value Hierarchy and Liquidity Risk Disclosure

In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applied to the Company's fiscal year ended April 30, 2010. This adoption resulted in additional disclosures as provided below.

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP.

Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level two includes inputs that are observable other than quoted prices included in level one.
Level three includes inputs that are not based on observable market data.

	Level One	Level Two	Level Three

Cash and cash equivalents	$11,137,382	$-	$-

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

2.	Basis of presentation and accounting policies (continued)

Future Accounting Changes

a)	International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter fiscal 2012 filing, comparative financial statements in accordance with IFRS for the three months ended July 31, 2010. While the Company has begun assessing the impact of the adoption of IFRS on its financial statements, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

b)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

3.	Capital management

The Company defines capital that it manages as its shareholders' equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business. As at April 30, 2010, total shareholders' equity (managed capital) was $14,384,923 (2009 - $233,995 and 2008 - $357,847).

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and endeavour to raise additional amounts as needed.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

3.	Capital management (continued)

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital in current economic conditions by:

(i) maintaining a liquidity cushion in order to address any potential disruptions or industry downturns;
(ii) minimizing discretionary disbursements; and
(iii) reducing or eliminating exploration expenditures that are of limited strategic value.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is appropriate. There were no changes in the Company's approach to capital management during the years ended April 30, 2010, 2009 and 2008.

The Company is not subject to any capital requirements imposed by a regulator or lending institution. The Company expects that its current capital resources will be sufficient to discharge its liabilities as at April 30, 2010.

4.	Financial risk factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous period.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of goods and services tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of April 30, 2010. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2010, the Company had a cash balance of $981,301 (2009 - $103,784 and 2008 - $40,328) and cash equivalents balance of $ 10,156,081 (2009 - $nil and 2008 - $250,000) to settle current liabilities of $325,079 (2009 - $29,926 and 2008 - $8,972). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure maintenance of liquidity.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

4.	Financial risk factors (continued)

Market Risk

a)	Interest Rate Risk

The Company has cash and cash equivalents and no interest-bearing debt. The Company's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Company does not hedge against interest rate risk.

b)	Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada and Chile, and Chilean peso bank accounts in Chile. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar.

c)	Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk.

Sensitivity Analysis

The Company has designated its cash and cash equivalents as held-for-trading, measured at fair value. Financial instruments included in amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i) Cash equivalents are subject to floating interest rates. As at April 30, 2010, if interest rates had decreased/increased by 1% from the date of purchase with all other variables held constant, the loss for the year ended April 30, 2010 would have been approximately $101,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at April 30, 2010, the Company held cash and accounts payable denominated in US dollars of US$400,543 (Cdn$406,872) and US$82,208 (Cdn$83,506), respectively. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect the reported net loss by approximately $28,000.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

5.	Acquisition of Rio Condor Resources S.A.

On December 11, 2009, Bridgeport acquired all of the issued and outstanding shares (the "Shares") of Rio Condor Resources S.A. (“Rio Condor”) other than one common share of Rio Condor that is held by a local individual, as required under Chilean law, pursuant to a share purchase agreement dated November 10, 2009. Rio Condor and Bridgeport were arm's length parties at the time of the acquisition. As consideration for the Shares, Bridgeport paid $2,100 (US$2,000) cash and issued 1,200,000 common shares (valued at $2,040,000) to the former shareholders of Rio Condor. On November 30, 2009 the Company advanced US$362,500 ($400,000) to Rio Condor to enable Rio Condor to meet its property obligations. Bridgeport also paid legal fees of $30,532 in connection with the acquisition. The Bridgeport shares were valued at $1.70 per share, which is the fair market value of the Bridgeport shares, on the date the transaction closed (December 11, 2009).

Rio Condor was a Chilean private company which owned an option to purchase an undivided interest in the Rosario-Tamara properties. Rio Condor had not commenced exploration activities on its properties at the time of acquisition and no mineral resources or reserves have been identified.

The allocation of the purchase of Rio Condor’s assets and liabilities is as follows:

Assets acquired
Cash and cash equivalents	$7,207
Loan receivable	127,144
Exploration property interest (Note 6)	2,895,231
Loan payable and accounts payable and accrued liabilities	(532,761)
Future income tax liability	(424,189)

$2,072,632
Consideration paid
Bridgeport common shares	$2,040,000
Cash	2,100
Acquisition costs (legal costs)	30,532

$2,072,632

This acquisition has been accounted for as an acquisition of net assets, rather than a business combination, as the net assets acquired did not represent a separate business operation. The excess of the purchase price over the net book value of the net assets acquired has been allocated to the interest in exploration property and includes the effect of recording a future income tax liability on the temporary differences arising on the transaction.

6.	Interest in exploration properties and deferred exploration expenditure

	Opening				Ending
April 30, 2010	Balance	Acquisition	Exploration	Write-off	Balance
	$	$	$	$	$

McCart Township (a)	165,932	19,500	78,428	-	263,860
Rosario Properties (b)	-	3,047,933	528,667	-	3,576,600
	165,932	3,067,433	607,095	-	3,840,460

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

6.	Interest in exploration properties and deferred exploration expenditures (continued)

	Opening				Ending
April 30, 2009	Balance	Acquisition	Exploration	Write-off	Balance
	$	$	$	$	$

McCart Township (a)	-	5,000	160,932	-	165,932
Gold Rock Property (c)	135,000	-	26,023	(161,023)	-
	135,000	5,000	186,955	(161,023)	165,932

	Opening				Ending
April 30, 2008	Balance	Acquisition	Exploration	Write-off	Balance
	$	$	$	$	$
McCart Township (a)	-	-	-	-	-
Gold Rock Property (c)	-	50,000	85,000	-	135,000
	-	50,000	85,000	-	135,000

a)	McCart Township Project

On November 11, 2008, the Company entered into an agreement to acquire a 100% interest in two mining claims (the “Claims”) located near McCart Township, Ontario. The Claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Company is required to:

• Make a cash payment of $5,000 (paid);
• Issue 150,000 common shares of the Company (issued and valued at $19,500).

Effective July 29, 2009, the Company issued an aggregate of 150,000 common shares in partial satisfaction of its obligations to acquire 100% interest in the McCart Township Claims. The value of the 150,000 common shares was calculated by applying the unit price of $0.13 pursuant to the initial public offering as disclosed in Note 8(i).

At anytime after the commencement of commercial production, the Company has the right to purchase 1% of the 2% NSR for $1,000,000.

During the period ended April 30, 2010, the Company acquired three additional mining claims located in the same Township subject to a 1% NSR (50% of which the Company has the right to purchase for $1,000,000), for cash consideration of $nil.

b)	Rosario Properties

Rosario-Tamara, Chile

Bridgeport has an option to pay US$10.4 million over four years to acquire a 100% interest in the Rosario and Tamara properties. The Rosario property is subject to a 2% net smelter royalty which may be purchased for US$2 million. Bridgeport will also pay a total commission or management fee of US$500,000 over the same four year period. One of the vendors is entitled to excavate 6,000 tons per month from the property until the last payment is made. Cash payments and mangement fees in the aggregate of US$10.9 million are due as follows:

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

6.	Interest in exploration properties and deferred exploration expenditures (continued)

b)	Rosario Properties (continued)

Rosario-Tamara, Chile (continued)

	Management fee (US$)		Cash payments (US$)

Date of signing the agreement	22,500	(2)	265,000	(1)
November 5, 2010	42,500		784,999
November 5, 2011	69,000		1,350,001
November 5, 2012	91,000		1,770,000
November 5, 2013	275,000		6,230,000
	500,000		10,400,000

(1) ($282,365 Cdn)(Paid)                                (2) ($23,700 Cdn)(Paid)

Soesmi, Chile

Pursuant to an agreement entered into on December 3, 2009, Rio Condor will pay US$1,000,000 over three years to acquire a 100% interest in the SOESMI mining concessions, which are contiguous to the concessions comprising the Rosario Property. The SOESMI claim group is subject to a 2% NSR that may be purchased for US$1,000,000. US$75,000 ($79,020) was paid on closing. In addition, in accordance with the payment terms, a further US$50,000 ($52,590) was paid in June 9, 2010 (Note 15). Cash payments in the aggregate of US$1,000,000 are due as follows:

	US$

Date of signing the agreement	75,000	(paid)
June 3, 2010	50,000	(paid Note 15)
December 3, 2010	50,000
June 3, 2011	100,000
December 3, 2011	150,000
December 3, 2012	575,000
	1,000,000

Simonetta, Chile

Subsequent to Bridgeport’s acquisition of Rio Condor, pursuant to an agreement entered into on January 23, 2010, Rio Condor will pay US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario Property. This acquisition is royalty free. US$30,000 ($30,782) was paid on closing. Cash payments in the aggregate of US$1,000,000 are due as follows:

	US$

Date of signing the agreement	30,000	(paid)
July 23, 2010	10,000
January 23, 2011	65,000
January 23, 2012	150,000
January 23, 2013	245,000
January 23, 2014	500,000
	1,000,000

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

6.	Interest in exploration properties and deferred exploration expenditures (continued)

c)	Gold Rock Property Project

Pursuant to a December 18, 2007 option agreement and subsequent amendment, the Company entered into an agreement to acquire a 100% interest in six mining claims located near Dryden, Ontario. To acquire the first 50% interest, the Company was required to:

  Make a cash payment of $50,000(paid);

  Make a cash payment of $25,000 on or prior to the December 18, 2009;

  Issue 100,000 common shares of the Company or make a cash payment of $50,000 on or prior to December 18, 2009; and

  Complete of a minimum of $100,000 in exploration expenditures on or prior to December 18, 2008 (completed), and $300,000 of exploration expenditures on or prior to December 18, 2010.

To acquire the second 50% interest, the Company was required to:

  Make a cash payment of $50,000 on or prior to December 18, 2011;

  Issue 600,000 common shares of the Company or make a cash payment of $400,000 on or prior to December 18, 2011; and

  Complete a minimum of $500,000 in exploration expenditures on or prior to December 18, 2012.

As a result of poor exploration results, the Company entered into a termination agreement regarding this property and consequently, related capitalized costs were written off during the year ended April 30, 2009 and is no longer engaged in additional exploration operations on this property.

7.	Equipment

			Net Carrying
			Amount
		Accumulated	April 30,
	Cost	Amortization	2010
	$	$	$

Computer equipment	7,852	450	7,402
Office equipment	336	8	328
Structures	13,754	344	13,410
Machinery and equipment	5,056	189	4,867
Total	26,998	991	26,007

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

8.	Share capital

Authorized

Unlimited common shares

Issued

	Number of
	Common
	Shares	Amount
	#	$

Balance, April 30, 2008 and 2009	7,895,000	367,100
Issued for exploration property interest (Note 6(a))	150,000	19,500
Initial public offering, net of costs (i)	6,180,000	634,955
Private placement, net of costs (ii)	12,590,000	8,722,037
Acquisition of Rio Condor Resources S.A. (Note 5)	1,200,000	2,040,000
Exercise of warrants	21,000	13,500
Fair value of exercise of warrants	-	1,875
Balance, April 30, 2010	28,036,000	11,798,967

(i) The Company completed its initial public offering on October 7, 2009 pursuant to which it issued an aggregate of 6,000,000 units at a price of $0.20 per unit to raise aggregate gross proceeds of $1,200,000 as per the final prospectus dated September 25, 2009. Each unit consists of one common share of Bridgeport and one warrant. Each warrant entitles the holder thereof to acquire one additional common share of Bridgeport at an exercise price of $0.50 until October 7, 2014. The agent in the offering received an aggregate of 420,000 compensation warrants, each such compensation warrant entitling the agent to acquire one unit with the same terms as those issued in the initial public offering at an exercise price of $0.20 per unit until April 7, 2011. The agent elected to receive an aggregate of 180,000 units in satisfaction of $36,000 of commission to which it was entitled in connection with the offering, with the balance of the commission in the amount of $48,000 paid in cash. The aggregate proceeds raised of $1,236,000 were offset by the Black-Scholes value of the warrants issued of $432,600 and share issuance costs of $168,445.

(ii) On December 1, 2009, Bridgeport completed its non-brokered private placement financing, pursuant to which it issued an aggregate of 12,590,000 units at a price of $1.00 per unit to raise aggregate gross proceeds of $12,590,000. Each unit consists of one common share of Bridgeport and one warrant. Each warrant entitles the holder to acquire one additional common share of Bridgeport until December 1, 2012 at an exercise price of $1.50 per share. The aggregate proceeds raised of $12,590,000 were offset by the Black-Scholes value of the warrants issued of $3,399,300 and share issuance costs of $468,663.

In connection with the private placement, Bridgeport paid fees in the aggregate amount of $503,400 to certain qualified registrants assisting in the offering, and issued an aggregate of 521,200 compensation warrants to such persons. Each compensation warrant entitles the holder to acquire one common share of Bridgeport at an exercise price of $1.00 per share for a period of one year from the date of issuance.

The Chairman and Chief Executive Officer of the Company subscribed for 1 million units at a price of $1.00 per unit. A director of the Company subscribed for 150,000 units at a price of $1.00 per unit.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

9.	Stock options

The shareholders of the Company approved the stock option plan on December 18, 2007. Up to such number of common shares as is equal to 10% of the aggregate number of common shares issued and outstanding from time to time may be reserved for issue upon the exercise of options granted pursuant to the stock option plan.

The purpose of the stock option plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Stock options may be granted under the stock option plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the common shares may be listed or may trade from time to time. The total number of common shares which may be reserved for issuance to any one individual under the stock option plan within any one year period shall not exceed 5% of the outstanding issue. The maximum number of common shares which may be reserved for issuance to insiders under the stock option plan, any other employer stock option plans or options for services, shall be 10% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The maximum number of common shares which may be issued to insiders under the stock option plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of common shares which may be issued to any one insider and his or her associates under the stock option plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis).

The maximum number of stock options which may be granted to any one consultant under the stock option plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any persons performing investor relations services under the stock option plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options issued may not be less than the fair market value of the common shares at the time the option is granted, less any allowable discounts.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

9.	Stock options (continued)

The following table reflects the continuity of stock options for the years ended April 30, 2010, 2009 and 2008:

	Weighted Average
	Number of	Exercise Price
	Stock Options	($)

Balance, April 30, 2008 and 2009	-	-
Granted (1)(2)(3)(4)(5)(6)(7)(8)(9)	2,400,000	1.21
Balance, April 30, 2010	2,400,000	1.21

(1) On August 20, 2009, the Company granted 700,000 stock options to officers and directors of the Company exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $56,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the year ended April 30, 2010 $56,000 was expensed to stock-based compensation.

(2) On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 93%, risk-free rate of return 2.7% and an expected maturity of 5 years. For the year ended April 30, 2010, $97,153 was expensed to stock-based compensation.

(3) On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 93%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the year ended April 30, 2010, $114,388 was expensed to stock-based compensation.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

9.	Stock options (continued)

(4) On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 92%, risk-free rate of return 2.5% and an expected maturity of 5 years. For the year ended April 30, 2010, $158,767 was expensed to stock-based compensation.

(5) On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 92%, risk-free rate of return 2.5% and an expected maturity of 5 years. For the year ended April 30, 2010, $275,685 was expensed to stock-based compensation.

(6) On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 90%, risk-free rate of return 2.7% and an expected maturity of 5 years. For the year ended April 30, 2010, $183,285 was expensed to stock-based compensation.

(7) On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 89%, risk-free rate of return 2.5% and an expected maturity of 5 years. For the year ended April 30, 2010, $77,817 was expensed to stock-based compensation.

(8) On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 89%, risk-free rate of return 2.47% and an expected maturity of 5 years. For the year ended April 30, 2010, $20,493 was expensed to stock-based compensation.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

9.	Stock options (continued)

(9) On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 87%, risk-free rate of return 2.81% and an expected maturity of 5 years. For the year ended April 30, 2010, $34,171 was expensed to stock-based compensation.

The weighted average fair value of the total options granted in fiscal 2010 on the grant date was $0.81.

As at April 30, 2010, the Company had the following stock options outstanding and exercisable:

Number of	Exercisable		Weighted average
stock	stock	Exercise	remaining contractual	Expiry
options	options	price ($)	life (years)	date

700,000	700,000	0.35	4.31	August 20, 2014
200,000	66,667	1.20	4.54	November 12, 2014
250,000	83,333	1.20	4.55	November 17, 2014
300,000	100,000	1.40	4.61	December 7, 2014
525,000	175,000	1.40	4.62	December 7, 2014
250,000	83,333	2.15	4.70	January 11, 2015
100,000	33,333	2.40	4.74	January 25, 2015
25,000	8,333	2.40	4.76	February 1, 2015
50,000	16,667	2.45	4.86	March 10, 2015

2,400,000	1,266,666	1.21	4.53

The weighted average exercise price of exercisable stock options as at April 30, 2010 is $0.89.

10.	Warrants

The following table reflects the continuity of warrants for the years ended April 30, 2010, 2009 and 2008:

		Grant date
	Number of	fair value
	Warrants	($)

Balance, April 30, 2008 and 2009	-	-
Granted (i)(ii)(iii)(iv)(v)	19,711,200	3,681,375
Exercised	(21,000)	(1,875)
Balance, April 30, 2010	19,690,200	3,679,500

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

10.	Warrants (continued)

(i) The grant date fair value of $420,000 was assigned to the 6,000,000 warrants issued as part of the initial public offering unit described in Note 8(i) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. Issue costs associated with the warrant issue amounted to $101,247.

(ii) The grant date fair value of $12,600 was assigned to the 180,000 warrants issued to the agent described in Note 8(i) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. Issue costs associated with the warrant issue amounted to $2,341.

(iii) The grant date fair value of $37,800 was assigned to the 420,000 compensation warrants described in Note 8(i) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 1.28% and an expected maturity of 1.5 years.

(iv) The grant date fair value of $3,399,300 was assigned to 12,590,000 warrants described in Note 8(ii) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 83%, risk-free rate of return 1.5% and an expected maturity of 3 years. Issue costs associated with the warrant issue amounted to $173,341.

(v) The grant date fair value of $88,604 was assigned to 521,200 warrants described in Note 8(ii) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 83%, risk-free rate of return 1.13% and an expected maturity of 1 year.

As at April 30, 2010, the Company had the following warrants outstanding:

			Grant date
Number of		Exercise	fair	Expiry
Warrants		Price ($)	Value ($)	Date

6,165,000		0.50	$328,157	October 7, 2014
420,000	(1)	0.20	37,800	April 7, 2011
12,590,000		1.50	3,225,959	December 1, 2012
515,200		1.00	87,584	December 1, 2010
19,690,200		1.15	$3,679,500

(1) Each exercisable to acquire one unit, each unit consisting of one common share and one common share purchase warrant exercisable to acquire one additional common share at an exercise price of $0.50 until October 7, 2014.

The weighted average fair value of total warrants granted in fiscal 2010 on the grant date was $0.19.

The weighted average remaining contractual life is 3.08 years.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

11.	Income taxes

a)	Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 33% (2009 – 33.3% and 2008 - 35.2%) were as follows:

	2010	2009	2008
	$	$	$

(Loss) before income taxes	(1,993,398)	(172,452)	(12,153)

Expected income tax benefit based on statutory rate	(651,200)	(57,500)	(4,300)
Change in expected future tax rate	84,000	8,900	1,400
Non deductible stock-based compensation	332,500	-	-
Other	28,700	-	-
Tax benefit not recognised	378,700	-	-
Share issue cost	(187,900)	-	-
Future income tax (recovery)	(15,200)	(48,600)	(2,900)

b)	Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities in Canada and Chile approximate the following:

	2010	2009	2008
	$	$	$

Future income tax assets (liabilities)
Deferred exploration expenditures	(446,289)	(18,100)	(66,700)
Non-capital losses	239,000	1,200	600
Share issuance costs	161,800	1,700	2,300

Future income tax (liabilities)	(45,489)	(15,200)	(63,800)
Valuation allowance for future tax (i)	(378,700)	-	-

Net future tax (liability)	(424,189)	(15,200)	(63,800)

(i) The Company has provided a valuation allowance for future tax assets to the extent that it is not more likely than not that they will be realized.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

11.	Income taxes (continued)

c)	Tax Loss Carry-Forwards

The Company has approximately $893,000 of non-capital losses in Canada and $95,000 of non-capital losses in Chile, which can be used to reduce taxable income in future years and expire in the following years:

	Canada	Chile
	$	$

2028	2,000	-
2029	2,000	-
2030	889,000	-
Indefinite	-	95,000
Total	893,000	95,000

The Company also has approximately $278,000 of cumulative exploration and development expenditure pools in Canada and $1,080,000 of expenditure pools in Chile which may, in certain circumstances be used to reduce taxable income in future years.

12.	Related party transactions

The Company had the following related party transactions during the year ended April 30, 2010, 2009 and 2008:

(a) During the year ended April 30, 2010 the Company paid consulting fees of $21,000 (2009 and 2008 - $nil) to a company that is beneficially controlled by the former Chief Executive Officer of Bridgeport. The former Chief Executive Officer of Bridgeport is the president and director of the associated company. These costs are reflected in management fees in the consolidated statements of operations.

(b) For the year ended April 30, 2010, the Company paid/accrued $36,000 (2009 and 2008 - $nil) to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company. These costs are reflected in management fees in the consolidated statements of operations. Carmelo Marrelli is the president of MSSI. As at April 30, 2010, MSSI was owed $12,226 (2009 and 2008 - $nil) and this amount was included in accounts payable and accrued liabilities.

(c) During the year ended April 30, 2010 the Company paid management consulting fees of $37,500 (2009 and 2008 - $nil) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman and Chief Executive Officer of the Company. These costs are reflected in management fees in the consolidated statements of operations.

(d) During the year ended April 30, 2010, the Company paid geological consulting fees of $18,333 (2009 and 2008 - $nil) to a director of the Company. This cost is reflected in professional fees in the consolidated statements of operations.

(e) During the year ended April 30, 2010, the Company paid geological consulting fees of $11,340 (2009 and 2008 - $nil) to a company that is controlled by a director of Bridgeport. These costs are included in interests in exploration properties and deferred exploration expenditures for the Rosario properties on the consolidated balance sheet.

(f) During the year ended April 30, 2010, officers and directors of the Company were reimbursed for out of pocket expenses that occurred in the normal course of operations.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

12.	Related party transactions (continued)

The above transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties as disclosed above are unsecured, non-interest bearing and due on demand.

See also Note 8.

13.	Segmented information

April 30, 2010	Canada	Chile	Total
	$	$	$

Cash and cash equivalents	11,027,755	109,627	11,137,382
Amounts receivable and prepaids	96,681	33,661	130,342
	11,124,436	143,288	11,267,724
Interest in exploration property and deferred exploration expenditures	263,860	3,576,600	3,840,460
Equipment	5,156	20,851	26,007
	11,393,452	3,740,739	15,134,191

April 30, 2009	Canada	Chile	Total
	$	$	$
Cash and cash equivalents	103,784	-	103,784
Amounts receivable and prepaids	9,405	-	9,405
	113,189	-	113,189
Interest in exploration property and deferred exploration expenditures	165,932	-	165,932
	279,121	-	279,121

April 30, 2008	Canada	Chile	Total
	$	$	$
Cash and cash equivalents	290,328	-	290,328
Amounts receivable and prepaids	5,291	-	5,291
	295,619	-	295,619
Interest in exploration property and deferred exploration expenditures	135,000	-	135,000
	430,619	-	430,619

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

14.	Contingencies

Environmental Contingencies

The Company’s mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

15.	Subsequent events

(a) On May 25, 2010, Bridgeport announced that it has entered into a letter agreement (the “Agreement”) with China Opportunity Inc. (“COI”) pursuant to which Bridgeport has granted to COI an option to acquire up to a 70% interest in the McCart Property (the “Option”). Under the terms of the Agreement, COI may earn an initial 50% interest in the McCart Property by:

(i) making an initial cash payment to Bridgeport in the amount of $20,000;
(ii) issuing an aggregate of 1,050,000 common shares to Bridgeport in tranches over a three year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period.

The Agreement provides that COI shall earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest. Bridgeport will be the operator of the project.

(b) On June 8, 2010, 5,000 warrants were exercised for total proceeds of $2,500.

(c) Pursuant to a letter agreement dated December 3, 2009, the Company paid $52,590 (US$50,000) on the Soesmi property (see Note 6(b)).

(d) On July 5, 2010, the Company executed a letter of intent which provides that the Company will enter into an option agreement to acquire a 100% interest in the Trillador property through Rio Condor. The closing on the option agreement is to take place following a 30-day due diligence period. Under the terms of the proposed agreement with the property owners, the Company will be required to pay US$1.5 million over four years in order to acquire a 100% interest in the Trillador property, of which US$50,000 is due on closing. This acquisition is royalty free.

Cash payments in the aggregate of US$1.5 million are due as follows:

US$

Date of closing	50,000
12 months after closing	50,000
24 months after closing	60,000
36 months after closing	250,000
48 months after closing	1,090,000
1,500,000

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

16.	Differences between Canadian and U.S. Generally Accepted Accounting Principles

(a) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(i) Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures may be capitalized. Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

(ii) Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties.

(iii) Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

In July 2006, the ASC issued guidance for Accounting for Uncertainty in Income Taxes. The guidance prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the guidance, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time value. The guidance also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. Management has evaluated the adoption of the guidance for purposes of this reconciliation and has determined there is no impact.

(iv) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of a deferred tax liability and the liability recognized on issuance. The 4,000,000 flow-through shares issued in the December 2007 private placement described in Note 6(iii) of the April 30, 2009 audited financial statements were issued at the same price as the 3,395,000 non-flow-through shares issued pursuant to the same private placement and therefore proceeds of $nil were allocated to the sale of tax benefits relating to the flow-through shares.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

16.	Differences between Canadian and U.S. Generally Accepted Accounting Principles (continued)

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

Consolidated Balance Sheets

As at April 30,	2010	2009	2008
	$	$	$

Assets

Canadian GAAP	15,134,191	279,121	430,619
Cumulative exploration adjustment (Note 16(a)(i))	(768,027)	(160,932)	(85,000)
US GAAP	14,366,164	118,189	345,619

As at April 30,	2010	2009	2008
	$	$	$

Future income tax liabilities

Canadian GAAP	424,189	15,200	63,800
Cumulative income tax adjustment	(89,900)	(15,200)	(24,650)
US GAAP	334,289	-	39,150

Capital stock

Canadian GAAP	11,798,967	367,100	367,100
Flow-through share adjustment (Note 16(a)(iv))	69,600	69,600	69,600
US GAAP	11,868,567	436,700	436,700

Deficit

Canadian GAAP	(2,111,303)	(133,105)	(9,253)
Cumulative exploration adjustment (Note 16(a)(i))	(768,027)	(160,932)	(85,000)
Future income tax adjustment	20,300	(54,400)	(44,950)
US GAAP	(2,859,030)	(348,437)	(139,203)

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

16.	Differences between Canadian and U.S. Generally Accepted Accounting Principles (continued)

(a) (continued) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

Consolidated Statements of Operations and Comprehensive Loss

			Period from	Cumulative
			the date of	from date
			incorporation	of inception
	Year ended	Year ended	(May 10, 2007)	(May 10, 2007)
	April 30,	April 30,	to April 30,	to April 30,
	2010	2009	2008	2010
	$	$	$	$

Net (loss) and comprehensive (loss) under Canadian GAAP	(1,978,198)	(123,852)	(9,253)	(2,111,303)
Exploration adjustment (Note 16(a)(i))	(607,095)	(75,932)	(85,000)	(768,027)
Future tax recovery (provision)	74,700	(9,450)	(44,950)	20,300

Net loss and comprehensive loss under US GAAP	(2,510,593)	(209,234)	(139,203)	(2,859,030)

Basic and diluted loss per share - US GAAP	(0.15)	(0.03)	(0.04)

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

16.	Differences between Canadian and U.S. Generally Accepted Accounting Principles (continued)

(a) (continued) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

Consolidated Statements of Cash Flows

			Period from	Cumulative
			the date of	from date
			incorporation	of inception
	Year ended	Year ended	(May 10, 2007)	(May 10, 2007)
	April 30,	April 30,	to April 30,	to April 30,
	2010	2009	2008	2010
	$	$	$	$

Cash flows from operating activities under Canadian GAAP	(933,193)	5,411	(8,472)	(936,254)
Exploration expenditures (Note 16(a)(i))	(607,095)	(186,955)	(85,000)	(879,050)
Cash flows from operating activities under US GAAP	(1,540,288)	(181,544)	(93,472)	(1,815,304)

			Period from	Cumulative
			the date of	from date
			incorporation	of inception
	Year ended	Year ended	(May 10, 2007)	(May 10, 2007)
	April 30,	April 30,	to April 30,	to April 30,
	2010	2009	2008	2010
	$	$	$	$

Cash flows from investing activities under Canadian GAAP	(1,085,076)	(191,955)	(135,000)	(1,412,031)
Exploration expenditures (Note 16(a)(i))	607,095	186,955	85,000	879,050
Cash flows from investing activities under US GAAP	(477,981)	(5,000)	(50,000)	(532,981)

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

16.	Differences between Canadian and U.S. Generally Accepted Accounting Principles (continued)

(b) Recent United States GAAP pronouncements

(i) The Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new standards for The Hierarchy of Generally Accepted Accounting Principles. These standards, ASC 105, culminated a multi-year project to replace the previous GAAP hierarchy and established Accounting Standard Codification (the “Codification”). The Codification is not expected to change US GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. Following this guidance, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) to update the Codification. After the launch of the Codification on July 1, 2009, only one level of authoritative US GAAP for non-governmental entities will exist, other than guidance issued by the SEC. This statement is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in this note.

(ii) Business Combinations

In December 2007, the FASB revised its accounting standards for Business Combinations. The standard, ASC 805, requires the acquiring entity to recognize and measure in its financial statements all the assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The revision to this guidance applied prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009 and had no impact on the Company's consolidated financial statements.

(iii) Fair Value Measurement and Disclosures

In October 2008, FASB amended accounting standards for Fair Value Measurements and Disclosures. The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active. The amendment is intended to address the following application issues: (a) how the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist; (b) how available observable inputs in a market that is not active should be considered when measuring fair value; and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. The changes were effective on issuance, including prior periods. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

16.	Differences between Canadian and U.S. Generally Accepted Accounting Principles (continued)

(b) Recent United States GAAP pronouncements (continued)

(iv) Investments - Other

In January 2009, FASB amended accounting standards for Investments – Other. The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities. The amendment removes the reference to the consideration of a market participant’s estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment’s carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

(v) Fair Value Measurements and Disclosures

In April 2009, FASB amended accounting standards for Fair Value Measurements and Disclosures. The amended standard, ASC 820, addresses issues related to the determination of fair value when the volume and level of activity for an asset or liability has significantly decreased, and identifying transactions that are not orderly. The revisions affirm the objective that fair value is the price that would be received to sell an asset in an orderly transaction (that is not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions, even if the market is inactive. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. If determined that a quoted price is distressed (not orderly), and thereby not representative of fair value, the entity may need to make adjustments to the quoted price or utilize an alternative valuation technique (e.g., income approach or multiple valuation techniques) to determine fair value. Additionally, an entity must incorporate appropriate risk premium adjustments, reflective of an orderly transaction under current market conditions, due to uncertainty in cash flows. The revised guidance requires disclosures in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The changes are effective for interim and annual reporting periods ending after June 15, 2009, and are to be applied prospectively. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Bridgeport Ventures Inc.
Notes to Consolidated Financial Statements
(An Exploration Stage Enterprise)
Years Ended April 30, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

16.	Differences between Canadian and U.S. Generally Accepted Accounting Principles (continued)

(b) Recent United States GAAP pronouncements (continued)

(vi) Financial Instruments

In April 2009, FASB revised accounting standards for Financial Instruments. The revised standard, ASC 825, requires fair value disclosures in the notes of an entity’s interim financial statements for all financial instruments, whether or not recognized in the statement of financial position. This revision became effective for the interim reporting period ending after June 15, 2009. The adoption of this new standard had no impact on the Company’s U.S GAAP reconciliation.

(vii) Subsequent Events

In May 2009, FASB amended the accounting standard for Subsequent Events. The updated standard, ASC 855, established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The revisions should not result in significant changes in the subsequent events that an entity reports, either through recognition or disclosure in its financial statements.

(viii) Variable Interest Entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The provisions of the updated guidance are effective for the Company’s fiscal year beginning May 1, 2010. The Company does not expect the adoption of this guidance to have an impact on the Company’s U.S. GAAP reconciliation.

(ix) Measuring Liabilities at Fair Value

In August 2009, FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. This update amends ASC 820, Fair Value Measurements and Disclosure, in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset, (ii) the quoted price for a similar liability or for a similar liability when traded as an asset, or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

17.

Event (Unaudited) Subsequent to the Date of the Independent Auditors’ Report

On October 25, 2010, Bridgeport announced that it agreed to acquire from Fronteer Gold Inc. ("Fronteer") 10 mineral properties, consisting of a total of 207 unpatented mining claims, located in the State of Nevada. Bridgeport issued 4.5 million shares as consideration for the acquisition. On November 16, 2010, Bridgeport acquired its interest in these mineral properties subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1.1	Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

1.2	Bylaw No. 1 of the Corporation (incorporated by reference to Exhibit 1.2 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

1.3	Bylaw No. 2 of the Corporation (incorporated by reference to Exhibit 1.3 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.1	2007 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.2	Agency Agreement dated September 25, 2009 between the Corporation and Toll Cross Securities Inc. (incorporated by reference to Exhibit 4.2 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.3	Acquisition Agreement dated November 11, 2008 between the Corporation and William Brereton in connection with the McCart Property (incorporated by reference to Exhibit 4.3 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.4	Acquisition Agreement dated July 30, 2009 between the Corporation and William Brereton in connection with the McCart Property (incorporated by reference to Exhibit 4.4 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.5	Purchase Agreement dated November 10, 2009 among the Corporation, Francisco Schubert Seiffert and Rio Condor Resources S.A. in connection with the acquisition of Rio Condor Resources S.A. (incorporated by reference to Exhibit 4.5 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.6	Acquisition Agreement dated January 23, 2010 among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta Property (incorporated by reference to Exhibit 4.6 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.7

Acquisition Agreement dated December 3, 2009 between the Rio Condor Resources S.A. and Maria Teresa Ortiz Carrasco in connection with the SOESMI Property (incorporated by reference to Exhibit 4.7 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.8	Amended and Restated Warrant Indenture between the Corporation and Valiant Trust Company dated September 25, 2009 governing the terms of the share purchase warrants of the Corporation issued on October 7, 2009 (incorporated by reference to Exhibit 4.8 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.9	Warrant Indenture between the Corporation and Valiant Trust Company dated December 1, 2009 governing the terms of the share purchase warrants of the Corporation issued on December 1, 2009 (incorporated by reference to Exhibit 4.9 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.10

Letter of Intent – Option Agreement related to the Rosario I / 10 with its Demasias dated September 11, 2009 (incorporated by reference to Exhibit 4.10 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.11	Base Salaries of Chief Executive Officer and Chief Financial Officer (incorporated by reference to Exhibit 4.11 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.12	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Eliana I Una de la Sierra San Marcos related to the Eliana I concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.12 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.13	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A., Sociedad Legal Minera Eliana II Una de la Sierra San Marcos and Sociedad Legal Minera Eliana III Una de la Sierra San Marcos related to the Eliana II and Eliana III concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.13 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.14	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Julia Una de la Sierra San Marcos related to the Julia concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.14 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.15	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Rosario Una de la Sierra San Marcos related to the Rosario concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.15 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.16	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.16 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.17	Amendment of Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.17 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.18	Option Agreement related to the McCart Property dated August 20, 2010 between the Corporation and China Opportunity (incorporated by reference to Exhibit 4.18 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.19	Letter of Intent – Option Agreement related to the Trillador property dated June 23, 2010 (incorporated by reference to Exhibit 4.19 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.20	First Modification to Letter of Intent –Option Agreement related to the Trillador property dated August 27, 2010 (incorporated by reference to Exhibit 4.20 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)

4.21	Purchase Agreement dated October 22, 2010 among the Corporation, BPV Gold, Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC in connection with certain mining claims located in Nevada (incorporated by reference to Exhibit 4.21 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)

4.22	Modification to Acquisition Agreement among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta Property dated September 15, 2010 (incorporated by reference to Exhibit 4.22 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)

8.1	List of Subsidiaries of the Corporation

15.1	Consent of McGovern, Hurley, Cunningham, LLP

15.2	Consent of Kevin Montgomery, M.Sc.(A), P. Geo.

15.3	Consent of Matthew Gray, Ph.D, C.P.G.

15.4	Consent of Matthew Gray, Ph.D, C.P.G.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BRIDGEPORT VENTURES INC.
Registrant

Date: December 3, 2010	/s/ Carmelo Marrelli___________
Carmelo Marrelli
Chief Financial Officer